As filed with the Securities and Exchange Commission on June 28, 2006

Registration No. 333-[            ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

People’s Choice Financial Corporation

(Exact name of registrant as specified in its governing instruments)

7515 Irvine Center Drive

Irvine, California 92618

(949) 341-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Neil Kornswiet

President and Chief Executive Officer

People’s Choice Financial Corporation

7515 Irvine Center Drive

Irvine, CA 92618

(949) 341-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Daniel M. LeBey, Esq. Hunton & Williams LLP Riverfront Plaza, East Tower 951 East Byrd Street Richmond, VA 23219-4074 (804) 788-8200	Ronald J. Lieberman, Esq. Hunton & Williams LLP Bank of America Plaza, Suite 4100 600 Peachtree Street, NE Atlanta, GA 30308-2216 (404) 888-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common Stock, $.01 par value per share	64,296,077	$192,888,231	$20,639.04

(1)	In the event of a stock split, stock dividend or similar transaction involving our common stock, to prevent dilution, the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act of 1933, as amended.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, as amended. Our stockholders have privately sold some of our shares using The PORTAL Market®. The last sale of our common stock of which we are aware occurred on June 9, 2006 and was reported on The PORTAL Market® at a price of $3.00 per share.
(3)	Estimated based on a bona fide estimate of the maximum aggregate offering price solely for purposes of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may change. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where any offer or sale of the securities is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 28, 2006

PROSPECTUS

[            ] Shares of Common Stock

People’s Choice Financial Corporation

We are a residential mortgage banking company that, with our subsidiaries, originates, sells, securitizes and services primarily single-family, non-prime, residential mortgage loans. We elected to be taxed as a real estate investment trust, or REIT, for federal income tax purposes upon the filing of our federal tax return for our taxable year ended December 31, 2004.

This prospectus covers the resale of up to [            ] shares of our common stock that the selling stockholders named in this prospectus may offer for sale from time to time following the effective date of the registration statement of which this prospectus is a part. We are registering these shares of common stock to provide the selling stockholders with registered securities, but this prospectus does not necessarily mean that the selling stockholders will offer or sell those shares. We are filing the registration statement pursuant to contractual obligations that exist with the selling stockholders.

The selling stockholders from time to time may offer and resell the shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the name of any agent or broker-dealer and applicable commissions or discounts or any other required information with respect to any particular offer will be set forth in a prospectus supplement that will accompany this prospectus. A prospectus supplement also may add, update or change information contained in this prospectus.

No public market currently exists for our common stock, and our common stock is not currently listed on any national exchange or market system. However, shares of our common stock have been sold and may continue to be sold from time to time in private transactions at negotiated prices.

We intend to apply to have our common stock approved for listing on the New York Stock Exchange (“NYSE”) under the symbol “PCI.” Until such time as our common stock is listed on the NYSE, we expect that the selling stockholders will sell their shares at prices between $[            ] and $[            ] per share, if any shares are sold. Assuming our common stock is listed on the NYSE, the selling stockholders may sell all or a portion of these shares from time to time in market transactions effected through the NYSE, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices. Following our December 2004 private placement of our common stock, most of our shares of common stock have been eligible for trading on The PORTAL Market®, or PORTAL, a subsidiary of the Nasdaq Stock Market, Inc. The shares of common stock resold using this prospectus will no longer be eligible for trading on PORTAL.

We are not offering for sale any shares of our common stock in the registration statement of which this prospectus is a part. We will not receive any of the proceeds from sales of our shares by the selling stockholders, but we will incur expenses in connection with the registration of these shares. Our common stock is subject to certain ownership and transfer restrictions principally intended to preserve our status as a REIT. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Investing in our common stock involves significant risks. See “ Risk Factors” beginning on page 11 of this prospectus for a discussion of those risks.

Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2006

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different or additional information. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth in this prospectus or in our affairs since the date of this prospectus.

This prospectus refers to brand names, trademarks and trade names we own, as well as those owned by other companies and organizations. People’s Choice Home Loan, Inc., People’s Choice Funding, Inc., www.flexqual.com and www.flexiblechoice.com are trademarks of People’s Choice Financial Corporation. The information on these websites does not constitute a part of this prospectus. We have applied to the U.S. Patent and Trademark Office to receive registered trademarks for our trade names and logo. Each other trademark or trade name appearing in this prospectus belongs to its respective owner.

Market data and forecasts used in this prospectus have been obtained from independent industry sources as well as from research reports prepared for other purposes. While we believe these reports to be reliable, we have not independently verified the data obtained from these sources. Forecasts and other forward-looking information obtained from these sources are forward-looking statements in this prospectus.

SUMMARY

This summary highlights information contained elsewhere in this prospectus but does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus, including “Risk Factors” and our financial statements and the related notes appearing elsewhere in this prospectus, before investing in our common stock. In this prospectus, unless the context indicates otherwise, references to “our company,” “we,” “our” and “us” refer to People’s Choice Financial Corporation (“PCFC”), People’s Choice Funding, Inc. (“PCFI”), People’s Choice Home Loan, Inc. (“PCHLI”) and their subsidiaries.

Our Company

People’s Choice Financial Corporation, a Maryland corporation, is a residential mortgage banking company, that through its subsidiaries, originates, sells, securitizes and services primarily single-family, non-prime, residential mortgage loans. We retain a substantial portion of the mortgage loans we originate in order to maintain a leveraged investment portfolio that we finance on a long-term basis by issuing mortgage-backed securities. We believe self-originating the mortgage loans we retain allows us to accumulate mortgage loans at a lower cost than would be available through secondary market purchases. We are currently sub-servicing the loans we have recently securitized by acting under a named servicer, and we expect to continue to sub-service those loans for their full term. In order to act as a named servicer rather than as a sub-servicer of loans, we need to obtain servicer ratings from the primary rating agencies. We received an initial servicer rating from Standard & Poor’s Ratings Services and Moody’s Investor Services is currently reviewing our application for an additional servicer rating. Once we receive our ratings, we will evaluate whether we can further enhance the economic value of our securitized portfolio of mortgage loans by acting as the named servicer for those loans rather than as a sub-servicer.

We originate our mortgage loans through our wholesale and retail channels. We originated mortgage loans in an aggregate principal amount of approximately $975.3 million for the three months ended March 31, 2006 and $5.7 billion for the year ended December 31, 2005. We operate our wholesale origination channel through 19 branch offices and our headquarters and use a network of approximately 12,000 approved independent mortgage brokers in 44 states. Through our wholesale origination channel, we generated approximately 77.0% of our total mortgage loan originations for the three months ended March 31, 2006 and 81.2% of our total mortgage loan originations for the year ended December 31, 2005. We believe that our sales force has established strong relationships with many of the leading non-prime mortgage loan brokers throughout the country. We operate our retail loan origination channel in 41 states through a network of seven branches located in five states. Through our retail loan origination channel, we generated approximately 23.0% of our total mortgage loan originations for the three months ended March 31, 2006 and 18.8% of our total mortgage loan originations for the year ended December 31, 2005. We expect to continue to expand each channel as attractive opportunities arise. As we grow our originations through our wholesale and retail channels, we are also implementing a disciplined geographic expansion strategy that is diversifying our loan production throughout the United States. For example, we originated 45.7% of our mortgage loans in California during the year ended December 31, 2005 and 27.5% of our mortgage loans during the three months ended March 31, 2006.

We focus on the single-family, non-prime, residential mortgage lending market, a large and growing sector that we believe represents one of the most attractive opportunities in the residential mortgage industry. The non-prime mortgages we focus on do not meet all of the credit, collateral and documentation requirements necessary to be eligible for sale to Fannie Mae or Freddie Mac. Non-prime mortgage loan origination volume historically has been more stable than prime mortgage loan origination volume, as it is generally comprised of home purchases and cash-out refinancings, which we believe have caused this market segment to be less sensitive to interest rate fluctuations than rate and term refinancings. Approximately 96.6% and 96.4% of our mortgage loans for the three months ended March 31, 2006 and the year ended December 31, 2005, respectively, were used for home purchases or cash-out refinancings.

We are continuously monitoring the economic environment in which we operate and we have recently made the strategic decision to tighten our underwriting guidelines and increase the average credit quality of our borrowers. We created new loan programs that increased the weighted average credit score of our borrowers, which is the measurement of the relative degree of risk a borrower represents to a lender obtained from credit reporting agencies utilizing, among other things, payment history, delinquencies on accounts, levels of outstanding indebtedness, length of credit history, types of credit, and bankruptcy experience. We also closely monitor the percentage of our high risk loan products. The weighted average credit score of our borrowers increased from 614 for the month of December 2005 to 633 for the month of March 2006, and the weighted average interest rate on the loans we originated increased from 8.08% for the month of December 2005 to 8.24% for the month of March 2006.

Our mortgage loan origination business utilizes an underwriting process consisting of automated systems and underwriting guidelines that we believe provides a high level of service to our borrowers and our mortgage-broker customer base. This technology-based process allows us to structure our products in order to meet the current needs of both our customers and the secondary market. All of our loans are processed through our automated systems, ensuring that a complete set of data is objectively considered in the credit approval process. Once a credit grade has been established by means of our automated systems, we will only make underwriting exceptions if we believe there are strong compensating factors. These exceptions are monitored daily by our senior management. Credit grade exceptions have been typically limited to variations from maximum or minimum loan amount, loan-to-value ratios and debt-to-income ratios allowed under a specific loan program. Through our automated systems and tightened underwriting guidelines, we seek to limit losses and derive proper risk-based pricing while maintaining compliance with national, state and local regulatory laws and lending guidelines.

Historically, our business strategy relied primarily on our ability to originate mortgage loans and sell those loans on a servicing released basis in the secondary mortgage market at prices that resulted in a competitive operating margin. We typically serviced these loans on an interim basis, from the origination date to approximately 90 days after the sale to third parties. While we continue to sell mortgage loans we originate on a servicing released basis in the secondary market, since December 28, 2004, when we reorganized our business into its current corporate structure so as to qualify as a real estate investment trust, or REIT, and completed a private placement of our common stock in which we received net proceeds of approximately $325.2 million, we have been implementing our current business strategy, which includes retaining and servicing a substantial portion of the mortgage loans we originate on a leveraged basis. We seek to maintain a leverage ratio in the range of approximately 12 to 1 to 16 to 1. As a result, the portion of mortgage loans we originate and sell on a servicing released basis in the secondary market varies at times. Outside of our loan sales and our securitizations, we primarily finance our loan originations through warehouse lines of credit and we are continuously seeking ways to decrease our costs of borrowings.

We elected to be taxed as a REIT for federal income tax purposes upon the filing of our federal tax return for our taxable year ended December 31, 2004. As a REIT, we generally are not subject to federal corporate income taxes on income produced by our investment portfolio or other REIT taxable income to the extent we distribute that income to our stockholders. Our REIT structure allows us the flexibility to originate, sell and securitize mortgage loans through our taxable REIT subsidiary to provide for future growth in our capital base and operations. Our taxable REIT subsidiary is subject to federal, state and local corporate income taxes on its income.

Our Operating Strategy

We plan to grow our residential mortgage loan origination volume and servicing platform as we build, manage and service a leveraged portfolio of mortgage loans. We intend to successfully execute our strategy by:

•

growing our mortgage loan originations by continuing our expansion of both our wholesale and retail channels, by retaining new senior production officers, adding additional account executives, increasing production through new brokers, direct mail, tradeshows, and more person-to-person contact, and making strategic investments as attractive opportunities arise;

•	implementing a disciplined, phased-approach, geographic expansion strategy to diversify our mortgage loan origination operations outside of California and throughout the United States;

•	increasing our overall weighted average credit scores on our loan production and decreasing our percentage of higher risk loan products;

•	operating with a competitive cost structure and improving work flow efficiencies to further reduce our costs;

•	maximizing our net interest income by increasing the weighted average interest rate of the loans we originate while decreasing the costs of our warehouse lines of credit;

•	actively managing the interest rate and credit risks relating to holding an investment portfolio of mortgage-related assets through hedging transactions utilizing derivative financial instruments; and

•	introducing new technology and processes that utilize the Internet to offer our brokers an easy to use application that rapidly determines qualification and available loan products and that we believe will incent brokers to increase the number of loans they originate through our systems.

Our Strengths

We believe that we enjoy several key strengths that should enable us to implement our business strategy. These strengths include:

•	our business process, combined with our technology and prudent expense management, has resulted in what we believe is a competitive cost structure in the non-prime mortgage industry;

•	our focus on superior customer service that we believe distinguishes us as a high-quality service provider within our industry;

•	our origination capabilities, which we believe allows us to continue to cost-effectively build our leveraged investment portfolio of mortgage loans by originating loans through our qualified REIT subsidiaries and our taxable REIT subsidiaries as opposed to purchasing such loans in the secondary mortgage market; and

•	our experienced management team whose members have an average of approximately 20 years experience in consumer finance and mortgage lending.

Summary Risk Factors

An investment in our common stock involves significant risks. The “Risk Factors” section of this prospectus, which you should read in its entirety and carefully consider before investing in our common stock, contains a detailed discussion of some of the more important risks, including the risks summarized below:

•	Rising interest rates have adversely affected the amount of net interest income we receive, the market value of our mortgage loans and the market price of our stock.

•	If we are unable to realize cash proceeds from loan sales in excess of our cost to originate, our financial position would be adversely affected.

•	We have a limited operating history with our portfolio strategy, and we may not be successful.

•	Our business requires a significant amount of cash, and if it is not available, our business and financial performance will be significantly harmed.

•	We have been and we are likely to continue to be subject to losses due to fraudulent and negligent acts on the part of loan applicants, mortgage brokers, other vendors and our employees.

•	We rely on warehouse lines and repurchase facilities to finance our mortgage loans, and our business and financial performance will be significantly harmed if we default under those facilities or they are otherwise no longer available to us.

•	Our investment and leverage strategy could reduce our net income and the amount available for distributions and cause us to suffer substantial losses.

•	Our independent registered public accounting firm has reported material weaknesses and significant deficiencies in our internal controls and the measures we have taken to date or any future measures we take may not adequately remedy the reported material weaknesses and significant deficiencies.

•	The lack of significant long-term loan performance data on the mortgage loans we have previously originated and sold makes it difficult to predict the performance of loans we intend to retain in our investment portfolio and any revenues from our loans, which could adversely affect our financial condition and results of operations.

•	We are subject to increased risk of default, foreclosure and losses associated with our strategy of focusing on non-prime mortgage loan originations as compared to prime loans that, on average, have lower default rates.

•	Because of over-collateralization requirements under the terms of our mortgage-backed securities, for some period of time our new portfolio of mortgage loans may not generate sufficient cash flows to cover our operating expenses.

•	The residential mortgage origination business is a cyclical industry, is currently at a relatively high level and is expected to decline in 2006 and in subsequent years, which could reduce our current levels of loan origination and our ability to generate net income in the future.

•	An economic slowdown, recession or declining real estate values could harm our operations, particularly if its results in a decline in the real estate market.

•	Changes in economic conditions in California or Florida, where we originate a significant portion of our loans, could have a material adverse effect on our business, financial condition and results of operations.

•	We are subject to intense competition that could result in a loss of business for us.

•	We plan to provide credit enhancement for a portion of the mortgage-backed securities that we issue in each of our securitizations, but cannot provide assurances that these credit enhancement features will be available at costs that would allow us to achieve our desired level of net income, or at all.

•	Loss of our key management or the inability to attract and retain qualified personnel could result in a material adverse effect on our business.

•	We have very limited experience operating our business in compliance with the complex rules and regulations associated with REIT qualification, and our failure to comply with the applicable requirements could have a material adverse effect on our results of operations, financial condition and business.

•	We are subject to, and incur significant costs related to, governmental regulation that could have a harmful effect on our results of operations.

•	Our Chief Executive Officer and President owns a significant percentage of our outstanding common stock and may significantly influence the management and policies of our company, in ways with which you may disagree.

Our Market Opportunity

The residential mortgage market is the largest consumer finance market in the United States. According to the Mortgage Bankers Association of America, or the MBA, lenders in the United States originated approximately $2.9 trillion of single-family mortgage loans in 2005 and $2.65 trillion of single family mortgage loans in 2004. MBA is predicting originations of approximately $2.5 trillion of single-family mortgage loans in 2006. According to Inside B&C Lending, non-prime mortgage market volume was approximately $665 billion in 2005 and $530 billion in 2004, which represented approximately 21.3% and 18.2% respectively, of the overall residential mortgage market. Inside B&C Lending reports that the non-prime mortgage market has grown from approximately $65 billion in 1995 to $665 billion in 2005, representing a 26.2% compounded annual growth rate, while the overall single-family residential mortgage market has grown from $639 billion in 1995 to $3.12 trillion in 2005, representing a smaller compounded annual growth rate of 17.2%. In addition to faster growth, we believe the non-prime mortgage loan origination market has historically focused on home purchases and cash-out refinancings, rather than interest rate driven refinancings, which has caused this market segment to be less interest rate sensitive, and therefore less volatile, than the prime mortgage loan origination market.

Recent Developments

On June 19, 2006, we entered into a new committed warehouse financing facility with a bank for up to a maximum of $500 million. This warehouse financing facility will expire in June 2007 unless renewed.

On April 28, 2006, we entered into a new committed warehouse financing facility with an investment bank for up to a maximum of $500 million. This warehouse financing facility will expire in October 2006 unless renewed.

On April 27, 2006, we announced a quarterly cash dividend for the first quarter of 2006 of $0.18 per share. The dividend was paid on May 18, 2006 to stockholders of record as of May 8, 2006.

Restrictions on Ownership of Our Common Stock

Due to limitations on the concentration of ownership of REIT shares imposed by the Internal Revenue Code, our charter documents generally prohibit any stockholder from actually or constructively owning more than 4.99% in value of the outstanding shares of our capital stock or 4.99% in value or number of shares, whichever is more restrictive, of our outstanding common stock other than Neil Kornswiet, our President and Chief Executive Officer. Neil Kornswiet is not permitted, directly or indirectly, to own more than 30% of our outstanding shares of common stock in the aggregate or more than 30% in value of all of our capital stock, whichever is more restrictive (calculated in accordance with the applicable REIT ownership rules). Our board may, in its sole discretion, waive the ownership limit with respect to a particular stockholder if our board is presented with satisfactory evidence that the ownership will not then or in the future jeopardize our REIT status. Our charter also prohibits certain cooperatives, governmental entities and tax-exempt organizations that are exempt from the unrelated business income tax from owning our shares because a tax could be imposed on us if our shares are held by these entities.

Resale Blackout Periods

We will be permitted to suspend the use, from time to time, of this prospectus (and therefore suspend sales of common stock under this prospectus) for periods, referred to as “blackout periods,” if upon the happening of certain events a majority of the independent members of our board of directors determines in good faith that it is in our best interests to suspend the use and we provide the selling stockholders, among others, with written notice of the suspension. The cumulative blackout periods may generally not exceed an aggregate of 90 days in any rolling 12-month period or more than 60 days in any rolling 90-day period.

In addition, upon our request, the selling stockholders will not be permitted to sell, pledge or otherwise dispose of or transfer any of the shares of common stock covered by this registration statement for a period of 30 days prior to the effective date of a registration statement covering the initial public offering of our common stock and for a period of 60 days after that effective date. Furthermore, upon our request, the selling stockholders who owned common stock or rights to acquire common stock of our predecessor, PCHLI, that were converted into our common stock or rights to acquire our common stock, other than Lehman Commercial Paper, Inc., will be restricted from any transfer for a period of 180 days after the effective date of any initial public offering registration statement. Friedman, Billings, Ramsey & Co., Inc., or FBR, may consent, depending on market conditions, to release certain of our employees from any lock-up restrictions that would prevent them from selling a sufficient number of shares of our common stock to cover any tax liabilities they may incur upon the exercise of their vested options.

Our Corporate History, Formation and Tax Status

We were formed as a Maryland corporation on May 5, 2004. We are engaged in the business of originating, selling, securitizing, and servicing single-family, non-prime residential mortgage loans through our wholly-owned subsidiaries, People’s Choice Home Loan, Inc., a Wyoming corporation which was formed on December 29, 1999, and People’s Choice Funding, Inc., a Delaware corporation formed on May 5, 2004. Prior to December 28, 2004, PCHLI operated as a C corporation. On December 28, 2004, we reorganized our business into our current corporate structure so as to qualify as a REIT and completed a private placement of our common stock in which we raised approximately $325.2 million in net proceeds. We refer to this private placement as our 144A Offering. We elected to be taxed as a REIT for federal income tax purposes upon the filing of our federal tax return for our taxable year ended December 31, 2004. PCHLI operates as a taxable REIT subsidiary and PCFI operates as a qualified REIT subsidiary.

Our continued qualification as a REIT depends upon our ability to meet, on a continuing basis, various complex requirements under the Internal Revenue Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our capital stock. We believe that we have qualified to be taxed as a REIT under the Internal Revenue Code and that our manner of operation will enable us to continue to meet the requirements for taxation as a REIT for federal income tax purposes.

As a REIT, we generally will not be subject to federal income tax on the REIT taxable income that we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax at regular corporate rates. Even if we qualify as a REIT, we may be subject to some federal, state and local taxes on our income and property. We have elected to treat PCHLI as our taxable REIT subsidiary. PCHLI is a regular taxable corporation that is subject to federal, state and local income tax on profits it earns on its mortgage operations.

Our Distribution Policy

Federal income tax law requires that a REIT distribute to its stockholders annually at least 90% of its REIT taxable income, excluding the retained earnings of any taxable REIT subsidiary it owns, but including dividends that are paid by the taxable REIT subsidiary to the REIT. In connection with these requirements, we intend to continue to make regular quarterly distributions of all or substantially all of our REIT taxable income to holders of our common stock out of legally available assets. We anticipate that PCHLI will retain some or all of the income it generates, net of any tax liability it incurs on that income, and may, from time to time, distribute a portion of its earnings to us, and subsequently, our stockholders, depending on, among other factors, then current market conditions and our reinvestment opportunities. Subject to our compliance with applicable REIT rules, we may distribute our after tax net interest income after loan charge offs, if any, from our taxable REIT subsidiary,

PCHLI, generated from its loans held for investment portfolio of $525.1 million and $595.0 million at March 31, 2006 and December 31, 2005, respectively, as a result of the 2004 and 2005 securitizations. Any distributions we make in the future will be at the discretion of our board of directors and will depend upon, among other things, our actual results of operations and liquidity. We have not established a minimum distribution payment level, and we may not be able to make distributions to our stockholders in the future. Our actual results of operations and our ability to pay distributions will be affected by a number of factors, including the net interest income we receive from the mortgage loans we retain in our investment portfolio, the revenue we receive from the sale of mortgage loans and our servicing operations, our operating expenses and other expenditures. See “Federal Income Tax Consequences of Our Status as a REIT.”

Our Principal Office

Our principal offices are located at 7515 Irvine Center Drive, Irvine, CA 92618. Our telephone number is (949) 341-2000. Our website is www.pchli.com. The information on our website does not constitute a part of this prospectus.

Stock Exchange Listing

We intend to apply to have our common stock listed on the New York Stock Exchange under the symbol “PCI.”

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

You should read the summary historical consolidated financial data set forth below together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated income statement data for the three months ended March 31, 2006 and 2005, and the consolidated balance sheet data as of March 31, 2006 are derived from our unaudited consolidated financial statements, which are included in this prospectus and, in the opinion of management, include all adjustments necessary for fair presentation of the results of such periods. The consolidated balance sheet data as of March 31, 2005 is derived from our unaudited consolidated financial statements. The consolidated income statement data for the years ended December 31, 2005, 2004 and 2003 and the consolidated balance sheet data as of December 31, 2005 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2003 has been derived from our audited consolidated financial statements that are not included in this prospectus. Other data and ratios have been derived from our accounting records for the periods presented and, in the opinion of management, include all adjustments necessary for fair presentation for such periods.

As a result of our current business strategy, the net interest income generated by our investment portfolio of mortgage loans has become the largest component of our revenues, rather than the net gain received by us as a result of our whole loan sales, which has generally been the largest component of our year end revenues in years prior to 2004. Accordingly, our historical consolidated financial results may not be indicative of our future performance.

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
	(in thousands, except per share data)
Revenues:
Interest income	$88,521	$53,513	$309,747	$90,946	$26,287
Interest expense	57,386	24,257	172,783	33,027	9,328

Net interest income	31,135	29,256	136,964	57,919	16,959
Provision for loan losses on loans held for investment	8,079	5,226	39,734	7,622	—

Net interest income after provision for loan losses	23,056	24,030	97,230	50,297	16,959
Other operating income:
Gain (loss) on sale of loans, net	2,599	(171)	(22,408)	84,510	77,093
Servicing income (expense), net	7,493	964	20,211	1,002	271
Unrealized mark-to-market gain (loss) and realized gains (loss)—derivative instruments	8,836	16,169	20,451	(1,843)	—
Other income (expense)	—	157	597	(27)	331

Total other operating income	18,928	17,119	18,851	83,642	77,695

Total revenues	41,984	41,149	116,081	133,939	94,654
Other operating expenses:
Personnel expense	16,039	14,782	58,281	52,405	29,644
Other expenses	15,632	7,415	53,314	19,939	11,101

Total operating expenses	31,671	22,197	111,595	72,344	40,745
Income before provision (benefit) for income taxes	10,313	18,952	4,486	61,595	53,909

Provision (benefit) for income taxes	1,780	2,164	(8,048)	27,251	23,079

Net income	$8,533	$16,788	$12,534	$34,344	$30,830

Basic earnings per share(1)	$0.14	$0.29	$0.21	—	—
Diluted earnings per share	$0.14	$0.27	$0.20	—	—
Basic weighted average shares outstanding	59,490	57,779	58,873	—	—
Diluted weighted average shares outstanding	62,426	63,108	63,433	—	—

	As of March 31,		As of December 31,
	2006	2005	2005	2004	2003
	(unaudited)
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$70,623	$88,630	$86,649	$365,060	$18,903
Restricted Cash	86,730	7,665	80,476	635	300
Mortgage loans held for sale, net(2)	646,682	102,916	1,231,938	158,321	488,198
Mortgage loans held for investment, net(3)	3,719,871	3,517,077	4,180,200	2,352,295	—
Derivative instruments, net	50,300	40,399	41,464	24,230	—
Deferred Income Taxes	21,575	24,121	22,348	32,361	16,411
Income Taxes Receivable	21,258	2,438	37,172	1,066	—
Total assets	4,711,747	3,846,976	5,777,721	2,983,126	534,408

Warehouse borrowings	600,990	1,264,107	1,209,216	1,343,771	450,363
Mortgage-backed securities, net(4)	3,718,609	2,124,266	4,145,635	1,184,753	—
Repurchase allowance	13,929	6,684	20,411	5,939	8,434
Other liabilities	35,438	33,386	68,351	47,127	19,293
Total liabilities	4,368,966	3,428,443	5,443,613	2,581,590	485,910

Convertible preferred stock	—	—	—	—	3,480
Stockholders’ equity	342,781	418,533	334,108	401,536	48,498

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
	(dollars in thousands)
Other Data:
Wholesale loan originations	$750,712	$1,214,806	$4,619,856	$4,589,086	$2,824,451
Retail loan originations	224,606	180,055	1,069,790	453,903	153,060

Total loan originations	$975,318	$1,394,861	$5,689,646	$5,042,989	$2,977,511

Loans securitized	$—	$1,100,067	$4,462,629	$1,259,863	$—
Whole loan sales	1,575,781	161,223	1,343,432	2,916,447	2,714,911

Weighted average coupon(5)	8.24%	7.38%	7.44%	7.44%	7.83%
Cost of funds—warehouse debt(6)	5.40%	3.52%	4.29%	2.82%	2.73%
Net interest income—loans held for sale(7)	2.80%	3.85%	2.84%	5.07%	5.07%
Yield on loans held for investment(8)	6.70%	7.24%	7.02%	7.01%	—
Costs of funds—mortgage-backed securities(9)	4.38%	3.51%	3.89%	2.54%	—
Net interest income—loans held for investment(10)	2.28%	3.93%	3.11%	4.35%	—
Weighted average whole loan sales price over par	101.67%	102.14%	101.33%	104.14%	104.30%
Weighted average credit score(5)	626	621	617	625	625
Loans held for sale—average balance	1,083,531	233,978	609,213	646,097	343,100
Warehouse debt—average balance	1,044,575	909,021	1,173,845	608,773	325,107
Loans held for investment—average balance	3,933,181	2,677,872	3,740,788	588,093	—
Mortgage-backed securities—average balance	3,950,271	1,855,219	3,143,047	600,982	—
Number of branches at period end	26	27	30	25	19
Number of employees at period end	1,236	1,153	1,197	930	636

Ratios:
Debt to capital(11)	12.60	8.10	16.03	6.30	9.29
Average assets(12)	5,245,156	3,319,409	4,735,414	1,338,375	323,369
Average equity(13)	336,180	410,193	388,855	90,363	26,030
Return on average equity	10.15%	16.37%	3.22%	38.01%	118.44%
Return on average assets	0.65%	2.02%	0.26%	2.57%	9.53%
Total cost to originate as a % of total originations(14)	2.75%	2.06%	2.02%	2.26%	2.35%

As required by Regulation G, the following table is a reconciliation of the item “Total cost to originate as a % of total originations,” shown above, which shows total generally accepted accounting principles, or GAAP, operating expenses as presented in our income statements, adjusted for direct origination costs and other loan related fees and expenses, as well as loan servicing overhead and other expenses, to arrive at total cost to originate, which is then reflected as a percentage of total loan production:

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
	(dollars in thousands)
GAAP operating expenses	$31,671	$22,197	$111,595	$72,344	$40,745
Direct origination costs (fees) and other expenses:
Loan fees	(12,380)	(12,261)	(61,646)	(34,488)	(19,795)
Yield spread premium paid to brokers	4,709	9,634	33,060	37,484	22,420
Origination costs	10,525	10,437	50,881	42,672	28,106

Total operating expenses	34,525	30,007	133,890	118,012	71,476
Less: Loan servicing and other expenses(15)	(7,669)	(1,327)	(19,104)	(3,797)	(1,520)

Total cost to originate	$26,856	$28,680	$114,786	$114,215	$69,956

Total loan originations	$975,318	$1,394,861	$5,689,646	$5,042,989	$2,977,511
Total cost to originate as a % of total originations(14)	2.75%	2.06%	2.02%	2.26%	2.35%

We believe that the presentation of total cost to originate as a percentage of total loan originations provides useful information to investors regarding our financial performance because it allows us to monitor the performance of our core operations, which we believe is more difficult to do when looking at GAAP financial reports. Our management uses this measure for this purpose. The presentation of this additional information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP.

(1)	Management does not feel the earnings per share calculation, prior to the first quarter of 2005, is meaningful.
(2)	Loans are net of deferred fees and costs and valuation allowance.
(3)	Loans are net of discounts, deferred fees and costs, and allowance for loan losses.
(4)	Mortgage-backed securities are net of unamortized bond discounts.
(5)	Weighted average coupon and credit score based on total loan originations.
(6)	Cost of funds—warehouse debt is calculated by dividing warehouse interest expense by average warehouse debt, for the specified period(s).
(7)	Net interest income—loans held for sale is represented as interest income on loans held for sale, less warehouse interest expense, divided by the average balance of loans held for sale, for the specified period(s).
(8)	Yield on loans held for investment is calculated by dividing interest income on loans held for investment by average loans held for investment, which includes discounts, deferred fees and costs, for the specified period(s). The yield on loans held for investment includes amortization of loan discounts and deferred origination costs.
(9)	Cost of funds on mortgage-backed securities debt is calculated by dividing interest expense on mortgage-backed securities by average mortgage-backed securities debt, which includes deferred financing costs and unamortized bond discounts, for the specified period(s). The cost of funds on mortgage-backed securities debt includes amortization of bond discounts and deferred financing costs as well as the impact of interest rate cap and swap payments.
(10)	Net interest income—loans held for investment is represented as the net of interest income on loans held for investment and interest expense on mortgage-backed securities, divided by the average balance of loans held for investment, for the specified period(s). Net interest income includes amortization of loan discounts, deferred origination costs, bond discounts, and deferred financing costs as well as the impact of interest rate cap and swap payments.
(11)	Debt is defined as warehouse debt and mortgage-backed securities debt. Capital is defined as stockholders’ equity, including convertible preferred stock. Calculated as of period end.
(12)	Average assets are based on daily average balances at the end of the specified period(s) for all assets.
(13)	Average equity is based on month-end equity balances, excluding convertible preferred stock, for the specified period(s).
(14)	This calculation is not in accordance with GAAP and has been calculated as total operating expenses before deferred origination cost adjustments, loan servicing overhead, and other corporate expenses (described above), including net loan fees, divided by originations. Net loan fees are the fees collected, less yield spread premium paid to brokers.
(15)	Other expenses include Sarbanes-Oxley 404 compliance costs, legal settlement costs, severance costs, and non-recurring employment costs, which include sign-on bonuses, additional commissions, and recruiting fees.

RISK FACTORS

An investment in our common stock involves significant risks. If any of the risks described below occur, our business, liquidity, financial condition and results of operations could be materially and adversely affected, in which case the price of our common stock could decline significantly and you could lose all or a part of your investment. The risk factors described below are not the only risks that may affect us. Additional risks and uncertainties not presently known to us, or not identified below, may also materially adversely affect our business, liquidity, financial condition and results of operations. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before making an investment in our common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

Rising interest rates have adversely affected, and may continue to adversely affect, the amount of net interest income we receive, the market value of our mortgage loans and the market price of our stock.

The interest payable on the floating-rate mortgage-backed securities we issue in securitizations generally will adjust monthly and will be based on shorter term floating interest rates, while the interest income we receive from our mortgage loans generally will either be fixed, adjust less frequently than monthly or be subject to caps on the rates the borrowers pay. As short-term interest rates (one-month LIBOR) have risen materially since the middle of 2004, the interest rates that we have paid to finance our mortgage loan originations have risen faster than the interest rates on our mortgage loans, which caused the net interest income generated by our mortgage loan portfolio to decrease and caused the fair market value of our mortgage loans in which we have invested to decline.

With respect to the fair market value of our mortgage loans, our fixed-rate mortgage loans generally will be more negatively affected by increases in interest rates than will our adjustable-rate mortgage loans. In accordance with GAAP, we will be required to reduce the carrying value of our mortgage loans held for sale by the amount of any decrease in the fair value of our assets compared to amortized cost. If unrealized losses in fair value of our mortgage loans held for sale occur, we will have to reduce current earnings under GAAP. Accordingly, our net book value will decrease to the extent of any realized or unrealized losses in fair value, and this could significantly harm our results of operations, financial condition and business. At March 31, 2006 and December 31, 2005, we recorded a reduction in the carrying value of mortgage loans held for sale in the amount of $4.3 million and $12.7 million, respectively, representing a decrease in the fair value of mortgage loans held for sale at those dates.

Fluctuations in interest rates may affect our profitability and the market price of our common stock several other ways, including but not limited to, the following:

•	decreases in interest rates may cause prepayments to increase and may result in losses arising from our hedging activities, adversely affecting our net interest income over time from our securitized loans;

•	increases in interest rates may reduce overall demand for mortgage loans, accordingly reducing our origination of new loans, and reducing the value of loans and other securities on our consolidated balance sheet, which could have a material adverse effect on our business, financial condition, and results of operations; and

•	increases in interest rates may negatively affect the net yield on our portfolio of mortgage loans, which may adversely affect our net income, the amount of any distributions on our common stock and the market price of our common stock.

If we are unable to realize cash proceeds from loan sales in excess of our cost to originate, our financial position would be significantly damaged.

We will continue to sell a sizeable portion of our loans on a servicing released basis in the secondary market. The net cash proceeds received from loan sales consist of the premiums we receive on sales of loans in excess of our costs to originate the loans. The proceeds we receive on loan sales are dependent on current market conditions, including demand for consumer credit. Economic slowdowns or recessions may be accompanied by decreased real estate values and an increased rate of delinquencies, defaults and foreclosures. Potential purchasers might reduce the premiums they pay for the loans during these periods to compensate for any increased risks. Because of competitive pressures, we might not be able to pass interest-rate increases through to our customers. Any sustained decline in demand for loans or increase in delinquencies, defaults or foreclosures is likely to significantly reduce the pricing of our future loan sales such that it falls below our costs to originate loans. During the three months ended December 31, 2005 and March 31, 2006, our cost to originate loans exceeded the cash proceeds realized from the loan sales. If we are unable to originate loans in the future at a cost lower than the cash proceeds realized from loan sales, our results of operations, financial condition and business could be significantly damaged.

Prior to our 144A Offering, we did not retain and service mortgage loans as part of our long-term strategy, which gives you limited ability to evaluate a key component of our business strategy, our growth prospects and our ability to execute this strategy.

Prior to our 144A Offering, our business consisted primarily of the origination and subsequent sale of mortgage loans in a relatively short time frame and we had not managed a portfolio of mortgage loans on a long-term basis. Currently, we retain and service on a long-term basis mortgage loans we originate, financed by issuing mortgage-backed securities secured by such loans. We have limited experience retaining mortgage loans for investment and servicing the loans for their full term. The risks associated with retaining, managing and servicing a portfolio of mortgage loans for investment are different from the risks associated with selling the mortgage loans we originate to third parties and servicing the mortgage loans only on an interim basis, and we may not be successful. Additionally, our lack of operating history with regard to retaining mortgage loans for investment and our inexperience servicing mortgage loans for the full terms of those loans limits your ability to evaluate our business strategy and our growth prospects and increases your investment risk.

We intend to finance our investment portfolio through the securitization of our mortgage loans, and we may not be successful.

We intend to finance our investment portfolio through the securitization of our mortgage loans. Prior to our 144A Offering, PCHLI previously had completed only two securitizations of its mortgage loans. To date, we have completed four securitizations since our 144A Offering. Our ability to complete additional securitizations in the future will depend upon a number of factors, including the experience and ability of our management team, conditions in the securities markets generally, conditions in the mortgage-backed securities market specifically, the performance of our prior securitizations, our ability to obtain additional capital and credit enhancement. We may underestimate the risks associated with retaining mortgage loans for securitization or the nature of this type of investing. We may be unsuccessful securitizing our mortgage loans, which could significantly harm our results of operations, financial condition and business.

We have been, and are likely to continue to be, subject to losses due to fraudulent and negligent acts on the part of loan applicants, mortgage brokers, other vendors and our employees.

When we originate mortgage loans, we rely heavily upon information supplied by third parties, including the information contained in the loan application made by the applicant, property appraisal, title information and employment and income documentation. If a third party misrepresents any of this information and if we do not discover the misrepresentation prior to funding the loan, the value of the loan may be significantly lower than anticipated. As a practical matter, we generally bear the risk of loss associated with the misrepresentation whether it is made by the loan applicant, the mortgage broker, another third party or one of our employees. A loan with respect to which a material misrepresentation has been made is typically unsalable or subject to repurchase if it was sold prior to detection of the misrepresentation. In addition, the persons and entities that make such material misrepresentations are often difficult to locate, and it is costly, time-consuming and difficult to recoup any monetary losses that we may have suffered as a result of such material misrepresentations from those who have made them.

Our business requires a significant amount of cash, and if it is not available, our business and financial performance will be significantly harmed.

We require a substantial amount of cash to fund the mortgage loans that we originate, to pay our loan origination expenses, to hold our loans pending sale or securitization and to build our investment portfolio of mortgage loans. We also need cash to fund our working capital, minimum REIT dividend distribution requirements, debt obligations and other needs. Cash could be required to meet margin calls under the terms of our borrowings in the event that there is a decline in the market value of the mortgage loans that collateralize our debt, the terms of short-term debt become less attractive or for other reasons. In addition, if the minimum dividend distribution required to maintain our REIT status becomes large relative to our cash flow due to our taxable income exceeding our cash flow from operations, then we could be forced to borrow funds, sell assets or raise capital on unfavorable terms, if we are able to at all, in order to maintain our REIT status. Our ability to retain mortgage loans we originate and implement our current business plan is dependent upon our ability to raise additional capital.

We expect that our primary sources of working capital and cash will consist of:

•	our warehouse lines and repurchase facilities;

•	net interest income we receive from our mortgage loan portfolio;

•	our operating profits and the proceeds from the sales or repayments of our mortgage loans;

•	net proceeds from the sale of mortgage-backed securities; and

•	net proceeds from any offerings of our equity or other debt securities.

If we fail to raise additional capital or generate additional income in the future, it will negatively impact our growth strategy of building our loans held for investment portfolio. We may not be able to generate a sufficient amount of cash from operations and financing activities alone to successfully execute our business strategy.

We rely on warehouse lines and repurchase facilities to finance our mortgage loans and operating structure and our business and financial performance will be significantly harmed if those resources are no longer available to us.

Pending the sale or securitization of a pool of mortgage loans, we finance the mortgage loans that we originate through borrowings under our warehouse lines and repurchase facilities. It is possible that our warehouse lenders could experience changes in their ability to advance funds to us, independent of our performance or the performance of our loans. In addition, if the regulatory capital requirements imposed on our lenders change, our lenders may be required to increase significantly the cost of the lines of credit that they provide to us. Likewise, our repurchase facilities are dependent on our counterparties’ ability to re-sell our obligations to third parties. If there is a disruption of the repurchase market generally, or if one of our counterparties is itself unable to access the repurchase market, our access to this source of liquidity could be adversely affected.

As of March 31, 2006 and December 31, 2005, the aggregate balance outstanding under our credit facilities was approximately $601.0 million and $1.2 billion, respectively. Each of the credit facilities is cancelable by the lender for reasons beyond our control. These credit facilities are due to expire between June 2006 and March 2007. We may not be able to renew our existing credit facilities on favorable terms, or at all. If we are not able to renew any of our credit facilities or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under any of these credit facilities, we may not be able to originate new mortgage loans or continue to fund our operations, which would have a material adverse effect on our business, financial condition and results of operations.

Our credit facilities, whole loan sale agreements and securitization transactions contain covenants that restrict our operations and any default under these credit facility agreements would inhibit our ability to grow our business and increase revenues.

The credit agreements relating to our existing warehouse lines of credit and repurchase facilities contain extensive restrictions and covenants and require us to maintain or satisfy specified financial ratios and tests, including maintenance of asset quality and portfolio performance tests as well as maximum leverage ratios. Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these agreements. These agreements also contain cross-default provisions, so that an event of default under any agreement will trigger an event of default under other agreements, giving the lenders the right to declare all amounts outstanding under their particular credit agreement to be immediately due and payable, enforce their rights by foreclosing on collateral pledged under these agreements and restrict our ability to make additional borrowings under these agreements.

Our warehouse lines of credit and repurchase facilities also restrict our ability to, among other things:

•	incur additional debt;

•	make certain investments or acquisitions; and

•	engage in mergers or consolidations.

These restrictions may interfere with our ability to obtain financing or to engage in other business activities. Furthermore, our default under any of our credit agreements could have a material adverse effect on our business, financial condition and results of operations. We were not in compliance with one of the financial covenants in two of our facilities due to our net loss during the fourth quarter of 2005. In March 2006, we received waivers from our lenders for the one time breach of the financial covenants.

Our investment and leverage strategy could reduce our net income and the amount available for distributions and cause us to suffer substantial losses.

We generally expect to borrow approximately 12 to 16 times the amount of our consolidated equity capital, although at times our borrowings may be above or below our expectation. We intend to incur this indebtedness by issuing mortgage-backed securities debt for the loans we securitize and borrowing against a substantial portion of the market value of our mortgage loans held for sale and mortgage loans in our investment portfolio, prior to securitization. Our total indebtedness, however, is not expressly limited by our policies and will depend on our and each of our prospective lenders’ estimates of the stability of our mortgage loan portfolio’s cash flow. We may not be able to meet our debt service obligations from our income and, to the extent we cannot, we may be required to liquidate our mortgage loans at disadvantageous prices or raise capital, which may not be available on reasonable terms or at all, each of which could have a material adverse effect on our results of operations, financial condition and business. Our use of leverage could also amplify the risks associated with other risk factors, which could reduce our net income and the amount available for distributions or cause us to suffer a loss. For example:

•	A portion of our borrowings will be secured by our mortgage loans held for sale and mortgage loans in our investment portfolio, prior to securitization. A decline in the market value of the mortgage loans used to secure these warehouse line and repurchase facility obligations could limit our ability to borrow or result in lenders requiring us to pledge additional collateral to secure our borrowings. In that situation, we could be required to sell mortgage loans under adverse market conditions in order to obtain the additional collateral required by the lender. If these sales are made at prices lower than the carrying value of the mortgage loans, we would experience losses.

•	To the extent we are compelled to liquidate qualifying REIT assets in order to repay debts, our compliance with the REIT rules regarding our assets and our sources of income could be negatively affected, which could jeopardize our status as a REIT. Losing our REIT status would cause us to lose tax advantages applicable to REITs and adversely affect our results of operations and distributions to our stockholders.

Our independent registered public accounting firm has reported material weaknesses and significant deficiencies in our internal controls. If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results. Additionally, we may conclude that our system of internal controls under Section 404 of Sarbanes-Oxley is not effective.

In connection with the audit of our financial statements for the year ended December 31, 2005, our independent registered public accounting firm, Grant Thornton LLP, issued a letter to our Audit Committee in which they identified certain matters that they consider to constitute material weaknesses in our internal controls under standards established by the American Institute of Certified Public Accountants, or the AICPA. Management has evaluated this communication and has also concluded that material weaknesses existed at December 31, 2005.

A material weakness is defined as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected under the standards established by the AICPA. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of a company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

Our independent registered public accounting firm based their material weakness determination on significant deficiencies identified which includes the fact that we maintain several significant accounting policies that involve estimates that require a significant amount of judgment and supporting analysis, such as our allowance for loan losses and the valuation of loans held for sale; we engage in complex transactions which in combination with our accounting policies, as well as the contemplated transaction involving our becoming a public company have created increased burdens on our financial and accounting staff; we have directly identified a significant number of internal control deficiencies as part of our preparation to become compliant with the Sarbanes-Oxley Act of 2002; we have hired additional personnel within the accounting, finance and tax departments that have not been employed by us for a sufficient amount of time to fully understand all relevant areas of our operations; our accounting, finance and tax departments require additional resources and sufficient time within the Company to adequately monitor financial accounting standards that have been implemented and to maintain controls to appropriately interpret and implement new financial accounting standards and reporting requirements in accordance with generally accepted accounting principles.

Our independent registered public accounting firm also commented that as a result of these weaknesses in internal control procedures and controls, we recorded a material adjustment relating to the allowance for loan losses and there were numerous post closing adjustments, including an adjustment relating to recording activity in the securitization trusts.

We are taking steps that we believe will properly address the report of material weaknesses and significant deficiencies which include documenting our formal accounting close process for quarter and year end reporting and accounting policies and procedures for our allowance for loan losses, valuation of loans held for sale, and securitization accounting including all necessary reviews and approvals:

•	expanding our senior financial executive personnel with the creation of an Executive Vice President Finance and Operations position filled by our former chief financial officer and the hiring of a new chief financial officer;

•	hiring a new Vice President of Loan Accounting, a position previously unfilled, with SEC reporting, consumer finance and securitization experience;

•	hiring a new Manager of Budget, Planning and Analysis with mortgage banking experience; and

•	hiring additional finance and skilled accounting and SEC-experienced personnel to enhance our accounting and finance departments.

As part of our preparation to become compliant with the Sarbanes-Oxley Act of 2002, we engaged an accounting firm of national standing, in June 2005, to assist management with the requirements for our chief executive officer and chief financial officer to attest on the effectiveness of our “internal control over financial reporting” which we anticipate to be required as early as December 31, 2007. They have also been engaged to help management with the remediation and testing of internal control deficiencies that we have identified as part of this process. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to continue to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We have implemented remedial measures for some of the deficiencies we have identified, however, we have very limited operating experience with the remedial measures we have implemented to date and the measures we have taken to date or any future measures we may take may not adequately remedy all of the internal control deficiencies we have identified. Despite our efforts, the measures we implement may not enable us to maintain adequate controls over our financial and reporting processes in the future.

In addition, additional deficiencies in our internal controls could be discovered in the future. Any failure to remedy the material weaknesses reported by our independent registered public accounting firm, any failure to implement required new or improved controls and the existence of unidentified material weaknesses could harm our operating results, cause us to fail to meet our reporting obligations, subject us to increased risk of errors and fraud related to our financial statements or result in material misstatements in our financial statements. Any such failure also could adversely affect the results of the periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our “internal control over financial reporting” that will become required under Section 404 of the Sarbanes-Oxley Act of 2002. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

The lack of significant long-term loan performance data on the mortgage loans we have originated and sold previously makes it difficult to predict the performance of loans we intend to retain and any revenues from those loans.

Prior to our 144A Offering, we historically sold substantially all of the mortgage loans that we originated on a servicing-released basis and only recently have received long-term loan performance data on these loans from the third-party servicers of the loans. As a result, prior to our recent securitizations, we have been unable to track the delinquency, loss and prepayment experience of our mortgage loans. Consequently, we lack sufficient representative historical delinquency, bankruptcy, foreclosure, default or prepayment experience that may be referred to for purposes of estimating future delinquency, loss and prepayment experience of the mortgage loans we will originate. In view of our limited historical long term loan performance data, as well as more recent changes in our loan programs and underwriting standards, it is extremely difficult to validate our loss or prepayment assumptions used to calculate assumed net interest income in future securitizations of our loans, which could cause us to receive less favorable pricing terms on the mortgage-backed securities we issue compared to more seasoned issuers with proven performance records. Differences between our assumptions and actual performance may have a material adverse effect on the pricing, interest rates and over-collateralization levels of our mortgage-backed securities and could have a material adverse effect on the timing and receipt of our future revenues and our cash flow.

The poor performance of a pool of loans we securitize could increase the expense of our subsequent securitizations, and significantly impair our results of operations, financial condition and business.

The poor performance of a pool of mortgage loans that we securitize could increase the expense of any subsequent securitizations we bring to market. Increased expenses on our securitizations could reduce the net interest income we receive on our investment portfolio. A change in the market’s demand for our mortgage-backed securities or a decline in the securitization market generally could significantly impair our results of operations, financial condition and business prospects.

We are subject to increased risk of default, foreclosure and losses associated with our strategy of focusing on non-prime mortgage loan originations.

We are a lender in the single-family, non-prime, residential mortgage market, which means that we focus our marketing efforts on borrowers who may be unable to obtain mortgage financing from conventional mortgage origination sources because they do not satisfy the loan amount limitations, credit, collateral, documentation or other underwriting standards prescribed by conventional mortgage sources. A significant number of the loans we originate are to borrowers with derogatory credit items including delinquent mortgage payments, civil judgments, bankruptcies and foreclosures. These non-prime loans generally involve a higher risk of delinquency, foreclosure and losses than loans made to prime borrowers. Delinquency interrupts the flow of projected interest income from a mortgage loan, and default can ultimately lead to a loss if the net realizable value of the real property securing the mortgage loan is insufficient to cover the principal and interest due on the loan. Also, our cost of financing and servicing a delinquent or defaulted loan is generally higher than for a performing loan. We generally bear the risk of delinquency and default on loans beginning when we originate them.

In whole loan sales, our risk of delinquency typically only extends to prepayment or early payment defaults, but when we securitize a mortgage loan, we continue to bear some exposure to delinquencies and losses through our over-collateralization obligations and the loans underlying our on-balance sheet securitization transactions. We also re-acquire the risks of delinquency and default for loans that we are obligated to repurchase. As a result, we need to establish allowances based on the amount of the anticipated delinquencies and losses on our mortgage loans but our allowances may not be adequate.

In addition, our mortgage loan underwriting standards do not prohibit our borrowers from obtaining secondary financing at the time of origination of our first lien mortgage loans (or at any time thereafter). Secondary financing would reduce a borrower’s equity in the mortgaged property compared to the amount indicated in our loan-to-value ratio determination at the time we made our credit decision, thereby increasing the risk of default on the loan. We attempt to manage these risks with risk-based loan pricing and appropriate underwriting policies and loan collection methods. However, if such policies and methods are insufficient to control our delinquency and default risks and do not result in appropriate loan pricing and appropriate allowance for loss allowances, our business, financial condition, liquidity and results of operations could be significantly harmed.

We may underestimate the default risk of, and therefore under-price, the mortgage loans that we originate, adversely affecting our results of operations.

Our business methods, such as our proprietary credit scoring models, risk-based mortgage loan pricing and other underwriting procedures and guidelines and loan collection methods, that we employ to manage the risks associated with mortgage loan borrowers who have negative credit characteristics may not be effective to manage the risk of mortgage loan default. If we were to underestimate the default risk of, or under-price, the mortgage loans that we originate, our results of operations would be adversely affected, possibly to a material degree.

If we are not successful in executing our portfolio-based model of securitizations, our ability to generate net interest income from the mortgage loans we retain in our investment portfolio may be adversely affected.

We generate a substantial portion of our earnings and cash flow from the net interest income earned on the loans we originate, securitize in non-real estate mortgage investment conduit securitizations and retain in an investment portfolio. A substantial portion of the net interest income generated by these securitized loans is based upon the difference, or spread, between the weighted average interest earned on the mortgage loans held in our investment portfolio and the interest payable to holders of the mortgage-backed securities we issue in our securitizations. The interest expense on the mortgage-backed securities is typically adjusted monthly relative to market interest rates. Because the interest expense associated with the mortgage-backed securities typically adjusts faster than the interest income from the mortgage loans, the net interest income derived from our spread can be volatile and decrease in response to changes in interest rates. Also, the net interest income we receive from our investment portfolio of mortgage loans will likely decrease and our cash flow will be reduced if there are defaults on a significant number of our loans or if a large number of loans prepay prior to their scheduled maturities. The effects will be magnified if the defaults or prepayments occur with respect to mortgage loans with interest rates that are high relative to the rest of our loans.

In connection with the securitization of the mortgage loans held in our portfolio, we may issue senior securities with various ratings that are priced at a spread over an identified benchmark rate, such as the yield on U.S. Treasury bonds, interest rate swaps or the London Inter-Bank Offered Rate (LIBOR). If the spread that investors demand over the benchmark rate widens and the rates we charge on our loans are not commensurately increased, our spread may be compressed and we may experience a material adverse effect on the net interest income from our securitizations and therefore experience a reduction in the economic value of the pool of mortgage loans in our investment portfolio.

Our portfolio-based model is based on our expectation that the interest income we receive from the mortgage loans held in our investment portfolio will exceed the interest expense of the debt we incur to finance those loans. In other words, we expect to increase our net earnings by using debt to “leverage” our return on equity. However, our investment portfolio income is at risk for the expense of repaying our debt as well as for the performance of the loans. This is true both for the short-term financing we use prior to securitization and for the securitization debt that we incur as long-term financing of our mortgage loans held for investment.

We are subject to two significant risks during the period our loans held for investment are financed with short-term borrowings that we are not subject to relative to our securitization debt: first, we may be required to make additional payments to our lenders (known as “margin calls”) relative to our short-term financing if the lenders determine that the market value of the mortgage loans they hold as collateral has declined, which could happen at any time as a result of increases in market interest rates; and second, we are obligated to repay the entire amount of the debt, without limitation, regardless of the value of the mortgage loans. During the normal course of business we are periodically required to make margin call payments to our lenders. If we are required to make significant margin call payments to our lenders, it could have an adverse effect on our business, financial condition and results of operations. On the other hand, our securitization debt is long-term structured debt on which we never have margin calls and are at risk only for the amount we have invested in the over-collateralization that is required for the mortgage-backed securities we issue. We are generally not obligated to repay the holders of our securitized debt if the mortgage loans pledged to secure the mortgage-backed securities we have issued default and there is not enough cash from the mortgage loans to pay the mortgage-backed securities as they become due.

We will rely upon our ability to securitize the mortgage loans held in our investment portfolio to generate cash proceeds for repayment of our warehouse lines and repurchase facilities and to originate additional mortgage loans. We may not, however, be successful in securitizing these loans. In the event that it is not possible or economical for us to complete the securitization of our mortgage loans, we may continue to hold these loans and bear the risks of interest rate changes and loan defaults and delinquencies, which may cause us to exceed our capacity under our warehouse lines and repurchase facilities and be unable or limited in our ability to originate future mortgage loans, which would have a material adverse effect on our business, financial condition and results of operations. If we determine that we should sell all or part of our loans rather than securitizing them, there could be significant adverse effects on our net income and stockholder distributions as a result of federal corporate income tax that would be imposed on gains from such sales which would be made through our taxable REIT subsidiary, PCHLI.

The use of securitizations with over-collateralization requirements may have a negative impact on our cash flow.

We expect that our mortgage loan securitizations may restrict our cash flow if loan delinquencies exceed specified levels. The terms of the securitizations will generally provide that, if loan delinquencies or losses exceed specified levels based on analysis by the rating agencies (or the financial guaranty insurer, if applicable) of the characteristics of the loans pledged to collateralize the mortgage-backed securities, the required level of over-collateralization may be increased or may be prevented from decreasing as would otherwise be permitted if losses and/or delinquencies did not exceed those levels. Other terms of the securitizations, triggered by delinquency levels or other criteria, may also restrict our ability to receive net interest income that we would otherwise be entitled to in connection with a securitization transaction. Loan delinquencies and losses may be at levels that harm our cash flows. Nor can we provide you, in advance of completing negotiations with the rating agencies and other key transaction parties that may be involved with our future securitizations, information regarding the actual terms of delinquency tests, over-collateralization requirements, cash flow release mechanisms or other significant terms affecting the calculation of net interest income to us. Our failure to negotiate, or otherwise obtain, favorable securitization terms may materially and adversely affect the availability of net interest income to us. As a relatively new issuer of mortgage-backed securities, we may be required to provide higher than average levels of credit enhancement and over-collateralization on our initial securitizations, which may delay our receipt of net interest income from our securitizations. Even after we have established ourselves as an issuer of mortgage-backed securities, if any of our loan pools fail to perform, our credit enhancement expenses likely will increase.

A decrease in the value of the mortgage loans used as collateral under our credit facilities could cause us to default under our credit facilities.

The amount available to us under our warehouse lines of credit and repurchase facilities depends in large part on the lender’s valuation of the mortgage loans that secure the facilities. Each credit facility provides the lender the right, under certain circumstances, to re-evaluate the loan collateral that secures our outstanding borrowings at any time. In the event the lender determines that the value of the loan collateral has decreased, it has the right to initiate a margin call. A margin call would require us to provide the lender with additional collateral or to repay a portion of the outstanding borrowings at a time when we may not have a sufficient inventory of loans or cash to satisfy the margin call and at a time when the market value of our loans may be at a low. During the normal course of business we are periodically required to make margin call payments to our lenders. Any failure by us to meet a margin call could cause us to default under our credit facilities.

If we do not manage our growth effectively, our financial performance could be harmed.

In recent years, we have experienced rapid growth that has placed, and will continue to place, pressures on our management, administrative, operational and financial infrastructures. Our current business strategy of retaining a substantial portion of our mortgage loans, securitizing these loans and expanding our servicing capabilities, is placing significant demands on our capital, systems development and human resources. We may not be able to satisfy our capital needs, achieve our desired leverage level in the range of 12 to 1 to 16 to 1, expand our systems effectively, allocate our human resources optimally, identify and hire additional qualified employees, successfully securitize our mortgage loans, satisfactorily perform our servicing obligations, incorporate effectively the components of any businesses that we may acquire in our effort to achieve growth or generally manage the pressures on our management and our administrative, operational and financial infrastructures. Although we believe our current technology is scalable to support anticipated growth, this may not be the case. We may not be able to accurately anticipate and respond to the changing demands we will face as we continue to expand our operations, or that we will achieve our growth expectations or otherwise effectively implement our business plan. Our failure to manage growth effectively would significantly damage our business, financial condition, liquidity and results of operations.

The residential mortgage origination business is a cyclical industry, is currently at a relatively high level and is expected to decline in 2006 and subsequent years, which could reduce our current levels of loan origination, our ability to generate net income in the future and your ability to judge our performance.

The residential mortgage origination business historically has been a cyclical industry, enjoying periods of strong growth and profitability followed by periods of shrinking volumes and industry-wide losses. The residential mortgage industry has experienced rapid growth over the past three years largely due to historically low interest rates. The Mortgage Bankers Association of America has predicted that total residential mortgage originations, which include both prime and non-prime mortgage loans, will decrease in 2006 relative to the 2005 and 2004 levels due to rising interest rates, among other reasons. During periods of rising interest rates, rate and term refinancing originations decrease, as higher interest rates provide reduced economic incentives for borrowers to refinance their existing mortgages. Our historical performance may not be indicative of results in a rising interest rate environment, and our results of operations may be significantly harmed as interest rates continue to rise. In addition, our recent and rapid growth may distort some of our ratios and financial statistics and may make period-to-period comparisons difficult. In light of this growth and our change in business strategy, among other factors, our historical performance and operating and origination data may be of little relevance in predicting our future performance.

We have limited experience hedging the interest rate risk associated with retaining a portfolio of mortgage loans over the long term, and any hedging strategies we may use may not be successful in mitigating these risks.

We may use various derivative financial instruments to provide a level of protection against interest rate risks, but no hedging strategy can protect us completely. Additionally, we have limited experience hedging interest rate volatility arising from retaining a portfolio of mortgage loans over the long term. When interest rates change, we expect the gain or loss on derivatives to be offset by a related but inverse change in the value of our mortgage loans. Our use of derivatives, however, may not fully offset the risks related to changes in interest rates. It is likely that there will be periods during which we will recognize losses on our derivative financial instruments under our required accounting rules that will not be fully offset by gains we recognize on loans held for sale or loans held for investment. The derivative financial instruments that we select may not have the effect of reducing our price risk on our loans, including our interest rate risk. In addition, the nature and timing of hedging transactions may influence the effectiveness of these strategies. Poorly designed strategies, or improperly executed transactions or unanticipated market fluctuations could actually increase our risk and losses. In addition, hedging strategies involve transaction and other costs. Any hedging strategy or derivatives we use may not adequately offset the risk of interest rate volatility and our hedging transactions may result in losses. Finally, complying with the REIT requirements may limit our ability to enter into certain hedging transactions. See “Investment Policies—Our Hedging Activities.”

If the prepayment rates for our mortgage loans are higher than expected, our results of operations may be significantly harmed.

The rate and timing of unscheduled payments and collections of principal on our loans held in our investment portfolio are impossible to predict accurately and will be affected by a variety of factors, including, without limitation, the level of prevailing interest rates, restrictions on voluntary prepayments contained in the loans, the availability of lender credit and other economic, demographic, geographic, tax and legal factors. Additionally we are often obligated to reimburse purchasers of these loans for a portion of the premium that we receive from the sale for any loan that is repaid within the first year of the date of sale of the loan to the purchaser. In general, if prevailing interest rates fall significantly below the interest rate on a loan, the borrower is more likely to prepay the then higher-rate loan than if prevailing rates remain at or above the interest rate on the loan. Unexpected and increased levels of principal prepayments could adversely affect our results of operations to the extent we are unable to reinvest the funds we receive at an equivalent or higher rate, if at all. In addition, a large amount of prepayments, especially prepayments on loans with interest rates that are high relative to the rest of the mortgage loans in our investment portfolio, will likely decrease the net interest income we receive from securitizations. Also, elevated prepayment levels will cause the amortization of deferred costs to increase and reduce net interest income.

We may be required to repurchase or substitute mortgage loans that we have sold or securitized, as the case may be, or to indemnify holders of our mortgage-backed securities, which could have a material adverse effect on our results of operations, financial condition and business.

When we sell a mortgage loan, we make certain representations and warranties to the purchasers regarding certain characteristics of the loans, the borrowers and the underlying properties. If we are found to have breached any of these representations and warranties, we may be required to repurchase or substitute those loans or, in the case of securitized loans, replace them with substitute loans or cash, as the case may be. If this occurs, we may have to bear any associated losses directly. In addition, in the case of loans that we sold, we may be required to indemnify the purchasers of the loans for losses or expenses incurred as a result of a breach of a representation or warranty. Repurchased loans typically require a significant allocation of working capital to carry on our books, and our ability to borrow against these loans is limited. Furthermore, repurchased mortgage loans typically can be sold only at a significant discount to the unpaid principal balance. Any substantial repurchases, substitutions or indemnification payments could significantly harm our business, financial condition and results of operations. During 2006, we experienced a significant increase in repurchase requests from investors to whom we previously sold loans as a result of breaches in representations and warranties, and losses and expenses incurred as a result of breaches of representations and warranties. The increase in repurchase requests resulted in us recording a provision for repurchases of $22.4 million in the year ended December 31, 2005. We may continue to experience these types of repurchase obligations in the future.

The success of our investment portfolio management and securitization business will depend in part upon our or a third party’s ability to effectively service the loans held in our investment portfolio and in our securitizations.

Prior to the 144A Offering, we have only serviced loans for the interim period between the time we funded the loans and the time we sold the loans and transferred the servicing at the direction of the purchaser to a third party. We have recently expanded our own servicing capability to service the mortgage loans we retain in our investment portfolio. However, we have limited experience servicing a large portfolio of loans for an extended period of time. We must either continue to expand our servicing function or continue to contract with a third-party to service the loans for us to fully implement our strategy. We are currently sub-servicing the loans we have recently securitized by acting under a named servicer, and we expect to continue to sub-service those loans for their full term. In order to act as a named servicer rather than as a sub-servicer of loans, we need to obtain servicer ratings from the primary rating agencies. We received an initial servicer rating from Standard & Poor’s Ratings Services and Moody’s Investor Services is currently reviewing our application for an additional servicer rating. Once we receive our ratings, we will evaluate whether we can further enhance the economic value of our securitized portfolio of mortgage loans by acting as the named servicer for those loans rather than as a sub-servicer. If we are unable to service or subservice loans, we will endeavor to contract with an experienced servicer of non-prime loans to service our loans for us. Our net interest income will depend in part upon the effectiveness of the third-party servicer or sub-servicer. We may be unsuccessful expanding our servicing function, acting as a sub-servicer under a master servicer agreement with a rated servicer, obtaining an acceptable servicer rating or continuing to contract with a third-party servicer on reasonable terms or at all. We or a sub-servicer may also not be able to service the loans according to industry standards either at the outset or in the future. Any failure to service the loans according to industry standards will harm our operating results.

An economic slowdown, recession or declining real estate values could harm our operations, particularly if it results in a decline in the real estate market.

The risks associated with our business are more acute during periods of economic slowdown or recession because these periods may be accompanied by decreased demand for consumer credit and declining real estate values. Some commentators believe that current housing prices in certain markets exceed sustainable values, and that we may experience a rapid and significant correction. Declining real estate values likely will reduce our level of new originations, because borrowers frequently use increases in the value of their homes to support new loans and higher levels of borrowings. Declining real estate values also negatively affect loan-to-value ratios, or LTVs, of our existing loans and significantly increase the likelihood that borrowers will default on existing loans. Although we believe most of our costs can be adjusted in the short term to respond to market fluctuations, this may not be the case. In the event there is a default under a mortgage loan, our sole recourse may be to foreclose on the mortgage loan to recover the outstanding amount under the mortgage loan. If the value of the property net of our foreclosure costs is lower than the amount of the mortgage loan, we would suffer a loss. Any sustained period of economic slowdown, recession or declining real estate values could adversely affect our net interest income from mortgage loans in our investment portfolio, as well as our ability to originate, sell and securitize loans, and successfully operate our business.

Our reliance on cash-out refinancings as a significant source of our origination volume increases the risk that our earnings will be harmed if the demand for this type of refinancing declines.

During the three months ended March 31, 2006 and for the year ended December 31, 2005, approximately 60.5% and 57.2% of our loan production volume consisted of cash-out refinancings. Our reliance on cash-out refinancings as a significant source of our origination volume increases the risk that our earnings will be harmed if interest rates continue to rise and the prices of homes decline, which would reduce the demand and production volume for this type of refinancing. A substantial and continued increase in interest rates could significantly reduce the number of borrowers who would qualify or elect to pursue a cash-out refinancing and result in a decline in that origination source. Similarly, a decrease in home prices would reduce the amount of equity available to be borrowed against cash-out refinancings and result in a decrease in our loan production volume from that origination source. Therefore, our reliance on cash-out refinancings as a significant source of our origination volume increases our operating risks and could damage our business.

Over-concentration of our mortgage loan originations in certain geographic areas, such as California and Florida, increases our exposure to the economic and natural hazard risks associated with those areas.

Although we originate loans in 44 states, for the three months ended March 31, 2006, approximately 27.5% and 20.1% of the principal amount of the mortgage loans we originated were loans secured by properties located in California and Florida, respectively and for the year ended December 31, 2005, approximately 45.7% and 16.6% of the principal amount of the mortgage loans we originated were loans secured by properties located in California and Florida, respectively. An overall decline in the economy or the residential real estate market, or the occurrence of a natural disaster, such as an earthquake, wildfire or hurricane, in the areas we operate, particularly California or Florida, could adversely affect the value of the mortgaged properties in those states and increase the risk of delinquency, foreclosure, bankruptcy, or loss on mortgage loans in our investment portfolio and portfolio of loans held for sale. This occurrence would negatively affect our ability to originate, sell and securitize mortgage loans, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if borrowers are not adequately insured for natural disasters, which are typically not covered by standard hazard insurance policies, then they may not be able to repair the property or may stop paying their mortgages if the property is damaged. A natural disaster that results in a significant number of delinquencies would cause increased foreclosures and decrease our ability to recover from losses on properties affected by such disasters and would harm our results of operations, financial condition and business prospects.

We face intense competition that could adversely affect our market share and our revenues.

We face intense competition from finance, investment banking and mortgage banking companies, other mortgage REITs, Internet-based lending companies, and, to a growing extent, from traditional bank and thrift lenders that have entered the mortgage industry. As we seek to expand our business further, we will face a significant number of additional competitors, that may be well established in the markets we desire to penetrate. Some of our competitors are much larger than we are, have better name recognition than we do and have far greater financial and other resources than we do.

Further, we compete with federally chartered institutions and their operating subsidiaries that also operate in a multi-state market environment. Federal statutes and rules governing federally chartered banks and thrifts allow those entities to engage in mortgage lending in multiple states on a substantially uniform basis and without the need to comply with state licensing and other laws (including new state “predatory lending” laws) affecting mortgage lenders. Federal regulators have expressed their position that these preemption provisions benefit mortgage subsidiaries of federally chartered institutions, as well. In January 2004, the Comptroller of the Currency finalized preemption rules that confirm and expand the scope of this federal preemption for national banks and their operating subsidiaries. Such federal preemption rules and interpretations generally have been upheld in the courts. In addition, such federally chartered institutions and their operating subsidiaries have defenses under federal law to allegations of noncompliance with such state and local laws that are unavailable to us. Moreover, at least one national rating agency has announced that, in recognition of the benefits of federal preemption, it will not require additional credit enhancement by federal institutions when they issue securities backed by mortgages from a state with predatory lending laws. As a non-federal entity, we will continue to be subject to such rating agency requirements arising from state or local lending-related laws or regulations. Accordingly, as a mortgage lender that is generally subject to the laws of each state in which we do business, except as may specifically be provided in federal rules applicable to all lenders (such as the Fair Credit Reporting Act, Real Estate Settlement Procedures Act or Truth in Lending Act), unlike those competitors, we are generally subject to state and local laws applicable to mortgage lenders in each jurisdiction where we lend, including new laws directed at non-conforming mortgage lending, as described below under “Business—Government Regulation.” This disparity may have the effect of giving those federal entities legal and competitive advantages.

In addition to finance, investment banking and mortgage banking companies, other mortgage REITs, Internet-based lending companies, traditional banks and thrift lenders, government-sponsored entities such as Fannie Mae and Freddie Mac are expanding their participation in the mortgage industry. These government- sponsored entities have a size and cost-of-funds advantage that allows them to purchase loans with lower rates or fees than we are able to offer. While these entities are not legally authorized to originate mortgage loans, they do have the authority to buy loans. A material expansion of their involvement in the market to purchase non-prime loans could change the dynamics of the industry by virtue of their sheer size, pricing power and the inherent advantages of a government charter. In addition, if as a result of their purchasing practices Fannie Mae or Freddie Mac experiences significantly higher-than-expected losses, these losses could adversely affect the overall investor perception of the non-prime mortgage industry.

The intense competition in the mortgage industry has also led to rapid technological developments, evolving industry standards and frequent releases of new products and enhancements. As mortgage products are offered more widely through alternative distribution channels, such as the Internet, we may be required to make significant changes to our current wholesale and retail origination structure and information systems to compete effectively. An inability to continue enhancing our current systems and Internet capabilities, or to adapt to other technological changes in the industry, could more readily allow our competitors to gain a significant advantage over us.

Competition in the mortgage industry can take many forms, affecting interest rates and costs of a loan, stringency of underwriting standards, convenience in obtaining a loan, customer service, loan amounts and loan terms and marketing and distribution channels. The need to maintain mortgage loan volume in a competitive environment may create price competition, which could cause us to lower the interest rates that we charge borrowers and could lower the value of our mortgage loans held for sale or retained in our investment portfolio, or credit competition, which could cause us to adopt less stringent underwriting standards. The combination of price competition and credit competition could result in greater loan risk without compensating pricing. If we do not address either or both of these competitive pressures in response to our competitors, we may lose market share, reduce the volume of our loan originations and sales and significantly harm our business, financial condition and results of operations.

We expect to provide credit enhancement for a portion of the mortgage-backed securities that we issue in each of our securitizations, however, these credit enhancement features may not be available at costs that would allow us to achieve our desired level of net income.

In connection with our securitizations, we expect to provide credit enhancement for a portion of the mortgage-backed securities that we issue, referred to as “senior securities,” to improve the price at which we sell them. When we securitize our mortgage loans, we currently expect that this credit enhancement for the senior securities will be primarily in the form of either designating another portion of the securities we issue as “subordinate securities” (on which the credit risk from the loans is concentrated), purchasing financial guaranty insurance policies for the mortgage loans, or both. The market for subordinate securities could become temporarily illiquid or trade at steep discounts, thereby reducing the cash flow we receive over time from our mortgage loans. If we purchase financial guaranty insurance policies and the expense of these insurance policies increases, our net income will also be reduced. While we plan to use one or more credit enhancement features in the future, these features may not always be available at costs that would allow us to achieve our desired level of net income.

If we are unable to maintain our network of independent brokers, our mortgage loan origination business will decrease and if we are unable to grow our network of independent brokers our ability to increase our total mortgage loan originations volume may be hampered.

The majority of the mortgage loans that we originate comes from independent brokers in our wholesale channels. For the three months ended March 31, 2006 and for the year ended December 31, 2005, 25 brokers (out of a network of approximately 12,000 approved brokers) originated approximately 12.3% and 10.9%, respectively, of our closed (funded) wholesale mortgage loans. Our brokers are not contractually obligated to do business with us. Further, our competitors also have relationships with our brokers and actively compete with us in our efforts to obtain loans from our brokers and to expand our broker networks. Accordingly, we may not be successful in maintaining our existing relationships or expanding our broker networks, the failure of which could significantly and negatively affect the volume and pricing of our loans, our business, financial condition and results of operations.

Loss of our key management or the inability to attract and retain key employees could result in a material adverse effect on our business.

Our future success depends to a significant extent on the continued services of our senior management, particularly Neil Kornswiet, our President and Chief Executive Officer. We do not maintain “key person” life insurance for any of our personnel. The loss of the services of any of our senior managers, or other key employees, could disrupt implementation of our business plan and significantly harm our operations.

The mortgage lending industry is very labor intensive. We depend on our production managers, account executives and loan officers to attract borrowers by, among other things, developing relationships with other financial institutions, mortgage companies and mortgage brokers, real estate agents and real estate brokers and others. These relationships lead to repeat and referral business. The market for skilled production managers, account executives, loan officers and other professionals is highly competitive and has historically experienced a high rate of turnover. Due to the nature of our business, we compete for qualified personnel not only with companies in our business, but also in other sectors of the financial services industry. Competition for qualified production managers, account executives and loan officers may lead to increased hiring and retention costs. We may not be able to attract or retain qualified personnel at reasonable costs or at all. If we are unable to attract or retain a sufficient number of skilled production managers, account executives and loan officers at manageable costs, it could harm our business and results of operations.

We have little experience operating our business in compliance with the complex rules and regulations associated with REIT qualification, and our failure to comply with the applicable requirements could have a material adverse effect on our results of operations, financial condition and business.

We elected to be taxed as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 2004. As a result, we are subject to various rules relating to REITs to which we have not previously been subject. The REIT rules and regulations are highly technical and extremely complex and the failure to comply with those rules and regulations could prevent us from qualifying as a REIT or could force us to pay unexpected taxes and penalties. Because we have limited experience operating within the complex rules and regulations associated with being a REIT, we may not be able to comply with these rules and regulations. See “—Risks Related to Our Tax Status.”

The success and growth of our business will depend upon our ability to adapt to and implement technological changes.

Our mortgage loan origination business is dependent upon our ability to interface effectively with our brokers and other third parties and to effectively and efficiently process loan applications. The origination process is becoming more dependent upon advanced technology to process applications over the Internet, interface with brokers, borrowers and other third parties through electronic means and underwrite loan applications. Processes and standards are beginning to emerge for fully electronic underwriting, execution, recording, sale and storage of mortgage loans, and upgrading our systems to permit those processes and complying with those standards could be very costly. Maintaining the effectiveness and efficiency of the technology currently used in our operations may require significant capital expenditures. If we are unable to develop fully these technological capabilities, we may not be able to remain competitive and our business, financial condition and results of operation will be significantly harmed. We register all of our mortgage loans with the mortgage Electronic Registration System®, or MERS. Some courts have refused to permit foreclosure on mortgage loans registered in MERS. Further, any failure of MERS or failure of us to remain a member in good standing with MERS could negatively impact our business.

An interruption in or breach of our information systems could impair our ability to originate loans on a timely basis and may result in lost business.

We rely heavily upon communications and information systems to conduct our business including our loan origination, loan servicing and regulatory compliance operations that are each partly dependent on third party web-based applications. Any failure or interruption or breach in security of our information systems or the third-party information systems that we rely on could cause delays in underwriting, fewer loan applications to be received and processed and reduced efficiency in loan servicing. Further, we are required to comply with significant federal and state regulations with respect to the handling of customer information, and a failure, interruption or breach of our information systems could result in regulatory action and litigation against us and otherwise harm our business.

Our origination of “interest only” loans exposes us to potential increased risk of default and increased collateralization obligations.

A portion of our loan origination and loans held within our investment portfolio consist of loan products which have interest only features during the first 5 years of the loan. For the three months ended March 31, 2006 and for the year ended December 31, 2005, 8.09% and 11.46% of the loans we originated, respectively, had interest only features. Our loan products with interest only features permit borrowers not to begin repayment of the principal balance of the loans until after the interest only period expires. After the expiration of the interest only period, the borrowers’ payments increase to amortize the entire principal balance owed over the remaining life of the loan. Variable rate interest only products, especially when coupled with an amortization feature that begins at some time in the future, can dramatically increase the payment obligations of the mortgagors during the life of the loan as compared to the initial payment obligation. Consequently, there is a risk that these mortgagors may be unable to make the increased payments and could default under these loans. These types of loans are relatively new in our industry and we do not believe that there is significant historical data to assist in predicting the default rates of such loans during extended periods of rising interest rates. As a result, purchasers of our securitizations attribute a higher default risk to loans of this type and require more collateral to secure their positions. In the event the performance of our interest only loans is below expectations, our operating results, financial condition and business prospects could be significantly harmed.

Regulatory and Legal Risks of Our Business

We will incur significant costs related to governmental regulation.

Our business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on a substantial portion of our operations. Our lending and servicing activities are subject to numerous federal laws and regulations, including the Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Real Estate Settlement Procedures Act, or RESPA, the Fair Housing Act, the Home Mortgage Disclosure Act, or HMDA, the Fair Debt Collection Practices Act, the privacy requirements of the Gramm-Leach-Bliley Act, and the Fair and Accurate Credit Transactions Act of 2003, or the FACT Act, the Telephone Consumer Protection Act, the CAN-SPAM Act, Sarbanes-Oxley Act and USA PATRIOT Act. We also are required to comply with a variety of state and local consumer protection laws and are subject to the rules and regulations of, and examination by state regulatory authorities with respect to originating, processing, underwriting, selling, securitizing and servicing mortgage loans. These requirements can and do change as statutes and regulations are amended.

These statutes and regulations, among other things, impose licensing obligations upon us, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties securing mortgage loans, require credit reports on mortgage loan applicants, regulate assessment, servicing-related fees collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, finance charges, fees and mortgage loan amounts. We will incur significant costs to comply with governmental regulations, which will have a negative effect on our net income.

The difficulties of complying with Regulation AB could make access to secondary markets more difficult and less profitable.

Since we have not been offering asset-backed securities for at least three years, Regulation AB of the Securities and Exchange Commission requires us to obtain certain information about the performance of loans that we originated, whether we have securitized those loans or sold them to investors. Thus far, despite strong efforts, we have been unable to obtain loan performance information for most loans sold to investors before January 1, 2006, the effective date of Regulation AB, and we have not yet received adequate assurances that we will obtain sufficient performance data from our most recent whole-loan investors. In the future, we might have to accept lower prices in sales of whole loans if we limit our pool of investors to those that are able to give us appropriate loan performance information.

Further, the requirement that we comply with the accompanying Exchange Act reporting requirements may delay our servicing operation’s assumption of primary servicing obligations in our securitizations.

If we do not obtain the necessary state licenses and approvals for PCFI, PCFI will not be allowed to acquire, fund or originate mortgage loans in some states, which would adversely affect our operations.

PCFI is currently not licensed or exempt from licensing requirements to fund residential mortgage loans in the following states in which PCHLI currently operates: Ohio, Pennsylvania, Rhode Island, Texas (but only with respect to subordinate lien loans with interest rates in excess of 12%). Pending the receipt of a funding license or approval by PCFI in such states, PCFI will be required to purchase from PCHLI mortgage loans that are originated and funded by PCHLI in those states and pay an arm’s length price to PCHLI for such loans.

Our intention has been for PCFI generally to originate the mortgage loans that we will continue to hold in our investment portfolio. PCFI has applied or intends to apply for licenses or approvals to originate mortgage loans in each of the states in which a license or approval is required. In addition, due to various federal income tax considerations, we are considering obtaining origination licenses or approvals for PCFI in all of the states in which PCHLI currently originates loans before PCFI begins originating in any state. Pending receipt of all of these licenses or approvals by PCFI, PCHLI will originate, source, underwrite and process all of the mortgage loans that we will hold in our investment portfolio.

If PCFI does not receive all of the necessary licenses or approvals, PCFI will not be able to originate its own mortgage loans and may be limited in the amount of mortgage loans it can fund or acquire from PCHLI. Furthermore, in order to qualify as a REIT, no more than 20% of the value of our assets can be represented by the securities of one or more of our taxable REIT subsidiaries, including PCHLI, at the close of any calendar quarter. If PCFI cannot fund its own mortgage loans or acquire a sufficient amount of mortgage loans originated and funded by PCHLI, we may not be able to continue to meet this asset test, which could significantly impair our results of operations, financial condition and business.

Our failure to obtain and maintain licenses in the various jurisdictions in which we do business could significantly harm our results of operations, financial condition and business.

We operate in a highly regulated industry and we are subject to various licensing requirements. In addition, some states in which we operate may impose regulatory requirements for financial disclosure regarding our officers and directors and persons or groups holding 10%, or in some cases 5%, of our outstanding shares of stock. If any officer, director, person or group holding 10%, or in applicable cases 5%, or more of our outstanding shares of stock fails to meet or refuses to comply with a state’s applicable regulatory requirements for mortgage lending, we could lose our authority to conduct business in that state, which could significantly harm our results of operations, financial condition and business.

Our inability to comply with the large body of complex laws and regulations at the federal, state and local levels associated with our business could subject us to significant costs and jeopardize our ability to operate.

Because our subsidiary, PCHLI is licensed, approved or authorized to originate mortgage loans in 44 states, we must comply with the laws and regulations, as well as judicial and administrative decisions, in all of these jurisdictions, as well as an extensive body of federal law and regulations. The volume of new or modified laws and regulations has increased in recent years, and, in addition, individual cities and counties have begun to enact laws that restrict non-prime mortgage loan origination activities in those cities and counties. The laws and regulations of each of these jurisdictions are different, complex and, in some cases, in direct conflict with each other. As our operations continue to grow, it may be more difficult to comprehensively identify, accurately interpret, properly program our technology systems and effectively train our personnel with respect to all of these laws and regulations, thereby potentially increasing our exposure to the risks of noncompliance with these laws and regulations. Our failure to comply with these laws and regulations can lead to:

•	civil and criminal liability, including potential monetary penalties;

•	loss of state licenses or other approval status required for continued lending or servicing operations;

•	legal defenses causing delay or otherwise adversely affecting our ability to enforce loans, or giving the borrower the right to rescind or cancel the loan transaction;

•	refunds to borrowers;

•	demands for indemnification or loan repurchases under our whole-loan sales and securitizations;

•	litigation, including class action lawsuits;

•	administrative enforcement actions and fines;

•	damage to our reputation in the industry;

•	loss of the ability to obtain ratings on our securitizations by rating agencies; and

•	the inability to obtain credit to fund our operations.

Any of these results could subject us to significant costs and jeopardize our ability to operate. Additional restrictive laws, rules and regulations may also be adopted in the future and existing laws and regulations could be interpreted in a more restrictive manner, which could make compliance more difficult or expensive.

We are also subject to examination by state regulatory authorities in each of the states in which we operate. To resolve issues raised in these examinations, we have in the past, and may in the future, be required to take various corrective actions, including changing certain business practices and making refunds in certain circumstances to borrowers.

Further, federally chartered institutions and their operating subsidiaries, with which we compete, operate with the benefit of broad federal preemption under their federal charters and federal regulations in a multi-state market environment. Unlike those competitors, we are generally subject to state and local laws applicable to mortgage lenders in each jurisdiction where we lend, including new laws directed at non-prime mortgage lending, as described below under “Business—Government Regulation.” In addition, such federally-chartered institutions have defenses under federal law to allegations of noncompliance with such state and local laws that are unavailable to us.

The laws and regulations described above are subject to legislative, administrative and judicial interpretation, and certain of these laws and regulations have been infrequently interpreted or only recently enacted. Infrequent interpretations of these laws and regulations or an insignificant number of interpretations of recently enacted regulations can result in ambiguity with respect to permitted conduct under these laws and regulations. Any ambiguity under the regulations to which we are subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class action lawsuits, with respect to our compliance with the applicable laws and regulations. As a mortgage lender, we may be also subject to regulatory enforcement actions and private causes of action from time to time with respect to our compliance with applicable laws and regulations. If such actions or governmental examinations occur, we may be required to change certain business practices, make refunds or take other actions that would be financially or competitively detrimental to us.

We may not be able to obtain or maintain all necessary licenses and approvals in a timely manner or at all. Failure to obtain and maintain these licenses and approvals would limit, delay and significantly disrupt (1) our ability to increase REIT qualifying assets and income and (2) our operations in certain geographical regions, and perhaps nationwide.

The complex federal, state and municipal laws governing loan servicing activities could increase our exposure to the risk of noncompliance.

As we increase our servicing of the loans we originate, we will be confronted with the laws and regulations, as well as judicial and administrative decisions, of all relevant jurisdictions pertaining to loan servicing, as well as an extensive body of federal laws and regulations. The volume of new or modified laws and regulations has increased in recent years and, in addition, some individual municipalities have begun to enact laws that restrict loan servicing activities. The laws and regulations of each of these jurisdictions are different, complex and, in some cases, in direct conflict with each other. As our servicing operations continue to grow, it may be more difficult to comprehensively identify, to accurately interpret and to properly program our technology systems and effectively train our personnel with respect to all of these laws and regulations, thereby potentially increasing our exposure to the risks of noncompliance with the laws and regulations pertaining to loan servicing. Our failure to comply with these laws could lead to, among other things:

•	civil and criminal liability, including potential monetary penalties;

•	legal defenses delaying or otherwise harming the servicer’s ability to enforce loans, or giving the borrower the right to rescind or cancel the loan transactions;

•	class action lawsuits; and

•	administrative enforcement actions.

This could harm our results of operations, financial condition and business prospects.

New legislation could restrict our ability to make mortgage loans, which could significantly harm our operations, financial condition and business.

Several states, counties and cities are considering or have passed laws or regulations aimed at curbing “predatory lending” practices. The federal government is also considering legislative and regulatory proposals in this regard. In general, these proposals involve lowering the existing Federal Home Ownership and Equity Protection Act thresholds for defining a “high-cost” loan, and establishing enhanced protections and remedies for borrowers who receive such high-cost loans. However, many of these laws and regulations extend beyond curbing predatory lending practices to restrict commonly accepted lending activities. For example, some of these laws and regulations prohibit or limit prepayment charges or severely restrict a borrower’s ability to finance the points and fees charged in connection with the origination of a mortgage loan. Passage of these laws and regulations could reduce our mortgage loan origination volume. In fact, we have withdrawn from certain jurisdictions due to such legislation and any new legislation may cause us to withdraw from additional jurisdictions. Some of these restrictions expose a lender to risks of litigation and regulatory sanction no matter how carefully a mortgage loan is underwritten or originated. In addition, a number of these laws, rules and regulations seek to impose liability for violations on purchasers of mortgage loans, regardless of whether a purchaser knew of or participated in the violation. Accordingly, for reputational reasons, the purchasers and lenders that buy our mortgage loans or provide financing for our mortgage loan originations may not want to buy or finance any mortgage loans subject to these types of laws, rules and regulations. These purchasers and lenders are not contractually required to purchase or finance such mortgage loans. In addition, for reputational reasons and because of the enhanced risk, many whole-loan purchasers will not buy and rating agencies may refuse to rate any securitization containing any mortgage loan labeled as a “high-cost” loan under any local, state or federal law or regulation. Accordingly, these laws and regulations constrict the secondary market and limit the acceptable standards of mortgage loan production in our industry. This could effectively preclude us from originating mortgage loans that fit within the newly defined parameters and could significantly impair our ability to securitize or sell mortgage loans and, therefore, our results of operations, financial condition and business.

In addition, many of these state laws, rules and regulations are not applicable to the mortgage operations of national banks, federal thrifts or their subsidiaries, which gives the mortgage operations of these institutions a competitive advantage over us. If, for competitive reasons, we were to decide to relax our self-imposed restrictions on originating and purchasing mortgage loans subject to these laws, we would be subject to greater risks for actual or perceived non-compliance with such laws, rules, and regulations, including demands for indemnification or loan repurchases from our lenders and purchasers of our mortgage loans, class action lawsuits, increased defenses to foreclosure of individual loans in default, individual claims for significant monetary damages, and administrative enforcement actions. Any of the foregoing could significantly harm our results of operations, financial condition and business.

Furthermore, members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of our mortgage loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantage of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits to borrowers could have a material adverse effect on the demand for the mortgage loan products we offer.

We may be subject to various legal actions, which if decided adversely could have a material adverse effect on our financial condition.

Because the non-prime mortgage lending and servicing business by its nature involves the collection of numerous accounts, the validity of liens and compliance with local, state and federal lending laws, mortgage lenders and servicers, including us, are subject to numerous claims and legal actions in the ordinary course of business. These legal actions include lawsuits styled as class actions and alleging violations of various federal, state and local regulations and laws. In addition, in recent years, both state and federal regulators and enforcement agencies have subjected the practices of non-prime mortgage lenders to particularly intense regulatory scrutiny, which has resulted in a number of well publicized governmental and other investigations of certain of our competitors. Lawsuits can be very expensive, harm a company’s reputation, otherwise disrupt operations and could materially adversely affect our financial condition.

The conduct of the independent brokers through whom we originate our wholesale mortgage loans could subject us to fines or other penalties.

The mortgage brokers through whom we originate wholesale mortgage loans have parallel and separate legal obligations to which they are subject. While these laws may not explicitly hold the originating lenders responsible for the legal violations of mortgage brokers, federal and state agencies increasingly have sought to impose such liability. For example, the United States Federal Trade Commission, or the FTC, entered into a settlement agreement with a mortgage lender where the FTC characterized a broker that had placed all of its loan production with a single lender as the “agent” of the lender; the FTC imposed a fine on the lender in part because, as “principal,” the lender was legally responsible for the mortgage broker’s unfair and deceptive acts and practices. The United States Department of Justice in the past has sought to hold mortgage lenders responsible for the pricing practices of mortgage brokers, alleging that the mortgage lender is directly responsible for the total fees and charges paid by the borrower under the Fair Housing Act, even if the lender neither dictated what the mortgage broker could charge nor kept the money for its own account. Although we exercise little or no control over the activities of the independent mortgage brokers from whom we obtain our wholesale loans, we may be subject to fines or other penalties based upon the conduct of our independent mortgage brokers. Further, we have in the past made refunds to our borrowers because of the conduct of mortgage brokers and it is possible that we may in the future be subject to additional payments, fines or other penalties based upon the conduct of the brokers with whom we do business.

“Do not call” registry and “Do not fax” rules may limit our ability to market our products and services.

Our marketing operations, including the activities of brokers who originate mortgage loans for us, may be restricted by the development of various federal and state laws, including “do not call” list requirements and “do not fax” requirements. Federal and state laws have been enacted that permit consumers to protect themselves from unsolicited marketing telephone calls. In 2003, the Federal Trade Commission, or FTC, amended its rules to establish a national “do not call” registry. Generally, vendors are prohibited from calling anyone on that registry unless the consumer has initiated the contact or given prior consent. Even though court decisions in 2003 questioned the FTC’s authority to effect such a registry and raised First Amendment issues, the FTC put the registry into operation. A 2004 U.S. Court of Appeals decision has held that the FTC rules do not conflict with the freedom of commercial speech under the First Amendment, which has increased the likelihood that the FTC rules will remain in effect. In October 2004, the U.S. Supreme Court declined to hear an appeal seeking to overturn the U.S. Court of Appeals ruling. The Telephone Consumer Protection Act of 1981 and rules issued by the Federal Communications Commission, or FCC, prohibit vendors from sending unsolicited fax advertisements. Except when sent to an entity with whom the sender has an established business relationship, a fax advertisement may be sent only if the sender has a signed, written consent from the recipient that includes the fax number to which any advertisements may be sent. In view of the public concern with privacy, additional rules that restrict or make more costly the marketing activities that we or our vendors employ could be adopted in the future. Such regulations may restrict our ability to market our products and services to new customers effectively. Furthermore, compliance with these regulations may prove costly and difficult, and we, or our vendors, may incur penalties for improperly conducting our marketing activities.

We are subject to significant legal and reputational risks and expenses under federal and state laws concerning privacy, use, and security of customer information.

The scope of business activity affected by “privacy” concerns is likely to expand and will affect our business. The federal Gramm-Leach-Bliley financial reform legislation imposes significant privacy obligations on us in connection with the collection, use and security of financial and other non-public information provided to us by applicants and borrowers. We adopted a privacy policy and adopted controls and procedures to comply with the law after it took effect on July 1, 2001. Privacy rules also require us to protect the security and integrity of the customer information we use and hold. Although we have systems and procedures designed to help us with these privacy requirements, our systems and procedures could fail. In addition, more restrictive laws and regulations may be adopted in the future, or that governmental bodies will not interpret existing laws or regulations in a more restrictive manner, making compliance more difficult or expensive. These requirements also increase the risk that we may be subject to liability for non-compliance.

A number of states are considering privacy amendments that may be more demanding than federal law, and California has enacted two statutes—the California Financial Information Privacy Act (also known as SB-1) and the California Online Privacy Protection Act, both of which took effect on July 1, 2004. Under SB-1, a financial company must allow its customers to opt out of the sharing of their information with affiliates in separately regulated lines of business and must receive a customer opt-in before confidential customer data may be shared with unaffiliated companies (subject to certain exceptions). A federal court rejected the effort of three financial trade associations to prevent SB-1 from taking effect, and as of July 1, 2004, the California Department of Financial Institutions announced that it would require immediate compliance with SB-1. On June 20, 2005, however, the U.S. Court of Appeals for the 9th Circuit held that FCRA’s affiliate information-sharing provisions pre-empt SB-1’s more restrictive affiliate information sharing provisions. Under the California Online Privacy Act, all operators of commercial websites and online services that allow interaction with California consumers (even if no transactions may be effected online) must post privacy policies meeting statutory requirements. The FTC, which administers the federal privacy rules for mortgage lenders, has determined that privacy laws in several states are not preempted by Gramm-Leach-Bliley. In view of the public concern with privacy, additional rules that restrict or make more costly our activities and the activities of our vendors may be adopted in the future and could restrict the marketing of our products and services to new customers.

Since 2003, more than twenty states have enacted laws that govern our duty to notify customers and consumers in the event there is a breach of their personal confidential information as defined in those laws. Similar bills are pending in several more states. Failure to provide proper and timely notification following a breach could result in fines and penalties being imposed, which, in some cases, can be criminal in nature as well as potentially subjecting us to legal actions for compensatory and punitive damages. These laws have and will continue to impose regulatory and compliance costs on us.

Because laws and rules concerning the use and protection of customer information are continuing to develop at the federal and state levels, we expect to incur increased costs in our effort to be and remain in full compliance with these requirements. Nevertheless, despite our efforts, we will be subject to legal and reputational risks in connection with our collection and use of customer information, and we could become subject to lawsuits or compliance actions under such state or federal privacy requirements. Furthermore, to the extent that a variety of inconsistent state privacy rules or requirements are enacted, our compliance costs could substantially increase.

Our continued inability to rely on the Alternative Mortgage Transactions Parity Act to preempt certain state law restrictions on prepayment charges could have a material adverse effect on our results of operations, financial condition and business.

The value of a mortgage loan depends, in part, upon the expected period of time that the mortgage loan will be outstanding. If a borrower pays off a mortgage loan in advance of this expected period, the holder of the mortgage loan does not realize the full value expected to be received from the mortgage loan. A prepayment charge payable by a borrower who repays a mortgage loan earlier than expected helps offset the reduction in value resulting from the early payoff. Consequently, the value of a mortgage loan is enhanced to the extent it includes a prepayment charge and a mortgage lender can offer a lower interest rate and lower loan fees on a mortgage loan which has a prepayment charge. Certain state laws restrict or prohibit prepayment charges on mortgage loans and, until July 1, 2003, we relied on the federal Alternative Mortgage Transactions Parity Act, or the Parity Act, and related rules issued in the past by the Office of Thrift Supervision, or the OTS, to preempt state limitations on prepayment charges related to adjustable rate mortgage loans. The Parity Act was enacted to extend the federal preemption that federally chartered depository institutions enjoy related to adjustable rate mortgage loans to all qualifying financial institutions, including mortgage banking companies. However, on September 25, 2002, the OTS released a new rule that reduced the scope of the Parity Act preemption and, as a result, we are no longer able to rely on the Parity Act to preempt state restrictions on prepayment charges. The effective date of the new rule was July 1, 2003. In July 2004, the U.S. Court of Appeals for the District of Columbia upheld the OTS action withdrawing its Parity Act regulations and, as a result, non-federal housing creditors are subject to state law concerning prepayment and late fees. The elimination of this federal preemption requires us to comply with state restrictions on prepayment charges. These restrictions prohibit us from making any prepayment charge in certain states and restrict the amount and duration of prepayment charges that we may impose in other states. This may place us at a competitive disadvantage relative to certain state and federally chartered depository institutions that will continue to enjoy federal preemption of such state restrictions. Such institutions may still impose prepayment charges without regard to state restrictions and, as a result, may be able to offer mortgage loans with interest rate and loan fee structures that are more attractive than the interest rate and loan fee structures that we are able to offer. This competitive disadvantage could materially harm our business and operations.

If warehouse lenders face exposure stemming from legal violations committed by the companies to whom they provide financing services, this could increase our borrowing costs and negatively affect the market for whole-loans.

In June 2003, a California jury found a warehouse lender and securitization underwriter liable in part for fraud on consumers committed by a lender to whom it provided financing and underwriting services. The jury found that the investment bank was aware of the fraud and substantially assisted the lender in perpetrating the fraud by providing financing and underwriting services that allowed the lender to continue to operate, and held it liable for 10% of the plaintiff’s damages. If other courts or regulators adopt this theory, investment banks may face increased litigation as they are named as defendants in lawsuits and regulatory actions against the mortgage companies with which they do business. Some investment banks may exit the business, charge more for warehouse lending or reduce the prices they pay for whole-loans in order to build in the costs of this potential litigation. This could, in turn, have a negative effect on our results of operations, financial condition and business prospects.

If many of our borrowers become subject to the Service members Civil Relief Act of 2003, our cash flows and interest income may be adversely affected.

Under the Service members Civil Relief Act of 2003, which re-enacted the Soldiers’ and Sailors’ Civil Relief Act of 1940, a borrower who enters military service after the origination of his or her mortgage loan generally may not be required to pay interest above an annual rate of 6%, and the lender is restricted from exercising certain enforcement remedies, during the period of the borrower’s active duty status. This act also applies to a borrower who was on reserve status and is called to active duty after origination of the mortgage loan. In view of the large number of U.S. Armed Forces personnel on active duty and likely to be on active duty in the future, our compliance with this act could reduce our cash flow and the interest payments collected from those borrowers, and in the event of default, delay or prevent us from exercising the remedies for default that otherwise would be available to us.

Compliance with proposed and recently enacted changes in securities laws and regulations are likely to increase our costs.

The Sarbanes-Oxley Act of 2002 and rules and regulations promulgated by the SEC have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices for both public and private companies. We believe that these rules and regulations have made it more costly for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage in the future. These rules and regulations could also make it more difficult for us to attract and retain qualified members of management and our board of directors, particularly to serve on our audit committee.

We have not previously been subject to these rules and regulations and have no experience operating as a public company. Furthermore, we expect that complying with the reporting requirements of the Exchange Act and otherwise operating as a public company will substantially increase our administrative costs relative to operating as a privately held company. Any failure to comply with the reporting requirements of the Exchange Act and the other rules and regulations governing public companies could subject us to civil and criminal action which could increase our costs and materially damage our reputation, access to capital and ability to operate.

Our failure to maintain an exemption from the Investment Company Act would harm our results of operations.

Our investment policy provides that we may invest in securities of other REITs or similar entities. See “Our Company—Investment Policies.” Although we intend to make such investments only if our board of directors determines that the proposed investment would not cause us to be an “investment company” under the Investment Company Act of 1940, as amended, we could become regulated as an investment company for purposes of that act, which would substantially reduce our ability to use leverage and could adversely affect our business, financial condition, liquidity and results of operations.

We are exposed to environmental liabilities with respect to properties to which we take title.

In the course of our business, we may foreclose and take title to residential properties, and, if we do take title, we could be subject to environmental liabilities with respect to these properties. The laws and regulations related to environmental contamination often impose liability without regard to responsibility for the contamination. We may be liable to a governmental entity or third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial and could significantly harm our business.

We may be required to conform to the standards of the recent Ameriquest settlement, which could harm our business.

In January 2006, ACC Capital Holding Corporation and its subsidiaries Ameriquest Mortgage Company, Town & Country Credit Corporation and AMC Mortgage Services Inc., formerly known as Bedford Home Loans, which we refer to collectively as “Ameriquest,” the largest non-prime lender, reached a settlement with various state Attorneys General resolving some of the regulatory complaints and consumer claims made against Ameriquest related to predatory home mortgage lending. Ameriquest agreed to implement certain new standards and to pay $325 million to the states, with most of the money to be used to pay restitution to consumers who obtained mortgage loans from Ameriquest between January 1999 and December 2005.

In the settlement, Ameriquest denied all allegations but agreed to implement certain new standards and practices meant to prevent a recurrence of its alleged abuses and unfair and deceptive practices. We believe many of the settlement’s requirements far exceed any express requirements of existing lending laws. Although we believe our historical controls and practices have operated effectively to mitigate the risk of the abuses alleged in the Ameriquest settlement, in many cases our controls and policies are not identical to those prescribed by the Ameriquest settlement. However, some Attorneys General have made public statements that the conduct required by the Ameriquest settlement should be seen as new standards applicable to the entire industry and that they may pursue actions against lenders who do not adhere to the new standards. If the Attorneys General seek to apply these standards to the entire industry or our company in particular, some of our own practices could be called into question and our revenues, business, results of operations and profitability could be harmed. In addition, if it becomes accepted practice that settlements entered with Attorneys General establish new standards for the industry as a whole and supersede existing express legislative requirements, the standards by which we are governed will become less predictable and the risks associated with our business will increase.

Risks Related to This Offering

There is currently no public market for our common stock, and an active trading market for our common stock may never develop.

There has not been any public market for our common stock. We intend to apply to list our common stock on the New York Stock Exchange, but even if our shares are approved for listing, an active trading market for our common stock may never develop or be sustained. Currently, certain shares of our common stock are eligible for trading on PORTAL, which permits secondary sales of eligible securities to qualified institutional buyers in accordance with Rule 144A under the Securities Act. The last trade of our common stock on PORTAL occurred on June 9, 2006 at a price of $3.00 per share, which may not be indicative of the prices at which our shares of common stock will trade after this offering. Accordingly, investors in our common stock should be aware that:

•	a regular or active market for our common stock may never develop;

•	any liquidity within any market for our common stock may never exist;

•	stockholders may not be able to sell their shares of our common stock; and

•	the prices that our stockholders may obtain for their shares of our common stock may be significantly less then what they paid for them.

Future sales of shares of our common stock could have an adverse effect on our stock price.

We cannot predict the effect, if any, of future sales of shares of our common stock, or the availability of shares for future sales, on the market price of our common stock. Sales of substantial amounts of our shares of common stock, or the perception that large sales could occur, may harm prevailing market prices for our common stock. As of May 31, 2006, there were:

•	59,843,826 outstanding shares of our common stock;

•	5,452,252 shares of our common stock that are subject to options that have been previously granted (4,608,073 of which are exercisable with a weighted average exercise price of $0.54 per share); and

•	an additional 1,646,665 shares of our common stock available for future awards under our 2004 Stock Incentive Plan.

We were contractually obligated to file this shelf registration statement by June 28, 2005. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Internal Control Over Financial Reporting” for a discussion of the factors that led to our delayed filing of the shelf registration statement. If any or all of these holders sell a large number of securities in the public market, the sale could reduce the trading price of our common stock and could impede our ability to raise future capital. In addition, the selling stockholders who owned common stock or rights to acquire common stock of our predecessor, PCHLI, that were converted into our common stock or rights to acquire our common stock, other than Lehman Commercial Paper, Inc., will be restricted from any transfer for a period of 180 days after the effective date of any initial public offering registration statement. We may also issue shares under our stock incentive plan. Sales of substantial amounts of common stock, or the perception that these sales could occur, may adversely affect prevailing market prices for our common stock.

[            ] shares registered pursuant to the registration statement of which this prospectus is a part are eligible for immediate resale and 4,608,073 shares will become eligible for immediate resale upon the exercise of options at an average exercise price of $0.54 per share, unless subject to the provisions of a lock-up agreement. Any shares subject to a lock-up agreement may be released from that restriction at any time and without notice. If any or all of these selling stockholders sell a large number of shares of our common stock in the public market, the sale could reduce the market price of our common stock and could impede our ability to raise future capital through a sale of additional equity securities. FBR may consent, depending on market conditions, to release certain of our employees from any lock-up restrictions that would prevent them from selling a sufficient number of shares of our common stock to cover any tax liabilities they may incur upon the exercise of their vested options.

The market price and trading volume of our common stock may be volatile and broad market fluctuations may occur, which could result in rapid and substantial losses for our stockholders.

Even if an active trading market develops for our common stock, the market price of our common stock may be highly volatile and be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price.

The market price of our common stock may fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in the fluctuations in price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly operating results or distributions;

•	changes in our cash flows from operations or earnings estimates or publication of research reports about us or the mortgage industry;

•	increases in market interest rates that lead purchases of our shares of common stock to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community;

•	general market and economic conditions; and

•	failure to maintain REIT qualification.

Additionally, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many companies in industries similar or related to ours and that have been unrelated to these companies’ operating performance. These broad market fluctuations could reduce the market price of our common stock. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price.

Restrictions on ownership of a controlling percentage of our capital stock might limit your opportunity to receive a premium on our stock.

For the purpose of preserving our REIT qualification and for other reasons, our charter generally prohibits direct or constructive ownership by any person, other than Neil Kornswiet, of more than 4.99% in value or number of shares, whichever is more restrictive (calculated in accordance with the applicable REIT ownership rules) of the outstanding shares of our common stock or any class or series of our outstanding preferred stock or other stock. The constructive ownership rules in our charter are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 4.99% of a class of outstanding stock by an individual or entity could cause that individual or entity to own constructively in excess of 4.99% of the class of outstanding stock, and subject the individual or entity to the ownership limit in our charter. Any attempt to own or transfer shares of our common stock or preferred stock in excess of the ownership limit without the consent of our board of directors shall be void and may result in the shares being transferred by operation of law to a charitable trust. These ownership restrictions might inhibit market activity and opportunities for our stockholders to receive a premium for their shares if any person were to attempt to assemble a block of shares of our stock, which although in violation of these ownership restrictions, might be in the best interests of our stockholders.

We have not established a minimum distribution payment level and we may not have the ability to make distributions in the future.

We intend to continue to pay quarterly dividends and other distributions to our stockholders in amounts such that we distribute at least 90% of our REIT taxable income in each year, subject to certain adjustments. This, along with other factors, should enable us to continue to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code. However, we have not established a minimum dividend payment level and our ability to make distributions may be adversely affected by the risk factors described in this prospectus. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, our liquidity, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. We may not have the ability to make distributions in the future. Difficulties in meeting the distribution requirements required by our REIT structure might arise due to competing demands for our funds or to timing differences between tax reporting and cash receipts and disbursements, because income may have to be reported before cash is received, because expenses may have to be paid before a deduction is allowed or because deductions may be disallowed or limited.

Future offerings of debt or preferred equity securities that are senior to our common stock and other equity securities upon liquidation, or other equity securities may dilute our existing stockholders, may be senior to our common stock for the purposes of distributions and may harm the value of our common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock or common stock. Upon the liquidation of our company, holders of our debt securities and shares of preferred stock and lenders with respect to other debt will receive a distribution from our available assets prior to the holders of our common stock. Additional equity offerings by us may dilute the holdings of our existing stockholders or reduce the value of our common stock, or both. Our preferred stock, if issued, would have a preference on distributions that could limit our ability to make distributions to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

Risks Related to Our Organization and Structure

Our Chief Executive Officer and President owns a significant amount of our outstanding common stock and may significantly influence the management and policies of our company, in ways with which you may disagree.

Neil Kornswiet, is not permitted, directly or indirectly, to own more than 30% in value or number of shares, whichever is more restrictive (calculated in accordance with the applicable REIT ownership rules), of our outstanding shares of common stock and currently owns 22% of our outstanding shares of common stock. As a result, and given that absent a waiver from our board of directors no other individual or entity will be permitted to own in excess of 4.99% in value of our outstanding shares of capital stock or 4.99% in value or number of shares, whichever is more restrictive, of our outstanding common stock, Neil Kornswiet will be able to exercise significant influence over the election of our directors, and therefore, our management and policies, through his voting power. Neil Kornswiet may vote his shares of our common stock in ways with which you may disagree or which may be adverse to your interests as a stockholder, and this voting concentration may discourage, delay or prevent a change in control or acquisition of our company, even one that you believe is beneficial to you as a stockholder.

Our organizational documents contain provisions that may inhibit potential acquisition bids that you and other stockholders may consider favorable, and the market price of our common stock may be lower as a result.

Our organizational documents contain provisions that may have an anti-takeover effect and inhibit a change in our board of directors. See “Certain Provisions of Maryland Law and of our Charter and Bylaws.” These provisions include the following:

There are ownership limits and restrictions on transferability in our charter.    In order to qualify as a REIT, not more than 50% of the value of our outstanding shares of our stock (after taking into account options to acquire shares) may be owned, directly or constructively, by five or fewer individuals during the second half of any calendar year and our shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To assist us in satisfying these tests, subject to some exceptions, our charter generally prohibits any stockholder other than Neil Kornswiet from actually or constructively owning more than 4.99% in value or number of shares, whichever is more restrictive (calculated in accordance with the applicable REIT ownership rules), of our outstanding common stock. This restriction may:

•	discourage a tender offer or other transactions or a change in the composition of our board of directors or control that might involve a premium price for our shares or otherwise be in the best interests of our stockholders; or

•	compel a stockholder who had acquired more than 4.99% of our shares of common stock to transfer the additional shares to a trust and, as a result, to forfeit the benefits of owning the additional shares.

Removal of directors.    Under our charter, subject to the rights of one or more classes or series of preferred stock to elect one or more directors, a director may be removed, but only for cause (as defined in our charter), by the affirmative vote of at least two-thirds of all votes entitled to be cast by our stockholders in the election of directors.

Number of directors, board vacancies, term of office.    Our bylaws provide that the number of directorships may be established by our board of directors but, until our bylaws are amended, may not be fewer than one nor more than 15. Our bylaws provide that any vacancy may be filled, at any regular meeting or special meeting called for that purpose by a majority of the remaining directors, except that a vacancy resulting from an increase in the number of directors must be filled by a majority of the entire board of directors. However, our charter provides that, at such time as we have a class of securities registered under the Exchange Act and at least three independent directors, any vacancy, including a vacancy created by an increase in the number of directors, may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and such vacancy shall be filled until the end of the term of the class in which it occurred.

Issuance of Shares of Stock.    Our charter permits our board of directors to authorize the issuance of up to 50,000,000 shares of preferred stock, having preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms or conditions of redemption as determined by our board, and up to 450,000,000 shares of common stock, of which as of May 31, 2006 there were 59,843,826 shares outstanding. Thus, our board could authorize the issuance of preferred stock and additional shares of our common stock with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our shares of common stock might receive a premium for their shares over the then-prevailing market price.

Other Provisions.    Our charter and bylaws contain other provisions that may have the effect of delaying, deferring or preventing a change in control of us or the removal of existing directors and, as a result, could prevent our stockholders from being paid a premium for their common stock over the then-prevailing market price. These provisions include advance notice requirements for stockholder proposals. See “Certain Provisions of Maryland Law and our Charter and Bylaws.”

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interests.

Our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, our charter authorizes us to indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party, or threatened to be made a party, by reason of his or her service to us. In addition, we may be obligated to advance the defense costs incurred by our directors and officers. See “Our Company—Limited Liability and Indemnification.”

Risks Related to Our Tax Status

We may be unable to comply with the requirements applicable to REITs or compliance with such requirements could adversely affect our financial condition.

We elected to be taxed as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 2004, which affords us significant tax advantages. The requirements for this qualification, however, are highly technical and complex, and our management has limited experience in operating a REIT. Even a technical or inadvertent mistake could require us to pay a penalty or jeopardize our REIT status. The determination that we qualify as a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For example, to qualify as a REIT, at least 75% of our gross income must come from mortgage loan interest and other real estate sources and 95% of our gross income must come from real estate sources and certain other sources that are itemized in the REIT tax laws, mainly interest and dividends. We are subject to various limitations on our ownership of securities, including a limitation that the value of our investment in our taxable REIT subsidiary, PCHLI, together with any other investments in taxable REIT subsidiaries, cannot exceed 20% of our total assets at the end of any calendar quarter (subject to a 30-day “cure” period following the close of the quarter). In addition, at the end of each calendar quarter (subject to a 30-day “cure” period following the close of the quarter), at least 75% of our assets must be qualifying real estate assets, government securities or cash and cash items. The need to comply with these gross income and asset tests may cause us to acquire other assets that are qualifying real estate assets for purposes of the REIT requirements (for example, interests in other mortgage loan portfolios or mortgage-backed securities) but that are not part of our overall business strategy and might not otherwise be the best investment alternative for us.

To continue to qualify as a REIT, we must distribute to our stockholders with respect to each year at least 90% of our REIT taxable income. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal and state corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. We could be required to seek to borrow funds on a short-term basis even if conditions are not favorable for borrowing, or to sell loans from our investment portfolio potentially at disadvantageous prices, to meet the REIT distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax. These alternatives could adversely affect our financial condition and could reduce amounts available to originate mortgage loans.

If we fail to remain qualified as a REIT, our distributions will not be deductible by us, and we will be subject to federal, state and local income tax on our taxable income. This would substantially reduce our earnings, our cash available to pay distributions and your yield on your investment in our stock. We would not be required to make any distributions to stockholders. The resulting tax liability, in the event of our failure to qualify as a REIT, might cause us to borrow funds, liquidate some of our investments or take other steps that could negatively affect our operating results. Moreover, if our REIT status is terminated because of our failure to meet a technical REIT requirement and we do not qualify for certain statutory relief provisions or if we voluntarily revoke our election, we generally would be disqualified from electing treatment as a REIT for the four taxable years following the year in which REIT status is lost.

Even if we remain qualified as a REIT, the income earned by our taxable REIT subsidiary, PCHLI, will be subject to federal, state and local income tax and we could be subject to an excise tax on non-arm’s length transactions with our taxable REIT subsidiary.

Our taxable REIT subsidiary, PCHLI, earns income from activities that are prohibited for REITs, and is subject to federal, state and local income tax on the taxable income from these activities. For example, PCHLI earns income from our loan origination and sales activities, as well as from other servicing and origination functions, which are not qualifying income for purposes of the gross income tests applicable to REITs or might otherwise be subject to adverse tax liability if the income were generated by a REIT. PCHLI is taxable as a C corporation and is subject to federal, state and local income tax at the applicable corporate rates on its taxable income, notwithstanding our qualification as a REIT.

In the event that any transactions between us and PCHLI are not conducted on an arm’s-length basis, we could be subject to a 100% excise tax on such transactions. We believe that all such transactions have been and will be conducted on an arm’s-length basis, but there can be no assurance that the IRS will not successfully contest the arm’s-length nature of such transactions or that we will otherwise be able to avoid application of the 100% excise tax. Any such tax could affect our overall profitability and the amounts of distributions to our stockholders.

We may be required to pay a penalty or may not qualify as a REIT if the value of our investment in our taxable REIT subsidiaries exceeds 20% of the value of our total assets at the close of any calendar quarter.

To qualify as a REIT, not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries at the close of any calendar quarter (subject to a 30-day “cure” period following the close of the quarter). See “Federal Income Tax Consequences of Our Status as a REIT—Asset Tests.” Our taxable REIT subsidiary, PCHLI, conducts substantial loan origination activities and will continue to accumulate the income from those activities. We monitor the value of our investment in PCHLI in relation to our other assets to comply with the 20% asset test. There cannot be complete assurance that we have been or will be successful in that effort. Although we seek to be prudent in valuing our investment in PCHLI and our other assets, there can be no assurance that the IRS will not disagree with those determinations. If we failed the 20% asset test during our 2004 taxable year (subject to the 30-day “cure” period), we would lose our REIT status. In the event of a failure of the 20% asset test occurring in taxable years after 2004, we will not lose our REIT status as long as (i) the failure was due to reasonable cause and not to willful neglect, (ii) we dispose of the assets causing the failure or otherwise comply with the 20% asset test within six months after the last day of the applicable quarter in which we identify such failure, (iii) we file a description of the assets causing such failure with the Internal Revenue Service, and (iv) we pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the 20% asset test. If there is failure of the 20% asset test occurring in taxable years after 2004 and we do not satisfy the requirements described in the preceding sentence, we would lose our REIT status.

The tax imposed on REITs engaging in “prohibited transactions” will limit our ability to engage in transactions, including certain methods of securitizing loans, that would be treated as sales for federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property but including any mortgage loans, held in inventory primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to sell a loan or securitize the loans in a manner that was treated as a sale of such inventory for federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans other than through a taxable REIT subsidiary, and may limit the structures we utilize for our securitization transactions even though such sales or structures might otherwise be beneficial for us. In addition, this prohibition may limit our ability to restructure our investment portfolio of mortgage loans from time to time even if we believe it would be in our best interest to do so. However, the sales of loans we expect to make from PCHLI following the offering will not be subject to this prohibited transaction tax because PCHLI will be a taxable REIT subsidiary.

Complying with REIT requirements may limit our ability to hedge effectively.

The existing REIT provisions of the Internal Revenue Code substantially limit our ability to hedge our mortgage loans, mortgage-backed securities and related borrowings. Under these provisions, our annual gross income from qualifying and non-qualifying hedges of our borrowings, together with any other income from nonqualifying sources, is limited to less than 25% of our gross income. In addition, we must limit our aggregate gross income from non-qualifying hedges, fees, and certain other non-qualifying sources to less than 5% of our annual gross income. As a result, we might in the future have to limit our use of advantageous hedging techniques or implement those hedges through a taxable REIT subsidiary. This could increase the cost of our hedging activities or leave us exposed to greater risks associated with changes in interest rates than we would otherwise want to bear.

We incur excess inclusion income that increases the tax liability of our stockholders.

In general, dividend income that a tax-exempt entity receives from us should not constitute unrelated business taxable income as defined in Section 512 of the Internal Revenue Code. If we realize excess inclusion income and allocate it to stockholders, however, then this income would be fully taxable as unrelated business taxable income under Section 512 of the Internal Revenue Code. If the stockholder is foreign, it would generally be subject to U.S. federal income tax withholding on this income without reduction pursuant to any otherwise applicable income-tax treaty. U.S. stockholders would not be able to offset such income with their operating losses.

Excess inclusion income could result if we held a residual interest in a real estate mortgage investment conduit, or REMIC. Excess inclusion income also may be generated if we were to issue debt obligations with two or more maturities and the terms of the payments on these obligations bore a relationship to the payments that we received on our mortgage loans or mortgage-backed securities securing those debt obligations. For example, our non-REMIC collateralized mortgage obligation, or CMO, securitizations typically produce excess inclusion income that is allocated among our stockholders. Finally, we may invest in equity securities of other REITs, and it is possible that we might receive excess inclusion income from those investments.

Misplaced reliance on legal opinions or statements by issuers of mortgage-backed securities and government securities could result in a failure to comply with REIT gross income or assets tests.

When purchasing mortgage-backed securities and government securities, we may rely on opinions of counsel for the issuer or sponsor of such securities, or statements made in related offering documents, for purposes of determining whether and to what extent those securities constitute REIT real estate assets for purposes of the REIT asset tests and produce income that qualifies under the REIT gross income tests. The inaccuracy of any such opinions or statements may harm our REIT qualification and result in significant corporate level tax.

U.S. federal income tax treatment of REITs and investments in REITs may change, which may cause us to lose the tax benefits of operating as a REIT.

The present U.S. federal income tax treatment of a REIT and an investment in a REIT may be modified by legislative, judicial or administrative action at any time. Revisions in U.S. federal income tax laws and interpretations of these laws could adversely affect us and the tax consequences of an investment in our securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Any statements contained in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements and should be evaluated as such. The words “anticipate,” “assume,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “seek,” “should,” “target,” “will,” “would” and similar expressions, including the negative of those words are intended to identify forward-looking statements. These forward-looking statements are contained throughout this prospectus, for example in “Summary,” “Risk Factors,”, “Dividend Policy and Distributions,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Such forward-looking statements reflect, among other things, our current expectations, plans and strategies, and anticipated financial results, all of which are subject to known and unknown risks, uncertainties and factors that may cause our actual results to differ materially from those expressed or implied by these forward-looking statements. Many of these risks are beyond our ability to control or predict. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling stockholders from time to time pursuant to this prospectus. The proceeds from the offering are solely for the account of the selling stockholders. We have agreed, however, to pay expenses relating to the registration of the shares of common stock under applicable securities laws.

DIVIDEND POLICY AND DISTRIBUTIONS

The following table sets forth, for the periods indicated, the cash distributions declared per share on our shares of common stock since our formation on May 5, 2004:

	Declared Per Share Cash Distributions	Declaration Date	Payment Date
2004
Fourth Quarter	$0.005	April 14, 2005	May 4, 2005
2005
First Quarter	$0.325	April 14, 2005	May 4, 2005
Second Quarter	$0.400	July 27, 2005	August 15, 2005
Third Quarter	$0.325	November 8, 2005	November 28, 2005
Fourth Quarter	$0.300	December 21, 2005	January 16, 2006
2006
First Quarter	$0.180	April 27, 2006	May 18, 2006

We intend to continue to make regular quarterly distributions to our stockholders out of assets legally available therefor so that we distribute each year all or substantially all of our REIT taxable income so as to avoid paying federal corporate level income tax and excise tax on our earnings and to qualify for the tax benefits accorded to REITs under the Internal Revenue Code. In order to maintain our REIT status, we must distribute to our stockholders at least 90% of our REIT taxable income each year. To the extent that we distribute at least 90%, but less than 100% of our REIT taxable income, we will be subject to federal, state and local corporate income tax on our undistributed taxable income. Subject to our compliance with the applicable REIT rules, we further expect to distribute our net earnings from our taxable REIT subsidiary, PCHLI, generated from its 2004 and 2005 securitizations, if any. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by us with respect to any calendar year are less than the sum of:

•	85% of our ordinary REIT income for that year;

•	95% of our REIT capital gain income for that year; and

•	100% of our undistributed REIT taxable income from prior years.

Our REIT taxable income may exceed our cash available for distribution and the requirement to distribute a substantial portion of our net taxable income in order to comply with the REIT distribution requirements could cause us to:

•	sell assets in adverse market conditions;

•	borrow on unfavorable terms; or

•	distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt.

Any distributions we make will be at the discretion of our board of directors and will depend upon a number of factors, including but not limited to:

•	our results of operations;

•	the timing of interest and principal we receive from our loans and securities;

•	our obligation to pay debt service on our borrowings;

•	the annual distribution requirements under the REIT provisions of the Internal Revenue Code; and

•	other factors that our board of directors deems relevant.

We may, under certain circumstances, make a distribution of capital or of assets. Distributions will be made in cash to the extent that cash is available for distribution.

It is anticipated that distributions generally will be taxable as ordinary income to our stockholders, although a portion of such distributions may be designated by us as long-term capital gain or may constitute a return of capital. Distributions to our stockholders will be treated as dividends to the extent that we have current or accumulated earnings and profits. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their federal income tax status. For a discussion of the federal income tax treatment of distributions by us, see “Federal Income Tax Consequences of Our Status as a REIT—Distribution Requirements.”

Our ability to make distributions to you will depend primarily on our receipt of interest and principal payments from our mortgage loans and mortgage-backed securities and any distributions we receive from PCHLI. As a taxable REIT subsidiary, PCHLI is subject to regular federal, state and local corporate income tax on the taxable income that it generates. We may cause PCHLI to retain after-tax earnings or distribute all or a portion of its after-tax earnings to us to the extent allowable under the REIT provisions of the Internal Revenue Code. If PCHLI distributes any of its after-tax earnings to us, we expect to include that distributed amount in the dividends we pay to our stockholders and, for taxpayers taxed at individual rates, that portion of our dividends, unlike distributions of our REIT taxable income, generally will be eligible to be taxed at the current 15% maximum marginal federal income tax rate for corporate dividends. See “Federal Income Tax Consequences of Our Status as a REIT—Taxation of Taxable U.S. Stockholders.” All distributions must be authorized by our board of directors and declared by us out of assets legally available therefor.

If we are unable to successfully execute our business strategy, we may not have cash available to make distributions. See “Risk Factors.”

MARKET PRICE OF OUR COMMON STOCK

Market Information

No public market currently exists for our common stock. Our common stock has not been listed or quoted on any national exchange or market system. However, certain of our stockholders have privately sold shares of our common stock using the PORTAL. The following table sets forth, for the periods indicated, the high and low closing sale prices for our common stock as reported on PORTAL, since December 28, 2004, the date of the initial closing of our 144A Offering.

	Common Stock
	High	Low
2004
Fourth Quarter (from December 28, 2004)	$—	$—
2005
First Quarter	$10.25	$10.00
Second Quarter	9.05	9.00
Third Quarter	9.75	7.90
Fourth Quarter	7.50	5.50
2006
First Quarter	$5.50	$5.50
Second Quarter (through June 25, 2006)	5.50	3.00

While our common stock has been sold privately from time to time after the closing of our 144A Offering in a very limited number of transactions and certain of these trades have been reported on PORTAL, this information is not complete because we only have access to trades reported by Friedman, Billings, Ramsey & Co., Inc. and not to trades reported by any other broker-dealer. Moreover, broker-dealers are not obligated to report all trades to PORTAL. See also Certain “Relationships and Related Transactions” for a description of our repurchase of shares of our common stock from two of our executive officers.

OUR STRUCTURE AND FORMATION TRANSACTIONS, 144A OFFERING

Structure and Formation Transactions

PCFC, a Maryland corporation, was formed on May 5, 2004. We are engaged in the business of originating, selling, securitizing, and servicing single-family, non-prime residential mortgage loans through our wholly-owned subsidiaries, PCHLI and PCFI. Prior to December 28, 2004, PCHLI operated as a separate C corporation. In connection with our 144A Offering, a subsidiary of PCFC merged into and acquired PCHLI. Since December 28, 2004, PCHLI has operated as a taxable REIT subsidiary of PCFC and PCFI has operated as a qualified REIT subsidiary of PCFC.

We elected to be taxed as a REIT under Sections 856 through 859 of the Internal Revenue Code commencing with our short taxable year ended December 31, 2004. Our qualification as a REIT depends upon our ability to meet, on a continuing basis, through actual annual (or in some cases, quarterly) operating results, various complex requirements under the Internal Revenue Code relating to, among other things, the sources of gross income, the composition and values of assets, distribution levels and the diversity of ownership of shares. We believe that we are organized and have operated in conformity with the requirements for qualification as a REIT under the Internal Revenue Code and that our current and intended manner of operation will enable us to continue to meet the requirements for taxation as a REIT for federal income tax purposes.

As a REIT, we generally will not be subject to federal income tax on our REIT taxable income we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to federal, state and local income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income and property.

PCHLI continues to originate, fund and sell substantially all of our held-for-sale loans, as well as to conduct various origination, processing and servicing functions with respect to the loans we retain in our investment portfolio. PCHLI also services on an interim basis the mortgage loans held for sale in PCHLI and acts as a sub-servicer with respect to our securitizations conducted through PCFI or PCHLI. We have elected to treat PCHLI as a taxable REIT subsidiary. A taxable REIT subsidiary may earn income and engage in activities that might otherwise jeopardize our status as a REIT. For example, a taxable REIT subsidiary could earn income from the servicing and origination and sale of loans, which would not be qualifying income for purposes of the REIT income tests. A taxable REIT subsidiary is taxed as a regular corporation, and its net income is, therefore, subject to federal, state and local corporate level tax.

144A Offering

The net proceeds we received from our 144A Offering, net of the initial purchaser’s discount and placement and advisory fees paid to FBR by us and offering expenses, were approximately $325.2 million. As of March 31, 2006, we have used the net proceeds as follows:

•	approximately $1.4 million to pay advisory, legal and accounting fees incurred in connection with our 144A Offering, including the reimbursement of certain fees and expenses incurred by FBR;

•	approximately $195.5 million to reduce the balance of our borrowings under our warehouse lines and repurchase facilities; and

•	the remainder, $128.3 million, for building our investment portfolio, including arm’s length premiums paid on loans purchased from PCHLI, working capital and other general corporate purposes.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

You should read the selected historical consolidated financial data set forth below together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated income statement data for the three months ended March 31, 2006 and 2005, and the consolidated balance sheet data as of March 31, 2006 are derived from our unaudited consolidated financial statements, which are included in this prospectus and, in the opinion of management, include all adjustments necessary for fair presentation of the results of such periods. The consolidated balance sheet data as of March 31, 2005 is derived from our unaudited consolidated financial statements that are not included in this prospectus. The consolidated income statement data for the years ended December 31, 2005, 2004 and 2003 and the consolidated balance sheet data as of December 31, 2005 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2003 has been derived from our audited consolidated financial statements that are not included in this prospectus. Other data and ratios have been derived from our accounting records for the periods presented and, in the opinion of management, include all adjustments necessary for fair presentation for such periods.

As a result of our current business strategy, the net interest income generated by our investment portfolio of mortgage loans has become the largest component of our revenues, rather than the net gain received by us as a result of our whole loan sales, which has generally been the largest component of our year end revenues in years prior to 2004. Accordingly, our historical consolidated financial results may not be indicative of our future performance.

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)
	(in thousands, except per share data)
Revenues:
Interest income	$88,521	$53,513	$309,747	$90,946	$26,287	$12,916	$5,081
Interest expense	57,386	24,257	172,783	33,027	9,328	6,599	3,790

Net interest income	31,135	29,256	136,964	57,919	16,959	6,317	1,291
Provision for loan losses on loans held for investment	8,079	5,226	39,734	7,622	—	—	—

Net interest income after provision for loan losses	23,056	24,030	97,230	50,297	16,959	6,317	1,291
Other operating income:
Gain (loss) on sale of loans, net	2,599	(171)	(22,408)	84,510	77,093	37,551	9,934
Servicing income (expense), net	7,493	964	20,211	1,002	271	(679)	(314)
Unrealized mark-to-market gain (loss) and realized gains (loss)—derivative instruments	8,836	16,169	20,451	(1,843)	—	—	—
Other income (expense)	—	157	597	(27)	331	28	(1)

Total other operating income	18,928	17,119	18,851	83,642	77,695	36,900	9,619

Total revenues	41,984	41,149	116,081	133,939	94,654	43,217	10,910
Other operating expenses:
Personnel expense	16,039	14,782	58,281	52,405	29,644	12,513	5,870
Other expenses	15,632	7,415	53,314	19,939	11,101	5,572	3,579

Total operating expenses	31,671	22,197	111,595	72,344	40,745	18,085	9,449

Income before provision (benefit) for income taxes	10,313	18,952	4,486	61,595	53,909	25,132	1,461
Provision (benefit) for income taxes	1,780	2,164	(8,048)	27,251	23,079	10,988	1,083

Net income	$8,533	$16,788	$12,534	$34,344	$30,830	$14,144	$378

Basic earnings per share(1)	$0.14	$0.29	$0.21	$—	$—	$—	$—
Diluted earnings per share	$0.14	$0.27	$0.20	$—	$—	$—	$—
Basic weighted average shares outstanding	59,490	57,779	58,873	—	—	—	—
Diluted weighted average shares outstanding	62,426	63,108	63,433	—	—	—	—

	As of March 31,		As of December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)
			(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$70,623	$88,630	$86,649	$365,060	$18,903	$17,660	$2,995
Restricted cash	86,730	7,665	80,476	635	300	300	300
Mortgage loans held for sale, net(2)	646,682	102,916	1,231,938	158,321	488,198	191,007	87,139
Mortgage loans held for investment, net(3)	3,719,871	3,517,077	4,180,200	2,352,295	—	—	—
Derivative instruments, net	50,300	40,399	41,464	24,230	—	—	—
Deferred income taxes	21,575	24,121	22,348	32,361	16,411	5,743	304
Income taxes receivable	21,258	2,438	37,172	1,066	—	—	—
Total assets	4,711,747	3,846,976	5,777,721	2,983,126	534,408	217,637	92,749
Warehouse borrowings	600,990	1,264,107	1,209,216	1,343,771	450,363	187,170	85,935
Mortgage-backed securities, net(4)	3,718,609	2,124,266	4,145,635	1,184,753	—	—	—
Repurchase allowance	13,929	6,684	20,411	5,939	8,434	3,132	71
Other liabilities	35,438	33,386	68,351	47,127	19,293	8,167	3,198
Total liabilities	4,368,966	3,428,443	5,443,613	2,581,590	485,910	200,801	90,589
Convertible preferred stock	—	—	—	—	3,480	3,480	3,480
Stockholders’ equity	342,781	418,533	334,108	401,536	48,498	16,836	2,160

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)
			(dollars in thousands)
Other Data:
Wholesale loan originations	$750,712	$1,214,806	$4,619,856	$4,589,086	$2,824,451	$1,395,235	$522,744
Retail loan originations	224,606	180,055	1,069,790	453,903	153,060	9,285	—

Total loan originations	$975,318	$1,394,861	$5,689,646	$5,042,989	$2,977,511	$1,404,520	$522,744

Loans securitized	$—	$1,100,067	$4,462,629	$1,259,863	$—	$—	$—
Whole loan sales	1,575,781	161,223	1,343,432	2,916,447	2,714,911	1,316,658	463,101

Weighted average coupon(5)	8.24%	7.38%	7.44%	7.44%	7.83%	8.68%	9.53%
Cost of funds—warehouse debt(6)	5.40%	3.52%	4.29%	2.82%	2.73%	3.99%	5.84%
Net interest income—loans held for sale(7)	2.80%	3.85%	2.84%	5.07%	5.07%	4.49%	3.24%
Yield on loans held for investment(8)	6.70%	7.24%	7.02%	7.01%	—	—	—
Costs of funds—mortgage-backed securities(9)	4.38%	3.51%	3.89%	2.54%	—	—	—
Net interest income—loans held for investment(10)	2.28%	3.93%	3.11%	4.35%	—	—	—
Weighted average whole loan sales price over par	101.67%	102.14%	101.33%	104.14%	104.30%	104.78%	104.02%
Weighted average credit score(5)	626	621	617	625	625	614	601
Loans held for sale—average balance	1,083,531	233,978	609,213	646,097	343,100	153,154	55,609
Warehouse debt—average balance	1,044,575	909,021	1,173,845	608,773	325,107	149,647	56,012
Loans held for investment—average balance	3,933,181	2,677,872	3,740,788	588,093	—	—	—
Mortgage-backed securities—average balance	3,950,271	1,855,219	3,143,047	600,982	—	—	—
Number of branches at period end	26	27	30	25	19	11	8
Number of employees at period end	1,236	1,153	1,197	930	636	318	189

Ratios:
Debt to capital(11)	12.60	8.10	16.03	6.30	9.29	11.12	39.79
Average assets(12)	5,245,156	3,319,409	4,735,414	1,338,375	323,369	142,892	53,437
Average equity(13)	336,180	410,193	388,855	90,363	26,030	4,197	(1,972)
Return on average equity	10.15%	16.37%	3.22%	38.01%	118.44%	337.00%	—
Return on average assets	0.65%	2.02%	0.26%	2.57%	9.53%	9.90%	0.71%
Total cost to originate as a % of total originations(14)	2.75%	2.06%	2.02%	2.26%	2.35%	2.60%	3.12%

As required by Regulation G, the following table is a reconciliation of the item “Total cost to originate as a % of total originations,” shown above, which shows total generally accepted accounting principles, or GAAP, operating expenses as presented in our income statements, adjusted for direct origination costs and other loan related fees and expenses, as well as loan servicing overhead and other expenses, to arrive at total cost to originate, which is then reflected as a percentage of total loan production:

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)
	(dollars in thousands)
GAAP operating expenses	$31,671	$22,197	$111,595	$72,344	$40,745	$18,085	$9,449
Direct origination costs (fees) and other expenses:
Loan fees	(12,380)	(12,261)	(61,646)	(34,488)	(19,795)	(7,659)	(3,079)
Yield spread premium paid to brokers	4,709	9,634	33,060	37,484	22,420	9,542	2,661
Origination costs	10,525	10,437	50,881	42,672	28,106	16,865	7,274

Total operating expenses	34,525	30,007	133,890	118,012	71,476	36,833	16,305
Less: Loan servicing and other expenses(15)	(7,669)	(1,327)	(19,104)	(3,797)	(1,520)	(255)	—

Total cost to originate	$26,856	$28,680	$114,786	$114,215	$69,956	$36,578	$16,305

Total loan originations	$975,318	$1,394,861	$5,689,646	$5,042,989	$2,977,511	$1,404,520	$522,744
Total cost to originate as a % of total originations(14)	2.75%	2.06%	2.02%	2.26%	2.35%	2.60%	3.12%

We believe that the presentation of total cost to originate as a percentage of total loan originations provides useful information to investors regarding our financial performance because it allows us to monitor the performance of our core operations, which we believe is more difficult to do when looking at GAAP financial reports. Our management uses this measure for this purpose. The presentation of this additional information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP.

(1)	Management does not feel the earnings per share calculation, prior to the first quarter of 2005, is meaningful.
(2)	Loans are net of deferred fees and costs and valuation allowance.
(3)	Loans are net of discounts, deferred fees and costs, and allowance for loan losses.
(4)	Mortgage-backed securities are net of unamortized bond discounts.
(5)	Weighted average coupon and credit score based on total loan originations.
(6)	Cost of funds—warehouse debt is calculated by dividing warehouse interest expense by average warehouse debt, for the specified period(s).
(7)	Net interest income—loans held for sale is represented as interest income on loans held for sale, less warehouse interest expense, divided by the average balance of loans held for sale, for the specified period(s).
(8)	Yield on loans held for investment is calculated by dividing interest income on loans held for investment by average loans held for investment, which includes discounts, deferred fees and costs, for the specified period(s). The yield on loans held for investment includes amortization of loan discounts and deferred origination costs.
(9)	Cost of funds on mortgage-backed securities debt is calculated by dividing interest expense on mortgage-backed securities by average mortgage-backed securities debt, which includes deferred financing costs and unamortized bond discounts, for the specified period(s). The cost of funds on mortgage-backed securities debt includes amortization of bond discounts and deferred financing costs as well as the impact of interest rate cap and swap payments.
(10)	Net interest income—loans held for investment is represented as the net of interest income on loans held for investment and interest expense on mortgage-backed securities, divided by the average balance of loans held for investment, for the specified period(s). Net interest income includes amortization of loan discounts, deferred origination costs, bond discounts, and deferred financing costs as well as the impact of interest rate cap and swap payments.
(11)	Debt is defined as warehouse debt and mortgage-backed securities debt. Capital is defined as stockholders’ equity, including convertible preferred stock. Calculated as of period end.
(12)	Average assets are based on daily average balances at the end of the specified period(s) for all assets.
(13)	Average equity is based on month-end equity balances, excluding convertible preferred stock, for the specified period(s).
(14)	This calculation is not in accordance with GAAP and has been calculated as total operating expenses before deferred origination cost adjustments, loan servicing overhead, and other corporate expenses (described above), including net loan fees, divided by originations. Net loan fees are the fees collected, less yield spread premium paid to brokers.
(15)	Other expenses include Sarbanes-Oxley 404 compliance costs, legal settlement costs, severance costs, and non-recurring employment costs, which include sign-on bonuses, additional commissions, and recruiting fees.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be reviewed in conjunction with our consolidated financial statements and the related notes and other financial information appearing under “Selected Historical Consolidated Financial Data” and elsewhere in this prospectus. The following discussion will not necessarily be indicative of our financial condition and results of operations in the future because, among other factors, of changes in our business strategy. A complete reading of this prospectus is necessary for an informed understanding of the following discussion.

Executive Overview

PCFC, a Maryland corporation, was formed on May 5, 2004. We are engaged in the business of originating, selling, securitizing, and servicing single-family, non-prime residential mortgage loans through our wholly-owned subsidiaries, PCHLI and PCFI. Prior to December 28, 2004, PCHLI operated as a separate C corporation. Since December 28, 2004, PCHLI has operated as a taxable REIT subsidiary of PCFC. PCFI operates as a qualified REIT subsidiary of PCFC.

We maintain our corporate headquarters in Irvine, California. We operate as a nationwide mortgage banking company originating first and second-lien, single-family, residential mortgage loans through our wholesale and retail lending divisions. From inception through March 31, 2004, we sold 100% of our mortgage loans on a whole loan, servicing-released basis. Through March 31, 2006, we have completed six securitizations pursuant to which we have issued approximately $5.7 billion in mortgage-backed securities of which approximately $3.7 billion is outstanding as of March 31, 2006. The securitizations were treated as secured financings for financial statement purposes. The secured loans and bond debt are included on our consolidated balance sheet, and the corresponding interest income and interest expense will be recognized over the life of the loans and debt in the securitizations. Additionally, we will provide for loan losses over the life of the loans.

We maintain revolving warehouse lines and repurchase facilities, which we sometimes collectively refer to herein as our warehouse financing facilities, to finance the origination of mortgage loans prior to sale or securitization. We recognize interest income on loans held in inventory and interest expense on any associated warehouse financing facility throughout the period preceding the sale of the loans. Gains and/or losses on whole loan sales are recognized when we surrender control over the loans on the settlement date, based upon the difference between the proceeds received from the sale and the net carrying value of the loans. The proceeds from the sale of loans or securitizations are used to repay our warehouse financing facilities, fund new originations and grow our operations.

Historically, we have been an interim loan servicer, meaning that we serviced all of our loans on a temporary basis. We typically serviced the loans for purchasers of our loans for a period of up to 90 days after the sale date, at which time the servicing was transferred to the purchaser. We are currently sub-servicing the loans we have recently securitized by acting under a named servicer, and we expect to continue to sub-service those loans for their full term. In order to act as a named servicer rather than as a sub-servicer of loans, we need to obtain servicer ratings from the primary rating agencies. We received an initial servicer rating from Standard & Poor’s Ratings Services and Moody’s Investor Services is currently reviewing our application for an additional servicer rating. Once we receive our ratings, we will evaluate whether we can further enhance the economic value of our securitized portfolio of mortgage loans by acting as the named servicer for those loans rather than as a sub-servicer. At March 31, 2006, we serviced approximately $1.2 billion in loans for purchasers of our loans, our loans held for sale and our loans held for investment portfolios. Loans are typically sold to institutional investors or securitized within a period between 45 and 90 days from origination.

We operate both wholesale and retail lending divisions. Historically, most of our originations have come from our wholesale division, which, as of March 31, 2006, consisted of 19 branch offices nationwide and represented 77.0% of our total mortgage loan originations for the three months ended March 31, 2006 and 81.2% of our total mortgage loan originations for the year ended December 31, 2005. Our retail division, as of March 31, 2006, consisted of seven branch offices, in five states, and represented 23.0% of our total mortgage loan originations for the three months ended March 31, 2006 and 18.8% of our total mortgage loan originations for the year ended December 31, 2005. For a discussion of our wholesale and retail operations, see “Business.”

Our business and profitability are sensitive to movements in interest rates. The past few years have exhibited a period of relatively low interest rates, resulting in a robust, residential loan origination market as consumers sought new mortgages and refinancings. However, from January 1, 2004 to May 15, 2006 short-term interest rates (one month LIBOR) increased by approximately 396 basis points. We believe that interest rates will continue to increase over the course of the next year, but we expect that they will remain low compared to historical levels during this period. Conversely, we expect the current level of total origination activity in the mortgage industry at large, which includes both prime and non-prime mortgage loans, to decrease, as higher interest rates make home buying more costly for consumers and refinancing of existing mortgages less attractive to current borrowers. Our current business strategy contemplates growth, even in an increasing interest rate environment with declining origination volume for the industry, by retaining new senior production officers, increasing penetration of our existing broker base, introducing new products and continuing to expand our retail and wholesale operations geographically. However, we expect that our volume growth will increase more slowly in a rising interest rate environment than in a declining interest rate environment.

The mortgage industry is highly competitive. As a result, we are not able to originate loans at rates higher than the market rate. However, because we operate in the non-prime sector, our borrowers typically have a combination of risk characteristics for which we can charge a higher interest rate than those for conforming prime mortgage loans and borrowing activity is generally less sensitive to increases in interest rates.

We expect to continue to originate and sell a substantial portion of our single-family, non-prime, residential mortgage loans in PCHLI, as well as continue to build and manage a leveraged portfolio of mortgage-backed securities and non-prime mortgage loans in PCFI. We seek to maintain a leverage ratio in the range of approximately 12 to 1 to 16 to 1. We elected to be taxed as a REIT under the Internal Revenue Code, commencing with our taxable year ended December 31, 2004, upon filing our federal tax return for that year.

Internal Controls Over Financial Reporting

Internal Review

In June 2005, our independent registered public accounting firm raised questions and concerns to our management and our audit committee of the board of directors regarding matters that included (a) certain payments made by us and our predecessor to companies affiliated with our chief executive officer, one other executive officer who is no longer in our employ and one non-executive employee who is also no longer in our employ, (b) the tax treatment of these payments, (c) our and our predecessors’ practices with respect to the reimbursement of business and personal expenses incurred by our chief executive officer and other executive officers, as well as their use of corporate assets and benefits and (d) other matters related to our internal controls and procedures. In response to the questions raised by our accounting firm, our Audit Committee engaged outside counsel and the services of our internal auditor to perform an investigation and to recommend appropriate corrective measures. Upon completion of these investigations, it was our conclusion that we had deficiencies in our internal controls that warranted corrective measures, but that none of the findings involved material amounts and no employee received compensation in excess of amounts he was entitled to receive under the terms of his employment arrangement at that time.

Remediation Plan

Pursuant to recommendations from our Audit Committee, our Board of Directors adopted a remediation plan in August of 2005 to strengthen our internal controls and disclosure controls and procedures and to address the questions and concerns raised by our independent registered public accounting firm. We have made substantial progress adopting the measures set forth in our remediation plan, however, implementation of the remediation plan remains an ongoing process. As part of the remediation plan, we amended our bylaws to require an independent Chairman of the Board, we hired a Senior Vice President – Tax as part of our finance staff to help support our compliance as a real estate investment trust, we hired a new Chief Financial Officer, our prior Chief Financial Officer became our Executive Vice President—Finance and Operations and we are continuing to recruit additional financial, tax and accounting personnel. We also established a disclosure committee that now operates pursuant to a written charter.

In addition, prior to our internal investigation, we engaged Deloitte & Touche LLP to assist us in becoming compliant with the requirements of a public reporting company, including the Sarbanes-Oxley Act of 2002. We also hired an experienced internal auditor to develop an internal audit function.

Internal Controls

In connection with the audit of our financial statements for the year ended December 31, 2005, our independent registered public accounting firm, Grant Thornton LLP, issued a letter to our Audit Committee in which they identified certain matters that they consider to constitute material weaknesses in our internal controls under standards established by the American Institute of Certified Public Accountants, or the AICPA. Management has evaluated this communication and has also concluded that material weaknesses existed for the year ended December 31, 2005.

A material weakness is defined as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected under the standards established by the AICPA. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of a company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

Our independent registered public accounting firm based their material weakness determination on significant deficiencies identified which includes the fact that we have several significant accounting policies that involve estimates that require a significant amount of judgment and supporting analysis, such as our allowance for loan losses and the valuation of loans held for sale; we engage in complex transactions which in combination with our accounting policies, as well as the contemplated transaction involving our becoming a public company have created increased burdens on our financial and accounting staff; we have directly identified a significant number of internal control deficiencies as part of our preparation to become compliant with the Sarbanes-Oxley Act of 2002; we have hired additional personnel within the accounting, finance and tax departments that have not been employed by us for a sufficient amount of time to fully understand all relevant areas of our operations; our accounting, finance and tax departments require additional resources and sufficient time within our company to adequately monitor financial accounting standards that have been implemented and to maintain controls to appropriately interpret and implement new financial accounting standards and reporting requirements in accordance with generally accepted accounting principles.

Our independent registered public accounting firm also commented that as a result of these weaknesses in internal control procedures and controls, we recorded a material adjustment relating to the allowance for loan losses and there were numerous post closing adjustments, including an adjustment relating to recording activity in the securitization trusts.

We are taking steps that we believe will properly address the report of material weaknesses and significant deficiencies which include documenting our formal accounting close process for quarter and year end reporting and accounting policies and procedures for our allowance for loan losses, valuation of loans held for sale, and securitization accounting including all necessary reviews and approvals; expanding our senior financial executive personnel with the creation of an Executive Vice President Finance and Operations position filled by our former chief financial officer and the hiring of a new chief financial officer; hiring a new Vice President of Loan Accounting, a position previously unfilled, with SEC reporting, consumer finance and securitization experience; hiring a new Manager of Budget, Planning and Analysis with mortgage banking experience; and hiring additional finance and skilled accounting and SEC-experienced personnel to enhance our accounting and finance departments.

As part of our preparation to become compliant with the Sarbanes-Oxley Act of 2002, we engaged an accounting firm of national standing in June 2005, to assist management with the requirements for our chief executive officer and chief financial officer to attest on the effectiveness of our “internal control over financial reporting” which we anticipate to be required as early as December 31, 2007. They have also been engaged to help management with the remediation and testing of internal control deficiencies that we have identified as part of this process. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to continue to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We have implemented remedial measures for some of the deficiencies we have identified, however, we have very limited operating experience with the remedial measures we have implemented to date and the measures we have taken to date or any future measures we may take may not adequately remedy all of the internal control deficiencies we have identified. Despite our efforts, the measures we implement may not enable us to maintain adequate controls over our financial and reporting processes in the future.

In addition, additional deficiencies in our internal controls could be discovered in the future. Any failure to remedy the material weaknesses reported by our independent registered public accounting firm, any failure to implement required new or improved controls and the existence of unidentified material weaknesses could harm our operating results, cause us to fail to meet our reporting obligations, subject us to increased risk of errors and fraud related to our financial statements or result in material misstatements in our financial statements. Any such failure also could adversely affect the results of the periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our “internal control over financial reporting” that will become required under Section 404 of the Sarbanes-Oxley Act of 2002. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Critical Accounting Policies

We consider the policies discussed below to be critical to an understanding of our consolidated financial statements because their application places the most significant demands on the judgment of our management, with financial reporting results relying on estimation about the effects of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. In regards to these policies, we caution that future events rarely develop exactly as forecasted, and the best estimates routinely require adjustment.

Our policy is to prepare our consolidated financial statements on the accrual basis of accounting in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant balance sheet items which could be materially affected by such estimates include the allowances for loan losses and repurchases, amortization of deferred loan origination costs and deferred debt issuance costs, deferred income taxes, valuation of derivative instruments, and carrying value of loans held for sale. All material inter-company balances and transactions among PCHLI and its wholly-owned subsidiaries are eliminated in consolidation.

Allowance for Loan Losses

Allowance for loan losses has been provided on certain non-performing loans and other loans held for investment. This allowance is based on our losses inherent and probable as of our balance sheet dates. Provisions for losses are charged to operations and credited to the allowance for loan losses. We charge off uncollectible loans at the time of liquidation. On an ongoing basis, management monitors and evaluates the adequacy of the allowance for loan losses. In determining the adequacy of the allowance for loan losses, management considers such factors as current performance of the loans, historical loss experience, underlying collateral values, known problem loans, assessment of economic conditions and other appropriate data to identify the risks in the mortgage loans held for investment. The amount of the allowance for loan losses is based on estimates and ultimate losses may vary materially from current estimates.

Mortgage Loans Held for Sale

Mortgage loans held for sale are mortgage loans we plan to sell as whole loans and are carried at the lower of aggregate cost, net of deferred loan origination costs and fees, or market, calculated on an aggregate pool basis for loans with similar characteristics. Nonrefundable fees and direct costs associated with the origination of mortgage loans held for sale are deferred and recognized when the loans are sold. The fair value of mortgage loans held for sale is determined using current investor commitments or, in the absence of such commitments, fair value is based upon quoted market prices for loans of similar credit quality. We maintain a valuation allowance for certain loans held for sale that are severely delinquent, have significant collateral deficiencies or have other attributes that reduce their sale potential such that the cost exceeds market value. The valuation allowance is based upon our estimate of expected losses, generally based on our loss history for similar loans and ultimate losses may vary materially from our current estimates. Changes in the valuation allowance are included in the determination of net income in the period in which the change occurs and included in (loss) gain on sale of loans.

Repurchase Allowance

We record a repurchase allowance for loans sold to investors where there is the potential for repurchase of those loans or indemnification of losses based on alleged violations of representations and warranties which are customary to the mortgage banking industry. Provisions for losses are charged to operations and credited to the repurchase allowance and are determined by management based upon our evaluation of the potential exposure related to the loan sale agreements over the life of the associated loans sold. In determining the adequacy of the repurchase allowance, management considers such factors as historical loss experience, underlying collateral values, assessment of economic conditions and other appropriate data to identify the risks associated with the potential repurchase of loans sold. The repurchase allowance is included in other liabilities in our consolidated balance sheets. The amount of the repurchase allowance is based on estimates and ultimate losses may vary materially from current estimates.

Loan Origination Costs and Deferred Debt Issuance Costs

Interest income on our mortgage loan portfolio is a combination of the accrual of interest based on the outstanding balance and contractual terms of the mortgage loans, adjusted by the amortization of net deferred origination costs related to originations in our investment portfolio, in accordance with Statement of Financial Accounting Standards No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases” (Statement No. 91). Our net deferred origination costs consist primarily of premiums, discounts and other net capitalized fees and costs associated with originating our mortgage loans. For our loans held for investment, these net deferred costs are amortized as adjustments to interest income over the estimated lives of the loans using the effective yield method. Because we hold a large number of similar loans for which prepayments are probable and for which the timing of such payments can reasonably be estimated, prepayment estimates are currently factored in determining periodic amortization based on a model that considers actual prepayment experience to-date, as well as forecasted prepayments based on the contractual interest rate on the loans, loan age, loan type, prepayment fee coverage and a variety of other factors. Mortgage prepayments are also affected by the terms and credit grades of the loans, conditions in the housing and financial markets and general economic conditions. Prepayment assumptions are reviewed regularly to ensure that our actual experience as well as industry data are supportive of prepayment assumptions used in our model. Updates that are required to be made to these estimates are applied as if the revised estimates had been in place since the origination of the loans and result in adjustments to the current period amortization recorded to interest income. Deferred debt issuance costs and discounts related to the mortgage-backed securities are amortized to interest expense using the effective yield method in a manner that anticipates prepayments.

Deferred Income Taxes

We elected to be taxed as a REIT for federal income tax purposes, commencing with the taxable year ending December 31, 2004. Qualification as a REIT is dependent upon our ability to meet, on a continuing basis, various complex requirements under the Internal Revenue Code relating to, among other things, the sources of our gross income, the composition and values of our assets, distribution levels and the diversity of ownership of our capital stock.

As a REIT, we generally will not be subject to federal and state income tax if we meet the REIT requirements under the Internal Revenue Code. PCFI, our subsidiary that meets the requirements of the Internal Revenue Code to be a qualified REIT subsidiary, is not generally required to pay federal and most state income taxes. PCHLI, our taxable REIT subsidiary, or TRS, is subject to federal and state taxes on its income. Accordingly, we must recognize income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” for our TRS, whose conduct of the mortgage banking and other businesses is fully taxable at regular corporate rates. SFAS No. 109 requires that inter-period income tax allocation be based on the asset and liability method. Accordingly, we have recognized the tax effects of temporary differences between our tax and financial reporting basis of assets and liabilities that will result in taxable or deductible amounts in future periods.

Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period that includes the enactment date.

We record a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized, as required by SFAS No. 109. In determining the possible realization of deferred tax assets, we consider future taxable income from the following sources: (i) the reversal of taxable temporary differences, (ii) taxable income from future operations and (iii) tax planning strategies that, if necessary, would be implemented to accelerate taxable income into periods in which net operating losses might otherwise expire.

Loan sales from PCHLI, our TRS, to PCFI are recorded at estimated fair value as of the date of sale and the gain or loss on sale is included in the taxable income of PCHLI and a loan premium is recorded in our separate accounts. This intercompany gain or loss and loan premium are eliminated upon consolidation for financial reporting purposes. The difference between PCFI’s tax basis in the acquired loans and the basis in the loans for financial reporting purposes is not considered a temporary difference for which deferred taxes are provided. The amount of tax paid or to be paid by PCHLI in its separate return related to this gain is recorded as prepaid taxes for financial reporting purposes and amortized as tax expense over the estimated life of the related loans using the effective yield method.

Derivative Instruments and Hedging Activities

Hedging is a critical aspect of our business because of its interest rate sensitivity. In connection with our strategy to mitigate interest rate risk, we use various derivative financial instruments, such as interest rate cap and interest rate swap contracts. We also use Eurodollar futures to hedge interest rate risk. It is not our policy to use derivatives to speculate on interest rates. These derivative instruments have an active secondary market and are intended to provide income and cash flow to offset potential reduced net interest income and cash flow under certain interest rate environments. In accordance with Statement on Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted (“SFAS No. 133”), the derivative financial instruments and any related margin accounts are reported on the consolidated balance sheets at their fair value. We currently account for our derivative financial instruments as undesignated instruments. The fair value of our derivative instruments are included in our consolidated balance sheet data. Any realized and unrealized changes in fair value are reported in the consolidated statements of operations in the period in which the changes occur. Prior to 2004, we did not use derivative financial instruments. Our derivative instruments did not qualify for hedge accounting treatment during the three months ended March 31, 2006 and the years ended December 31, 2005 and 2004. For additional information regarding our derivative instruments and hedging activities, please refer to the Financial Statements—“Hedging Activities” and note 8, “Derivative Instruments, Net” found elsewhere in this prospectus.

Real Estate Owned

When a loan is deemed to be uncollectible and the property is foreclosed, it is transferred to real estate owned at net realizable value in other assets in our consolidated balance sheet. Net realizable value is defined as the property’s fair value less estimated costs to sell. Individual real estate owned properties are periodically evaluated by management, and additional impairments are recorded as required and the ultimate net realizable value may vary materially from our current estimates. The majority of the costs of holding this real estate and related gains and losses on disposition are credited or charged to operations as incurred.

Results of Operations

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

Overview

During the three months ended March 31, 2006, we continued to make significant investments in our business in order to position ourselves to realize increased and diversified loan origination volume, improved credit quality of our borrowers and improved net interest income. During the first quarter of 2006, we enhanced our senior management team and personnel by hiring new senior production officers and additional account executives that have historically originated mortgage loans to nonprime borrowers with higher credit scores. The hiring of these new employees facilitated the opening of our new wholesale branch in New York to establish our Northeast regional office and further expansion of our regional offices in the Southeast and Midwest. Our investment in both personnel and infrastructure generally resulted in the expansion of our mortgage loan originations outside of California and throughout the United States. Consistent with our strategy to expand geographically, these initiatives, for example, allowed us to originate 27.5% of our mortgage loans in California during the three months ended March 31, 2006, as compared to 45.7% during the year ended December 31, 2005. During the three months ended March 31, 2006, our loan originations in California decreased to $268.0 million, as compared to $661.6 million in the comparable period in 2005, a decrease of $393.6 million or 59.5%, and our loan originations in the Northeast, Midwest and Southeast markets reached $261.4 million, as compared to $159.2 million in the comparable period in 2005, an increase of $102.2 million or 64.2%.

During the first quarter of 2006, we also increased interest rates and tightened underwriting guidelines on the mortgage loans we originated. We increased the weighted average interest rate on mortgage loans we originated from 8.08% for the month of December 2005 to 8.24% for the month of March 2006 and we also increased the weighted average credit score of our borrowers from 614 for the month of December 2005 to 633 for the month of March 2006. We anticipate that these initiatives will significantly improve our market position over time but did significantly contribute to a decrease in our mortgage loan originations during the three months ended March 31, 2006 of $975.3 million, a decrease of $419.5 million or 30.1%, as compared to $1.4 billion for the comparable period in 2005. As we started the implementation process of these initiatives, our mortgage loan origination volume decreased in January 2006 and February 2006 to $283.6 million and $268.6 million, respectively. Our mortgage loan origination volume recovered to $423.1 million in March 2006 and we anticipate further improvements as we continue to integrate these initiatives into our origination channels.

Our investments in this quarter and tightened underwriting guidelines resulted in an increase in our total costs to originate as a percentage of total originations to 2.75% during the three months ended March 31, 2006, as compared to 2.06% for the comparable period in 2005. During the quarter our cost to originate as a percentage of total originations continued to decrease from 2.86% in January 2006 to 2.33% in March 2006. Also See “Summary Historical Consolidated Financial Data” for a reconciliation of these non-GAAP numbers. We expect the strategic initiatives that we have undertaken in the fourth quarter of 2005 and first quarter of 2006 to result in the continued expansion of our wholesale and retail business channels, increased mortgage loans originations outside of California and throughout the United States, further reduction of our cost to originate as a percentage of total originations, and improved operating performance over the long term.

Revenues

Net Interest Income

Net interest income totaled $31.1 million during the three months ended March 31, 2006, an increase of $1.9 million or 6.4%, as compared to $29.3 million for the comparable period in 2005. The increase in net interest income is primarily related to an increase in the average balance of our portfolio of mortgage loans held for sale and mortgage loans held for investment which totaled $5.0 billion during the three months ended March 31, 2006, an increase of $2.1 billion, as compared to $2.9 billion for the comparable period in 2005, offset by a reduction in our net interest margin. Our net interest margin decreased to 2.42% during the three months ended March 31, 2006, a decrease of 134 basis points, from 3.76% for the comparable period in 2005. The decrease in net interest margin primarily resulted from increases in our borrowing costs to 4.60% during the three months ended March 31, 2006, an increase of 109 basis points, as compared to 3.51% in the comparable period in 2005, as well as an increase in non-performing loans. Total interest income was $88.5 million during the three months ended March 31, 2006, an increase of $35.0 million or 65.4%, as compared to $53.5 million for the comparable period in 2005. The increase in total interest income was primarily due to an increase in the average balance of loans held for sale and loans held for investment portfolios during the three months ended March 31, 2006.

Total interest expense was $57.4 million during the three months ended March 31, 2006, an increase of $33.1 million or 136.6%, as compared to $24.3 million for the comparable period in 2005. The increase in total interest expense was primarily related to an increase in the average balance of mortgage-backed securities, which totaled $4.0 billion and $1.9 billion during the three months ended March 31, 2006 and 2005, respectively. The increase in total interest expense was also due to an increase in our average borrowing costs during the three months ended March 31, 2006, as compared to the comparable period in 2005, primarily the result of an increase in one-month LIBOR to 4.83% at March 31, 2006, as compared to 2.87% at March 31, 2005.

The following table presents for the periods indicated:

•	the average balance of our mortgage loans held for sale, mortgage loans held for investment, cash and the liabilities financing our assets;

•	the average interest rates earned or paid;

•	the actual amount of interest income and expense; and

•	the overall interest margin earned on our balance sheet.

Interest-earning assets and interest-bearing liabilities used in the calculation represent average balances, during the periods indicated.

	For the Three Months Ended March 31, 2006			For the Three Months Ended March 31, 2005
	Average Balance	Average Yield	Income	Average Balance	Average Yield	Income
	(dollars in thousands)
Interest-earning assets:
Mortgage loans held for sale	$1,083,531	7.94%	$21,512	$233,978	7.35%	$4,302
Mortgage loans held for investment (1)	3,933,181	6.70	65,898	2,677,872	7.24	48,486
Cash and cash equivalents (includes restricted cash)	139,252	3.19	1,111	204,210	1.42	725

Total	$5,155,964	6.87%	$88,521	$3,116,060	6.87%	$53,513

	Average Balance	Average Cost	Expense	Average Balance	Average Cost	Expense
Interest-bearing liabilities:
Warehouse financing facilities	$1,044,575	5.40%	$14,102	$909,021	3.52%	$7,991
Mortgage-backed securities (2)	3,950,271	4.38	43,282	1,855,219	3.51	16,263
Other interest (3)	—	—	2	—	—	3

Total	$4,994,846	4.60%	$57,386	$2,764,240	3.51%	$24,257

Net interest income			$31,135			$29,256

Net interest spread (4)		2.27%			3.36%
Net interest margin (5)		2.42%			3.76%

(1)	Average yield and interest income reflects the impact of amortization of loan discounts and deferred origination costs.
(2)	Average cost and interest expense reflects the impact of amortization of bond discounts and deferred financing costs, as well as the impact of interest rate cap and swap payments.
(3)	Other interest is primarily related to costs associated with our loan servicing operations.
(4)	Net interest spread is the difference between the yield on interest-earning assets and the cost on interest-bearing liabilities.
(5)	Net interest margin is calculated using net interest income, divided by interest-earning assets.

As illustrated in the table above, the average balance of our mortgage loans held for sale increased to $1.1 billion during the three months ended March 31, 2006, as compared to $234.0 million during the three months ended March 31, 2005. The average balance of our warehouse financing facilities increased to $1.0 billion during the three months ended March 31, 2006, as compared to $909.0 million during the three months ended March 31, 2005. The increase in the average balance of our mortgage loans held for sale was primarily due to our strategy to sell our mortgage loans during the three months ended March 31, 2006, as compared to our strategy to retain a substantial portion of our originations in a held-for-investment portfolio during the same period in 2005.

The average balance of our mortgage loans held for investment during the three months ended March 31, 2006 was $3.9 billion, as compared to $2.7 billion during the three months ended March 31, 2005. The increase in our loans held for investment portfolio and mortgage-backed securities in 2006 was primarily related to the completion of four on-balance sheet securitizations during the year ended December 31, 2005, the People’s Choice Home Loan Securities 2005-1, 2005-2, 2005-3 and 2005-4.

The table below shows the changes in our net interest income as a function of both interest rates and volumes of our interest-earning assets and our interest-bearing liabilities. The dollar amounts of interest income and interest expense fluctuate depending upon changes in interest rates and upon changes in the volume of interest-earning assets and interest-bearing liabilities. Changes attributable to (i) changes in volume (changes in average outstanding balances multiplied by the prior period’s rate), (ii) changes in rate (changes in average interest rate multiplied by the prior period’s volume), and (iii) changes in rate/volume (changes in rate times the change in volume) which were allocated proportionately to the changes in volume and the changes in rate and included in the relevant column below were as follows:

	For The Three Months Ended March 31, 2006 Compared to The Three Months Ended March 31, 2005
	Volume	Rate	Total
	(in thousands)
Interest income:
Mortgage loans held for sale	$16,839	$371	$17,210
Mortgage loans held for investment	21,265	(3,853)	17,412
Cash and cash equivalents (includes restricted cash)	(289)	675	386

Change in interest income	37,815	(2,807)	35,008

Interest expense:
Warehouse financing facilities	1,331	4,780	6,111
Mortgage-backed securities	22,125	4,894	27,019
Other interest(1)	(1)	—	(1)

Change in interest expense	23,455	9,674	33,129

Change in net interest income	$14,360	$(12,481)	$1,879

(1)	Other interest is primarily related to costs associated with our loan servicing operations.

Provision for Loan Losses

Provision for loan losses totaled $8.1 million during the three months ended March 31, 2006, an increase of $2.9 million or 54.6%, as compared to $5.2 million for the comparable period in 2005. The provision for loan losses increased primarily due to an increase in our loans held for investment portfolio and the seasoning of the portfolio during the three months ended March 31, 2006. The increase in the provision for loan losses is also due to an increase in delinquent loans 60 or more days past due in our loans held for investment portfolio which totaled $205.0 million or 5.48% of the loans held for investment portfolio at March 31, 2006, as compared to $160.0 million or 3.81% of the loans held for investment portfolio at December 31, 2005. The allowance for loan losses in our consolidated balance sheet increased to $38.0 million, or 1.01% of loans held for investment, at March 31, 2006, as compared to $34.9 million, or 0.83% of loans held for investment, at December 31, 2005.

Gain (Loss) on Sale of Loans, Net

Gain (loss) on sale of loans, net was comprised of the following components for the three months ended March 31, 2006 and 2005:

	For the Three Months Ended March 31,
	2006	2005
	(in thousands)
Gross gain from whole loan sales	$13,643	$3,269
Realized futures gain from derivatives	2,358	—
Provision for valuation losses	(2,033)	(386)
Provision for repurchases	(7,773)	(2,706)
Origination costs, net	(3,596)	(348)

Gain (loss) on sale of loans, net	$2,599	$(171)

Gain on sale of loans, net totaled $2.6 million during the three months ended March 31, 2006, an increase of $2.8 million, as compared to a loss of $171,000 for the comparable period in 2005. The increase is primarily related to an increase in the gross gain from whole loan sales to third party investors during the three months ended March 31, 2006, offset by increases in our provision for valuation losses and repurchases and origination costs. The gross gain from whole loan sales during the three months ended March 31, 2006 increased to $13.6 million, an increase of $10.4 million, as compared to $3.3 million for the comparable period in 2005. The increase in the gross gain from whole loan sales is primarily due to an increase in whole loan sales to third party investors in the three months ended March 31, 2006 which totaled $1.6 billion, as compared to $161.2 million for the comparable period in 2005. The increase in whole loan sales is primarily the result of no loan securitizations being executed during the three months ended March 31, 2006, as compared to the completion of the People’s Choice Home Loan Securities Series 2005-1 securitization of $1.1 billion in mortgage loans in the comparable period in 2005. Realized futures gain from derivatives relating to our loans held for sale was $2.4 million during the three months ended March 31, 2006, as compared to $0 in the comparable period in 2005. Provision for valuation losses and repurchases totaled $9.8 million during the three months ended March 31, 2006, an increase of $6.7 million, as compared to $2.3 million for the comparable period in 2005. The increase in the provision for valuation losses and provision for repurchases is primarily related to the increase in the whole loan sales to third party investors and an increase in the loans held for sale portfolio during the three months ended March 31, 2006, as compared to the comparable period in 2005. During the three months ended March 31, 2006, the charge-offs to the repurchase reserve was $14.3 million which primarily related to the settlement of repurchase representations and warranties that were accrued for as of December 31, 2005. Origination costs, net totaled $3.6 million during the three months ended March 31, 2006, an increase of $3.2 million, as compared to $348,000 for the comparable period in 2005. The increase in origination costs, net is primarily related to the increase in whole loan sales to third party investors during the three months ended March 31, 2006.

Servicing Income, Net

Servicing income, net totaled $7.5 million during the three months ended March 31, 2006, an increase of $6.5 million, as compared to $964,000 for the comparable period in 2005. The increase is primarily related to an increase in prepayment penalties collected which increased to $9.4 million during the three months ended March 31, 2006, as compared to $2.5 million for the comparable period in 2005. The increase in prepayment penalty income is primarily due to an increase in the prepayment of loans during the three months ended March 31, 2006, resulting from the seasoning of the loans held for investment portfolio at March 31, 2006.

Mark-to-market Gain and Realized Gains—Derivative Instruments

Mark-to-market gain and realized gains—derivative instruments totaled $8.8 million during the three months ended March 31, 2006, a decrease of $7.3 million or 45.4%, as compared to $16.2 million for the comparable period in 2005. The decrease in mark-to-market gain and realized gain—derivative instruments of $7.3 million was primarily related to a decrease in the rate of increase of one-month LIBOR during the three months ended March 31, 2006, as well as the aging of certain derivatives and their corresponding notional balances, as compared to the same period in 2005.

Operating Expenses

Operating expenses was comprised of the following components for the three months ended March 31, 2006 and 2005:

	For the Three Months Ended March 31,
	2006	2005
	(in thousands)
Operating expenses:
Personnel expense	$16,039	$14,782
Occupancy expense	1,753	1,244
Telephone and communication expense	332	283
Data processing expense	1,237	964
Professional expense	3,413	962
Advertising and promotional expense	3,109	1,624
General and administrative expense	5,788	2,338

Total operating expenses	$31,671	$22,197

Total operating expenses totaled $31.7 million during the three months ended March 31, 2006, an increase of $9.5 million or 42.7%, as compared to $22.2 million for the comparable period in 2005. The increase is primarily related to increases in personnel, professional, advertising and promotional and general and administrative expenses. These expenses increased in the three months ended March 31, 2006 primarily due to our expansion efforts in the Northeast, Midwest and Southeast markets. Our expansion efforts to diversify our loan production outside of California and throughout the United States resulted in a number of significant new hires, new and expanded office facilities, equipment acquisitions, enhancements to our operating systems, expanded marketing efforts, and overall growth in headcount.

Personnel expense increased to $16.0 million during the three months ended March 31, 2006, an increase of $1.3 million or 8.5%, as compared to $14.8 million for the comparable period in 2005. The increase in personnel expense is primarily due to an increase in staff and salary-related expenses to expand production operations in the Northeast, Midwest and Southeast markets. The increase in personnel in these markets resulted in $1.5 million of sign-on bonuses, additional commissions, and recruiting fees during the three months ended March 31, 2006. Professional expense increased to $3.4 million during the three months ended March 31, 2006, an increase of $2.5 million or 254.8%, as compared to $962,000 for the comparable period in 2005. The increase in professional expense is primarily related to our efforts to prepare for our future need to comply with the Sarbanes-Oxley Act of 2002 which totaled $1.9 million during the three months ended March 31, 2006, as compared to $0 for the comparable period in 2005. Advertising and promotional expense increased to $3.1 million during the three months ended March 31, 2006, an increase of $1.5 million or 91.4%, as compared to $1.6 million during the comparable period in 2005 The increases in advertising and promotional expenses are primarily the result of increased marketing efforts related to our retail lending division. General and administrative expense increased to $5.8 million, an increase of $3.5 million or 147.6%, as compared to $2.3 million during the comparable period in 2005. The increase in general and administrative expense is primarily the result of increases in loss on sale of real estate owned, depreciation expense and loan processing related expenses. Loss on sale of real estate owned totaled $2.3 million during the three months ended March 31, 2006, as compared to $0 in the comparable period in 2005. The increase in loss on sale of real estate owned is primarily due to an increase in real estate owned in 2006 and the loss results from valuation adjustments and losses on sale.

Provision for Income Taxes

Provision for income taxes during the three months ended March 31, 2006 was $1.8 million, compared to $2.2 million during the comparable period in 2005. Our effective tax rate was 17.3% during the three months ended March 31, 2006, as compared to 11.4% during the comparable period in 2005.

Net Income

Net income during the three months ended March 31, 2006 was $8.5 million, a decrease of $8.3 million or 49.2%, as compared to $16.8 million for the comparable period in 2005. The decrease in net income is primarily due to an increase in total operating expenses as a result of our expansion efforts in the Northeast, Midwest and Southeast markets during the three months ended March 31, 2006 as previously discussed.

Year ended December 31, 2005 Compared to December 31, 2004

Revenues

Net Interest Income

Net interest income totaled $137.0 million during the year ended December 31, 2005, an increase of $79.1 million or 136.5%, as compared to $57.9 million for the year ended December 31, 2004. The increase in net interest income is primarily related to an increase in the average balance of our portfolio of mortgage loans held for sale and mortgage loans held for investment which totaled $4.3 billion during the year ended December 31, 2005, an increase of $3.1 billion, as compared to $1.2 billion for the year ended December 31, 2004, offset by a reduction in our net interest margin. Our net interest margin decreased to 3.04% during the year ended December 31, 2005, a decrease of 146 basis points, from 4.50% for the year ended December 31, 2004. The decrease in net interest margin primarily resulted from a decrease in our average yield on mortgage loans held for sale which decreased to 7.20% during the year ended December 31, 2005, a decrease of 47 basis points, as compared to 7.67% for the year ended December 31, 2004, and an increase in our borrowing costs to 4.00% during the year ended December 31, 2005, an increase of 128 basis points, as compared to 2.72% for the year ended December 31, 2004. Total interest income was $309.7 million during the year ended December 31, 2005, an increase of $218.8 million or 240.6%, as compared to $90.9 million for the year ended December 31, 2004. The increase in total interest income was primarily due to an increase in the average balance of mortgage loans held for investment during the year ended December 31, 2005. Total interest income during the year ended December 31, 2005 was impacted by the decrease in the average yield on loans held for sale to 7.20% from 7.67% for the year ended December 31, 2004.

Total interest expense was $172.8 million during the year ended December 31, 2005, an increase of $139.8 million or 423.2%, as compared to $33.0 million for the year ended December 31, 2004. The increase in total interest expense was primarily related to an increase in the average balance of our warehouse financing facilities and mortgage-backed securities to $4.3 billion during the year ended December 31, 2005, an increase of $3.1 billion, as compared to $1.2 billion during the year ended December 31, 2004 and an increase in the average cost of funds on our warehouse financing facilities and mortgage-backed securities. In 2005, we issued $4.5 billion of mortgage-backed securities through four on-balance sheet securitizations, the People’s Choice Home Loan Securities 2005-1, 2005-2, 2005-3, and 2005-4. The average cost of funds on our warehouse financing facilities increased to 4.29% during the year ended December 31, 2005, as compared to 2.82% for the year ended December 31, 2004. The average cost of funds on our mortgage-backed securities debt was 3.89% for the year ended December 31, 2005, as compared to 2.54% for the year ended December 31, 2004. The increase in the average cost of funds was primarily due to an increase in one-month LIBOR to 4.39% at December 31, 2005, as compared to 2.40% at December 31, 2004.

The following table presents for the periods indicated:

•	the average balance of our mortgage loans held for sale, mortgage loans held for investment, cash, and the liabilities financing our assets, and convertible preferred stock;

•	the average interest rates earned or paid;

•	the actual amount of interest income and expense; and

•	the overall interest spread and margin earned on our balance sheet.

Interest-earning asset and interest-bearing liability and convertible preferred stock balances used in the calculation represent average balances for the periods indicated. All convertible preferred stock was redeemed in December 2004.

	For the Year Ended December 31, 2005			For the Year Ended December 31, 2004
	Average Balance	Average Yield	Income	Average Balance	Average Yield	Income
	(dollars in thousands)
Interest-earning assets:
Mortgage loans held for sale	$609,213	7.20%	$43,888	$646,097	7.67%	$49,549
Mortgage loans held for investment(1)	3,740,788	7.02	262,667	588,093	7.01	41,227
Cash and cash equivalents (includes restricted cash)	158,187	2.02	3,192	54,254	0.31	170

Total	$4,508,188	6.87%	$309,747	$1,288,444	7.06%	$90,946

Interest-bearing liabilities and convertible preferred stock:
Warehouse financing facilities	$1,173,845	4.29%	$50,408	$608,773	2.82%	$17,164
Mortgage-backed securities(2)	3,143,047	3.89	122,339	600,982	2.54	15,288
Convertible preferred stock	—	—	—	3,451	12.00	414
Other interest(3)	—	—	36	—	—	161

Total	$4,316,892	4.00%	$172,783	$1,213,206	2.72	$33,027

Net interest income			$136,964			$57,919

Net interest spread(4)		2.87%			4.34%
Net interest margin(5)		3.04%			4.50%

(1)	Average yield and interest income reflect impact of amortization of loan discounts and deferred origination costs.
(2)	Average cost and interest expense reflect impact of amortization of bond discounts and deferred financing costs, as well as the impact of interest rate cap and swap payments.
(3)	Other interest is primarily related to costs associated with our loan servicing operations.
(4)	Net interest spread is the difference between the yield on interest-earning assets and the cost on interest-bearing liabilities.
(5)	Net interest margin is calculated using net interest income, divided by interest-earning assets.

As illustrated in the table above, the average balance of our mortgage loans held for sale decreased and our warehouse financing facilities increased during the year ended December 31, 2005, as compared to December 31, 2004. This is primarily due to the change in our business strategy to retain a substantial portion of our originations in a held-for-investment portfolio, which is financed by warehouse financing facilities prior to securitization.

The average balance of our mortgage loans held for investment during the year ended December 31, 2005 was $3.7 billion, as compared to $588.1 million for the year ended December 31, 2004. The increase in our loans held for investment portfolio and mortgage-backed securities was primarily related to the completion of four on-balance sheet securitizations, and the People’s Choice Home Loan Securities 2005-1, 2005-2, 2005-3, and 2005-4.

The table below shows the changes in our net interest income as a function of both interest rates and volumes of our interest-earning assets and our interest-bearing liabilities. The dollar amounts of interest income and interest expense fluctuate depending upon changes in interest rates and upon changes in the volume of interest-earning assets and interest-bearing liabilities. Changes attributable to (i) changes in volume (changes in average outstanding balances multiplied by the prior period’s rate), (ii) changes in rate (changes in average interest rate multiplied by the prior period’s volume), and (iii) changes in rate/volume (changes in rate times the change in volume) which were allocated proportionately to the changes in volume and the changes in rate and included in the relevant column below were as follows:

	For The Year Ended December 31, 2005 Compared to The Year Ended December 31, 2004
	Volume	Rate	Total
	(in thousands)
Interest income:
Mortgage loans held for sale	$(2,746)	$(2,915)	$(5,661)
Mortgage loans held for investment	221,373	67	221,440
Cash and cash equivalents (includes restricted cash)	790	2,232	3,022

Change in interest income	219,417	(616)	218,801

Interest expense:
Warehouse financing facilities	21,261	11,983	33,244
Mortgage-backed securities	98,948	8,103	107,051
Convertible preferred stock	(207)	(207)	(414)
Other interest(1)	(125)	—	(125)

Change in interest expense	119,877	19,879	139,756

Change in net interest income	$99,540	$(20,495)	$79,045

(1)	Other interest is primarily related to costs associated with our loan servicing operations.

Provision for Loan Losses

Provision for loan losses totaled $39.7 million during the year ended December 31, 2005, an increase of $32.1 million or 421.3%, as compared to $7.6 million during the year ended December 31, 2004. The provision for loan losses increased primarily due to an increase in our loans held for investment portfolio and the seasoning of the portfolio during the year ended December 31, 2005. The increase in the provision for loan losses is also due to an increase in delinquent loans 60 or more days past due in our loans held for investment portfolio, which totaled $160.0 million or 3.81% of the loans held for investment portfolio at December 31, 2005, as compared to $33.2 million or 1.42% of the loans held for investment portfolio at December 31, 2004. The allowance for loan losses in our consolidated balance sheet increased to $34.9 million, or 0.83% of loans held for investment, at December 31, 2005, as compared to $7.6 million, or 0.32% of loans held for investment, at December 31, 2004.

Gain (Loss) on Sale of Loans, Net

Gain (loss) on sale of loans, net was comprised of the following components for the year ended December 31, 2005 and 2004:

	For the Years Ended December 31,
	2005	2004
	(in thousands)
Gross gain from whole loan sales	$16,349	$118,450
Realized futures gain from whole loan sales	4,742	—
Provision for valuation adjustments	(19,547)	(5,608)
Provision for repurchases	(22,359)	(2,760)
Origination costs, net	(1,593)	(25,572)

(Loss) gain on sale of loans, net	$(22,408)	$84,510

Loss on sale of loans, net totaled $22.4 million during the year ended December 31, 2005, a decrease of $106.9 million, as compared to gain on sale of loans, net of $84.5 million for the year ended December 31, 2004. The decrease in gain on sale is primarily due to a decrease in total loans sold, as a result of our change in business strategy to retain the majority of our loans in a held for investment portfolio. We securitized $4.5 billion of our mortgage loans originated during the year ended December 31, 2005 in four on-balance sheet securitizations, the People’s Choice Home Loan Series 2005-1, 2005-2, 2005-3 and 2005-4. Mortgage loans sold to third party investors decreased to $1.3 billion during the year ended December 31, 2005, as compared to $2.9 billion for the year ended December 31, 2004. The weighted average premiums on mortgage loans sold to third party investors above par value decreased to 101.3% during the year ended December 31, 2005, as compared to 104.1% for the year ended December 31, 2004. The decrease in premium realized on mortgage loans sold to third party investors during the year ended December 31, 2005 was primarily due to changes in the market for mortgage loan sales in 2005 and the product mix of our mortgage loans sold. Mortgage loans sold during the year ended December 31, 2005 included a higher percentage of second lien and non-owner occupied mortgage loans, which were not included in our four securitizations that we completed in 2005. Realized futures gain from derivatives relating to our loans held for sale was $4.7 million during the year ended December 31, 2005, as compared to $0 for the year ended December 31, 2004. Provision for valuation losses totaled $19.5 million during the year ended December 31, 2005, an increase of $13.9 million, as compared to $5.6 million for the year ended December 31, 2004. The increase in the provision for valuation losses in 2005 was primarily due to changes in market for the sale of mortgage loans in the fourth quarter of 2005. Provision for repurchases totaled $22.4 million during the year ended December 31, 2005, an increase of $19.6 million, as compared to $2.8 million for the year ended December 31, 2004. The increase in provision for repurchases in 2005 was primarily due to an increase in the volume and estimated losses from repurchase requests we received during the fourth quarter of 2005. Origination costs, net totaled $1.6 million during the year ended December 31, 2005, a decrease of $24.0 million, as compared to $25.6 million for the year ended December 31, 2004. The decrease in origination costs, net was primarily related to the decrease in mortgage loan sales to third party investors during the year ended December 31, 2005.

Servicing Income, Net

Servicing income, net totaled $20.2 million during the year ended December 31, 2005, an increase of $19.2 million, as compared to $1.0 million for the year ended December 31, 2004. The increase was primarily due to an increase in prepayment penalties collected, which increased to $29.6 million during the year ended December 31, 2005, as compared to $2.1 million for the year ended December 31, 2004. The increase in prepayment penalty income is primarily due to an increase in the prepayment of loans during the year ended December 31, 2005, resulting from the seasoning of the loans held for investment portfolio in 2005. The increase in servicing income, net from prepayment penalties collected during the year ended December 31, 2005 was offset by an increase of $9.0 million of securitization and administration expenses primarily related to servicing fees paid to third party named servicers for the full year during the year ended December 31, 2005 for the People’s Choice Home Loan Securities 2004-1, 2004-2 and 2005-1 and an increase in trustee fees.

Mark-to-Market Gain—Derivative Instruments

Mark-to-market gain and realized gains—derivative instruments totaled $20.5 million during the year ended December 31, 2005, an increase of $22.3 million, as compared to a mark-to-market loss—derivative instruments of $1.8 million for the year ended December 31, 2004. The increase in mark-to-market gain and realized gain—derivative instruments of $22.3 million was primarily related to an increase in the one-month LIBOR rate. One-month LIBOR was 4.39% at December 31, 2005, as compared to 2.40% at December 31, 2004.

Operating Expenses

Operating expenses was comprised of the following components for the years ended December 31, 2005 and 2004:

	For the Years Ended December 31,
	2005	2004
	(in thousands)
Operating expenses:
Personnel expense	$58,281	$52,405
Occupancy expense	5,820	3,637
Telephone and communication expense	1,230	808
Data processing expense	4,673	2,706
Professional expense	14,087	2,619
Advertising and promotional expense	11,248	4,017
General and administrative expense	16,256	6,152

Total operating expenses	$111,595	$72,344

Total operating expenses totaled $111.6 million during the year ended December 31, 2005, an increase of $39.3 million or 54.3%, as compared to $72.3 million for the year ended December 31, 2004. The increase is primarily related to increases in personnel, professional, advertising and promotional and general and administrative expenses. These expenses increased in the year ended December 31, 2005 primarily due to expansion of our retail channel and overall growth in our business in 2005.

Personnel expenses increased to $58.3 million during the year ended December 31, 2005, an increase of $5.9 million or 11.2%, as compared to $52.4 million for the year ended December 31, 2004. The increase in personnel expense is primarily due to an increase in personnel within our retail channel and other areas of operation to support the growth in business volume in 2005. These increases in personnel resulted in an increase in compensation and benefit costs during the year ended December 31, 2005. Occupancy expense increased to $5.8 million during the year ended December 31, 2005, an increase of $2.2 million or 60.0%, as compared to $3.6 million for the year ended December 31, 2004. The increase in occupancy expense was primarily related to the opening of four new retail branches, three new wholesale branches, and the expansion of the corporate offices in 2005. Data processing expense increased to $4.7 million during the year ended December 31, 2005, an increase of $2.0 million or 72.7%, as compared to $2.7 million for the year ended December 31, 2004. The increase in data processing expenses was primarily related to the expansion of our retail channel and growth in business volume in 2005. Professional expense increased to $14.1 million during the year ended December 31, 2005, an increase of $11.5 million or 437.9%, as compared to $2.6 million for the year ended December 31, 2004. The increase in professional expense is primarily related to our efforts to prepare for our future need to comply with the Sarbanes-Oxley Act of 2002 and increases in legal and accounting fees and legal settlement costs in 2005. Professional fees related to our future need to comply with the Sarbanes-Oxley Act of 2002 totaled $6.3 million during the year ended December 31, 2005, as compared to $0 for the year ended December 31, 2004. Legal and accounting fees and legal settlement costs increased to $7.6 million during the year ended December 31, 2005, an increase of $5.0 million, as compared to $2.6 million for the year ended December 31,

2004. Advertising and promotional expense increased to $11.2 million during the year ended December 31, 2005, an increase of $7.2 million or 180.0%, as compared to $4.0 million during the year ended December 31, 2004. The increase in advertising and promotional expenses was primarily the result of increased marketing efforts related to the expansion and development of our retail lending division in 2005. General and administrative expense increased to $16.3 million, an increase of $10.1 million or 164.1%, as compared to $6.2 million during the year ended December 31, 2004. The increase in general and administrative expense is primarily the result of the overall expansion of our business in 2005.

Provision (Benefit) for Income Taxes

Benefit for income taxes was $8.0 million during the year ended December 31, 2005, as compared to a provision for income taxes of $27.3 million for the year ended December 31, 2004. The benefit for income taxes in 2005 was the result of the income tax benefit recognized from the loss generated in PCHLI, our TRS subsidiary, which totaled $26.1 million for the year ended December 31, 2005. During the year ended December 31, 2004, the provision for income taxes was primarily related to substantially all of our income being subject to federal and state corporate income taxes while we operated as a C corporation, prior to our REIT structure effective December 28, 2004.

Net Income

Net income for the year ended December 31, 2005 was $12.5 million, a decrease of $21.8 million or 63.5%, as compared to $34.3 million for the year ended December 31, 2004. The decrease in net income is primarily due to a decrease in gain on sale of loans, net and increases in our provision for loan losses due to the seasoning of our loans held for investment portfolio in 2005 and increases in our operating expenses as a result of the overall expansion of our business in 2005.

Year ended December 31, 2004 Compared to December 31, 2003

Revenues

Net Interest Income

Net interest income totaled $57.9 million during the year ended December 31, 2004, an increase of $41.0 million or 241.5%, as compared to $17.0 million for the year ended December 31, 2003. The increase in net interest income is primarily related to an increase in the average balance of our portfolio of mortgage loans held for sale, which totaled $646.1 million during the year ended December 31, 2004, an increase of $330 million, as compared to $343.1 million for the year ended December 31, 2003 and an increase in the average balance of our mortgage loans held for investment, which totaled $588.1 million during the year ended December 31, 2004. Our net interest margin decreased to 4.50% during the year ended December 31, 2004, a decrease of 20 basis points, from 4.70% for the year ended December 31, 2003. The decrease in net interest margin primarily resulted from the impact of the average yield on mortgage loans held for investment, which was 7.01% during the year ended December 31, 2004. Total interest income was $90.9 million during the year ended December 31, 2004, an increase of $64.6 million or 246.0%, as compared to $26.3 million for the year ended December 31, 2003. The increase in total interest income was primarily due to an increase in the average balance of our portfolio of mortgage loans held for sale and mortgage loans held for investment, which totaled $1.2 billion during the year ended December 31, 2004, an increase of $891.1 million, as compared to $343.1 million for the year ended December 31, 2003. Total interest income during the year ended December 31, 2004 was negatively impacted by the average yield on loans held for investment of 7.01% in 2004, as compared to an average yield of 7.65% on our loans held for sale for the year December 31, 2003.

Total interest expense was $33.0 million during the year ended December 31, 2004, an increase of $23.7 million or 254.1%, as compared to $9.3 million for the year ended December 31, 2003. The increase in total interest expense was primarily related to an increase in the average balance of our warehouse financing facilities to $608.8 million during the year ended December 31, 2004, an increase of $283.7 million, as compared to $325.1 million during the year ended December 31, 2003, and issuance of mortgage-backed securities through two on-balance sheet securitizations, the People’s Choice Home Loan Securities 2004-1 and 2004-2 during the year ended December 31, 2004. Prior to 2004, we did not have any loans held for investment or mortgage-backed securities. The average cost of funds on our warehouse financing facilities increased to 2.82% during the year ended December 31, 2004, as compared to 2.73% for the year ended December 31, 2003. The average cost of funds on our mortgage-backed securities debt was 2.54% for the year ended December 31, 2004. The increase in the average cost of funds on our warehouse financing facilities was primarily due to an increase in LIBOR to 2.40% at December 31, 2004, as compared to 1.12% at December 31, 2003.

The following table presents for the periods indicated:

•	the average balance of our mortgage loans held for sale, mortgage loans held for investment, cash, the liabilities financing our assets, and convertible preferred stock;

•	the average interest rates earned or paid;

•	the actual amount of interest income and expense; and

•	the overall interest margin earned on our balance sheet.

Interest-earning asset and interest-bearing liability and convertible preferred stock balances used in the calculation represent average balances for the periods indicated.

	For the Year Ended December 31,
	2004			2003
	Average Balance	Average Yield	Income	Average Balance	Average Yield	Income
	(dollars in thousands)
Interest-earning assets:
Mortgage loans held for sale(1)	$646,097	7.67%	$49,549	$343,100	7.65%	$26,259
Mortgage loans held for investment	588,093	7.01	41,227	—	—	—
Cash and cash equivalents (includes restricted cash)	54,254	0.31	170	17,998	0.16	28

Total	$1,288,444	7.06%	$90,946	$361,098	7.28%	$26,287

Interest-bearing liabilities and convertible preferred stock:
Warehouse financing facilities	$608,773	2.82%	$17,164	$325,107	2.73%	$8,878
Mortgage-backed securities(2)	600,982	2.54	15,288	—	—	—
Convertible preferred stock	3,451	12.00	414	3,480	12.00	418
Other borrowings	—	—	—	773	2.98	23
Other interest(3)	—	—	161	—	—	9

Total	$1,213,206	2.72%	$33,027	$329,360	2.83%	$9,328

Net interest spread/income(4)		4.34%	$57,919		4.45%	$16,959

Net interest margin/income(5)		4.50%	$57,919		4.70%	$16,959

(1)	Average yield and interest income reflect impact of amortization of loan discounts and deferred origination costs.
(2)	Average cost and interest expense reflect impact of amortization of bond discounts and deferred financing costs, as well as the impact of interest rate cap and swap payments.
(3)	Other interest is primarily related to costs associated with our loan servicing operations.
(4)	Net interest spread is the difference between the yield on interest-bearing assets and the cost on interest-bearing liabilities.
(5)	Net interest margin is calculated using net interest income, divided by interest-bearing assets.

As illustrated in the table above, the average balance of our mortgage loans held for sale and our warehouse financing facilities increased primarily due to the increase in mortgage loan originations during the year ended December 31, 2004, as compared to the year ended December 31, 2003. In 2004, we established our mortgage loans held for investment portfolio, which averaged $588.1 million during the year ended December 31, 2004 and was financed on a short-term basis by our warehouse financing facilities, until the loans were securitized through the issuance of mortgage-backed securities.

Prior to 2004, we did not have a portfolio of mortgage loans held for investment. Our first two securitizations were completed in 2004 and we issued mortgage-backed securities totaling $1.3 billion.

The table below shows the changes in our net interest income as a function of both interest rates and volumes of our interest-earning assets and our interest-bearing liabilities. The dollar amounts of interest income and interest expense fluctuate depending upon changes in interest rates and upon changes in the volume of interest-earning assets and interest-bearing liabilities. Changes attributable to (i) changes in volume (changes in average outstanding balances multiplied by the prior period’s rate), (ii) changes in rate (changes in average interest rate multiplied by the prior period’s volume), and (iii) changes in rate/volume (changes in rate times the change in volume) which were allocated proportionately to the changes in volume and the changes in rate and included in the relevant column below were as follows:

	For The Year Ended December 31, 2004 Compared to The Year Ended December 31, 2003
	Volume	Rate	Total
	(in thousands)
Interest income:
Mortgage loans held for sale	$23,237	$53	$23,290
Mortgage loans held for investment	41,227	—	41,227
Cash and cash equivalents (includes restricted cash)	95	47	142

Change in interest income	64,559	100	64,659

Interest expense:
Warehouse financing facilities	7,989	297	8,286
Mortgage-backed securities	15,288	—	15,288
Convertible preferred stock	(4)	—	(4)
Other borrowings	(23)	—	(23)
Other interest(1)	152	—	152

Change in interest expense	23,402	297	23,699

Change in net interest income	$41,157	$(197)	$40,960

(1)	Other interest is primarily related to costs associated with our loan servicing operations.

Provision for Loan Losses

Provision for loan losses totaled $7.6 million for the year ended December 31, 2004. The provision for loan losses relates to the loans held for investment portfolio, as a result of the two on-balance sheet securitizations completed in 2004. There was no provision for loan losses during the year ended December 31, 2003, since we did not have a loans held for investment portfolio prior to April 2004.

Gain (Loss) on Sale of Loans, Net

Gain (loss) on sale of loans, net was comprised of the following components for the years ended December 31, 2004 and 2003:

	For the Years Ended December 31,
	2004	2003
	(in thousands)
Gross gain from whole loan sales	$118,450	$115,907
Provision for valuation adjustments	(5,608)	(2,837)
Provision for repurchases	(2,760)	(7,773)
Origination costs, net	(25,572)	(28,204)

Gain (loss) on sale of loans, net	$84,510	$77,093

Gain on sale of loans, net totaled $84.5 million during the year ended December 31, 2004, an increase of $7.4 million or 9.6%, as compared to $77.1 million for the year ended December 31, 2003. The increase in gain on sale of loans, net was primarily due to an increase in total loans sold during the year ended December 31, 2004. Mortgage loans sold to third party investors increased to $2.9 billion during the year ended December 31, 2004, as compared to $2.7 billion for the year ended December 31, 2003. The increase in loan sales is primarily due to the increase in mortgage loans originated in 2005. The weighted average premiums on mortgage loans sold to third party investors above par value was 104.1% during the year ended December 31, 2004, as compared to 104.3% for the year ended December 31, 2003. Provision for valuation losses totaled $5.6 million during the year ended December 31, 2004, an increase of $2.8 million, as compared to $2.8 million for the year ended December 31, 2003. The increase in the provision for valuation losses in 2004 was primarily due to changes in mix of loans sold in 2004 which included a higher percentage of second lien and non-owner occupied mortgage loans which were not included in our two securitizations which we completed in 2004. Provision for repurchases totaled $2.8 million during the year ended December 31, 2004, a decrease of $5.0 million, as compared to $7.8 million for the year ended December 31, 2003. The decrease in provision for repurchases in 2004 was primarily due to a decrease in the volume and estimated losses from repurchase requests we received during the year ended December 31, 2004, as compared to the prior year. Origination costs, net totaled $25.6 million during the year ended December 31, 2004, a decrease of $2.6 million, as compared to $28.2 million for the year ended December 31, 2003.

Servicing Income, Net

Servicing income, net for the year ended December 31, 2004 and 2003 was approximately $1.0 million and $271,000, respectively. The increase was due primarily to an increase in prepayment penalties collected, offset by an increase in securitization administrative expenses. Prepayment penalties totaled approximately $2.1 million and $59,000 for the years ended December 31, 2004 and 2003, respectively. Securitization administrative expenses totaled approximately $1.6 million for the year ended December 31, 2004, as compared to $0 for the prior year. Securitization administrative expenses relate to the servicing and trustee fees associated with the loans held for investment in the securitization trusts.

Servicing income, net totaled $1.0 million during the year ended December 31, 2004, an increase of $0.7 million, as compared to $0.3 million for the year ended December 31, 2003. The increase was primarily due to an increase in prepayment penalties collected, which increased to $2.1 million during the year ended December 31, 2004, as compared to $0.1 million for the year ended December 31, 2003. The increase in prepayment penalty income is primarily due to an increase in the prepayment of loans in the loans held for investment portfolio during the year ended December 31, 2004. The increase in servicing income, net from prepayment penalties collected during the year ended December 31, 2004 was offset by an increase of $1.6 million of securitization and administration expenses primarily related to servicing fees paid to third party named servicers for the

People’s Choice Home Loan Securities 2004-1 and 2004-2 for the year ended December 31, 2004. Prior to 2004, we did not have a portfolio of mortgage loans serviced by third parties.

Mark-to-Market Loss—Derivative Instruments

Mark-to-market loss—derivative instruments totaled $1.8 million during the year ended December 31, 2004. In 2004, our derivative instruments consisted of two interest rate caps, deposited into the 2004-1 and 2004-2 securitization trusts, and one interest rate swap acquired in connection with the planned execution of the 2005-1 securitization, which was completed in January 2005. There were no derivative instruments outstanding prior to 2004.

Operating Expenses

Operating expenses was comprised of the following components for the years ended December 31, 2004 and 2003:

	For the Years Ended December 31,
	2004	2003
	(in thousands)
Operating expenses:
Personnel expense	$52,405	$29,644
Occupancy expense	3,637	2,332
Telephone and communication expense	808	620
Data processing expense	2,706	1,287
Professional expense	2,619	1,247
Advertising and promotional expense	4,017	1,769
General and administrative expense	6,152	3,846

Total operating expenses	$72,344	$40,745

Total operating expenses totaled $72.3 million during the year ended December 31, 2004, an increase of $31.6 million or 77.6%, as compared to approximately $40.7 million for the year ended December 31, 2003. The increase is primarily related to increases in personnel expenses, advertising and promotional expenses, and other general and administrative expenses related to the expansion of our business.

Personnel expenses increased to $52.4 million during the year ended December 31, 2004, an increase of $22.8 million or 76.8%, as compared to $29.6 million for the year ended December 31, 2003. The increase is primarily due to increased compensation and benefit costs related to an increase in personnel to support the growth in business volume and production during 2004. The increase in personnel expense in 2004 was also due to the recognition of $5.4 million of compensation expense in connection with the issuance of common stock options to one of our executive officers in the fourth quarter of 2004, representing the difference between the fair market value of the common stock options on the date of grant and the exercise price of the stock options. Occupancy expense increased to $3.6 million during the year ended December 31, 2004, an increase of $1.3 million or 56.0%, as compared to $2.3 million for the year ended December 31, 2003. Data processing expense increased to $2.7 million during the year ended December 31, 2004, an increase of $1.4 million or 110.3%, as compared to $1.3 million for the year ended December 31, 2003. The increase in occupancy and data processing expenses were primarily related to new and expanded office facilities and enhancements to our operating systems to support the expansion of our business in 2004. Professional expense increased to $2.6 million during the year ended December 31, 2004, an increase of $1.4 million or 110.0%, as compared to $1.2 million for the year ended December 31, 2003. The increase in professional expense primarily related to an increase in legal and accounting fees during the year ended December 31, 2004. Advertising and promotional expense increased to $4.0 million during the year ended December 31, 2004, an increase of $2.2 million or 127.1%, as compared to $1.8 million for the year ended December 31, 2003. The increase in advertising and promotional expense was primarily related to expanded marketing efforts in 2004 as a result of the growth in our business. General and administrative expense increased to $6.2 million, an increase of $2.4 million or 60.0%, as compared to $3.8 million during the year ended December 31, 2003. The increase in general and administrative expense is primarily the result of the overall expansion of our business in 2004.

Provision for Income Taxes

Provision for income tax expense totaled $27.3 million during the year ended December 31, 2004, as compared to $23.1 million for the year ended December 31, 2003. The effective rate for income taxes was 44.2% during the year ended December 31, 2004, as compared to 42.8% for the year ended December 31, 2003. The increase in effective tax rate during the year ended December 31, 2004 is primarily related to the $3.3 million loss incurred at PCFI, our qualified REIT subsidiary, which we received no tax benefit for in 2004.

Net Income

Net income for the year ended December 31, 2004 was $34.3 million, an increase of $3.5 million or 11.4%, as compared to $30.8 million for the year ended December 31, 2003. The increase is net income is primarily due to increases in net interest income earned on our loans held for investment portfolio, gain on sale of loans, net, offset by increases in our operating expenses related to the expansion of our business in 2004.

Business Segment Results

The operating segments reported below are our business segments for which separate financial information is available, and for which revenues and operating income amounts are evaluated regularly by management in deciding how to allocate resources and assess performance. The accounting policies of the business segments are generally the same as those described in note 2 of the Financial Statements, “Summary of Significant Accounting Policies,” except for the net gain on sale of loans allocated to the wholesale and retail segments related to loan securitizations. The net gain is eliminated on a consolidated basis as the securitizations are accounted for as financings.

The operating segments are as follows:

•	Our investment portfolio segments consist of our loans held for investment, related to securitizations structured as financings and loans held for future securitizations in our REIT, qualified REIT subsidiary and taxable REIT subsidiary. This segment generates net revenues primarily through net interest income after provision for loan losses and net mark-to-market gains and losses on derivative instruments, related to the portfolio of loans held for investment and corresponding debt to finance the portfolio.

•	Our mortgage banking segment originates loans through its wholesale and retail channels. Segment net revenues are primarily generated through gain on sale of mortgage loans, as well as net interest income related to the loans held prior to sale. Gain on sale of loans are net of provisions for repurchases and provisions for valuation adjustments, related to the mortgage loans held for sale.

•	Our servicing segment services loans to ensure that loans are repaid in accordance with their terms and earns a servicing fee.

Income before taxes for all segments represent segment net revenue, less direct and allocated operating expenses.

Management evaluates mortgage loans at the segment level. As such, the period end balances of mortgage loans for the segments are included herein.

Management does not identify assets with the segments and evaluates assets only at the consolidated level. As such, only operating results for the segments are included herein.

The table below shows the segment information for the three months ended March 31, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003:

	For the Three Months Ended March 31, 2006
	(unaudited)
	REIT & Qualified REIT Subsidiary	Taxable REIT Subsidiary
	Investment Portfolio	Investment Portfolio	Mortgage Banking	Servicing Operations	Eliminations	Total
	(in thousands)
Revenues:
Interest income	$49,474	$9,315	$22,262	$—	$7,470	$88,521
Interest (expense) income	(40,647)	(2,798)	(14,875)	—	934	(57,386)

Net interest income	8,827	6,517	7,387	—	8,404	31,135
Provision for loan losses on loans held for investment	(5,896)	(1,068)	(1,115)	—	—	(8,079)

Net interest income after provision for loan losses	2,931	5,449	6,272	—	8,404	23,056

Other operating income:
Gain on sale of loans, net	—	—	2,595	—	4	2,599
Servicing income (expense), net	4,988	779	(31)	1,757	—	7,493
Mark-to-market gain (loss)—derivative instruments	10,793	(5,108)	3,151	—	—	8,836

Total other operating income (expense)	15,781	(4,329)	5,715	1,757	4	18,928

Total revenues	18,712	1,120	11,987	1,757	8,408	41,984
Operating expenses:
Total operating expenses	4,171	977	24,469	2,054	—	31,671

Income (loss) before provision for income taxes	$14,541	$143	$(12,482)	$(297)	$8,408	$10,313

	As of March 31, 2006
	(unaudited)
Mortgage loans held for sale, net	$—	$—	$646,640	$—	$42	$646,682
Mortgage loans held for investment, net	$3,245,355	$525,089	$—	$—	$(50,573)	$3,719,871

	For the Three Months Ended March 31, 2005
	(unaudited)
	REIT & Qualified REIT Subsidiary	Taxable REIT Subsidiary
	Investment Portfolio	Investment Portfolio	Mortgage Banking	Servicing Operations	Eliminations	Total
	(in thousands)
Revenues:
Interest income	$29,079	$18,917	$4,518	$—	$999	$53,513
Interest expense	(14,378)	(7,827)	(2,052)	—	—	(24,257)

Net interest income (expense)	14,701	11,090	2,466	—	999	29,256
Provision for loan losses on loans held for investment	(3,635)	(954)	(296)	—	(341)	(5,226)

Net interest income (expense) after provision for loan losses	11,066	10,136	2,170	—	658	24,030

Other operating income:
Gain (loss) on sale of loans, net	—	—	19,588	—	(19,759)	(171)
Servicing (expense) income, net	(1,352)	1,285	1,133	(102)	—	964
Mark-to-market gain (loss)—derivative instruments	14,656	1,738	(225)	—	—	16,169
Other operating income (expense)	—	—	157	—	—	157

Total other operating income (expense)	13,304	3,023	20,653	(102)	(19,759)	17,119

Total revenues	24,370	13,159	22,823	(102)	(19,101)	41,149
Operating expenses:
Total operating expense	1,542	—	19,491	1,164	—	22,197

Income (loss) before provision for income taxes	$22,828	$13,159	$3,332	$(1,266)	$(19,101)	$18,952

	As of March 31, 2005
	(unaudited)
Mortgage loans held for sale, net	$—	$—	$399,258	$—	$(296,342)	$102,916
Mortgage loans held for investment, net	$2,221,177	$1,036,671	$—	$—	$259,229	$3,517,077

	For the Year Ended December 31, 2005
	REIT & Qualified REIT Subsidiary	Taxable REIT Subsidiary
	Investment Portfolio	Investment Portfolio	Mortgage Banking	Servicing Operations	Eliminations	Total
	(in thousands)
Revenues:
Interest income	$185,985	$57,271	$45,261	$—	$21,230	$309,747
Interest (expense) income	(122,297)	(23,846)	(26,899)	5	254	(172,783)

Net interest income	63,688	33,425	18,362	5	21,484	136,964
Provision for loan losses on loans held for investment	(24,638)	(8,424)	(7,217)	—	545	(39,734)

Net interest income after provision for loan losses	39,050	25,001	11,145	5	22,029	97,230

Other operating income:
Gain (loss) on sale of loans, net	—	—	32,187	—	(54,595)	(22,408)
Servicing income, net	9,032	6,712	1,693	2,774	—	20,211
Mark-to-market gain (loss) and realized gain (loss)—derivative instruments	31,022	(11,811)	1,240	—	—	20,451
Other operating income (expense)	—	—	6,608	—	(6,011)	597

Total other operating income (expense)	40,054	(5,099)	41,728	2,774	(60,606)	18,851

Total revenues	79,104	19,902	52,873	2,779	(38,577)	116,081
Operating expenses:
Total operating expenses	9,928	1,639	94,227	5,801	—	111,595

Income (loss) before provision for income taxes	$69,176	$18,263	$(41,354)	$(3,022)	$(38,577)	$4,486

	As of December 31, 2005
Mortgage loans held for sale, net	$—	$—	$1,231,873	$—	$65	$1,231,938
Mortgage loans held for investment, net	$3,644,524	$594,975	$—	$—	$(59,299)	$4,180,200

	For the Year Ended December 31, 2004
	REIT & Qualified REIT Subsidiary	Taxable REIT Subsidiary
	Investment Portfolio	Investment Portfolio	Mortgage Banking	Servicing Operations	Eliminations	Total
	(in thousands)
Revenues:
Interest income	$677	$40,632	$49,637	$—	$—	$90,946
Interest expense	(354)	(15,288)	(17,224)	(161)	—	(33,027)

Net interest income (expense)	323	25,344	32,413	(161)	—	57,919
Provision for loan losses on loans held for investment	(3,049)	(4,027)	—	—	(546)	(7,622)

Net interest (expense) income after provision for loan losses	(2,726)	21,317	32,413	(161)	(546)	50,297

Other operating income:
Gain (loss) on sale of loans, net	—	—	95,340	—	(10,830)	84,510
Servicing income (expense) net	—	344	(253)	911	—	1,002
Mark-to-market (loss) gain—derivative instruments	(490)	(2,928)	1,575	—	—	(1,843)
Other operating (expense) income	—	(186)	159	—	—	(27)

Total other operating (expense) income	(490)	(2,770)	96,821	911	(10,830)	83,642

Total revenues	(3,216)	18,547	129,234	750	(11,376)	133,939
Operating expenses:
Total operating expenses	73	1	68,690	3,580	—	72,344

(Loss) income before provision for income taxes	$(3,289)	$18,546	$60,544	$(2,830)	$(11,376)	$61,595

	As of December 31, 2004
Mortgage loans held for sale, net	$—	$—	$340,612	$—	$(182,291)	$158,321
Mortgage loans held for investment, net	$1,037,087	$1,147,886	$—	$—	$167,322	$2,352,295

	For the Year Ended December 31, 2003
	REIT & Qualified REIT Subsidiary	Taxable REIT Subsidiary
	Investment Portfolio	Investment Portfolio	Mortgage Banking	Servicing Operations	Eliminations	Total
	(in thousands)
Revenues:
Interest income	$—	$—	$26,287	$—	$—	$26,287
Interest expense	—	—	(9,325)	(3)	—	(9,328)

Net interest income (expense)	—	—	16,962	(3)	—	16,959
Provision for loan losses on loans held for investment	—	—	—	—	—	—

Net interest income (expense) after provision for loan losses	—	—	16,962	(3)	—	16,959
Other operating income:
Gain on sale of loans, net	—	—	77,093	—	—	77,093
Servicing (expense) income, net	—	—	(158)	429	—	271
Other operating income	—	—	331	—	—	331

Total other operating income	—	—	77,266	429	—	77,695

Total revenues	—	—	94,228	426	—	94,654
Operating expenses:
Total operating expense	—	—	39,236	1,509	—	40,745

Income (loss) before provision for income taxes	$—	$—	$54,992	$(1,083)	$—	$53,909

	As of December 31, 2003
Mortgage loans held for sale, net	$—	$—	$488,198	$—	$—	$488,198
Mortgage loans held for investment, net	$—	$—	$—	$—	$—	$—

Liquidity and Capital Resources

We require significant cash requirements to finance our operations, fund the mortgage loans we originate and build our portfolio of mortgage loans held for investment. Our primary operating cash requirements include:

•	the funding of mortgage loans we originate prior to their securitization and sale;

•	premiums paid in connection with loans originated in our wholesale channel;

•	interest and principal payments on debt financings on loans held for investment;

•	interest and principal payments and liquidity requirements under our warehouse financing facilities;

•	advances in connection with our servicing portfolio;

•	over-collateralization requirements in connection with our securitizations;

•	costs in connection with our derivative and hedging transactions;

•	distribution of our earnings to maintain our qualification as a REIT; and

•	ongoing administrative, operating and tax expenses.

Our primary operating cash resources include:

•	borrowings under our warehouse financing facilities secured by mortgage loans held for sale and mortgage loans held for investment prior to securitization;

•	proceeds from debt issued to finance our loans held for investment;

•	principal and interest collected on loans held for sale and investment;

•	proceeds from the sale of mortgage loans; and

•	points and fees collected from the origination and servicing of loans.

Our liquidity strategy is to maintain sufficient and diversified warehouse financing facilities to finance our mortgage loan originations. Historically, we have repaid warehouse financing facilities with the cash proceeds from the sale of mortgage loans and proceeds from securitizations of our loans held for investment. Operating liquidity is generated from the premiums received from the sale of mortgage loans, net interest income from loans held for sale, and other revenues net of operating expenses. Capital expenditures required to finance our growth are also expected to be funded from net cash provided by operating activities. Our liquidity is also dependent in part upon our ability to securitize pools of our mortgage loans. Upon completion of our securitizations, we use the proceeds from the sale of mortgage-backed securities to reduce our borrowings under our warehouse financing facilities. As part of our current business strategy, we seek to maintain a leverage ratio ranging from 12 to 1 to 16 to 1. Factors that could affect our future ability to complete securitizations include the experience and ability of our management team, conditions in the mortgage-backed securities market, the performance of our portfolio of securitized loans and our ability to obtain credit enhancements on our mortgage-backed securities.

Warehouse Financing Facilities

The majority of our warehouse financing facilities are committed lines, meaning the lender is obligated to fund up to the committed amount, subject to our meeting financial and other covenants. Certain of our warehouse financing facilities are uncommitted, meaning the lender may fund the uncommitted amount at its discretion. All of our current warehouse financing facilities also contain a sub-limit for “wet” funding, which is the funding of loans for which the collateral custodian has not yet received the related loan documents. Additionally, our current warehouse financing facilities also contain sub-limits for particular product types, collateral types, delinquency, aging, and other limitations. Our warehouse financing facilities mature between June 2006 and March 2007, and are secured by the loans we originate. We expect to renew and extend the maturity of our warehouse financing facilities in the ordinary course of business. Our warehouse financing facilities bear interest at a spread over one month LIBOR. The weighted average interest rates, including commitment fees, on the combined warehouse financing facilities were 5.61% at March 31, 2006 and 5.19%, 3.30%, and 2.55% at December 31, 2005, 2004 and 2003, respectively. The following is a summary as of March 31, 2006 of our current lenders:

	As of March 31, 2006			Amount Outstanding
Warehouse Financing Facilities(1)	Committed Amount	Uncommitted Amount	Total Facility Amount	March 31, 2006	December 31,
					2005	2004
	(in thousands)
$350 million facility, expired March 2006	$64,788	$—	$—	$64,788	$262,237	$249,285
$250 million facility, expires March 2007	100,000	150,000	250,000	38,712	187,810	225,276
$300 million facility, expires August 2006	300,000	—	300,000	94,726	188,384	263,527
$250 million facility, expired November 2005	—	—	—	—	—	196,330
$300 million facility, expires May 2006(2)	300,000	—	300,000	196,583	239,719	198,458
$350 million facility, expires December 2006	140,000	210,000	350,000	182,538	167,841	—
$250 million facility, expires August 2006	250,000	—	250,000	23,643	163,225	210,895

	$1,154,788	$360,000	$1,450,000	$600,990	$1,209,216	$1,343,771

(1)	On April 28, 2006, we entered into a new committed warehouse financing facility with an investment bank for up to a maximum of $500 million. This warehouse financing facility will expire in October 2006 unless renewed. On June 19, 2006, we entered into a new committed warehouse financing facility with a bank for up to a maximum of $500 million. This warehouse financing facility will expire in June 2007 unless renewed.
(2)	Line renewed for $300 million through June 2006.

Our warehouse financing facilities are currently obligations of PCHLI and PCFI, guaranteed in some circumstances by PCFC. Our warehouse financing facilities are subject to margin calls based on the lender’s opinion of the value of our loan collateral. Each of our warehouse financing facilities provides the lender with the right to reevaluate the loan collateral that secures our outstanding borrowings at any time. In the event the lender determines that the value of the loan collateral has decreased, it has the right to initiate a margin call. A margin call would require us to provide the lender with additional collateral or to repay a portion of the outstanding borrowings.

Our warehouse financing facilities currently contain customary covenants for warehouse financing facilities, including restrictions on PCFI’s and PCHLI’s ability to:

•	conduct transactions with affiliates;

•	engage in mergers, acquisitions and asset sales;

•	alter the business it conducts;

•	declare dividends, or redeem or repurchase capital stock; and

•	incur or guaranty additional indebtedness.

Our warehouse financing facilities also contain financial covenants, including:

•	minimum tangible net worth;

•	minimum amounts of cash and cash equivalents;

•	maximum leverage ratios;

•	minimum levels of net income; and

•	minimum aggregate committed amounts under our warehouse financing facilities.

We were in compliance with all the terms of our warehouse financing facilities as of March 31, 2006. We were not in compliance with one of the financial covenants in two of our facilities due to our net loss during the fourth quarter of 2005. In March 2006, we received waivers from our lenders for the one time breach of the financial covenants during the fourth quarter of 2005.

Events of default under our warehouse financing facilities include, but are not limited to, our:

•	failure to pay obligations when due;

•	breach of any representation or warranty contained in the loan documents;

•	covenant defaults;

•	events of bankruptcy;

•	cross-defaults to other indebtedness, including defaults on the notes;

•	the existence of certain environmental and ERISA claims or liabilities; and

•	a change of control of our company.

If we fail to comply with any of these or other covenants, or otherwise default under any warehouse financing facility, the lender has the right to terminate the facility and require immediate repayment of the outstanding debt, which may require us to sell the mortgage collateral at less than favorable terms. In addition, a default under one facility would trigger a default under the other facilities.

Securitizations Structured as Financing

We did not complete any securitizations during the three months ended March 31, 2006; however, during the years ended December 31, 2005 and 2004, we completed two and four securitizations structured as financings, respectively, resulting in the recording of loans held for investment as an asset and the financings on loans held as mortgage-backed securities. Some of the mortgage-backed securities that we issue to finance our loans held for investment portfolio require, in the early years after issuance of the mortgage-backed securities, that any excess cash flow from the mortgages (after payments required to be made to the senior securities and to the servicer) be retained in an issuing trust to build over-collateralization to support the senior securities. Accordingly, we may receive little or no cash as the owner of the loans during the initial period.

For the years ended December 31, 2005 and 2004, we issued mortgage-backed securities totaling $4.3 billion and $1.3 billion, respectively. The proceeds from the issuance of the mortgage-backed securities were used to reduce our borrowings that existed on our warehouse financing facilities to finance the mortgage loans prior to securitization. Our ability to complete securitizations in the future includes the experience and ability of our management team, conditions in the mortgage-backed securities market, the performance of our portfolio of securitized loans and our ability to obtain credit enhancements on our mortgage-backed securities. Subject to these uncertainties, and assuming that we will be able to successfully execute our liquidity strategy, we anticipate that we will periodically complete securitizations in the future in order to continue to build and maintain our loans held for investment portfolio. Our loans held for investment portfolio is the primary source of income of PCFI, our qualified REIT subsidiary, which enables us to pay qualified dividends as long as we maintain our qualification as a REIT under the requirements of the Internal Revenue Code.

Proceeds from Sale of Mortgage Loans

Our ability to sell mortgage loans we originate in the secondary market to third party investors is necessary to generate cash proceeds to pay down our warehouse financing facilities and fund mortgage loan originations as well as maintain our desired leverage ratio. Our ability to sell mortgage loans to third party investors on acceptable terms is essential for the continuation of our mortgage loan originations. The premiums we are paid from the sale of mortgage loans to third party investors is affected by, among other things, loan characteristics and market conditions at the time of the loan sales.

During the three months ended March 31, 2006 and 2005, we sold $1.6 billion and $161.2 million, respectively, of mortgage loans to third party investors for cash. The increase in mortgage loans sold to third party investors during the three months ended March 31, 2006 was primarily due to our strategy of maintaining a leverage ratio in the range of 12 to 1 to 16 to 1. A significant amount of the loans we originated in the three months ended March 31, 2005 was included in the securitization that was completed in the second quarter of 2005.

During the years ended December 31, 2005 and 2004, we sold $1.3 billion and $2.9 billion, respectively, of mortgage loans to third party investors for cash. The decline in mortgage loan sales to third party investors during the year ended December 31, 2005 was primarily due to the strategy in 2005 to build our loans held for investment portfolio from the origination of loans included in the four securitizations that were completed in 2005, as compared the two securitizations that were completed for the year ended December 31, 2004.

During the years ended December 2004 and 2003, we sold $2.9 billion and $2.7 billion, respectively, of mortgage loans to third party investors for cash. The decline in mortgage loan sales to third party investors during the year ended December 31, 2004 was primarily due to the strategy in 2004 to build our loans held for investment portfolio from the origination of loans included in the two securitizations that were completed in 2004. In 2003, our primary source of operating capital and liquidity was from the sale of mortgage loans to third party investors for cash.

Proceeds from Issuance of Equity Securities

As part of the merger agreement and formation transactions that took place on December 28, 2004, we conducted a common stock offering whereby we sold 35,318,410 shares of common stock at $10.00 per share, less an initial purchaser’s discount, advisor fees and other offering expenses, for net proceeds of $325.2 million. As a result of the merger, all of the outstanding shares of convertible preferred stock of PCHLI were redeemed for $3.5 million. In accordance with the merger agreement, each share of common stock of PCHLI was exchanged for 271,067 shares of common stock. Furthermore, as a result of the merger, we were obligated to pay a common stock cash dividend in an amount equal to the amount, if any, by which PCHLI’s total stockholders’ equity, including convertible preferred stock, on the date immediately prior to the offering exceeded PCHLI’s total stockholders’ equity, including convertible preferred stock, on September 30, 2004. The dividend totaled $15.2 million and was accrued as a dividend payable and a reduction to retained earnings on PCFC’s consolidated balance sheet at December 31, 2004. In March 2005, the dividend was paid in full by PCHLI, using PCHLI funds.

Cash Flows

Cash and cash equivalents totaled $70.6 million, $86.6 million and $365.1 million at March 31, 2006 and December 31, 2005 and 2004, respectively. We may periodically fund loans with our operating cash after warehouse lender funding deadlines. Mortgage loans funded from our cash are subsequently funded on warehouse lines, and the cash is returned to us by the warehouse lenders the following business day. For the three months ended March 31, 2006 and for the year ended December 31, 2005, we had a net decrease in cash and cash equivalents of $16.0 million and $278.4 million, respectively. For the years ended December 31, 2004 and 2003, we had net increases in cash and cash equivalents of $346.2 million and $1.2 million, respectively.

During the three months ended March 31, 2006, net cash provided by operating activities totaled $611.2 million. During the three months ended March 31, 2005, net cash used in operating activities totaled $1.3 billion. During the years ended December 31, 2005 and 2004, net cash used in operating activities totaled $4.3 billion and $2.1 billion, respectively. During the year ended December 31, 2003, net cash used in operating activities totaled $254.5 million. The level of cash flows used in operating activities is primarily affected by the timing and amounts of loan originations, loan securitizations, loan sales and collections, gain on sale of loans, and the payment of operating and interest expenses. Cash flows from operating activities, as presented in our consolidated statements of cash flows, exclude the net proceeds from our warehouse financing facilities and mortgage-backed securities, which are used to support the increase in loan originations and pay down balances under our credit facilities. Net proceeds from warehouse financing facilities and mortgage-backed securities are presented in our consolidated statements of cash flows as separate components of financing activities.

During the three months ended March 31, 2006 and 2005, net cash provided by investing activities totaled $427.3 million and $131.0 million, respectively. For the years ended December 31, 2005 and 2004, net cash provided by investing activities totaled $1.3 billion and $112.0 million, respectively. For the year ended December 31, 2003, net cash used in investing activities totaled $7.4 million. During the three months ended March 31, 2006 and the years ended December 31, 2005 and 2004, cash flows used in investing activities represented the change in restricted cash, proceeds from principal payments on our held-for-investment portfolio, and purchases of office furniture, office and computer equipment, leasehold improvements and other capital expenditures related to the growth in operations, including the expansion of existing offices and the addition of new offices. Prior to 2004, there was no held-for-investment portfolio.

For the three months ended March 31, 2006, net cash used in financing activities totaled $1.1 billion. For the three months ended March 31, 2005, net cash provided by financing activities totaled $843.8 million. For the years ended December 31, 2005, 2004 and 2003, net cash provided by financing activities totaled $2.7 billion, $2.4 billion and $263.2 million, respectively. Cash flows provided by financing activities primarily relate to an increase in borrowings from warehouse financing facilities, reflecting the increase in loan originations. Additionally, during the three months ended March 31, 2006 and years ended December 31, 2005 and 2004, net proceeds from issuance of mortgage-backed securities were used to pay off warehouse financing facilities and provide long-term financing for mortgage loans held for investment. Also, in December 2004, there was a private common stock offering that took place in conjunction with our formation transactions and reorganization under PCFC. In connection with our 144A Offering, PCFC common stock was issued, certain employee stock options were exercised, warrants to purchase shares of common stock were exercised, and all of the outstanding shares of preferred stock were redeemed. The net proceeds from our 144A Offering totaled $325.2 million. For additional information regarding our 144A Offering, please read the consolidated financial statements and related notes found elsewhere in this prospectus.

Contractual Obligations

The following table sets forth the timing of payment requirements related to our contractual obligations as of March 31, 2006 and December 31, 2005:

Maturities Due by Period	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
As of March 31, 2006:
Warehouse financing facilities(1)	$600,990	$600,990	$—	$—	$—
Mortgage-backed securities debt(2)	3,733,566	1,678,125	1,572,878	330,221	152,342
Operating leases	19,064	4,741	10,537	3,786	—

Total commitments	$4,353,620	$2,283,856	$1,583,415	$334,007	$152,342

As of December 31, 2005:
Warehouse financing facilities(1)	$1,209,216	$1,209,216	$—	$—	$—
Mortgage-backed securities debt(2)	4,160,704	1,709,367	1,948,177	402,200	100,960
Operating leases	16,741	4,469	8,160	4,112	—

Total commitments	$5,386,661	$2,923,052	$1,956,337	$406,312	$100,960

(1)	This amount includes the principal amount of borrowings.
(2)	This amount includes the principal payments on our mortgage-backed debt securities based on an estimate of the expected cash flows to be received from the underlying collateral.

We also had commitments to fund loans of approximately $507.3 million and $376.6 million at March 31, 2006 and December 31, 2005, respectively. These commitments do not necessarily represent future cash requirements, as some of the commitments may expire without being drawn upon or be subsequently declined for credit or other reasons. These commitments involve, to varying degrees, elements of interest rate risk and credit risk in excess of the amount recognized in the statement of financial position. The credit risk is mitigated by our evaluation of the creditworthiness of potential mortgage loan borrowers on a case-by-case basis. We quote interest rates to potential borrowers; however, we do not guarantee interest rates when an application is received. Although we generally honor such interest rate quotes, the quotes do not constitute interest rate locks, minimizing our potential interest rate risk exposure during the origination period.

Commitments to sell loans generally have fixed expiration dates or other termination clauses and may require payment of a commitment or a non-delivery fee. We had commitments to sell mortgage loans to third party investors of approximately $91.1 million at March 31, 2006 and $475.0 million at December 31, 2005.

Off-Balance Sheet Arrangements

As of March 31, 2006 we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

REIT Taxable Income

To maintain our status as a REIT, we will be required to distribute at least 90% of our REIT taxable income each year to our shareholders. Federal tax rules calculate REIT taxable income in a manner that, in certain respects, differs from the calculation of consolidated net income pursuant to GAAP. Our consolidated GAAP net income will differ from our REIT taxable income primarily for the following reasons:

•	provision for loan loss expense recognized for GAAP purposes is based upon our estimate of probable loan losses inherent in our current portfolio of loans held for investment, for which we have not yet recorded a charge-off (tax accounting rules allow a deduction for loan losses only in the period when a charge-off occurs);

•	deferred compensation amortization expense recognized for GAAP purposes may not yet be deductible for tax accounting purposes;

•	mark-to-market valuation changes to our derivatives recognized for GAAP purposes are not recognized for tax accounting purposes;

•	differences between GAAP and tax methodologies for capitalization and amortization of origination costs and bond premium; and

•	income of a taxable REIT subsidiary is included in the REIT’s earnings for consolidated GAAP purposes as earned; but a REIT does not recognize income of a taxable REIT subsidiary for purposes of calculating REIT taxable income until the taxable REIT subsidiary pays a dividend to the REIT.

REIT taxable income is a non-GAAP financial measure within the meaning of Regulation G promulgated by the SEC. We believe that the presentation of REIT taxable income provides useful information to investors regarding the estimated annual distributions to our investors. The presentation of REIT taxable income is not meant to be considered in isolation or as a substitute for financial results prepared in accordance with GAAP.

The following table is a reconciliation of GAAP net income to estimated REIT taxable net income for the three months ended March 31, 2006 and 2005, and for the year ended December 31, 2005:

	For the Three Months Ended March 31, 2006(1)	For the Three Months Ended March 31, 2005(1)	For the Year Ended December 31, 2005(1)
	(in thousands)
Consolidated GAAP pre-tax net income	$10,313	$18,952	$4,486
Taxable REIT subsidiary book adjustments to reconcile to REIT book income:
Taxable REIT subsidiary pre-tax book loss (gain) before inter-company gain	12,635	(15,226)	26,113
Intercompany (gain) loss elimination	(938)	20,100	59,809

Taxable REIT subsidiary pre-tax book loss	11,697	4,874	85,922
Variance in amortization of net origination cost	(7,470)	(999)	(21,231)

Total book adjustments	4,227	3,875	64,691

REIT pre-tax book income	14,540	22,827	69,177

Tax adjustments:
Provision for loan losses in excess of actual charge-offs	3,148	3,635	23,302
Deferred compensation amortization (stock options)	10	208	410
Stock options / restricted stock expense	130	—	—
Mark-to-market gain on derivative instruments	(10,793)	(14,655)	(31,022)
Amortization of deferred hedging gain	605	—	584
Net other tax adjustments	(125)	—	(327)

Total tax adjustments	(7,025)	(10,812)	(7,053)

Estimated REIT taxable income for the three months ended March 31, 2006 and 2005, and for the year ended December 31, 2005(1)(2)	$7,515	$12,015	$62,124 (3)

(1)	REIT taxable income for the three months ended March 31, 2006 and 2005, and for the year ended December 31, 2005, is an estimate only, and is subject to change until we file the 2005 REIT federal tax return.
(2)	Estimated REIT taxable income, plus net spread on 2004-1 and 2004-2 securitizations included in PCHLI, for the three months ended March 31, 2006 and 2005, and for the year ended December 31, 2005 is $10,780, $18,742, and $81,911, respectively.
(3)	Does not include 2005 taxable PCHLI dividend in the amount of $19,000, which combined with $62,124 (above) totaled $81,124 of estimated REIT taxable income for the year ended December 31, 2005.

Impact of New Accounting Standards

In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revision of SFAS No. 123, Accounting for Stock-Based Compensation, which also supersedes APB 25, Accounting for Stock Issued to Employees (“SFAS No. 123R”). The revised standard eliminates the alternative to use Opinion 25’s intrinsic value method of accounting and eliminates the disclosure only provisions of SFAS No. 123. The revised standard applies to all awards granted after December 31, 2005 and requires the recognition of compensation expense in the financial statements for all share-based payment transactions subsequent to that date. The revised standard also requires the prospective recognition of compensation expense in the financial statements for all unvested options after January 1, 2006. We adopted SFAS No. 123R on January 1, 2006. During the three months ended March 31, 2006, the company recorded $130,000 of stock-based compensation in the consolidated statements of income.

In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (“SFAS No. 154”), Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 applies to all voluntary changes in accounting principle. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 replaces APB Opinion 20 and requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The company adopted SFAS No. 154 on January 1, 2006. The adoption of SFAS No. 154 had no impact on the company’s financial statements.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 (“SFAS No. 155”), Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140. SFAS No. 155 permits fair value measurement for certain hybrid instruments, clarifies which interest-only and principal-only strips are subject to SFAS No. 133, clarifies and establishes requirements related to embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on QSPEs holding certain derivative financial instruments. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. The Company has not yet determined the impact SFAS No. 155 will have on its financial statements.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (“SFAS No. 156”), Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140. SFAS No. 156 requires companies to record a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset from (i) the transfer of financial assets that meet the requirements for sale accounting, (ii) a transfer of financial assets to a QSPE in a guaranteed mortgage securitization in which the transferor retains the securities and accounts for them as available-for-sale or trading, or (iii) an acquisition or assumption of an obligation to service financial assets that does not relate to financial assets of the servicer or its affiliates. In addition, SFAS No. 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS No. 156 is effective for fiscal years beginning after September 15, 2006. We have not yet determined the impact SFAS No. 156 will have on our financial statements.

Effect of Inflation

Inflation affects us most significantly in the effect it has on interest rates and real estate values. Inflation has been relatively low for the past three years which has supported relatively low interest rates and significant demand for the mortgage loans we originate. To the extent inflation increases in the future, interest rates will also likely rise, which would likely reduce the number of mortgage loans we originate and impact real estate values. A reduction in the number of loans we originate, resulting from increased inflation, could adversely affect our future results of operations. A reduction in real estate values resulting from increases in interest rates may impact the underlying collateral of our loans held for investment and increase our loss exposure in the event borrowers default on their loans. However, inflation of real estate values increases the equity homeowners have in their homes and would likely increase the volume of refinancing loans we originate, as borrowers draw down on the increased equity in their homes. We believe that real estate inflation will improve the performance of the loans we have originated in the past, reducing delinquencies and defaults, as borrowers protect or use the equity in their homes.

Quantitative and Qualitative Disclosures About Market Risk

Market risks generally represent the risk of loss that may result from the potential change in the value of a financial instrument, due to fluctuations in interest and foreign exchange rates and in equity and commodity prices. Our market risk relates primarily to interest rate fluctuations. We may be directly affected by the level of and fluctuations in interest rates, which affects the spread between the rate of interest received on our mortgage loans and the related financing rate of our indebtedness. Our profitability could be adversely affected during any period of unexpected or rapid changes in interest rates, by impacting the value of loans held for sale and loans held for investment. A significant change in interest rates could also change the level of loan prepayments, thereby adversely affecting our long-term net interest income. As a result of our current business strategy, we hold a substantial portion of our mortgage loans through the time of their maturity or prepayment. This exposes us to increased interest rate risk.

The objective in managing interest rate risk is to monitor and assess the potential risk associated with changes in interest rates and their impact on our business. If necessary, we can attempt to mitigate such risk through effective interest rate management tools that are considered hedges, such as financial futures, forwards and options, and interest rate swaps and caps. However, we may be unsuccessful in adequately offsetting all of the risks associated with our loan portfolio. In the past, we attempted to reduce our exposure to interest rate risk for loan production through the use of forward sales commitments. Pursuant to our forward sales commitments, in exchange for a fixed price, we commit to deliver loans with a set of characteristics, including a weighted average interest rate, that are locked in for the term of the applicable commitment. Therefore, during this commitment period, any market movement in interest rates has no effect on the price we receive for loans delivered to the forward sale transaction, assuming the agreed upon set of characteristics is met. These forward sales commitments are typically sized to cover one to three months of loan production and are committed and priced before most of the loans are originated. By committing to a forward sale, prior to origination of the loans and through the price protection features in the commitment, we effectively hedge our interest rate risk with respect to loans held for sale.

In connection with our strategy to mitigate interest rate risk on our loans held for investment, we use derivative financial instruments, such as interest rate cap contracts and interest rate swaps. It is not our policy to use derivatives to speculate on interest rates. These derivative instruments have an active secondary market and are intended to provide income and cash flow to offset potential reduced net interest income and cash flow under certain interest rate environments. For derivative financial instruments not designated as hedge instruments under SFAS No. 133, realized and unrealized changes in fair value are recognized in the consolidated statements of operations in the period in which the changes occur or when such instruments are settled.

Interest Rate Simulation Sensitivity Analysis

Changes in market interest rates affect our estimations of the fair value of our mortgage loans held for sale and our derivative instruments, used to manage the interest rate risk associated with our loans held for sale and loans held for investment portfolios. The following table summarizes the sensitivity analysis of change in the fair value of our mortgage loans held for sale and derivative instruments as of March 31, 2006 and December 31, 2005 and 2004. The base or current interest rate curve is adjusted by the levels shown below:

	+50 Basis Points	+100 Basis Points	-50 Basis Points	-100 Basis Points
	(in thousands)
As of March 31, 2006
Change in fair value of mortgage loans held for sale	$(5,187.1)	$(10,374.2)	$4,538.7	$9,077.4
Change in fair value of derivative instruments	27,468.5	54,559.9	(27,113.8)	(54,145.8)

As of December 31, 2005
Change in fair value of mortgage loans held for sale	$(2,784.1)	$(5,568.2)	$2,436.1	$4,872.2
Change in fair value of derivative instruments	32,916.6	64,810.0	(31,830.4)	(63,647.3)

As of December 31, 2004
Change in fair value of mortgage loans held for sale	$(1,638.9)	$(3,277.8)	$1,092.6	$2,185.2
Change in fair value of derivative instruments	13,113.0	25,613.0	(13,585.8)	(27,299.6)

BUSINESS

Overview

People’s Choice Financial Corporation, a Maryland corporation, is a residential mortgage banking company that originates, sells, securitizes and services primarily single-family, non-prime, residential mortgage loans. We retain a substantial portion of the mortgage loans we originate in order to maintain a leveraged investment portfolio that we finance on a long-term basis by issuing mortgage-backed securities. We believe that self-originating the mortgage loans we retain allows us to accumulate mortgage loans at a lower cost than would be available through secondary market purchases. We are currently sub-servicing the loans we have recently securitized by acting under a named servicer, and we expect to continue to sub-service those loans for their full term. In order to act as a named servicer rather than as a sub-servicer of loans, we need to obtain servicer ratings from the primary rating agencies. We received an initial servicer rating from Standard & Poor’s Ratings Services and Moody’s Investor Services is currently reviewing our application for an additional servicer rating. Once we receive our ratings, we will evaluate whether we can further enhance the economic value of our securitized portfolio of mortgage loans by acting as the named servicer for those loans rather than as a sub-servicer.

We originate our mortgage loans through our wholesale and retail channels. Through these channels, we originated mortgage loans in an aggregate principal amount of approximately $975.3 million for the three months ended March 31, 2006 and approximately $5.7 billion for the year ended December 31, 2005. We operate our wholesale origination channel through 19 branch offices and our headquarters and uses a network of approximately 12,000 approved independent mortgage brokers in 44 states. Through our wholesale origination channel, we generated approximately 77.0% of our total mortgage loan originations for the three months ended March 31, 2006 and approximately 81.2% of our total mortgage loan originations for the year ended December 31, 2006. We believe that our sales force has established strong relationships with many of the leading non-prime mortgage loan brokers throughout the country. We operate our retail loan origination channel in 41 states through a network of seven branches located in five states. Through our retail loan origination channel, we generated approximately 23.0% of our total mortgage loan originations for the three months ended March 31, 2006. We expect to continue to expand each channel, by focusing on growing our wholesale channel and by making strategic investments in the growth of our retail channel as attractive opportunities arise. As we grow our origination channels, we are also implementing a disciplined geographic expansion strategy that is diversifying our loan production throughout the United States.

We focus on the single-family, non-prime, residential mortgage lending market, a large and growing sector that we believe represents one of the most attractive opportunities in the residential mortgage industry. The non-prime mortgages we focus on do not meet all of the credit and documentation requirements necessary to be eligible for sale to Fannie Mae or Freddie Mac. We are continuously monitoring the economic environment in which we operate and we have recently made the strategic decision to tighten our underwriting guidelines and increase the average credit quality of our borrowers. We created new loan programs that have increased the weighted average credit score of our borrowers and we continue to monitor the percentage of our high risk loan products. Our weighted average credit score has increased from 614 for the month of December 2005 to 633 for the month of March 2006 and we increased the interest rate on the loans we originate from 8.08% for the month of December 2005 to 8.24% for the month of March 2006.

The non-prime mortgage origination volume historically has been more stable than the prime origination volume, as it is generally comprised of home purchases and cash-out refinancings, which we believe have caused this market segment to be less sensitive to interest rate fluctuations than rate and term refinancings. Approximately 96.6% and 96.4% of our mortgage loans for the three months ended March 31, 2006, and for the year ended December 31, 2005, respectively, were used for home purchases or cash-out refinancings.

Our mortgage loan origination business utilizes an underwriting process consisting of automated systems and underwriting guidelines that we believe provides a high level of service to our borrowers and our mortgage-broker customer base. Our underwriting process takes into account the financial condition of the loan applicant, the loan terms sought by the applicant, the value of the property offered as collateral to secure the loan and other relevant factors, thereby helping us to limit losses and derive proper risk-based pricing to account for the higher credit risk associated with non-prime mortgage loans. This technology-based process allows us to structure our products to meet the current needs of both our customers and the secondary market.

All of our loans are processed through our automated systems, ensuring that a complete set of data is objectively considered in the credit approval process. Once a credit grade has been established by means of our automated systems, we will only make underwriting exceptions if there are strong compensating factors. These exceptions are monitored daily by our senior management. Credit grade exceptions have been typically limited to variations from maximum or minimum loan amount, loan-to-value ratios and debt-to-income ratios allowed under a specific loan program. Through our automated systems and underwriting guidelines, we seek to limit losses and derive proper risk-based pricing and maintain compliance with national, state and local regulatory laws and lending guidelines.

Historically, our business strategy relied primarily on our ability to originate mortgage loans and sell those loans in the secondary mortgage market at prices that resulted in a competitive operating margin. We typically serviced these loans on an interim basis from the origination date to approximately 90 days after the sale to third parties. As a result of this strategy, gain on sale of mortgage loans historically was our largest component of revenues. While we continue to sell mortgage loans we originate on a servicing released basis in the secondary market, on December 28, 2004, we completed our 144A Offering and began to implement our current business strategy. Our current strategy includes retaining a substantial portion of our mortgage loans that we originate in our investment portfolio, financed on a long-term basis by issuing mortgage-backed securities, in order to realize the full economic value of these loans held for investment over the life of the loan. Accordingly, net interest income generated by our investment portfolio of loans has become the largest single component of our revenue. We believe our current strategy provides us with a more diversified earnings stream in a tax-efficient manner while allowing us to continue to operate a growing mortgage origination franchise. As part of our current business strategy, which includes retaining and servicing a substantial portion of the mortgage loans we originate, we seek to maintain a leverage ratio in the range of approximately 12 to 1 to 16 to 1. As a result, the portion of mortgage loans we originate and sell on a servicing released basis in the secondary market varies at times. Outside of our loan sales and proceeds from our securitizations, we primarily finance our loan originations through warehouse lines of credit and we are continuously seeking ways to decrease our costs of borrowings.

We elected to be taxed as a real estate investment trust, or REIT, for federal income tax purposes upon the filing of our federal tax return for our taxable year ended December 31, 2004. As a REIT, we generally are not subject to federal corporate taxes on income produced by our investment portfolio or other REIT taxable income to the extent we currently distribute that income to our stockholders. Our REIT structure allows us the flexibility to originate, sell and securitize mortgage loans through our taxable REIT subsidiary to provide for future growth in our capital base and operations. Our taxable REIT subsidiary is subject to federal, state and local corporate taxes on its income.

Our subsidiary, PCFI, was formed as a Delaware corporation in May 2004 and holds our investment portfolio and operates as a qualified REIT subsidiary. In order to meet some of the requirements for us to qualify as a REIT, PCHLI operates as a taxable REIT subsidiary and originates, funds and sells substantially all of our held-for-sale loans, as well as conducts various origination and servicing functions with respect to the loans we retain in our investment portfolio. PCHLI also services on an interim basis the mortgage loans held for sale in PCHLI and acts as a sub-servicer through a named servicer for the securitizations conducted through PCFI or PCHLI.

We are currently in the process of obtaining the necessary licenses so that PCFI will be able to fund, hold and originate mortgage loans in nearly all of the states in which PCHLI is currently licensed to fund, hold and originate mortgage loans. Until such time as PCFI is fully licensed to fund, hold and originate mortgage loans in all of the states in which PCHLI is licensed to originate mortgage loans, we expect that substantially all of our mortgage loans will continue to be sourced, underwritten and processed by PCHLI, including those that will be held in our investment portfolio. PCFI will continue to either fund or purchase from PCHLI the mortgage loans that we intend to hold in our investment portfolio and will pay PCHLI a fee for the origination, processing and servicing functions provided by PCHLI. If PCFI becomes fully licensed to fund, hold and originate mortgage loans in each of the states in which PCHLI is licensed, then PCFI could originate and fund substantially all of the mortgage loans that we intend to retain in our investment portfolio and is generally not expected to fund loans originated by PCHLI. See “—Licensing” and “Our Structure and Formation Transactions; 144A Offering.”

We intend to fund and finance our mortgage loans on a short-term basis through our warehouse lines of credit, reverse repurchase facilities and other similar financing sources. The mortgage loans that we intend to hold in our investment portfolio will be financed on a long-term basis with mortgage-backed securities.

Federal income tax law requires that a REIT distribute to its stockholders annually at least 90% of its REIT taxable income, excluding the retained earnings of any taxable REIT subsidiary it owns, but including distributions that are paid by the taxable REIT subsidiary to the REIT. In connection with these requirements, we intend to make regular quarterly distributions of all or substantially all of our REIT taxable income to holders of our common stock. We anticipate that PCHLI will retain some or all of the income it generates, net of any tax liability it incurs on that income, and may, from time to time, distribute a portion of its earnings to us, depending on, among other factors, then current market conditions and our reinvestment opportunities. Any dividends paid by PCHLI will increase the amount that we are required to distribute to our stockholders. Any distributions we make in the future will be at the discretion of our board of directors and will depend upon, among other things, our actual results of operations.

Our Market Opportunity

The residential mortgage market is the largest consumer finance market in the United States. According to the Mortgage Bankers Association of America, or the MBA, lenders in the United States originated approximately $2.78 trillion of single-family mortgage loans in 2005 and $2.65 trillion of single family mortgage loans in 2004. MBA is predicting originations of approximately $2.24 trillion in 2006. The residential mortgage market can generally be bifurcated into conforming and non-conforming mortgage loans. Conforming mortgage loans are those mortgage loans that are eligible for sale to Fannie Mae or Freddie Mac, based on established size and credit characteristics. Non-conforming mortgage loans are those mortgage loans generally not eligible for sale to Fannie Mae or Freddie Mac due to their size, credit characteristics and/or documentation. Our loan production focuses on the non-prime mortgage segment of the non-conforming market, which consists of loans that generally do not satisfy the credit characteristics of the conforming market.

According to Inside B&C Lending, non-prime mortgage market volume was approximately $665 billion in 2005 and $530 billion in 2004, which represented approximately 21.3% and 18.2% respectively, of the overall residential mortgage market. Inside B&C Lending reports that the non-prime mortgage market has grown from approximately $65 billion in 1995 to $665 billion in 2005, representing a 26.2% compounded annual growth rate, while the overall single-family residential mortgage market has grown from $639 billion in 1995 to $3.12 trillion in 2005, representing a smaller compounded annual growth rate of 17.2%, according to the Inside B&C Lending.

In addition to faster growth, we believe the non-prime mortgage loan origination market has historically focused on home purchases and cash-out refinancings, rather than interest rate driven refinancings, which has caused this market segment to be less interest rate sensitive, and therefore less volatile, than the prime mortgage loan origination market. Additionally, Inside B&C Lending reports that prime mortgage loan originations increased 6.8% from the year ended December 31, 2004 to the year ended December 31, 2005. During the same period, Inside B&C Lending reports that non-prime residential mortgage loan origination volume increased by over 25.5%.

Our Operating Strategy

We intend to execute our current strategy by:

Increasing Our Mortgage Loan Originations and Geographic Expansion

We plan to grow our wholesale mortgage loan originations by continuing our expansion throughout the United States, retaining additional account executives, and increasing production through direct mail, tradeshows and more person-to-person contact. Additionally, we plan to grow both our wholesale and retail loan origination channels throughout the United States by making strategic investments as attractive opportunities arise.

Approximately 27.5% and 20.1% of the principal amount of the mortgage loans we originated in the three months ended March 31, 2006 were loans secured by properties located in California and Florida, respectively and in the year ended December 31, 2005, approximately 45.7% and 16.6% of the principal amount of the mortgage loans we originated were loans secured by properties located in California and Florida, respectively. We are continuing the process of implementing a disciplined, phased-approach, geographic expansion strategy to diversify our mortgage loan originations outside of California and throughout the United States. We recently opened local production offices in the Northeast region of the country as part of our planned geographic expansion.

Increasing the Overall Weighted Average Credit Scores of our Loan Production and Decreasing our Percentage of Higher risk Loan Products

We have initiated a transformation of our underwriting guidelines and have changed or eliminated many of our loan programs that attracted borrowers with lower credit scores. We have aggressively sought to increase the weighted average credit scores of our loan production to improve the risk profile of our loan portfolios. We believe that generally the rate of appreciation of property values has slowed and, in some markets, property values have or may decline. We are continuously evaluating the market environment in which we operate and, in response to changing conditions, we have focused a significant amount of our management’s time and attention on tightening our underwriting guidelines and improving the credit quality of our borrowers. The weighted average credit score of our borrowers increased from 614 for the month of December 2005 to 633 for the month of March 2006.

Continuing to Operate with a Competitive Cost Structure and Improving Efficiencies

We intend to continue to operate with a competitive cost structure as an originator and servicer of single family, non-prime, residential mortgage loans. Our focus will remain on providing our brokers and borrowers with superior customer service while continuing to improve work flow efficiencies to further reduce our costs.

Maximizing our Net Interest Income by Increasing the Weighted Average Interest Rate of the Loans we Originate while Decreasing the Costs of Our Warehouse Lines of Credit

Net interest income generated by our investment portfolio of mortgage loans has become the largest component of our revenues. Consequently, we have sought to increase the weighted average interest rate of the loans we originate while decreasing the costs of our warehouse lines of credit. Outside of our loan sales and proceeds from our securitizations, we primarily finance our loan originations through warehouse lines of credit, and we are continuously seeking ways to decrease our costs of borrowings through the establishment of new facilities and negotiation of existing facilities. We increased the weighted average interest rate on the loans we originated from 8.08% for the month of December 2005 to 8.24% for the month of March 2006.

Reducing Interest Rate and Credit Risk

We actively manage the interest rate and credit risks related to holding an investment portfolio of mortgage-related assets in an effort to generate an attractive risk-adjusted return on our stockholders’ equity. Where appropriate, using short-term hedges, we seek to reduce our interest rate risk by focusing our investment portfolio primarily on adjustable-rate mortgages, or ARMs, and reducing durational risk by attempting to match-fund the duration of our assets and liabilities. We also actively monitor our investment portfolio to manage our credit exposure through early detection and management of potential delinquencies as well as tightened underwriting guidelines.

Continuing to Build and Retain an Investment Portfolio of Mortgage Loans

We maintain a leveraged investment portfolio of mortgages that we originate and we finance our investment portfolio on a long-term basis by issuing mortgage-backed securities. We expect to continue to sub-service or service the loans we retain in our investment portfolio in order to enhance the economic value of the portfolio. We seek to maintain a leverage ratio with respect to our investment portfolio in the range of approximately 12 to 1 to 16 to 1.

Expanding Our Servicing Platform

We intend to grow our servicing platform by increasing the number of loans we service as either a sub-servicer for a rated servicer or as a direct servicer upon receipt of servicer ratings from nationally recognized rating agencies. We are currently sub-servicing the loans we have recently securitized by acting under a named servicer, and we expect to continue to sub-service those loans for their full term. In order to act as a named servicer rather than as a sub-servicer of loans, we need to obtain servicer ratings from the primary rating agencies. We received an initial servicer rating from Standard & Poor’s Ratings Services and Moody’s Investor Services is currently reviewing our application for an additional servicer rating. Once we receive our ratings, we will evaluate whether we can further enhance the economic value of our securitized portfolio of mortgage loans by acting as the named servicer for those loans rather than as a sub-servicer.

Increasing Our Use of Technology

We are continuously seeking ways to introduce new technology and processes that utilize the Internet and offer our brokers an easy to use application that rapidly determines qualification and available loan products and that we believe will incent brokers to increase the number of loans they originate through our systems. We believe improvements in our technology will increase our ability to rapidly fund our loans and will lower the time our brokers need to spend per loan application by making our underwriting programs more accessible and user friendly. We started to implement imaging and data warehousing software to improve loan data accessibility and our ability to analyze key metrics and historical performance.

Our Strengths

Flexible, Competitive Cost Operating Structure

Our business process, combined with our technology and a corporate culture of prudent expense management, has resulted in what we believe is a competitive cost structure in the non-prime mortgage industry. Furthermore, we believe many of our costs can be adjusted in the short-term to respond to market fluctuations. We believe this allows us to maintain our profit margins even when market volume fluctuates. We have also designed our existing technological systems in a manner that we believe makes them highly scalable and able to handle future growth of more than two times the current business volume with limited additional investment. Additionally, given the high variable cost nature of our cost structure, our cost to originate loans is designed to be only marginally impacted by any potential downturn in volume.

Superior Customer Service

We strive for superior customer service. We believe we have distinguished ourselves as a high-quality service provider within our industry. For example, our account executives and managers are trained to always make themselves readily available to support our network of approximately 12,000 independent brokers. We mail initial truth-in-lending packages to each of our proposed mortgagors even though the requisite disclosures are already being made by the brokers and we are not required to do so. Furthermore, while we offer an easy-to-use online application process, we also demonstrate flexibility in gathering data during the application process by a willingness to accept paper filings. As a company, we strive to continue to develop new tools and policies to further improve service to our brokers and proposed mortgagors.

Our Own Origination Capability

We intend to continue to build our investment portfolio by relying on a strategy of originating loans through our subsidiaries as opposed to purchasing such loans in the secondary mortgage market. We believe this strategy allows us to accumulate mortgage loans at a lower cost and with greater reliability than would be available through secondary market purchases.

Quality Assurance

We use our quality assurance department to reduce the default risks in our loan products on both an individual loan and portfolio basis. Our quality assurance department reviews or re-underwrites up to 20% of all loans that we originate, typically within two months from the date of funding of the loan. The department’s activities extend to working closely with both our mortgage investors and our underwriters in supporting our mortgage investors’ due diligence review of pools of loans held for sale and our underwriters’ due diligence review of loans intended to be securitized. Up to 100% of the relevant portfolio may be examined in the course of such due diligence. Additionally, this department administers all pre-funding audit functions, including the investigation of loans suspected of containing questionable information and the auditing of loans submitted by brokers who have been placed on our watch list for potential material misrepresentation. Furthermore, it administers all post-closing audit functions, including a monthly audit on generally five percent of our loan production to verify loan quality in relation to our guidelines. We strive to continue to increase the quality of our mortgage loans and our underwriting process in part by further refining our quality assurance procedures.

Experienced Management Team

Our experienced management team has an average of approximately 20 years experience in consumer finance and mortgage lending.

Comprehensive Appraisal Review

We utilize advanced fraud detection software tools to assist us in the detection of appraisal fraud. If our advanced detection tools identify a certain level of risk that appraisal fraud may exist, we perform comprehensive in-house appraisal reviews for 100% of those properties securing the loans we underwrite. Our appraisal reviewers use advanced valuation and artificial intelligence technology to help us maintain a secure collateral base and appropriate loan-to-value ratios in our underwriting.

Operational Flexibility

Our structure and business strategy provides us with the flexibility to both securitize a substantial portion of our mortgage loan originations for our investment portfolio and sell the balance for cash. We believe that this flexibility allows us to provide a broader product offering, better manage our cash flows and respond to the secondary market environment, thus enhancing the return on our stockholders’ equity.

Strong Institutional Relationships

We believe we have developed strong relationships with a variety of institutional loan buyers who regularly bid on and/or buy large loan pools from us. In addition, we believe that we have developed strong relationships with a variety of institutional lenders who either do, or have the capacity in the future to, finance our operations.

Use of Technology

We believe we have a robust mortgage production technology platform, supported by a staff of skilled employees. Our brokers are aided by our customer portal, www.flexqual.com (the information on which does not constitute a part of this prospectus), that allows them to easily submit loans to be underwritten by our automated systems that comprise part of our underwriting process and receive rapid responses as to qualification and available mortgage products. The sales teams are also aided by technology. They have access to marketing materials, pipeline information, customer contact information and performance reporting. We believe that our technology enhances the effectiveness of our loan officers and account executives in the marketplace and enables us to better serve our brokers and our customers.

Our Loan Products

We offer a variety of fixed-rate and adjustable-rate mortgage loans, including a variety of loan programs for first and second mortgages. Each of our second-lien mortgage loans was originated at the same time as we originated the first-lien mortgage. We have not originated any stand-alone second-lien mortgages. Our 2/28, 3/27, and 40-year adjustable rate mortgage loan products, and our 5/25 interest only adjustable rate mortgage loan products, together with our 30-year fixed mortgage loan product, represented approximately 98.4% of our total loan originations for the three months ended March 31, 2006. A summary of these loan products is described below:

Product	Term	Fully Amortizing	Rate(1)	Prepayment Charges(2)

2/28 Adjustable Rate	30 years	Yes	Adjustable after first two years	Within the first three years

3/27 Adjustable Rate	30 years	Yes	Adjustable after first three years	Within the first three years

10/40 Adjustable Rate(3)	30 years	Yes	Adjustable after two, three or five years	Within the first three years

5/25 Interest Only Adjustable Rate(4)	30 years	Yes	Adjustable after first two years	Within the first three years

30 Fixed	30 years	Yes	Fixed	Within the first three years

(1)	For our adjustable-rate mortgages, the rate is calculated either every six months or one year after the initial rate adjustment period.
(2)	These are general parameters of our loan products. Our ability to charge penalties on prepayments is limited under some state laws. In addition, we offer rate options that do not include prepayment penalties on all loan products.
(3)	During the first ten years, the loan is amortized using 40 years. At the beginning of the eleventh year, the loan is reamortized to pay in full by the end of twenty years from the date of the reamortization.
(4)	Our interest only loans provide for payment of interest only for the first five years of the loan. Thereafter, the loan is fully amortizing.

We also offer a variety of other loan products, including 15-20 year, fixed-rate, fully-amortizing mortgage loans. In addition, when we lend money secured by a second lien on property where we originated the first lien, we may lend up to 100% of the value of the property if the borrower meets the criteria of one of our top four credit classifications.

The following table summarizes certain information regarding our total loan originations:

	Percentage of Total Loan Originations
	For the Three Months Ended March 31,		For the Year Ended December 31,
Loan Product	2006	2005	2005	2004	2003
ARM:
2/28	49.37%	64.32%	57.87%	62.95%	69.05%
3/27	1.21	1.32	0.96	2.18	3.85
5/25 Interest Only	8.09	11.54	11.46	9.66	0.04
10/40 year	19.40	0.40	5.41	—	—
Other	0.94	0.86	0.82	1.27	1.05

Subtotal	79.01%	78.44%	76.52%	76.06%	73.99%
Fixed:
30 year	20.31%	20.70%	22.54%	22.67%	24.80%
Other	0.68	0.86	0.94	1.27	1.21

Subtotal	20.99%	21.56%	23.48%	23.94%	26.01%

Total	100.00%	100.00%	100.00%	100.00%	100.00%

First Lien	94.66%	94.15%	94.69%	93.11%	93.53%
Second Lien	5.34%	5.85%	5.31%	6.89%	6.47%

Analysis of Our Loan Originations

Loan Originations by Sales Channel

We originate mortgage loans through both wholesale and retail channels. The only difference in the originations through these channels is the borrower’s point of contact: for wholesale loans, the independent mortgage broker is the borrower’s contact, and for retail loans, we contact the borrowers directly. For all loans, we control the credit underwriting, documentation and closing of the loans.

We have both wholesale and retail lending offices. As of March 31, 2006, we had 19 regional wholesale origination offices, six in California, two in Florida, two in Texas, and one each in Nevada, Hawaii, Colorado, Illinois, Tennessee, Pennsylvania, Arizona, Michigan, and New York. As of March 31, 2006, we had seven retail lending offices in five states, three in California and one each in Colorado, Maryland, Arizona, and Nevada.

We have been originating mortgage loans since 2000. For the three months ended March 31, 2006 and 2005, and for the years ended December 31, 2005, 2004, and 2003, we originated approximately $975.3 million and $1.4 billion, $5.7 billion, $5.0 billion, and $3.0 billion in mortgage loans, respectively. Wholesale originations for the three months ended March 31, 2006 and 2005, and for the years ended December 31, 2005, 2004, and 2003, represented 77.0% and 87.1%, 81.0%, 91.0%, and 94.9% of total originations, respectively, while retail originations represented 23.0% and 12.9%, 19.0%, 9.0%, and 5.1% of total originations, respectively.

The following table summarizes information regarding our total originations by type of mortgage loan:

	For three Months Ended March 31,		For the Year Ended December 31,
Loan Type	2006	2005	2005	2004	2003
	(dollars in thousands)
Aggregate Loan Production:
Total volume	$975,318	$1,394,861	$5,689,646	$5,042,989	$2,977,511
Average principal balance per loan	188	173	187	162	147
LTV on first lien	82.17%	81.26%	80.99%	80.78%	80.88%
Combined weighted average initial LTV	87.77%	87.56%	86.66%	88.07%	87.91%
Total cost to originate as a % of total originations(1)	2.75%	2.06%	2.02%	2.26%	2.35%
Aggregate Loan Production by Borrower Purpose:
Cash-out refinance, including debt consolidation	60.48%	50.28%	57.19%	41.64%	35.72%
Purchase	36.08%	44.48%	39.20%	49.66%	49.29%
Rate and/or term refinance	3.44%	5.24%	3.60%	8.70%	14.99%
Wholesale Loan Production:
Total volume	$750,712	$1,214,806	$4,619,856	$4,589,086	$2,824,451
Percentage of total originations	76.97%	87.09%	81.20%	91.00%	94.86%
Average principal balance per wholesale loan	$185	$169	$184	$160	$146
LTV on first lien	81.89%	81.45%	81.04%	80.91%	81.01%
Combined weighted average initial LTV	88.80%	88.39%	87.67%	88.67%	88.28%
Retail Loan Production:
Total volume	$224,606	$180,055	$1,069,790	$453,903	$153,060
Percentage of total originations	23.03%	12.91%	18.80%	9.00%	5.14%
Average principal balance per retail loan	$199	$205	$200	$199	$187
LTV on first lien	83.03%	80.08%	80.80%	79.59%	78.66%
Combined weighted average initial LTV	84.34%	81.94%	82.29%	82.04%	80.96%

(1)	For a reconciliation of total GAAP operating expenses as presented in our income statements, adjusted for direct origination costs and other loan related expenses, loan servicing overhead, and other corporate expenses, to arrive at total adjusted cost to originate, which is then reflected as a percentage of total loan production, see “Selected Historical Consolidated Financial Data.”

Wholesale Originations

We originate loans through a network of approximately 12,000 independent mortgage brokers that are solicited by and have contracts with us. In the wholesale origination process, brokers identify the prospective borrower, assist the borrower in the completion of the loan application, gather necessary documentation and serve as the borrowers’ initial “point of contact.” They act as our liaison with the borrower during the lending process.

We conduct due diligence on independent mortgage brokers with whom we consider doing business. Our due diligence process includes reviewing the broker’s financial condition, running credit checks on his or her principals, checking business references, court records and verifying a good standing status with applicable regulators. Once approved, we require that a mortgage broker sign an agreement with us that governs the mechanics of conducting business with us and that sets forth the representations and warranties the broker makes to us regarding each loan. Our data collection systems are designed to allow us to quickly pinpoint potential problems and to increase our vigilance over specific brokers.

We review and underwrite every loan application submitted by our broker network, approve or deny each application, set the interest rates, costs, fees and other terms of the loan (which the broker evaluates with the borrower) and, once all conditions to the closing of the loan have been met to our satisfaction, we create the closing documents for the loan, arrange an insured closing with a title company or closing agent and then fund the loan. The brokers conduct all of the marketing to borrowers for the wholesale loans we originate through them. By relying upon brokers to market our products and to assist the borrower throughout the loan application process, we can increase loan volume through the wholesale channel without increasing marketing, labor and other overhead costs associated with attracting new borrowers to the same extent as those we incur in connection with our retail loan production.

Mortgage brokers receive compensation in the form of points and fees paid by borrowers, yield spread premium paid by the lender, or a combination of these items. We believe that the loan programs we offer brokers are comparable to those offered by our competitors; however, we believe we compete for brokers primarily based upon the quality of the service we provide. We provide responsive turn-around times, we offer coherent, presentable approvals, we offer personal contact and we endeavor to make it easier to do business with us than with our competitors. We believe that our focus on quality service and reliability will enable us to increase our loan originations through the wholesale channel.

Retail Originations

We also originate loans directly to borrowers through our retail branch offices. Prior to 2005, less than 10% of our mortgage loan originations were originated through our retail channel. Our retail loan origination channel, however, generated approximately 23.0% of our total mortgage loan originations for the three months ended March 31, 2006 and 18.8% of our total mortgage loan obligations for the year ended December 31, 2005. We market our retail loans through a variety of methods, including direct mailing and telephone solicitations. Our loan officers identify loan applicants and assist the applicants in the loan documentation.

Geographic Concentration

As of March 31, 2006, PCHLI was either licensed or exempted from having to be licensed to originate mortgage loans in 44 states. For the three months ended March 31, 2006, approximately 27.5% of the mortgage loans we originated were loans on properties located in California and approximately 20.1% of the mortgage loans we originated were loans on properties located in Florida. For the year ended December 31, 2005, approximately 45.7% of the mortgage loans we originated were loans on properties located in California and approximately 16.6% of the mortgage loans we originated were loans on properties located in Florida. We expect that in the future the percentage of loans originated in the State of California will continue to decrease because of our focus on expanding both our wholesale and retail operations outside of California. During the three months ended March 31, 2006 and 2005, and for the years ended December 31, 2004, 2003 and 2002, our loan origination volume, as measured by principal balance, came from the following states:

State	Percent of Loan Origination Volume
	For the Three Months Ended March 31,		For the Year Ended December 31,
	2006	2005	2005	2004	2003
California	27.47%	47.43%	45.67%	48.78%	48.15%
Florida	20.07	14.36	16.61	12.04	11.05
Michigan	12.25	2.59	2.95	2.15	1.72
Maryland	8.00	1.68	4.89	0.77	1.03
Illinois	4.93	6.06	4.59	7.03	7.21
New York	2.91	0.00	0.21	—	—
Hawaii	2.65	2.40	2.61	4.38	6.66
Virginia	2.38	—	0.52	—	0.01
Arizona	2.35	1.04	1.87	0.97	0.82
Nevada	2.35	4.50	3.63	5.47	3.79
Others	14.64	19.94	16.45	18.41	19.56

Total	100.00%	100.00%	100.00%	100.00%	100.00%

Loan-To-Value Ratios

A loan’s loan-to-value ratio, or LTV, is an important way for many loan originators and loan investors to discern risk within a mortgage loan. An LTV is calculated by using the loan principal balance as the numerator and the lower of the home’s sales price or appraised value as the denominator. A loan is said to have an 80 LTV if, for example, the home was purchased for $100,000 and the loan amount is $80,000.

During the three months ended March 31, 2006 and 2005, and for the years ended December 31, 2005, 2004, and 2003, our loan origination volume, as measured by principal balance, contained first-lien loans within the following LTV ranges:

LTV	Percent of Loan Origination Volume
	For the Three Months Ended March 31,		For the Year Ended December 31,
	2006	2005	2005	2004	2003
50 or less	2.09%	1.83%	2.19%	1.57%	1.52%
50.01-60	3.25	2.83	3.13	2.33	2.10
60.01-70	6.95	7.75	8.25	8.07	7.31
70.01-75	4.81	6.00	6.42	6.78	8.03
75.01-80	34.69	37.74	35.99	42.19	39.42
80.01-85	14.16	12.86	13.59	12.17	15.77
85.01-90	17.80	20.14	19.17	18.69	19.93
90.01-95	9.15	9.47	8.98	8.12	5.62
95.01-100	7.10	1.38	2.28	0.08	0.30

LTV on first liens	82.17%	81.26%	80.99%	80.78%	80.88%

Property Types

In addition to primary, single-family residences, certain of our mortgage loans will be underwritten (in many cases, as described on the following pages, subject to exceptions for compensating factors) in accordance with programs established by us for the origination of mortgage loans secured by mortgages on single-family homes, condominiums, vacation and second homes, manufactured housing, two- to four-family properties and other property types. The following table shows, for the three months ended March 31, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003, the percentage of our mortgage loan originations by property type:

Property Type	Percent of Loan Origination Volume
	For the Three Months Ended March 31,		For the Year Ended December 31,
	2006	2005	2005	2004	2003
Single family	72.63%	72.10%	72.73%	71.30%	72.34%
2-4 Family	6.17	7.91	6.24	7.43	6.83
Condominium	7.82	7.21	8.08	8.42	10.22
Planned Unit Development	13.03	12.72	12.84	12.82	10.37
Manufactured Housing	—	—	—	—	0.24
Other	0.35	0.06	0.11	0.03	—

Total	100.00%	100.00%	100.00%	100.00%	100.00%

Underwriting Process

The mortgage loans we originate generally do not satisfy conventional underwriting standards, such as those of Fannie Mae or Freddie Mac. Therefore, our loans are likely to have higher delinquency and foreclosure rates than portfolios of mortgage loans underwritten to conventional Fannie Mae and Freddie Mac standards. We have developed an automated underwriting process, consisting of automated systems and underwriting guidelines that enable us to approve and fund loans quickly. Our automated systems are designed to help us quickly evaluate an applicant’s credit history, his or her capacity, willingness and ability to repay the loans and the value and adequacy of the collateral. In addition to our automated systems, our underwriting guidelines require a rigorous application review and documentation designed to enhance the value of our mortgage loans. We also review applicants’ credit scores under three nationally recognized credit scoring models. Each mortgage loan that we originate is underwritten prior to closing in accordance with this comprehensive process. All underwriting functions are performed in our main office or branch offices and we originate all of our loans through PCHLI.

Our underwriting philosophy is to analyze the overall situation of the applicant and to take into account compensating factors that may be used to offset areas of weakness, including employment stability, number of years at residence and disposable income. Based upon this philosophy and the information from our automated systems, we determine loan terms, conditions and exceptions to produce mortgage loans that are appropriately priced and sized, meet our quality standards and are expected to be profitable.

Our experienced underwriting staff perform all of our mortgage loan underwriting, and we do not delegate underwriting authority to any broker or third party. Our underwriting process differs with regard to the person who is in contact with the applicant if the loan is generated through our wholesale or retail channels. In our wholesale division, an independent third party mortgage broker receives a mortgage loan application from a applicant, gathers information needed to make a credit decision, processes that information and provides that information to us. In our retail division, one of our loan officers receives a mortgage loan application from a applicant, gathers information needed to make a credit decision, processes that information and provides that information to our underwriters. In both divisions, we then underwrite the applicant’s credit request by reviewing the information provided by the broker or loan officer, and we make a credit decision based on the applicant’s application for a mortgage loan.

We review all credit, income, character and collateral information provided to us for completeness, accuracy and authenticity. For example, we pull our own tri-merged credit report, composed of credit information reported by the three primary credit repositories, Equifax®, TransUnion®, and Experian®. We verbally verify employment, verify income as appropriate, and complete an internal independent review of each appraisal submitted for consideration. We also use third-party vendors to verify the customer information disclosed on the applicant’s credit application.

Our mortgage loans are generally consistent with and conform to our underwriting guidelines. On a case-by-case basis, we make exceptions to our underwriting guidelines where compensating factors exist. It is expected that some portion of the loans we originate will represent those exceptions. In addition, we document all exceptions in our loan files. Under each program, we review the applicant’s source of income, calculate the amount of income from sources indicated on the loan application or similar documentation, review the credit history of the applicant, calculate the debt service-to-income ratio, or DTI, to determine the applicant’s ability to repay the loan, review the type and use of the property being financed, and review the property appraisal. In determining the ability of the applicant to repay the loan, a loan rate is assigned that is generally equal to the interest rate established under our underwriting guidelines. Our underwriting guidelines require that mortgage loans be underwritten in a standardized procedure and require the underwriters to be satisfied that the value of the property being financed, as reflected by an appraisal and a review of the appraisal, supports the outstanding loan balance at time of loan funding. In general, mortgage loans do not exceed $1,000,000, with a maximum combined LTV (all outstanding liens) at funding of 100%. The maximum LTV depends on, among other things, the loan size, the purpose of the mortgage loan, applicant’s credit history, repayment ability and DTI, as well as the type and occupancy of the property.

Documentation programs

Our underwriting guidelines specify which applicants may qualify for “full documentation,” “lite documentation,” and “stated income documentation” programs. We sometimes refer to these programs as Full

Doc, Lite Doc and Stated Income programs. The specific income documentation required for our various programs varies as follows: under the full documentation program, applicants usually are required to submit one written form of verification of stable income for at least 12 months. Under the lite documentation program, applicants usually are required to submit verification of stable income for at least six months, such as six consecutive months of complete personal or business checking account bank statements or a current paycheck stub with year-to-date information. Under the stated income documentation program, an applicant will be qualified based upon monthly income as stated on the mortgage loan application if the applicant meets certain criteria. All of these programs require, for salaried employees, a telephone verification of the applicant’s employment. For a self-employed applicant, there is a telephone verification as well as additional documentation to verify the existence of the business owned by the applicant. In evaluating the credit quality of applicants, we utilize credit scores, mortgage or rent payment history, job stability and income. Our underwriting guidelines require all applicants to have demonstrated a willingness to pay.

Lending programs

Our underwriting guidelines describe four lending programs. These lending programs establish the maximum permitted LTV, the maximum loan amount and the allowed use of loan proceeds given the consumer’s credit history, liens/charge-offs/bankruptcy history, DTI, use of proceeds, documentation type and other factors.

In general, higher credit-risk mortgage loans are graded in categories that require lower DTI ratios and lower LTV ratios, and permit more (or more recent) major derogatory credit items, such as outstanding judgments or prior bankruptcies. Such specific risks are considered along with the “Credit Score,” which is the measurement obtained from credit reports of the relative degree of risk a borrower represents to a lender. Among other things, Credit Scores consider payment history, delinquencies on accounts, levels of outstanding indebtedness, length of credit history, types of credit, and bankruptcy experience. To calculate the numerical Credit Scores cited below, we obtain a tri-merged credit report, which is composed of credit information as reported by the three primary credit repositories, Equifax®, TransUnion®, and Experian®. Most frequently, the report will contain Credit Scores from all three credit bureaus, and we will use the middle Credit Score. If one of the three credit bureaus does not report a Credit Score for the applicant, we will use the lower of the two remaining scores. If there are two or more applicants, we use the Credit Score of the primary wage-earner.

Our underwriting guidelines have the following programs and criteria for assessing the potential likelihood that an applicant will satisfy the repayment obligation of a mortgage loan:

EZ Grade

The EZ Grade program uses a loan applicant’s mortgage and rent payment history, bankruptcy history, foreclosure history, and DTI to determine the amount and the maximum LTV permitted for the loan. The six grade classifications are listed below:

“A+” Risk.    The applicant must have generally repaid installment or revolving debt according to its terms and must have a Credit Score of 540 or higher. On any existing mortgage loan, the applicant may not have had any 30-day-late payments within the previous 12 months. Any existing mortgage loan must be current at the time of funding of the PCHLI loan. The applicant must have cleared or subordinated all liens affecting title. The applicant must have satisfied all judgments in excess of $5,000 in the past six months and all child and spousal support arrearages. The applicant may not have had any Chapter 7 bankruptcy discharges or Chapter 13 petitions in the previous 24 months, if the Credit Score is 619 or below. With a Credit Score of 620 or higher, any Chapter 7 or Chapter 13 debts must have been discharged. The applicant may not have had any notice of default on a mortgage loan within 24 months before the application date. The mortgaged property must be in at least average condition. A maximum first-lien LTV of 95% is permitted for a mortgage loan on a single-family or two-family owner-occupied property. A maximum first-lien LTV of 95% is permitted for a mortgage loan on a non-owner-occupied property or a three-to-four-family owner-occupied residential property. The maximum combined LTV, including any related subordinate lien, is 100%. The applicant’s DTI may be up to 55% if the LTV is less than 75%. Additionally, the applicant’s DTI may be up to 55% if the application is a full documentation application, the LTV is no more than 85%, and the applicant’s monthly gross disposable income is at least $2,000. Otherwise, the applicant’s DTI may not exceed 50%.

“A” Risk.    An applicant must have generally repaid installment or revolving debt according to its terms and must have a Credit Score of 540 or higher. On any existing mortgage loan, the applicant may not have had more than one 30-day-late payment (with rolling of late payments permitted), or any 60-day-late payments, within the previous 12 months. Any existing mortgage loan must be current at the time of funding of the PCHLI loan. The applicant must have cleared or subordinated all liens affecting title. The applicant must have satisfied all judgments in excess of $5,000 in the past six months and all child and spousal support arrearages. The applicant’s history may not include any Chapter 7 bankruptcy discharges or Chapter 13 petitions in the previous 24 months if the Credit Score is 639 or below. With a Credit Score of 640 or higher, any Chapter 7 or Chapter 13 debts must have been discharged. The mortgaged property must be in at least average condition. A maximum first-lien LTV of 95% (90% under the stated income documentation program) is permitted for a mortgage loan on a single-family or two-family owner-occupied property. A maximum first-lien LTV of 95% is permitted for a mortgage loan on a non-owner-occupied property and a maximum first-lien LTV of 95% on a three-to-four-family owner-occupied residential property. The maximum combined LTV, including any related subordinate lien, is 100%. The applicant’s DTI may be up to 55% if the LTV is less than 75%. Additionally, the applicant’s DTI may be up to 55% if the application is a full documentation application, the LTV is no more than 85%, and the applicant’s monthly gross disposable income is at least $2,000. Otherwise, the applicant’s DTI may not exceed 50%.

“A-” Risk.    An applicant must have generally repaid installment or revolving debt according to its terms and must have a Credit Score of 540 or higher. On any existing mortgage loan, the applicant may not have had more than three 30-day-late payments (with rolling of late payments permitted), or any 60-day-late payments, within the previous 12 months. Any existing mortgage loan must be current at the time of funding of the PCHLI loan. Minor non-mortgage-related derogatory items are allowed. Open collection accounts or open charge-offs not affecting title may remain open after funding of the loan. The applicant must have cleared or subordinated all liens affecting title. The applicant must have satisfied all judgments in excess of $5,000 in the past six months and all child and spousal support arrearages. The applicant’s history may not include any Chapter 7 bankruptcy discharges or Chapter 13 petitions in the previous 24 months if the Credit Score is 659 or below. With a Credit Score of 660 or higher, any Chapter 7 or Chapter 13 debts must have been discharged. The mortgaged property must be in at least average condition. A maximum first-lien LTV of 90% (80% for mortgage loans originated under the stated income documentation program) is permitted for a mortgage loan on a single-family, owner-occupied property. The maximum combined LTV, including any related subordinate lien, is 100%. The applicant’s DTI may be up to 55% if the LTV is less than 75%. Additionally, the applicant’s DTI may be up to 55%, if the application is a full documentation application, the LTV is no more than 85% and the applicant’s monthly gross disposable income is at least $2,000. Otherwise, the applicant’s DTI may not exceed 50%.

“B” Risk.    An applicant may have experienced isolated credit problems, but should have generally repaid installment or revolving debt according to its terms and must have a Credit Score of 540 or higher. Unlimited 30-day-late payments and a maximum of one 60-day-late payment within the previous 12 months are acceptable on any existing mortgage loan. An existing loan must be less than 89 days late at the time of funding of the PCHLI loan. Minor non-mortgage-related derogatory items are allowed. In most cases, open collection accounts or open charge-offs not affecting title may remain open after funding of the loan. The applicant must have cleared or subordinated all liens affecting title. The applicant must have satisfied all judgments in excess of $5,000 in the past six months and all child and spousal support arrearages. The applicant’s history may not include any Chapter 7 or Chapter 13 petitions or discharges, or notices of default filed on a mortgage loan, during the preceding 18 months. Debts in Chapter 13 cases filed more than 18 months before must be paid per the trustee’s demand at funding. The mortgaged property must be in at least average condition. A maximum first-lien LTV of 85% (75% for mortgage loans originated under the stated income documentation program) is permitted for a mortgage loan on a single-family or two-family owner-occupied property. A maximum first-lien LTV of 80% (70% for mortgage loans originated under the stated income documentation program) is permitted for a mortgage on a non-owner-occupied property. The applicant’s DTI may be up to 55% if the LTV is less than 75%. Additionally, the applicant’s DTI may be up to 55%, if the application is a full documentation application, the LTV is no more than 85% and the applicant’s monthly gross disposable income is at least $2,000. Otherwise, the applicant’s DTI may not exceed 50%.

“C+” Risk.    An applicant may have experienced significant credit problems in the past and must have a Credit Score of 540 or higher. Three 60-day-late payments or a maximum of one 90-day-late payment within the last 12 months are acceptable on any existing mortgage loan. An existing mortgage loan must be less than 120 days late at the time of funding of the PCHLI loan. The applicant must have cleared or subordinated all liens affecting title. The applicant must have satisfied all judgments in excess of $5,000 in the past six months and all child and spousal support arrearages. As to non-mortgage credit, significant prior defaults may have occurred. Open charge-offs or collection accounts may remain open after the funding of the loan. The applicant’s history may not include any Chapter 7 or Chapter 13 petitions or discharges, or notices of default filed on a mortgage loan, during the preceding 12 months. Debts in Chapter 13 cases filed more than 12 months before must be paid per the trustee’s demand at funding. The mortgaged property must be in at least average condition. In most cases, a maximum first-lien LTV of 80% for a mortgage loan on a single-family or two-family owner-occupied property for a full documentation program (70% for mortgage loans originated under the stated income documentation program with Credit Score greater than 620, 65% for Credit Scores below 620 for stated income non-owner-occupied properties) is permitted. A maximum first-lien LTV of 75% is permitted for a mortgage loan on a non-owner-occupied single-family property (70% for a mortgage loan a three-to-four-family non-owner-occupied residential property). The maximum combined LTV, including any related subordinate lien, is 95% on owner-occupied properties and 90% on non-owner-occupied properties. The applicant’s DTI may be up to 55% if the LTV is less than 75%. Additionally, the applicant’s DTI may be up to 55%, if the application is a full documentation application, the LTV is no more than 85% and the applicant’s monthly gross disposable income is at least $2,000. Otherwise, the applicant’s DTI may not exceed 50%.

“C” Risk.    An applicant may have experienced significant credit problems in the past and must have a Credit Score of 540 or higher. A maximum of one 120-day-late payment is acceptable on any existing mortgage loan. An existing mortgage loan must be less than 120 days late at the time of funding of the PCHLI loan. The applicant must have cleared or subordinated all liens affecting title. The applicant must have satisfied all judgments in excess of $5,000 in the past six months and all child and spousal support arrearages. As to non-mortgage credit, significant prior defaults may have occurred. Open charge-offs or collection accounts with balances may remain open after the funding of the PCHLI loan. Debts in Chapter 13 cases must be paid prior to funding, and debts in Chapter 7 must be discharged. No notice-of-default filings may have occurred during the preceding three months. The mortgaged property may show evidence of some deferral of maintenance but must be in average condition. A maximum first-lien LTV of 70% is permitted for a mortgage loan on a single-family or two-family owner-occupied property. A maximum first-lien LTV of 65% is permitted for a mortgage loan on a three-to-four-family residential property or a non-owner-occupied single-family residence property. Rural, remote or unique properties are not allowed. The maximum combined LTV, including any related subordinate lien, is 85% for a refinance loan and 80% for the stated documentation program. No second-lien financing is available for non-owner-occupied properties. Applicant’s DTI may generally not exceed 55%.

EZ Score

The EZ Score program is for applicants with a minimum Credit Score of 600. A mortgage and rent payment rating is generally not required. The applicant is evaluated by Credit Score, ability to pay (DTI), bankruptcy history and foreclosure history. Loan amounts up to $1,000,000 are permitted.

EZ Score is available on Full Doc, Lite Doc and Stated Income programs. Full Doc is one year’s W-2/1040’s and a year-to-date paystub or 12 or 24 months personal or business bank statements. Lite Doc is six months personal or business bank statements. Stated income is income stated on the loan application. The income stated must be reasonable for the job and credit profile. The maximum DTI is 55% for Full and Lite Doc and 50% for Stated Income.

Property types allowed on the EZ Score program are single family residence, condominium, townhome, planned unit development and 2-4 unit properties. Rural properties are available at 10% below the program’s maximum LTV.

A mortgage or rent history is generally not required on this program. The payoff demand for any mortgage loan that is being paid off must demonstrate that the loan(s) being paid off are no more than 59 days late at funding.

A foreclosure event is defined as the most recent notice of default, notice of sale, reinstatement or a mortgage that is 120 days or more delinquent. If the time since the foreclosure event is less than 12 months, the LTV is limited to 65%, must be Full Doc, limited to $250,000 loan amount and the purpose of the loan may only be to lower the rate or extend the term of the loan, or to purchase the property. Cash out refinancings are generally not permitted in these circumstances. If the time elapsed since the foreclosure event is greater than 12 months but less than 24 months, the maximum LTV is 90% or 5% below the program maximum, whichever is less, must be Full or Lite Doc and the purpose of the loan may only be to lower the rate or extend the term of the loan, or to purchase the property. Cash out refinancings are generally not permitted in these circumstances. If the time elapsed since the foreclosure event is greater than 24 months but less than 36 months, the maximum LTV is 95%, and the loan must be Full or Lite Doc. If the time elapsed since the foreclosure event is greater than 36 months, there are no restrictions.

No passage of time since bankruptcy is required when the bankruptcy has been discharged. Evidence of discharge is acceptable via the credit report or bankruptcy discharge papers only. If the mortgage does not report, a pay history must be obtained showing the loan has not been greater than 120 days late. Chapter 13 payoffs are allowed on Full Doc, owner-occupied loans only. Cash out is not allowed other than the lesser of $2,000 or 2% of the loan amount.

All items affecting title must be paid or subordinated. All charge-offs, collections, judgments, and disputed tradelines must be paid at closing when incurred within the last six months and the aggregate balance exceeds $5,000. Medical collections are excluded from the aggregate balance.

Quick-Fi

The Quick-Fi program is for refinance transactions only. The applicants must have a minimum Credit Score of 540 and must have paid no more than 30 days late on their existing mortgage loan during the previous 18 months. For all other mortgage loans, the applicant must not have paid 30 days late on more than one payment. Applicants are qualified off the income stated on the Uniform Residential Loan Application. Loan amounts up to $1,200,000 are allowed.

80/20

The 80/20 program is a combination transaction where we make a mortgage loan secured by both a first-position and a second-position lien on the mortgaged property. The first lien represents 80% of the mortgaged property’s value and the second lien represents 20% of its value. An applicant must have a Credit Score of 580 or higher to qualify for the program. Applicants with Credit Scores between 580 and 599 must demonstrate 12 months’ mortgage and rent payment history, and must document their income under our full documentation program. When applicants’ Credit Score is 600 or above, we qualify them based on their Credit Score and the amount of time elapsed since previous notices of default, foreclosures and bankruptcies. Some of the second-lien mortgage loans may be 30-year amortization loans that require a balloon payment after 15 years.

Loan products

We offer a fully amortizing, 30-year fixed/adjustable-rate mortgage loans (“ARMs”). We also offer fully amortizing fixed-rate loans. To lower borrowers’ initial payments, we offer an interest-only loan that has fixed interest-only payments for the first two or three years, variable interest-only payments through the fifth year, and fully amortizing payments for the remaining 25 years. As a complement, we also offer a 30-year loan that amortizes on a 40-year amortization schedule for the first 10 years and becomes fully amortizing afterwards. Please see the table below.

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2006	2005	2005	2004	2003
	(dollars in thousands)
Risk Classification

Total Originations	$975,318	$1,394,861	$5,689,646	$5,042,989	$2,977,511

AAA Credit Grade Loans:
Loan originations	$51,662	$94,826	$370,253	$44,985	$—
Weighted average interest rate:
Adjustable-rate	7.98%	7.53%	7.55%	7.75%	—
Fixed-rate	7.62%	7.10%	7.01%	7.28%	—
Weighted average LTV (first liens only)	89.75%	90.19%	90.83%	88.56%	—
Weighted average FICO	658	682	674	720	—

AA Credit Grade Loans:
Loan originations	$3,602	$11,732	$22,070	$62,475	$—
Weighted average interest rate:
Adjustable-rate	7.61%	7.47%	7.32%	7.39%	—
Fixed-rate	7.47%	6.31%	6.50%	6.58%	—
Weighted average LTV (first liens only)	94.72%	81.88%	85.17%	84.28%	—
Weighted average FICO	658	691	673	699	—

A+ Credit Grade Loans:
Loan originations	$737,718	$917,703	$3,991,315	$3,081,580	$1,603,664
Weighted average interest rate:
Adjustable-rate	8.06%	7.04%	7.17%	6.96%	7.58%
Fixed-rate	8.98%	8.27%	8.10%	8.37%	9.52%
Weighted average LTV (first liens only)	82.75%	82.02%	81.54%	81.69%	81.94%
Weighted average FICO	635	635	628	656	665

A Credit Grade Loans:
Loan originations	$87,013	$128,123	$526,539	$549,403	$385,773
Weighted average interest rate:
Adjustable-rate	8.23%	7.26%	7.42%	7.32%	7.73%
Fixed-rate	8.03%	7.60%	7.30%	7.54%	9.35%
Weighted average LTV (first liens only)	79.58%	80.61%	79.90%	82.95%	80.89%
Weighted average FICO	590	590	580	600	612

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2006	2005	2005	2004	2003
	(dollars in thousands)

A- Credit Grade Loans:
Loan originations	$35,373	$81,879	$283,237	$439,813	$508,908
Weighted average interest rate:
Adjustable-rate	8.45%	7.42%	7.59%	7.43%	8.14%
Fixed-rate	8.14%	7.34%	7.41%	7.52%	8.26%
Weighted average LTV (first liens only)	79.67%	80.30%	78.60%	81.85%	81.66%
Weighted average FICO	562	569	561	570	576

B Credit Grade Loans:
Loan originations	$29,318	$85,753	$251,390	$551,318	$359,749
Weighted average interest rate:
Adjustable-rate	8.43%	7.63%	7.78%	7.75%	8.61%
Fixed-rate	8.30%	7.54%	7.64%	7.68%	8.67%
Weighted average LTV (first liens only)	75.01%	76.17%	75.10%	77.78%	77.09%
Weighted average FICO	570	546	551	549	551

C+ Credit Grade Loans:
Loan originations	$18,820	$54,550	$167,238	$260,900	$87,943
Weighted average interest rate:
Adjustable-rate	8.72%	7.95%	8.07%	8.14%	9.30%
Fixed-rate	8.25%	7.82%	7.86%	8.04%	9.36%
Weighted average LTV (first liens only)	71.68%	70.97%	70.52%	72.32%	70.48%
Weighted average FICO	580	543	544	540	531

C Credit Grade Loans:
Loan originations	$11,812	$20,295	$77,604	$52,515	$31,474
Weighted average interest rate:
Adjustable-rate	9.00%	8.37%	8.59%	8.98%	9.86%
Fixed-rate	9.12%	8.21%	7.89%	8.53%	9.69%
Weighted average LTV (first liens only)	72.11%	65.36%	64.56%	64.99%	64.96%
Weighted average FICO	577	547	547	542	543

(1)	In 2003 we altered the credit criteria we used for AAA and AA grade loans and discontinued the program utilized in 2002. We re-initiated this program in 2004 with the credit criteria generally described in this prospectus and did not fund any loans within this criteria during 2003.

Loan Production by Borrower Credit Score

Each prospective borrower completes a mortgage application that includes information with respect to the applicant’s liabilities, income, credit history, employment history and personal information. We generally obtain a tri-merged credit report, which is composed of credit information as reported by the three primary credit repositories—Equifax®, TransUnion® and Experian®, on each applicant. A credit report typically contains information relating to such matters as credit history with local and national merchants and lenders, installment debt payment and any record of defaults, bankruptcies, repossessions or judgments.

The three primary credit repositories keep historical data and provide credit reports on potential borrowers. Credit scores are calculated by using scoring models and mathematical tables that assign points for different pieces of information that best predict future credit performance. Credit bureau models are developed from information in consumer credit bureau reports.

Credit scores analyze a borrower’s credit history considering numerous factors such as:

•	late payments;

•	the amount of time credit has been established;

•	the amount of credit used versus the amount of credit available;

•	length of time at present residence;

•	employment history; and

•	negative credit information such as bankruptcies, charge-offs, collections, etc.

Each of the credit repositories has a scoring model, the most common of which is prepared by Fair, Isaac & Company and referred to as a FICO score. The FICO score is a three-digit number that can range from 300 to 850 and is based on payment histories, amounts owed, length of credit history, new credit and types of credit use. Higher scores are considered better scores. That is, the higher the score, the more favorably lenders look upon the borrower as a credit risk. Each of the primary credit repositories produce their own score based on the data they have on a potential borrower. We compare the scores from the three repositories and use the middle of the three scores in rating the risk profile of a proposed mortgage loan. If the tri-merged credit report only contains two scores, we use the lower of the two scores.

The table below shows, for the three months ended March 31, 2006 and 2005, and for the years ended December 31, 2005, 2004, and 2003, the percentage of our mortgage loans, as measured by principal balance, that we originated in each specific FICO score range, based on the middle score from the three primary credit repositories:

FICO Score	Percent of Loan Origination Volume
	For the Three Months Ended March 31,		For the Year Ended December 31,
	2006	2005	2005	2004	2003
775+	0.66%	0.77%	0.80%	0.90%	0.88%
750-774	1.16	1.94	1.60	1.83	1.54
725-749	2.77	2.90	2.55	3.31	3.11
700-724	5.21	5.33	4.36	4.98	4.55
675-699	8.05	8.19	7.67	8.22	8.76
650-674	14.31	11.71	11.88	12.97	13.79
625-649	18.33	15.47	15.65	17.70	18.65
600-624	18.62	18.10	17.52	18.76	16.69
550-599	21.78	20.68	21.84	18.98	19.48
Total % Below 550	9.11	14.91	16.13	12.35	12.55

Weighted average FICO score	626	621	617	625	625

Property Appraisals

A full appraisal of the property proposed to be pledged as collateral for a mortgage loan is required in connection with all of our originations. Appraisals are performed by licensed, third-party, fee-based appraisers and include, among other things, an inspection of the exterior and interior of the subject property. Appraisals are also required to address neighborhood conditions, site and zoning status and the condition and value of improvements and generally conform to the Uniform Standards of Professional Appraisal Practice. We utilize advanced fraud detection software tools to assist us in the detection of appraisal fraud. If our advanced detection tools identify a certain level of risk that appraisal fraud may exist, we perform comprehensive in-house appraisal reviews for 100% of those properties securing the loans we underwrite. Our appraisal reviewers use advanced valuation and artificial intelligence technology to help us maintain a secure collateral base and appropriate loan-to-value ratios in our underwriting. When data is not available electronically or reviewers are unable to validate information contained within an appraisal, we may order an additional appraisal from a preferred appraiser.

Income and Asset Verification

Our underwriting guidelines include three levels of documentation requirements. Our guidelines require that the documentation accompanying each mortgage loan application include, among other things, a credit report on the related applicant from a credit reporting company. We verify the credit report submitted by the loan broker against credit data obtained directly by us from the credit bureaus. In the case of purchase money mortgage loans, we generally validate the source of funds for the down payment.

The specific income documentation required for our various programs varies as follows:

•	Full documentation program. Applicants usually are required to submit one written form of verification of stable income for at least 12 months;

•	Lite documentation program. Applicants usually are required to submit verification of stable income for at least six months, such as six consecutive months of complete personal checking account bank statements or current paycheck stub with year-to-date information; and

•	Stated income documentation program. Applicants will be qualified based upon monthly income as stated on the mortgage loan application if the applicant meets certain criteria.

All of the foregoing programs require that, with respect to salaried employees, there be a telephone verification of the applicant’s employment (and income if possible) and verification of funds, if any, to be deposited by the applicant into escrow in the case of a purchase money loan. With respect to self-employed borrowers, there is a telephone verification as well as additional documentation to verify the existence of the business.

The table below shows, for the three months ended March 31, 2006 and 2005, and for the years ended December 31 2005, 2004, and 2003, the percentage of the mortgage loans, as measured by principal balance, we originated by level of documentation received:

Level of Documentation	Percent of Loan Origination Volume
	For the Three Months Ended March 31,		For the Year Ended December 31,
	2006	2005	2005	2004	2003
Full	42.21%	48.15%	50.66%	49.83%	51.95%
Lite	14.22	11.17	12.38	8.98	5.59
Stated	43.57	40.68	36.96	41.19	42.46

Total	100.00%	100.00%	100.00%	100.00%	100.00%

Use of Technology

We developed an underwriting process, in 2003, consisting of automated systems and underwriting guidelines. We developed our automated systems in order to better apply our underwriting guidelines. We believe our automated systems provide us with the ability to objectively process loans that adhere to our underwriting guidelines, while substantially eliminating credit grade exceptions resulting from human judgment. That being said, we do have processes in place that afford trained underwriters the opportunity to consider multiple compensating factors in an applicant’s credit history and recommend, when warranted, that a credit grade exception be approved by designated members of our management or one of our regional underwriter managers. Once a credit grade has been established by means of our automated systems, we will only make underwriting exceptions if there are strong compensating factors. These exceptions are monitored daily by our senior management. Credit grade exceptions typically have been limited to variations from maximum or minimum loan amount, loan-to-value ratios and debt-to-income ratios allowed under a specific loan program. We believe utilizing our automated systems, balanced by our underwriting philosophy, ensures that a complete set of data is rapidly and consistently considered in the credit approval process without infringing on our ability to consider special circumstances. Refinements are made regularly to our automated systems to incorporate objectivity, quantification and risk analysis based on the empirical results and feedback of prior production. As described under our property appraisals, we also use advanced fraud detection software tools to streamline our underwriting process.

Our automated systems provide brokers with an approval or counter-offer response on non-prime mortgage loans with complete funding conditions and pricing within minutes, whereas we believe traditional mortgage companies often take days to respond to brokers’ loan applications. Our flexQUAL website, www.flexqual.com (the information on which does not constitute a part of this prospectus), gives brokers the ability to enter a customer’s information into a “Pre-Qual” engine to aid in understanding the type of loan program for which the borrower qualifies. The Pre-Qual engine will respond to the broker in seconds with a variety of loan programs and choices, including price and funding conditions for the selected loan scenario.

Quality Assurance

Our quality assurance department administers all pre-funding audit functions, including the investigation of loans suspected of containing questionable information and the auditing of loans submitted by brokers who have been placed on our watch list for potential material misrepresentation. Information gathered during the approval process is re-verified prior to funding as an additional check. Heightened awareness of “red flags,” or warning signs of potential fraud discovered during this process, is a part of the fraud training that we perform on a regular basis.

Our quality assurance group also administers all post-closing audit functions, including a monthly audit on generally five percent of our loan production to verify loan quality in relation to our guidelines. In addition, our quality assurance group audits early payment default loans and performs investigations, as needed, to determine if any material misrepresentation was evidenced in the file. Information from these audits is used in the analysis of repurchase requests from investors.

Finally, the quality assurance department also performs target audits. In this regard, we review or re-underwrite up to 20% of all of the mortgage loans that we originate, typically within two months of the date of funding of the loan. This department’s activities extend to working closely with both our mortgage investors and the underwriters in our securitizations in supporting their due diligence review of pools of loans held for sale and our underwriters’ due diligence review of loans intended to be securitized. Up to 100% of the relevant portfolio may be examined in the course of such due diligence. All findings of the department are reported on a monthly basis to members of our senior management. The reports identify trends and patterns, which we then use in the ongoing training of our loan production staff. We strive to continue to increase the quality of our mortgage loans and our underwriting process in part by further refining our quality assurance procedures.

Compliance and Compliance Policy

We regularly monitor the laws, rules and regulations that apply to our business and analyze any changes to them. We integrate compliance with many legal and regulatory requirements into our automated systems in order to reduce the prospect of inadvertent non-compliance due to human error. We also maintain policies and procedures, summaries and checklists to help our origination personnel comply with these laws, as further described. In particular, we focus on existing and proposed “predatory” or “covered” or “high-cost” lending legislation, including municipal ordinances, in order to comply with company policies that prohibit making any loans that could be characterized as “high-cost” or “covered” or “predatory.”

In an effort to prevent the origination of mortgage loans containing unfair terms or involving predatory practices, we have employed extensive policies and procedures, including:

•	not offering mortgage loans with terms providing for negative amortization or reverse mortgages;

•	no “high cost” loans, which are loans that exceed certain APR and/or points and fees thresholds under federal or state law;

•	only approving loan applications that evidence a borrower’s ability to repay the mortgage loan, and in the case of refinancings, that offer a demonstrable net benefit to the borrower;

•	not selling single premium insurance products with our mortgage loans;

•	offering mortgage loans with and without prepayment charges;

•	centrally directing marketing efforts throughout the broader geographic areas in which our branches are located;

•	maintaining a rigorous internal appraisal review process;

•	striving to resolve customer complaints promptly and fairly;

•	training our employees to adhere to fair lending principles; and

•	restricting the type and number of officers eligible to make exceptions to our underwriting guidelines.

We plan to continue to review, revise and improve our practices in order to enhance our fair lending efforts and support the goal of avoiding predatory lending practices.

Additionally, we maintain policies and procedures for our marketing and advertising efforts. These policies and procedures are designed to help us comply with the various state statutes regarding false and deceptive advertising. All marketing by our retail branches must be directed through our internal marketing department, which must submit all proposed marketing and advertising to our legal department for compliance verification before publishing.

Loan Servicing

Loan servicing is the administration function of a mortgage loan whereby an entity collects monthly payments from a mortgage borrower and disburses those funds to the appropriate parties. The servicer has to account for all payments, maintain balances in certain accounts for each loan, maintain escrow accounts for real estate taxes, remit the correct amount of principal and interest monthly to the holder of the loan and handle foreclosures as required.

Prior to April 2005, we performed only interim servicing functions prior to the transfer of the servicing to the purchasers of loans, which has generally been between 60 and 90 days after sale of the loans. We are currently sub-servicing our 2005-2, 2005-3, and 2005-4 securitizations. At March 31, 2006, we serviced or sub-serviced an aggregate of $3.7 billion in mortgage loans, with a staff of approximately 100 people. We believe that the servicing functions through PCHLI are important to ensuring the performance of the loans and we believe our servicing platform is capable of cost-effectively servicing the mortgage loans that we will retain in our investment portfolio. We expect that loans originated and funded by PCHLI that will be sold to third parties will continue to be serviced in the interim by us, as needed.

We believe that expanding our servicing capability will enable us to generate higher returns on our securitized loans in the future. We are currently sub-servicing the loans we have recently securitized by acting under a named servicer, and we expect to continue to sub-service those loans for their full term. In order to act as a named servicer rather than as a sub-servicer of loans, we need to obtain servicer ratings from the primary rating agencies. We received an initial servicer rating from Standard & Poor’s Ratings Services and Moody’s Investor Services is currently reviewing our application for an additional servicer rating. Once we receive our ratings, we will evaluate whether we can further enhance the economic value of our securitized portfolio of mortgage loans by acting as the named servicer for those loans rather than as a sub-servicer. After we have established our own servicing capability, we also may seek to service loans owned by third parties to the extent we have any excess capacity in that function.

Delinquency Reporting

The following table sets forth loan performance data for our mortgage loans held for sale and mortgage loans held for investment, at March 31, 2006. The held for sale portfolio delinquencies are primarily the result of repurchased loans from our whole loan sales due to violations of representations and warranties given at the time of sale to third party investors.

	Principal Balance	60+ Days Past Due	Real Estate Owned	Total
	(dollars in thousands)
Mortgage loans held for sale	$649,003	8.48%	0.99%	9.47%
Mortgage loans held for investment	3,741,481	5.48	0.55	6.03

Total	$4,390,484	5.92	0.61	6.53

The following table sets forth loan performance data for our mortgage loans held for sale and our mortgage loans held for investment, at December 31, 2005:

	Principal Balance	60+ Days Past Due	Real Estate Owned	Total
	(dollars in thousands)
Mortgage loans held for sale	$1,242,053	1.64%	0.39%	2.03%
Mortgage loans held for investment	4,196,068	3.81	0.28	4.09

Total	$5,438,121	2.94	0.31	3.25

The following table sets forth loan performance data for our mortgage loans held for sale and our mortgage loans held for investment, at December 31, 2004:

	Principal Balance	60+ Days Past Due	Real Estate Owned	Total
	(dollars in thousands)
Mortgage loans held for sale	$161,016	3.43%	0.37%	3.80%
Mortgage loans held for investment	2,340,916	1.42	0.00	1.42

Total	$2,501,932	1.55	0.02	1.57

Non-performing Assets

We perform in-depth reviews of delinquent and non-performing loans. These reviews have resulted in various actions taken by us, including the tightening of underwriting guidelines, elimination of certain loan programs, and the termination of certain broker relationships, among other things. The following table sets forth our non-performing assets, which include non-performing loans held for sale, non-performing loans held for investment, and real estate owned at March 31, 2006:

	As of March 31, 2006
	Total Gross Balance	NPA	%
	(dollars in thousands)
Mortgage loans held for sale	$649,003	$20,819
Mortgage loans held for investment	3,741,481	161,214
Real estate owned	26,882	26,882

Total	$4,417,366	$208,915	4.73%

The following table sets forth our non-performing assets, which include non-performing loans held for sale, non-performing loans held for investment, and real estate owned at December 31, 2005:

	As of December 31, 2005
	Total Gross Balance	NPA	%
	(dollars in thousands)
Mortgage loans held for sale	$1,242,053	$16,895
Mortgage loans held for investment	4,196,068	116,249
Real estate owned	16,711	16,711

Total	$5,454,832	$149,855	2.75%

The following table sets forth our non-performing assets, which include non-performing loans held for sale, non-performing loans held for investment, and real estate owned at December 31, 2004:

	As of December 31, 2004
	Total Gross Balance	NPA	%
	(dollars in thousands)
Mortgage loans held for sale	$161,016	$7,986
Mortgage loans held for investment	2,340,916	17,288
Real estate owned	589	589

Total	$2,502,521	$25,863	1.03%

Loan Origination Financing

We finance our mortgage loan originations utilizing proceeds of this offering, warehouse financing facilities, reverse repurchase agreements, as well as other similar financing arrangements. The agreements relating to our warehouse financing facilities and reverse repurchase agreements generally expire after one year. We plan to continue the use of these facilities going forward and have amended the facilities to add PCFI as a co-borrower. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Warehouse Financing Facilities.”

Loan Securitizations

We finance the mortgage loans we retain in our investment portfolio on a long-term basis by using securitization structures as well as other match-funded financing structures. Securitizations can be multiple-class, rated-debt securities, or bonds, secured by a pool of assets such as a group of individual mortgage loans. Structuring involves segmenting cash flows from like-kind loan collateral into different investment horizons or maturity classes. Nationally recognized rating authorities, such as Standard and Poor’s, Moody’s Investor Service, or Fitch Ratings, typically provide ratings on classes of these securitizations. These securities, commonly originated as non-agency securities along with similar securities issued by Fannie Mae, Freddie Mac or Ginnie Mae agency securities, are common in the mortgage-backed security marketplace. The securities provide liquidity as they can be bought or sold quickly, as any commonly traded bond, whereas trading a similar size portfolio of loans is quite labor and time intensive. Financing these securities often can be done at lower costs relative to financing whole loans on a warehouse line. We believe that this cost savings will result in relatively higher net income as it is intended to reduce our interest expense.

In order to securitize a portfolio of mortgage loans, we will have to enter into an agreement with an underwriter. The underwriter, typically a Wall Street broker/dealer active in the mortgage sector, will facilitate the transaction. The underwriter will structure the bonds and their subordination levels, review some of the loans for credit evaluation reasons, interact with the rating agencies to get the transaction rated, create a prospectus, and place the offering with investors, should that be needed.

To date, we have completed six securitizations totaling $5.7 billion, which were structured as on-balance sheet securitizations for accounting purposes under SFAS No. 140. We issued mortgage-backed securities in the form of senior and subordinate pass-through certificates. The mortgage-backed securities represent non-recourse debt obligations secured by the securitization trust estate consisting of mortgage loans. The majority of the certificates are adjustable pass-through certificates that pay interest each month based on the lesser of a margin over the current one-month LIBOR or a specified cap. The other certificates are fixed pass-through certificates that pay interest each month subject to a specified cap. These securitizations are treated as secured financings for GAAP accounting purposes and as sales for tax purposes.

There are fixed and variable fees associated with securitizations. Fixed fees are incurred regardless of the transaction size and variable fees are based on the number of loans or size of the transaction. The outside parties involved in the creation of the securities charge the fees. For example, a trustee must be engaged to administer the cash flows of the securities. The logical course of action when faced with these expenses is to try to maximize the size of the securitizations in order to minimize the effect of the fixed costs on the securities’ yield. Thus, we will try to ensure that there is a sufficient number of whole mortgage loans in our investment portfolio before an underwriter is engaged and any securitization is undertaken. As liquidity at times will be of paramount importance to us, and as the events that trigger the need for liquidity cannot be readily foreseen, there could be times when we may be forced to securitize a smaller number of loans and lose some or all of the cost advantages of our loan securitizations.

Our resulting securities will either be financed by selling to third-party investors in a transaction that is treated as a financing for tax and financial accounting purposes or with reverse repurchase agreements on an indefinite basis. Financings can also be done on a non-recourse basis to us. Under these situations, risks associated with margin calls and illiquidity in the market place can be mitigated. For the transaction to get financing treatment, some or all of the resulting senior securities would be sold to third-party investors. In these cases, the securitizations should be treated as financings for both tax and GAAP accounting purposes; therefore, we do not expect to generate a gain or loss on sale as a result of securitizations. Following the securitizations, the loans will remain on our consolidated balance sheet as an asset with the securitization debt listed as a liability. In this case, we may retain subordinated interests in loans we securitize. These interests are in a “first loss” position relative to the credit risk of the more senior securities sold to third parties and, accordingly, carry a greater risk with respect to the nonpayment of the loans.

We generate earnings and cash flow from the loans we securitize primarily through net interest income, which is the difference between the interest income we earn from the mortgage loans and the interest paid by us to holders of the mortgage-backed securities, net of payments made or received on derivative contracts, plus losses due to defaults, delinquencies on the loans, servicing fees and securitization program expenses.

Competition

We face intense competition from finance and mortgage banking companies, other mortgage REITs, Internet-based lending companies where entry barriers are relatively low, and, to a growing extent, from traditional bank and thrift lenders that have increased their participation in the mortgage industry. Many of the largest of our competitors operate under federal charters and regulations that preempt state and local rules governing lenders and that facilitate efficient nationwide mortgage-lending operations. As we seek to expand our loan origination business further and expand our business strategy to continue to build an investment portfolio of mortgage loans, we will face a significant number of additional competitors, many of whom will be well established in the markets we seek to penetrate. Some of our competitors are much larger than we are, have better name recognition than we do and have far greater financial and other resources than we do.

We anticipate that the majority of our competition will be in the mortgage lending industry. In addition to our traditional competitors, the government-sponsored entities Fannie Mae and Freddie Mac are also expanding their participation in the mortgage lending industry. While the government-sponsored entities presently do not have the legal authority to originate mortgage loans, they do have the authority to buy loans. If as a result of their purchasing practices, these government-sponsored entities experience significantly higher-than-expected losses, the experience could adversely affect overall investor perception of the mortgage lending industry.

Competition in the industry can take many forms, including lower interest rates and fees, less stringent underwriting standards, convenience in obtaining a loan, customer service, amount and term of a loan and marketing and distribution channels. The need to maintain mortgage loan volume in this competitive environment creates a risk of price and quality competition in the mortgage lending industry. Price competition could cause us to lower the interest rates that we charge borrowers, which could lower the value of our loans we sell or retain in our investment portfolio. If our competitors adopt less stringent underwriting standards, we will be pressured to do so as well. If we do not relax underwriting standards in response to our competitors, we may lose market share. If we relax our underwriting standards in response to price competition, we may be exposed to higher credit risk without compensating pricing. Any increase in these pricing and underwriting pressures could reduce the volume of our loan originations and sales and significantly harm our business, financial condition, liquidity and results of operations.

Government Regulation

Mortgage Lending Regulation

Our business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on a substantial portion of our operations. As of March 31, 2006, our subsidiary, PCHLI was licensed or exempt from licensing requirements by the relevant state banking or consumer credit agencies to originate and service first and/or second mortgages in 44 states.

The volume of new or modified federal and state laws, rules and regulations applicable to our business has increased in recent years and individual municipalities have also begun to enact ordinances that restrict or otherwise affect mortgage loan origination activities, and in some cases mortgage loan servicing activities. The laws, rules and regulations of each of these jurisdictions are different, complex and, in some cases, in direct conflict with each other. It may become increasingly difficult to identify comprehensively, to interpret accurately, and to program properly our information systems and to effectively train our personnel with respect to all of these laws, rules and regulations, thereby potentially increasing the risks of non-compliance with these laws, rules and regulations.

Our lending and servicing activities are subject to numerous federal statutes and regulations, including:

•	The Federal Truth-in-Lending Act, or TILA, and Regulation Z (including the Home Ownership and Equity Protection Act of 1994, or HOEPA). TILA is designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loan and credit transactions. TILA gives consumers, among other things, a three-business day right to rescind certain refinance mortgage loan transactions that we originate. HOEPA imposes additional disclosure requirements and substantive limitations on certain mortgage loan transactions. As a matter of policy, we do not originate HOEPA-covered loans.

•	The Federal Equal Credit Opportunity Act and Regulation B, or ECOA. ECOA, which is implemented by Regulation B, prohibits creditors from discriminating against applicants on the basis of race, color, sex, age, religion, national origin or marital status or if all or part of the applicant’s income is derived from a publicly assisted program or if the applicant has in good faith exercised any right under the Consumer Credit Protection Act. ECOA also requires disclosures when adverse action is taken on an application, and prohibits creditors from requesting certain types of information from loan applicants.

•	The Fair Credit Reporting Act, or FCRA. FCRA establishes procedures governing the use of consumer credit reports, sets forth certain responsibilities of persons using credit reports or furnishing information to consumer reporting agencies and also requires certain disclosures when adverse action is taken based on information in such a report.

•	The Federal Real Estate Settlement Procedures Act, or RESPA. RESPA mandates certain disclosures concerning settlement fees and charges and mortgage servicing transfer practices. It also prohibits the payment or receipt of kickbacks or referral fees in connection with the referral of settlement services business.

•	The Fair Housing Act. The Federal Fair Housing Act contains restrictions similar to ECOA.

•	The Home Mortgage Disclosure Act, or HMDA. HMDA requires us to collect and file with the Department of Housing and Urban Development information on our mortgage loan applications and originations and purchasers.

•	The Federal Fair Debt Collection Practices Act, or FDCPA. The FDCPA imposes limitations and restrictions on the manner in which servicers may collect certain debts owed to them. The FDCPA also requires servicers to provide certain disclosure to consumers in connection with debts owed by the consumer.

•	The privacy requirements in the Gramm-Leach-Bliley Act. The Gramm-Leach-Bliley Act imposes requirements on all financial institutions, including lenders, with respect to their collection, use and disclosure of non-public consumer financial information and requires them to implement and maintain appropriate physical, administrative and technical safeguards to ensure the security of that information. This act also permits the states to enact more restrictive privacy rules.

•	The Fair and Accurate Credit Transactions Act of 2003, or the FACT Act. The FACT Act amended the FCRA and provides new protections for consumer information, particularly with respect to identity theft.

We also are required to comply with a variety of state and local consumer protection laws and are subject to the rules and regulations of, and examination by, state regulatory authorities with respect to originating, processing, underwriting, selling and servicing mortgage loans. These requirements can and do change as statutes and regulations are amended. Furthermore, we are a Fannie Mae approved seller and are contractually obligated to comply with certain Fannie Mae guidelines.

These rules and regulations, among other things, impose licensing obligations upon us, establish eligibility criteria for mortgage loans, prohibit discrimination on certain bases, provide for inspections and appraisals of properties, require credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, limit investment and regulate interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers, in some cases, fix maximum interest rates, finance charges, fees and mortgage loan amounts and, require us to devote substantial resources to loan-by-loan analysis of points, fees, benefits to borrowers, and other factors set forth in laws, which often differ depending on the state, and in some cases the city or county, in which the mortgaged property is located. We expect to incur significant costs to comply with governmental regulations, which will have a negative effect on our net income. Compliance with these laws is also complex and labor intensive. We have ceased doing business in certain jurisdictions in which we believe compliance requirements cannot be assured at a reasonable cost with the degree of certainty that we require, and we may cease doing business in additional jurisdictions where we, or our counterparties, make similar determinations with respect to anti-predatory lending laws. We may not be able to comply with all the governmental regulations in a timely manner or at all. Failure to comply with these requirements can lead to civil and criminal liability, loss of our licensed or approved status, termination or suspension of servicing contracts without compensation to us, demands for indemnification or mortgage loan repurchases, certain rights of rescission for borrowers, class action lawsuits and administrative enforcement actions, including monetary penalties and as a result could have a material adverse effect on our results of operations, financial condition and business.

In addition, our mortgage loan origination activities are subject to the laws and regulations in each of the states in which we do business, most of which require that we be licensed to conduct our business. This normally requires state examinations and reporting requirements on an annual basis. Any person or group who acquires more than 10%, and in some cases 5%, of our stock will become subject to certain state licensing regulations requiring such person or group periodically to file certain financial and other information disclosures. If any person or group holding more than 10%, and in some cases 5%, of our stock fails to meet a state’s criteria, or refuses to adhere to such filing requirements, our existing licensing arrangements could be jeopardized and we could lose our authority to conduct business in that state. The loss of required licenses or authority to conduct business in a state could have a material adverse effect on our results of operations, financial condition and business.

In recent years, federal and several state and local laws, rules and regulations have been adopted, or are under consideration, that are intended to eliminate certain lending practices, often referred to as “predatory” lending practices, that are considered to be abusive. Many of these laws, rules and regulations restrict commonly accepted lending activities and would impose additional costly and burdensome compliance requirements on us. These laws, rules and regulations impose certain restrictions on loans on which certain points and fees or the annual percentage rate, or APR, meets or exceeds specified thresholds. Some of these restrictions expose a lender to risks of litigation and regulatory sanction regardless of how carefully a loan is underwritten. In addition, an increasing number of these laws, rules and regulations seek to impose liability for violations on the purchasers of mortgage loans, regardless of whether a purchaser knew of or participated in the violation. Accordingly, the third parties that buy our mortgage loans or provide financing for our mortgage loan originations may not want, and are not contractually required, to buy or finance mortgage loans that do not comply with these laws, rules and regulations.

The continued enactment of these laws, rules and regulations may prevent us from making certain mortgage loans and may cause us to reduce the APR or the points and fees we charge on the mortgage loans that we originate. The difficulty of managing the compliance risks presented by these laws, rules and regulations may decrease the availability of warehouse financing and the overall demand for the purchase of our originated mortgage loans. These laws, rules and regulations have increased, and may continue to increase, our cost of doing business as we have been, and may continue to be, required to develop systems and procedures to ensure that we do not violate any aspect of these new requirements.

In addition, many of these state laws, rules and regulations are not applicable to the mortgage loan operations of national banks and federal savings associations and federal savings banks, and their operating subsidiaries, or of federal credit unions. Therefore, the mortgage loan operations of these institutions are at a competitive advantage to us since they do not have to comply with many of these laws.

We seek to avoid originating mortgage loans that meet or exceed the APR or “points and fees” thresholds of these laws, rules and regulations. If we decide to relax our self-imposed restrictions on originating mortgage loans subject to these laws, rules and regulations, we will be subject to greater risks for actual or perceived non-compliance with the laws, rules and regulations, including demands for indemnification or mortgage loan repurchases from the parties to whom we broker or sell mortgage loans, difficulty in obtaining credit to fund our operations, class action lawsuits, increased defenses to foreclosure of individual mortgage loans in default, individual claims for significant monetary damages and administrative enforcement actions. Any of the foregoing could significantly harm our business, cash flow, financial condition, liquidity and results of operations.

Regulatory Developments

Recently enacted and currently pending federal and state legislative and regulatory developments regarding consumer privacy, protection and security of customer information, and predatory lending could have a significant impact on our future business activities.

Privacy continues to be a high profile area of the law, and more states are expected to create additional laws relating to consumer privacy in the future. Congress and a number of states are considering additional legislation concerning collection, use and security of consumer information. As permitted under federal law, states may enact privacy or customer information security legislation that is more stringent than the requirements of the federal Gramm-Leach-Bliley Act. To the extent that a variety of inconsistent state privacy rules or requirements are enacted, our compliance costs could substantially increase.

The federal Gramm-Leach-Bliley Act became effective in 2001 and requires lenders to notify customers of their privacy policy and provide consumers with the ability to opt-out of sharing certain information with unaffiliated third parties. We adopted a new privacy policy and adopted controls and procedures in order to comply with the law when it took effect on July 1, 2001. The FTC issued rules in 2003 implementing the provisions in this Act requiring financial services companies, including mortgage lenders, to adopt and maintain standards and procedures for ensuring the security, integrity and confidentiality of customer records and information, including protections against anticipated threats or hazards to such information and unauthorized access to or use of customer information that could result in substantial harm or inconvenience to any customer.

A number of states are considering privacy amendments that may be more demanding than federal law including California, which has enacted a number of statutes within the last two year, including the California Financial Information Privacy Act (also known as SB-1) and the California Online Privacy Protection Act, both of which took effect on July 1, 2004, and AB1950. Under SB-1, a financial company must allow customers to opt out of the sharing of their information with affiliates in separately regulated lines of business and must receive a customer opt-in before confidential customer data may be shared with unaffiliated companies (subject to various exceptions). A federal court rejected the effort of national financial trade associations to prevent SB-1 from taking effect, and as of July 1, 2004, the California Department of Financial Institutions announced that it would require immediate compliance. On June 20, 2005, however, the U.S. Court of Appeals for the 9th Circuit held that FCRA’s affiliate information-sharing provisions overrides SB-1’s more restrictive affiliate information sharing provisions. Under the new Online Privacy Act, all operators of commercial websites and online services that allow interaction with California consumers (even if no transactions may be effected online) must post privacy policies meeting statutory requirements. California has enacted AB 1950 on September 29, 2004, which further expands the reach of California privacy rules by requiring all types of businesses to maintain “reasonable security measures” for the customer personal information that they possess or license. In addition, 2003 amendments to the California Civil Code effective January 1, 2005, require all non-financial companies, whether located in California or elsewhere, that disclose personal information about a California consumer for direct marketing purposes to provide notice to the customer and opportunity to request information regarding third-party disclosure from the lender. The FTC, which administers the federal privacy rules for mortgage lenders, has determined that privacy laws in several states are not preempted by Gramm-Leach-Bliley, most recently new privacy laws enacted by Vermont and Illinois. We continue to monitor these state activities to evaluate the potential impact of any proposed new laws.

Since 2003, more than twenty states have enacted laws that govern our duty to notify customers and consumers in the event there is a breach of their personal confidential information as defined in those laws. Similar bills are pending in several more states. Failure to provide proper and timely notification following a breach could result in fines and penalties being imposed, which, in some cases, can be criminal in nature as well as potentially subjecting us to legal actions for compensatory and punitive damages. These laws have and will continue to impose regulatory and compliance costs on us.

The FTC and the FCC have established a nationwide Do-Not-Call Registry to supplement existing state limitations on telemarketing activities. The Registry is a list of phone numbers from consumers who have indicated their preference to limit the telemarketing calls they receive. As of July 2004, over 60 million telephone numbers were listed on the Registry, and the implementation of the Registry may adversely affect telemarketing activities by us or by vendors of our products. The FTC also has received over four hundred thousand consumer complaints about possible violations of the registry requirements and that agency has initiated enforcement actions against alleged violators. Compliance with the Do-Not-Call Registry will increase our costs and legal risks. Violators may be subject to civil money penalties and/or payments to injured consumers.

On July 1, 2005, the FCC implemented so-called “do not fax” rules. Subject to an exception for faxes sent to a recipient with whom we have an established business relationship, these rules make it unlawful for any person to send an unsolicited facsimile to another machine that contains any material advertising the commercial availability or quality of any property, good or service, unless the recipient has expressly permitted the sending of such a facsimile in a signed, written statement. In addition, each facsimile advertisement must contain the identity and telephone number of the business on whose behalf the facsimile is being sent, whether sent directly by that business or through a third-party service provider. This restriction will directly affect the mortgage industry practice in which mortgage lenders, including us, send announcements of rate and product changes to mortgage brokers by a broadcast facsimile delivery. Compliance with this FCC requirement will increase our costs and legal risks. Violators of these rules may be subject not only to enforcement actions by government agencies, but also to private suits by affected persons.

In the Fair and Accurate Credit Transactions Act of 2003, or FACT Act, Congress re-enacted the FCRA in an amended form in a legislative package that included a number of new provisions addressing the handling of consumer credit information and identity theft. The FTC and FRB issued a number of new implementing regulations during 2004 and 2005. Although this legislation benefited lenders by re-enacting federal preemptions that establish a uniform national framework concerning credit reporting and use of credit information in making unsolicited offers of credit and by adding certain other preemption provisions related to use of consumer credit information, it also provides certain additional consumer protections, particularly with respect to consumer identity theft. Implementation of these new provisions may increase our costs and add to our compliance risks. For example, effective December 1, 2004, lenders that use credit scores in connection with mortgage-related lending must disclose that score to each borrower. Effective June 1, 2005, any person that possesses covered consumer information must take reasonable measures to protect against unauthorized access when the information is disposed. Rules addressing affiliate sharing of customer information have also been proposed. Federal regulators drafting rules implementing the FACT Act also are considering how to implement the provision requiring lenders to notify customers when credit is approved on terms less favorable because of negative information received in a credit report and whether lenders must disclose risk-based pricing policies when a customer applies for a loan.

Congress in 2003 also re-enacted the Soldiers and Sailors Civil Relief Act of 1940 as the Service members Civil Relief Act, or SCR Act, to provide certain protections and benefits for members of military services on active duty. The SCR Act places an interest rate cap of 6% on borrowing obligations, including mortgages, incurred by the borrower before entering active military service. In such cases, financial institutions may not charge a higher interest rate during the service member’s period of active service. “Interest rate” includes all charges and fees except bona fide insurance related to the obligations. Relief under this provision also extends to obligations on which a covered service member is a co-obligor. As re-enacted, the SCR Act and its legislative history make it plain that Congress intends all interest above the 6% limit to be forgiven by the lender and not just deferred. In addition, for mortgages entered into before the borrower’s active duty service and that go into default, institutions may not, in general, foreclose during the period of military service or for three months thereafter. In view of the large number of U.S. Armed Forces personnel on active duty and likely to be on active duty in the future, compliance with the SCR Act may have an adverse effect on our cash flow and interest income.

As part of its program to review its regulations on a periodic basis, the Federal Reserve Board adopted revisions in 2003 to its Regulation B, which implements the Equal Credit Opportunity Act, which prohibits creditors, including us, from discriminating against applicants on specified bases such as race, gender, marital status or national origin. Among the changes in these rules are provisions concerning the collection and retention of certain information, treatment of joint applications and notices of adverse actions.

The Congress, various states and cities are considering or have passed laws or regulations aimed at curbing “predatory lending” practices. The federal government is also considering legislative and regulatory proposals in this regard. In general, these proposals involve lowering the existing federal HOEPA thresholds for defining a “high-cost” loan, and establishing enhanced protections and remedies for borrowers who receive such loans. However, many of these laws and regulations extend beyond curbing predatory lending practices to restrict commonly accepted lending activities, including some of our activities. For example, some of these laws and regulations prohibit or limit prepayment charges or severely restrict a borrower’s ability to finance the points and fees charged in connection with a loan. We monitor these laws prior to enactment and adopt appropriate practices to maintain compliance. In addition, proposals addressing practices labeled as “predatory lending,” continue to be considered in Congress. In March 2005, two separate bills, H.R. 1182, or Miller-Watt, and H.R. 1295, or Ney-Kanjorski, aimed at expanding HOEPA were introduced. Miller-Watt is modeled after North Carolina’s predatory lending law and would serve as a national floor—states (and local government agencies) could enact tougher predatory lending laws. Ney-Kanjorski similarly would establish a national predatory lending standard; however, the new law would expressly preempt state and local predatory lending laws. Although none of the bills has been brought to a committee mark-up, banking and financial trade associations, including the Mortgage Bankers Association, have endorsed the desirability of legislation providing national standards concerning predatory mortgage lending that would apply uniformly to all providers. We cannot predict whether any such proposals will be enacted and what the effects of any new “predatory lending” legislation might be on us.

The scope of governmental concern with predatory practices in the financial services industry has continued to expand, and members of Congress have called attention to this issue. The FTC, state authorities and the Office of Thrift Supervision, or OTS, have recently entered into enforcement agreements with servicers of non-prime mortgages based upon multiple allegations of practices regarded by the agencies as abusive. These settlements involved both civil fines and commitments to make significant changes in the servicer’s practices. In addition, the bond rating agencies have addressed alleged “predatory servicing” activities of servicers of non-prime mortgage loans.

ACC Capital Holdings Corporation and several of its residential lending subsidiaries, including Ameriquest Mortgage Company, to which we refer collectively as Ameriquest, recently agreed to a $325 million nationwide settlement with the state attorneys general of forty-nine states and the District of Columbia to resolve claims that Ameriquest engaged in predatory lending practices. The settlement agreement, which was effective March 15, 2006, also enjoins Ameriquest from engaging in unfair or deceptive acts or practices and imposes new origination-related requirements upon Ameriquest. These new requirements include, among others, (1) providing detailed oral and written disclosures (in addition to those required under applicable state and federal law), (2) limiting refinances of Ameriquest loans, (3) prohibiting an employee compensation system that is tied to loan fees or closing costs, (4) implementing training courses for employees, (5) using independent loan closers, (6) limiting prepayment penalty periods on variable rate mortgages, and (7) implementing an internal monitoring program to ensure compliance with the settlement agreement. These requirements are generally more restrictive than existing consumer credit laws that address the same topics. It is not yet clear what effect this settlement will have on the industry and the extent to which certain of these requirements become industry best practices. Many of these requirements have not been adopted or integrated into our lending operations.

On December 29, 2005, the federal mortgage banking agencies published in the Federal Register for public comment a draft of the proposed guidance to address certain concerns that the agencies had about the proliferation of “nontraditional mortgage products,” loosely defined as any mortgage where the borrower is able to defer repayment of principal for a period of time—in other words, interest only-loans and ARMs. The guidance notes that financial institutions are increasingly combining these loans with other practices, such as making simultaneous second-lien mortgages and allowing reduced documentation in evaluating the applicant’s creditworthiness. The guidance acknowledges that innovations in mortgage lending can benefit some consumers, but that these layering practices can present unique risks that institutions must appropriately measure, monitor and control. It recognizes that many of the risks associated with nontraditional mortgage loans exist in other adjustable-rate mortgage products, but the federal mortgage banking agencies share an elevated concern with nontraditional products due to the lack of principal amortization and potential accumulation of negative amortization. These agencies are also concerned that these products and practices are being offered to a wider spectrum of borrowers, including some who may not otherwise qualify for traditional fixed-rate or other adjustable-rate mortgage loans, and who may not fully understand the associated risks.

The guidance directs financial institutions to consider the effect of payment shock in underwriting by evaluating whether the borrower will be able to make the higher monthly payments once the loan begins amortizing. At the very least, underwriting criteria must “include an evaluation of [the borrower’s] ability to repay the debt by final maturity at the fully indexed rate, assuming a fully amortizing repayment schedule.” Lenders would be directed to “avoid the use of loan terms and underwriting practices that may result in the borrower having to rely on the sale or refinancing of the property once amortization begins.” In addition, the guidance noted that lenders often underwrite nontraditional mortgage products with less stringent or no income and asset verification requirements as compared to traditional “full” underwriting. Although it did not outright prohibit reduced income or asset verification programs in connection with nontraditional mortgages, the guidance cautioned lenders against “over-reliance on credit scores as a substitute for income verification in the underwriting process” in connection with these products. The guidance expressed the greatest concern about risk layering in connection with nontraditional mortgage programs “that target subprime borrowers through tailored marketing, underwriting standards, and risk selection[.]”

While not specifically applicable to loans originated by us, the guidance and related banking regulations are instructive of the regulatory climate relating to low and no documentation loans, such as the stated income and no documentation loan products, and nontraditional mortgage products, such as interest-only ARMs, made by us. Our ability to finance the origination of our alternative documentation or no documentation loans and nontraditional mortgage loans and sell such loans to or the related securities to third parties could be impaired if our financing sources or mortgage buyers are required or choose to incorporate prohibitions or requirements from certain anti-predatory lending practices into their eligibility criteria, even if the laws do not specifically apply to us.

The federal government also is reconsidering provisions that are important parts of the legal framework applicable to us as mortgage lenders.

The United States Department of Housing and Urban Development, or HUD, in 2002 proposed major changes to the Real Estate Settlement Procedures Act of 1974, as amended, or RESPA. If those proposed changes were adopted, lenders, as well as other settlement service providers, would have the ability to choose to offer a borrower a guaranteed or fixed price for all closing costs (referred to as a Guaranteed Mortgage Package, or GMPA), or would be required to provide a more detailed level of disclosure. Under the GMPA program as originally proposed, a settlement service provider would be able to offer an applicant a guaranteed fixed closing cost for all or most settlement services. By doing so, the settlement service provider would be exempt from all of the RESPA Section 8 prohibitions on the payment of referral fees with respect to the services offered as part of the GMPA. These proposed changes were met with significant resistance from the real estate and mortgage banking industries, and senior members of Congress suggested that HUD re-evaluate some of the proposed reforms. A February 2004 HUD staff study on mortgage broker compensation disclosure concluded that the compensation disclosures proposed by HUD would not be effective and could be confusing and that consumer mortgage costs could be reduced if rules encouraged and facilitated comparison shopping on loans. HUD subsequently withdrew these RESPA proposals. The Secretary of HUD, Alphonso Jackson, has stated he intends to give further attention to these matters, including the possibility of reproposing a revised rule. Other revisions to the RESPA rules also have been suggested. Critics of the existing RESPA rules have pointed out that state anti-tying, anti-affiliation, and “mini-RESPA” laws present significant obstacles to a single settlement package approach and have suggested HUD consider preemption of such states laws in order to promote competition, uniformity and customer savings. Lack of clear regulatory guidance under RESPA gives rise to uncertainty about what payments and activities are appropriate in transactions involving electronic commerce. We cannot predict whether any re-proposed proposals will be adopted and what effects any new RESPA rules might have on us.

Federal regulators are giving greater scrutiny to the quality and independence of property appraisals used in mortgage lending. Effective August 19, 2004, HUD has adopted revised rules governing appraisals submitted in connection with loans originated for the Federal Housing Administration. These rules provide penalties for lenders who knew, or should have known, that an appraiser submitted an intentionally inaccurate valuation of a residence. As adopted, the rules differed from the HUD proposed rule, which would have held lenders and appraisers equally responsible for inaccurate appraisals. Although the HUD rules affect only FHA loans, parallel to the HUD initiative is the reissuance of appraisal guidelines by the federal banking regulators. These guidelines call for appraiser independence from the lender, separation of the responsibility of engaging an appraiser from mortgage loan production, and the evaluation of the appraisal to be separate from both the appraiser and the mortgage loan officer. Although we are not subject to federal banking regulation, nor do we currently originate FHA loans, the appraisal practices established by these federal agencies are likely to affect industry best practice standards, may be included as contractual requirements by parties with whom we deal, may be adopted by regulatory bodies having jurisdiction over us, or our affiliates, or may be asserted in litigation against us.

Regulatory and court actions continue to expand the scope of federal preemption of state laws, including “predatory lending” laws, for the benefit of our competitors that are federally chartered banks or thrifts. Federal regulators have expressed their position that these preemption provisions benefit mortgage subsidiaries of federally chartered institutions as well. In January 2004, the Comptroller of the Currency finalized preemption rules that confirm and expand the scope of this federal preemption for national banks and their operating subsidiaries. Such federal preemption rules and interpretations generally have been upheld in the courts. Moreover, at least one national rating agency has announced that in recognition of the benefits of federal preemption, it will not require additional credit enhancement by federal institutions when they issue securities backed by mortgages from a state with predatory lending laws. As a non-federal entity, we will continue to be subject to such rating agency requirements arising from state or local lending-related laws or regulations. The rating agencies will not rate, will impose various additional restrictions on their ratings of, or will require increased levels of over-collateralization in order to rate, securitizations involving mortgages that may be “high-cost mortgages” under state statutes. Accordingly, as a mortgage lender that is generally subject to the laws of each state in which we do business, except as may specifically be provided in federal rules applicable to all lenders (such as FCRA, RESPA or TILA), we may be subject to state legal requirements and legal risks under state laws to which these federally regulated competitors are not subject, and this disparity may have the effect of giving those federal entities legal and competitive advantages.

Effective July 1, 2003, the OTS, the agency that administers the Parity Act for unregulated housing creditors, withdrew its favorable Parity Act regulations and Chief Counsel Opinions that authorized lenders to charge prepayment and late fees in connection with certain adjustable rate mortgages in certain circumstances notwithstanding contrary state law. In July 2004, the U.S. Court of Appeals for the District of Columbia upheld the OTS action withdrawing its Parity Act regulations and thus subjecting non-federal housing creditors to state law concerning prepayment and late fees. The OTS’s ruling by its terms does not have retroactive effect on loans originated before July 1, 2003. Nevertheless, on April 24, 2003, a New Jersey state appellate court relied on the new OTS rule to find that the Parity Act did not preempt New Jersey state law restrictions on prepayment charges in the past. Although this ruling was recently reversed on appeal by the New Jersey Supreme Court, if courts in other jurisdictions were to reach conclusions like the New Jersey appellate court’s decision, those courts might call into question the validity of prepayment penalty provisions under which we have previously collected prepayment charges and which we continued to include in our mortgage loan documentation prior to July 1, 2003 on the basis of Parity Act preemption. If such a decision were made by a court or agency with jurisdiction over us, we might be required to refund and waive a significant amount in prepayment charges.

Changes to mortgage-related laws and regulations to address perceived consumer protection issues could reduce our mortgage loan origination volume. In fact, we previously withdrew from certain jurisdictions such as Georgia due to similar changes in legislation. Subsequently, we began doing business in these jurisdictions again. However, any further legislation in this area may cause us to withdraw from doing business in these and other states in the future. In addition, for reasons of reputation and because of the enhanced risk, many whole-loan buyers elect not to purchase any mortgage loan labeled as a “high-cost” loan under any local, state or federal law or regulation. Accordingly, these laws and regulations could severely constrict the secondary market for a significant portion of our mortgage loan production. This could effectively preclude us from originating mortgage loans that fit within the newly defined parameters and could have a material adverse effect on our ability to sell or securitize mortgage loans and therefore our results of operations, financial condition and business.

Adoption of these laws and regulations could have a material adverse impact on our business by substantially increasing the costs of compliance with a variety of inconsistent federal, state and local rules, or by restricting our ability to charge rates and fees adequate to compensate us for the risk associated with certain mortgage loans.

New reporting requirements under HMDA effective in January 2004 require lenders beginning in August 2005 to disclose data on high-cost loans, as well as data on race, ethnicity, and gender. It is expected that the disclosure of such information will facilitate identification of patterns of discrimination in pricing and geographic distribution of mortgage loans. In September 2004, the OCC Chief Counsel called attention to the need to review existing practices to identify potential HMDA issues so that they can be resolved before the new rules require data to be publicly available. The reporting requirements are also likely to have competitive effects in advance of the effective date as lenders adjust their policies with respects to loans that would generate data pertinent to the new reporting requirements.

Furthermore, members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of our mortgage loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantage of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits to borrowers could have a material adverse effect on the demand for the kind of mortgage loans we offer.

The federal flood insurance program was extended for four years in legislation adopted at the end of June 2004. Among the significant amendments were changes in the nature of the flood insurance program for residents of repetitive loss areas.

Congress and federal regulators continue to consider a number of proposals that could have substantial effects on the government sponsored enterprises, particularly Fannie Mae, Freddie Mac, and the Federal Home Loan Banks, which provide secondary markets for mortgage loans. Both the Federal Reserve and the Department of the Treasury have expressed concerns about the rapid growth of Fannie Mae and Freddie Mac and their relative lack of market discipline. We cannot predict whether any such proposals will be enacted, what the effects of any new government-sponsored entities legislation might be on us, and what the effects might be for us of any regulatory or voluntary changes.

In June 2004, the Federal Housing Finance Board, or FHFB, adopted a rule requiring the Federal Home Loan Banks, or FHL Banks, to register their securities with the SEC and thus be subjected to the specific standards and disclosures required by such registration took significant actions affecting the operations of the FHL Banks. Moreover, in July 2004, the FHFB entered into a formal agreement with the FHL Bank of Chicago, which had originated the Mortgage Partnership Finance, or MPF, mortgage purchase program. The MPF program has grown rapidly in recent years and the FHL Banks have purchased and currently hold over $110 billion in mortgage loans. In view of the size, scope, and roles of these institutions in mortgage lending and financial markets, these proposals, if enacted into law, and any changes adopted through regulation or by voluntary response to governmental criticisms, could have substantial effects on the mortgage lending industry. We cannot predict how any such changes that do occur may affect our business.

On December 22, 2004, the Securities and Exchange Commission, or SEC, released Regulation AB (“Reg. AB”) which codifies requirements for the registration, disclosure, and reporting for mortgage-backed and other asset-backed securities. Reg. AB, which applies to publicly issued securities issued after December 31, 2005, imposes additional costs and burdens upon us in connection with the issuance of asset-backed securities. In addition, the substantive requirements of Reg. AB may also be applied as “best practices” to sellers or servicers of mortgage-backed securities. We cannot predict the long term effects of Reg. AB on our business.

In late June 2004, the Basel Committee on Bank Supervision adopted a complex, new framework for participating countries to follow in adopting revised capital guidelines for the world’s largest banking institutions, many of which have subsidiaries that are among the largest mortgage lenders in the United States. Although these changes are not expected to take full effect until 2008, the new capital rules adopted for regulated U.S. financial institutions may effectively reduce the capital requirements for mortgages made by the largest institutions subject to the new Basel framework and thus may have profound effects on the structure and competition in the mortgage business. We cannot predict how the new capital regime to be developed based upon the new Basel framework will be implemented and what effects it will have on our competitors or our business.

Regulatory and legal requirements are subject to change and may become more restrictive, making our compliance more difficult or expensive or otherwise restricting our ability to conduct our business as it is now conducted. Changes in these regulatory and legal requirements—including changes in their enforcement—could materially and adversely affect our results of operations, financial condition and business.

USA Patriot Act

The President of the United States signed the USA PATRIOT Act into law on October 26, 2001 and as amended on March 9, 2006. The USA PATRIOT Act establishes a wide variety of new and enhanced ways of combating international terrorism. The provisions that affect national banks and other financial institutions most directly are contained in Title III of the Act. In general, Title III amends current law—primarily the Bank Secrecy Act—to provide the Secretary of Treasury and other departments and agencies of the federal government with enhanced authority to identify, deter and punish international money laundering and other crimes.

Among other things, the USA PATRIOT Act prohibits financial institutions from doing business with foreign “shell” banks and requires increased due diligence for private banking transactions and correspondent accounts for foreign banks. In addition, financial institutions will have to follow new minimum verification of identity standards for all new accounts and will be permitted to share information with law enforcement authorities under circumstances that were not previously permitted. These and other provisions of the USA PATRIOT Act became effective at varying times and the Secretary of Treasury and various federal banking agencies are responsible for issuing regulations to implement the new law. The Treasury Department has indicated that it intends to develop regulations that will apply at least some of the USA PATRIOT Act requirements to nonbanking lending companies, such as mortgage lenders. To the extent the USA PATRIOT Act applies to our mortgage banking operations, we may be subject to additional burdens of compliance and potential liability for failure to comply.

Environmental Regulation

In the course of our business, we may foreclose and take title to the underlying property securing our mortgage loans and could be subject to environmental liabilities with respect to one or more of these properties. The laws and regulations related to environmental contamination often impose liability without regard to responsibility for the contamination. We may be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our results of operations, financial condition and business could be materially and adversely affected.

Licensing

We are currently in the process of obtaining the necessary licenses so that PCFI will be able to fund, hold and originate mortgage loans in nearly all of the states in which PCHLI is currently licensed to fund, hold and originate mortgage loans. Until such time as PCFI is fully licensed to fund, hold and originate mortgage loans, originations will continue to be conducted by PCHLI.

PCFI is licensed, or exempt from any requirement to be licensed, to fund or purchase loans in nearly all of the states in which PCHLI presently originates loans. Until PCFI is licensed to originate mortgage loans in all states in which PCHLI is licensed to originate mortgage loans, we expect that substantially all of our mortgage loans will continue to be sourced, underwritten and processed by PCHLI, including those that will be held in our investment portfolio. PCFI will pay PCHLI a fee for the origination, processing and servicing functions provided by PCHLI for the mortgage loans held in our investment portfolio. If PCFI becomes fully licensed to fund, hold and originate mortgage loans in each of the states in which PCHLI is licensed, then PCFI could originate and fund substantially all of the mortgage loans that we intend to retain in our investment portfolio and is generally not expected to fund or purchase mortgage loans originated by PCHLI. However, there may be limited circumstances after PCFI is fully licensed where PCHLI will fund or originate one or more loans that PCFI will subsequently purchase from it. To the extent that PCFI purchases mortgage loans from PCHLI, it will be required to purchase those loans at fair market value and PCHLI will be subject to federal, state and local corporate income tax on any taxable gain recognized by it on the sale.

Employees

As of March 31, 2006, we had 1,236 employees, of which 554 were employed in our wholesale lending division, 322 were employed in our retail lending division, and 360 were employed in administration and operations support. None of our employees are represented by a union or covered by a collective bargaining agreement. We believe that the compensation and benefits offered to our employees are competitive and that our relationship with our employees is generally good.

Properties

Our principal offices are located at 7515 Irvine Center Drive, Irvine, California 92618, where we lease approximately 135,473 square feet of space from an unaffiliated party. Additionally, we lease 24 branch office facilities, the largest of which is 15,398 square feet, and none of which, individually, represent a material expense to our operations. Our principal Irvine, California office rent expense is material to our operations, although we believe the price we are obligated to pay is below current market rates. We took occupancy of this facility in October 2003. If we are forced to vacate any of our facilities due to lease expirations or any other reason, we believe that equally suitable alternative locations are available in all areas where we currently do business. As of March 31, 2006, we had 19 regional wholesale origination offices, six in California, two in Florida, two in Texas, and one each in Nevada, Hawaii, Colorado, Illinois, Tennessee, Pennsylvania, Arizona, Michigan, and New York, and we had seven retail lending offices in five states, three in California and one each in Colorado, Maryland, Arizona, and Nevada.

Legal Proceedings

Rhonda L. Torres v. PCHLI is a purported nationwide class action suit filed on December 14, 2005 in the United States District Court for the Central District of California. The lawsuit alleges violations of the Fair Credit Reporting Act (“FCRA”) by PCHLI’s use of credit reports to pre-screen and select consumers to receive offers of credit that did not meet the “firm offer” requirements of the FCRA. Asbury v. PCHLI, a similar case filed on behalf of all Illinois recipients of such mailings, was filed in the United States District Court for the Northern District of Illinois on September 28, 2005. These cases have been tendered to PCHLI’s insurance carrier and are still in the early stages of litigation. This is an unsettled area of the law and it is not possible at this time to evaluate PCHLI’s likelihood to prevail on the merits.

Ronald Poole v. PCHLI and Weeks is a purported class action lawsuit filed on March 10, 2006 in Duval County Circuit Court in Florida on behalf of all Florida borrowers for certain claims and all Florida borrowers whose loans were originated by PCHLI and whose property was appraised by co-defendant The Weeks Appraisal Group Inc. (“Weeks”) for other claims. The lawsuit alleges, among other things, that PCHLI and Weeks engaged in unlawful business practices by charging deceptive fees and failing to provide required disclosures in violation of RESPA and Florida statutes. PCHLI has removed the case to the United States District Court for the Middle District of Florida, Jacksonville Division, and is preparing a motion to compel arbitration of Mr. Poole’s individual claims. Discovery has not commenced. PCHLI believes it has strong defenses and intends to vigorously defend this lawsuit, but it is not possible to predict an outcome at this preliminary stage.

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO

CERTAIN ACTIVITIES AND TRANSACTIONS

The following is a discussion of our investment policies with respect to portfolio management, leverage, hedging, liquidity and loss mitigation and reserve and policies with respect to certain other activities. These policies may be amended or revised from time to time at the discretion of our board of directors, without a vote of our stockholders. Any change to any of these policies by our board of directors, however, would be made only after a thorough review and analysis of the change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our board of directors believes that it is advisable to do so in the best interest of our stockholders. Our investment objectives may not be attained.

Portfolio Management

Types of Investments

Our primary strategy, and a strategy that differentiates us from many other residential mortgage REITs that do not have mortgage loan origination capabilities, is to continue to expand our residential mortgage banking operations and to retain in our investment portfolio mortgage loans that we self-originate, as opposed to purchasing comparable securities or mortgage loans on the secondary market at what we believe would be higher premiums. We believe that, as a result of this strategy, we will be able to continue to build an investment portfolio of mortgage loans at lower costs, which we expect will give us a competitive advantage over other mortgage loan investors that do not possess loan origination capabilities.

Leverage Policy

We employ a leverage strategy to increase our mortgage loan origination activities by securitizing a substantial amount of our mortgage loan originations in transactions that we believe will be treated as borrowings for tax and accounting purposes. We generally seek to borrow between approximately 12 and 16 times the amount of our consolidated equity capital, although our actual debt-to-equity ratio varies from time to time depending on market conditions and other factors deemed relevant by our management and board of directors. In general, our warehouse financing facilities limit our debt-to-equity ratio to a level of 16 to 1. However, each of the lenders under our warehouse financing facilities disregards non-recourse financing, including the bonds underlying our on-balance sheet securitizations, in computing the leverage ratio.

Our mortgage loan portfolio is financed by borrowings on our warehouse financing facilities, the issuance of mortgage-backed securities, and, to a lesser extent, our equity capital. We intend to structure the securitizations of the mortgage loans in our portfolio as financings for tax and accounting purposes, rather than as sales and, therefore, do not recognize a gain or loss on securitizations for tax and accounting purposes.

The residential mortgage-backed securities in which we invest generally are secured by or evidence ownership interests in pools of mortgage loans secured by one to four family residential properties. Subject to our investment guidelines, these securities may be senior, subordinate, investment grade or non-investment grade securities. We seek to hold only subordinate classes that result from securitizations of the mortgage loans in our investment portfolio. We expect the majority of our residential mortgage-backed securities investments to be rated by at least one nationally recognized statistical rating agency and to consist of securities that are part of a capital structure or securitization where the rights of such class to receive principal and interest are senior to the rights of subordinate or lower classes of securities. We seek to invest in residential mortgage-backed securities that are expected to yield current interest income and where we consider the return of principal to be likely. We may also acquire residential mortgage-backed securities from originators of, or investors in, mortgage loans, including savings and loan associations, mortgage bankers, commercial banks, finance companies, investment banks and other entities.

The yield on residential mortgage-backed securities depends on the timely payment of interest and principal due on the underlying mortgage loans by the borrowers under such mortgage loans. Accelerated prepayments due to refinancing and defaults by such borrowers may ultimately result in deficiencies and defaults on the residential mortgage-backed securities. In the event of a default, the trustee for the benefit of the holders of residential mortgage-backed securities generally has recourse only to the underlying pool of mortgage loans and, if a loan is in default, to the mortgaged property securing such mortgage loan. After the trustee has exercised all of the rights of a lender under a defaulted mortgage loan and the related mortgaged property has been liquidated, no further remedy generally will be available. However, holders of relatively senior classes of residential mortgage-backed securities will be protected to a certain degree by the structural features of the securitization transaction within which such residential mortgage-backed securities were issued, such as the subordination of the relatively more junior classes of the residential mortgage-backed securities.

Generally, in considering whether to acquire a residential mortgage-backed security, we expect to perform due diligence, to the extent possible, to assess a number of factors, which may include:

•	the credit quality of the mortgage loans;

•	the likelihood of prepayment, which residential borrowers are generally permitted to do without penalty after an initial period;

•	the extent of any guarantee of the mortgage loans securing the mortgage-backed securities by the federal government or a government-sponsored entity;

•	the capabilities of the servicer of the mortgage loans;

•	the structure of the residential mortgage-backed securities (including any subordination levels);

•	the prepayment and default history of the other mortgage loans previously originated by the applicable lenders;

•	our cash flow analyses under various prepayment and interest rate scenarios; and

•	our analyses of various borrower default scenarios.

Investment Policy

Our board of directors has adopted an investment policy that provides, among other things, that:

•	no investment shall be made which would cause us to fail to qualify as a REIT; and

•	no investment shall be made which would cause us to be regulated as an investment company.

Our board of directors may amend or waive compliance with this investment policy at any time without the consent of our stockholders.

Asset and Liability Committee

We have established an asset and liability committee for the purpose of assisting with the prudent management of our liquidity needs and interest rate risk exposure. This committee is comprised of senior members of our management team, including David Zimmer, our Executive Vice President—Asset Management, Brad Plantiko, our Executive Vice President—Finance and Operations and Howard Weitzman, our Senior Vice President and Chief Financial Officer. The committee is responsible for:

•	defining, measuring and managing the various financial risks inherent in our business on a consistent basis;

•	establishing a monitoring and reporting system for cash, liabilities, assets and risk management;

•	ensuring our cash flow requirements are met;

•	sourcing, pricing and managing liquidity in the context of our ongoing operations;

•	managing interest rate risk to minimize the adverse impacts that fluctuations in interest rates could have on our long-term financial strength;

•	establishing risk management policies to monitor and regulate procedures necessary for managing net revenue projections through scenario analysis;

•	managing securitizations and whole loan trading schedules; and

•	reporting to our board of directors at least quarterly.

Our Hedging Activities

Anticipating the direction of interest rates is generally not be a part of our business strategy. We seek to maintain hedge positions that avoid the effects of severe interest rate movements, which might otherwise curtail our ability to earn net interest income. Accordingly, we generally seek to match cash flows of our assets with similar offsetting liabilities. Generally, adjustable-rate assets are matched with adjustable-rate liabilities and fixed-rate assets will be matched with fixed-rate liabilities.

Subject to the limitations imposed by the REIT qualification tests, some or all of the following financial instruments may be used for hedging interest rate risk: interest rate swaps and Eurodollar contracts, interest rate caps, term repurchase agreements and other instruments that may be determined to be advantageous and are permitted under the hedging policy that is to be adopted by our board of directors. Examples of other possible hedging instruments include interest rate collars, interest rate floors, or options on any of these named instruments.

Instruments may be used to hedge as much interest rate risk as our management determines to be in the best interest of our stockholders, given the cost of such hedges and the need to maintain our status as a REIT. We may elect to bear a level of interest rate risk that could otherwise be hedged when we believe, based on all relevant facts, that bearing such risks is advisable. We engage in hedging for the sole purpose of protecting against interest rate risk and not for the purpose of speculating on changes in interest rates.

The following describes common instruments that we may use:

Interest Rate Swaps Agreements and Eurodollar Contracts

Interest rate swaps agreements, or swaps, are contracts entered into between two parties whereby each party agrees, for the term of the agreement, to pay the other a certain interest rate. Typically, one party will pay a fixed-rate of interest, and the other will pay an adjustable-rate. Thus, the party that pays a fixed-rate will receive an adjustable-rate and the party that pays an adjustable-rate will receive a fixed-rate. In most instances, we will pay a fixed-rate and receive an adjustable-rate in order to hedge interest rate risk inherent in some of the adjustable-rate mortgage loans or mortgage-backed securities in which we plan to invest.

We will own adjustable-rate mortgage loans. In order to hedge the interest rate risk associated with owning adjustable-rate mortgage loans and mortgage securities, we may enter into swap agreements to attempt to fix the liability funding period to the expected duration of the adjustable-rate mortgage loan interest rate reset periods. Eurodollar contracts are different financial agreements that closely replicate the desired effects of swaps.

Interest Rate Caps

Interest rate cap agreements, or caps, are agreements entered into between two parties whereby one party agrees, for the term of the agreement, to pay the other in the event the current value of an interest rate index exceeds a specified level. The party agreeing to make payments is paid an up-front fee. For example, a cap can be entered into with a specified notional amount and a trigger set at 6.0% based on the one-month LIBOR. In that example, if the one-month LIBOR rises above the 6.0% trigger during the five-year term of the cap, the owner of the cap will receive from the counterparty periodic payments equal to the product of (i) the excess of the current value of the one-month LIBOR over the threshold rate and (ii) the notional amount of the cap. A cap agreement typically will be in place for a period of three to five years.

A cap agreement can offset risks inherent in adjustable-rate mortgage loans with what are known as life caps. Life caps limit, for the life of the loan, the maximum rate of interest the borrower will be obligated to pay. Typically, the life cap of an adjustable-rate mortgage loan is equal to the initial interest rate plus 5.0% or 6.0%. Thus, if an adjustable-rate mortgage loan has an initial rate of 6.0%, the life cap would most likely be either 11.0% or 12.0%.

In the event that we are faced with the life caps described above, we may purchase a cap agreement with a trigger, or threshold rate, of 11.0%. Thus, if one-month LIBOR were to increase and move above 11.0%, we would receive from the counterparty periodic payments equal to the product of (i) the excess of the current value of the one-month LIBOR over the threshold rate and (ii) the notional amount of the cap. This sort of instrument can eliminate the risk of our liabilities costing more than the rate received on the mortgage assets. In the example above, we would hold an asset paying us a capped rate of 11.0% while potentially paying a corresponding liability set at one-month LIBOR with an interest rate above 11.0%. If we also held an interest rate cap with a trigger of 11.0%, the interest rate mismatch would be bridged.

Financial Futures

We may use financial futures, which are agreements between two parties to transact a set of financial instruments on a future date at an agreed upon price. Financial futures are used as a hedge for our assets against fluctuating interest rates.

Term Repurchase Agreements

Because we may use reverse repurchase agreements to finance some of our assets, we may also, at times, use term repurchase agreements. Reverse repurchase agreements are typically limited to 30 days. After the term, the interest rate we pay is reset at the current market interest rate. Term repurchase agreements, on the other hand, are agreements with terms of 60 or 90 days or longer. Some terms can be as long as a year or more. Term reverse repurchase agreements are financing arrangements that are also used to attempt to fix the liability funding period to the expected duration of an adjustable-rate mortgage-backed security or mortgage loan of less than one year that we hold.

In addition to using the above described financial instruments, we will seek to issue long-term securitized debt collateralized by some of our mortgage assets. This will serve as long-term financing of our pledged assets. We expect that long-term debt issuance will help us to more efficiently match assets with liabilities and reduce liquidity risk, margin call risk, interest rate risk and prepayment risk. To issue long-term debt, a portion of our assets would be pledged to a securitization trust that would, in turn, issue the long-term collateralized debt securities. The pledged mortgage assets would continue to be listed on our balance sheet as assets and the long-term debt would be listed on our balance sheet as a liability.

Liquidity Policy

Our goal is to have committed financing facilities in place to support our origination activities and our portfolio management and securitization activities. Our committed financing facilities allow us to retain loans prior to a securitization or whole loan sale for 180 days or more. However, we typically retain loans on warehouse facilities for an average of 45 to 90 days prior to whole loan sales or securitizations.

Currently, we have six warehouse financing facilities, providing $1.6 billion in committed financing. Generally, our goal is to maintain average utilization of approximately 70% to 80% of the financing facilities.

During periods when we are securitizing loans, the average utilization could be as high as 95% of the financing facilities. We closely monitor our loan originations and the corresponding capacity of our warehouse financing facilities. We consistently forecast future origination levels along with the expected timing of whole loan sales and securitizations in our efforts to ensure adequate borrowing capacity.

Policies with Respect to Certain Other Activities

If our board of directors determines that we require additional working capital, we may raise funds through additional equity offerings, debt financings, retention of cash flow (subject to provisions in the Internal Revenue Code concerning distribution requirements and the taxability of undistributed REIT taxable income) or a combination of these methods.

If our board of directors determines that it is advisable to raise additional equity capital, it has the authority, without stockholder approval, to issue additional authorized common and preferred stock in any manner and on such terms and for such consideration as our board of directors deems appropriate.

Debt financings may be in the form of traditional bank borrowings, publicly or privately placed debt instruments, purchase money obligations to the sellers of assets to us, long-term bonds or other publicly or privately placed debt instruments, financing from banks, institutional investors or other lenders, securitizations, including collateralized debt securities, any of which indebtedness may be unsecured or may be secured by mortgage loans or other interests in our assets. This indebtedness may have recourse to all or any part of our assets or may be limited to the particular asset to which the indebtedness relates.

We have authority to offer our common stock or other equity or debt securities in exchange for property or other non-cash consideration and to repurchase or otherwise reacquire our shares or any other securities and may engage in such activities in the future. Similarly, we may offer additional interests that are exchangeable into common stock or, at our option, cash, in exchange for property or other non-cash consideration. We also may make loans to our subsidiaries. We may, but do not intend to, make loans to any other persons outside of our ordinary course of business as a mortgage banking company.

Subject to our ownership limitations and the gross income and asset tests necessary for REIT qualification, we may invest in other entities engaged in mortgage-related activities or in the securities of other issuers, including for the purpose of exercising control over such entities. We also may engage in the purchase and sale of investments. We do not intend to underwrite the securities of other issuers. In addition, we will provide our stockholders with an annual report which will contain financial statements audited by our independent public accountant.

Our board of directors may change any of these policies without a vote of our stockholders.

Conflict of Interest Policy

Our board of directors consists of five directors, four of whom are independent directors within the meaning of the listing standards and rules of the NYSE. We adopted policies to reduce or eliminate potential conflicts of interest. However, the NYSE listing standards and rules or our policies may not be successful in eliminating the influence of these conflicts. We adopted a policy that requires the approval of a majority of our disinterested directors for any transaction involving us and any of our directors, officers or 5% shareholders.

MANAGEMENT

Our Directors and Executive Officers

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of five directors. Four of the five directors named below are independent under the marketplace rules of the New York Stock Exchange, or NYSE, as currently in effect. We are in the process of identifying one additional independent directors. The address of each of our current executive officers and directors is 7515 Irvine Center Drive, Irvine, California 92618. Our directors and executive officers, and their ages and position with us as of May 31, 2006 are as follows:

Name	Age	Position
Director and Executive Officer:

Neil Kornswiet	49	President and Chief Executive Officer and director
Directors:

Robert L. Harris	47	Chairman of the Board of Directors
Victor J. Coleman	44	Director
David F. Cronenbold	51	Director
Andrew J. Sobel	46	Director

Executive Officers:

Brad Plantiko	50	Executive Vice President—Finance and Operations
Dwayne Barfell	50	Executive Vice President and Co-Chief Production Officer
David Zimmer	44	Executive Vice President—Asset Management
Kathleen Lipps	41	Executive Vice President and Co-Chief Production Officer
Irwin Gubman	64	General Counsel and Secretary
Howard Weitzman	44	Senior Vice President and Chief Financial Officer

Director and Executive Officer

Neil Kornswiet.    Mr. Kornswiet is our President and Chief Executive Officer and is also a director. Mr. Kornswiet has served in these capacities since our formation in May 2004 and also served as our Chairman of the Board until August, 2005 when Mr. Harris, an independent director, was appointed to that position. Mr. Kornswiet founded our predecessor, People’s Choice Home Loan, Inc., in 1999 and served since its inception as its Chief Executive Officer and Chairman of its board of directors. Mr. Kornswiet was the founder of One Stop Mortgage and, from 1995 to 1999 he served as its President and Chief Executive Officer. In 1996, One Stop Mortgage was acquired by Aames Financial Corporation, and Mr. Kornswiet also served as President of Aames from 1997 to 1999. From 1992 to 1995, Mr. Kornswiet served as President of Quality Mortgage. Each of Aames Financial Corporation, One Stop Mortgage, and Quality Mortgage is a mortgage lending company. He earned a Bachelor of Science degree in accounting from Ohio State University and a Juris Doctor degree from the Georgetown University Law Center.

Executive Officers

Brad Plantiko.    Mr. Plantiko is our Executive Vice President—Finance and Operations and has been since October 2005. He also has served as our Executive Vice President—Finance and Chief Financial Officer from our formation until October 2005 and as the Chief Financial Officer of PCHLI since August 2002. From July 1998 to July 2002, he served as the Chief Financial Officer of Imperial Credit Industries, a diversified financial services holding company. Imperial Credit Industries filed for Chapter 11 reorganization protection under the federal bankruptcy laws in July 2003. From 1980 to 1998, he was a partner of KPMG LLP, a public accounting firm. He received his BS degree in accounting from California State University, Long Beach.

Dwayne Barfell.    Mr. Barfell is our Executive Vice President and Co-Chief Production Officer and has been since December 2004. He also has served as the Co-Chief Production Officer of PCHLI since 2001. From 1998 to 2001, he served as Division Vice President of Aames Home Loan, a mortgage lending company. From 1996 to 1998, Mr. Barfell served as the Vice President of One Stop Mortgage, a mortgage lending company.

David Zimmer.    Mr. Zimmer is our Executive Vice President—Asset Management since February 1, 2005. From May 2001 to October 2004, he served as Managing Director, Structured Finance of American Capital Access and as President of ACA Securities, LLC a monoline insurance company, and its Broker/Dealer subsidiary. From 1989 to 2000 he served as the Senior Vice President, Institutional Fixed Income Sales for Prudential Securities Inc. From 1986 to 1989 he served as the Senior Vice President, Institutional Fixed Income Sales of The First Boston Corporation, an investment bank. He received his Bachelor of Civil Engineering degree from The University of Dayton and M.B.A. from the University of Notre Dame Graduate School of Business.

Kathleen Lipps.    Ms. Lipps is our Executive Vice President and Co-Chief Production Officer since January 1, 2006, when she joined us. She had been the Northeast Division President of WMC Mortgage Corporation from 2004 until December 2005. From November 2001 through April 2004, she was employed by New Century Mortgage Corporation, serving in various sales and management positions, most recently as Vice President and Senior Region Manager based in New York. She has worked in the mortgage banking field in sales and management since 1990.

Irwin Gubman.    Mr. Gubman is our General Counsel and Secretary since December 2004. Mr. Gubman has more than 30 years of experience in the commercial banking and specialty finance industries. From 1996 to June 2002, he served as General Counsel and Secretary of Imperial Credit Industries, Inc., a publicly-traded, diversified financial services holding company. Imperial Credit Industries filed for Chapter 11 reorganization protection under the federal bankruptcy laws in July 2003. Prior to that, Mr. Gubman became a partner in the international law firm of Coudert Brothers in 1991, where he managed its West Coast banking practice and later managed its Singapore office. Mr. Gubman graduated from the University of Minnesota with a B.A. in international relations and received his J.D. from the University of Chicago Law School.

Howard Weitzman.    Mr. Weitzman has been our Senior Vice President and Chief Financial Officer since October 2005. From 2003 to October 2005, he served as Senior Manager in the financial services audit practice at Deloitte & Touche, where he specialized in serving mortgage banks, financial institutions and consumer finance companies. From 1994 to 2003, he was employed by Banner Holdings, Inc., a diversified consumer finance services company, serving in various senior financial management positions including Chief Financial Officer of Central Financial Acceptance Corporation and Controller and Principal Accounting Officer of Central Rents, Inc. From 1984 to 1994, Mr. Weitzman spent ten years as a certified public accountant at Coopers & Lybrand, most recently as Senior Manager. He received his BS degree in accounting from California State University, Northridge and is a CPA.

Directors

Robert L. “Chip” Harris, III.    Mr. Harris has been our Chairman since August 2005 and a director since December 2004. Mr. Harris has been the President and a director of Acacia Research Corporation, the holding company of Acacia Technologies and CombiMatrix Corporation (NASDAQ: ACTG and CBMX) since 1998. Prior to joining Acacia Research Corporation, Mr. Harris was the founder of Entertainment Properties Trust (NYSE: EPR), a real estate investment trust. Mr. Harris is a director of True Religion Apparel, Inc. (NASDAQ: TRLG) and he formerly served as a member of the board of directors of Imperial Bank.

Victor J. Coleman.    Mr. Coleman has been a director since December 2004. Mr. Coleman has been the President, Chief Operating Officer and co-founder of Arden Realty, Inc., a real estate investment trust located in Southern California, since its inception in 1996. He received his Master of Business Administration from Golden Gate University and a Bachelor of Arts from the University of California, Berkeley.

David F. Cronenbold, Jr.    Mr. Cronenbold has been a director since December 2004. Mr. Cronenbold is currently the President of County Title Holding Corporation and its wholly owned subsidiary, Land America/Southland Title Corporation. He co-founded County Title and the predecessor entity to Land America/Southland Title Corporation in 1985 and from 1994 through April 2004, served as their Chief Executive Officer. Mr. Cronenbold attended the University of California at Los Angeles.

Andrew J. Sobel.    Mr. Sobel has been a director since February 2006. Mr. Sobel is a co-founder, general partner, and managing member of Brentwood Capital Partners, LLC (BCP), a real estate investment firm, and has acted in that capacity since February 2005. Prior to founding BCP, from 1996 to 2005 Mr. Sobel was at Arden Realty, Inc. (NYSE: ARI), most recently serving as Executive Vice President—Strategic Planning and Operations. Mr. Sobel joined Arden’s predecessor entity in 1991. He earned a Bachelor of Science degree from State University of New York at Oswego and a Juris Doctor degree from the University of California, Berkeley (Boalt Hall).

Our Board of Directors; Committees

Our board of directors currently consists of five directors and we are in the process of identifying one additional independent director. Each of Messrs. Harris, Coleman, Cronenbold and Sobel is considered an independent director under the standards of the SEC and the NYSE.

Our board of directors is not divided into classes; therefore, our entire board of directors will be elected each year to serve until the next annual meeting of stockholders and until a successor is duly elected and qualifies. Our number of directorships may be changed only by resolution of the board of directors.

Following completion of our 144A Offering, our board of directors established the following committees, the principal functions of which are briefly described below. Other committees may also be established by our board of directors from time to time.

Audit Committee

Our audit committee is comprised of three independent directors: Messrs. Harris (Chair), Coleman and Sobel. Our board of directors has determined that all members of our audit committee satisfy the independence and financial literacy requirements of the NYSE. Our audit committee operates pursuant to a written charter adopted by our board of directors, which is included as an exhibit to the registration statement of which this prospectus is a part. Our audit committee charter, among other things defines the audit committee’s primary duties to include:

•	serving as an independent and objective body to monitor and assess our compliance with legal and regulatory requirements, our financial reporting process and related internal control systems and the performance generally of our internal audit function;

•	overseeing the audit and other services of our outside auditors and being directly responsible for the appointment, independence, qualifications, compensation and oversight of our outside auditors, who will report directly to the audit committee;

•	providing an open means of communication among our outside auditors, accountants, financial and senior management, our internal audit department, our corporate compliance department and our board of directors;

•	resolving any disagreements between our management and our independent auditors regarding our financial reporting;

•	meeting at least quarterly with our senior executives, internal audit staff and independent auditors;

•	preparing the audit committee report for inclusion in our annual proxy statements for our annual stockholder meeting; and

•	approving all audit, audit-related, tax and other services conducted by our independent auditors.

Compensation Committee

Our compensation committee consists of three independent directors: Messrs. Coleman (Chair), Harris and Cronenbold. Our compensation committee charter operates pursuant to a written charter adopted by our board of directors, which is included as an exhibit to the registration statement of which this prospectus is a part. Our compensation committee charter, among other things defines the compensation committee’s primary duties to include:

•	establishing guidelines and standards for determining the compensation of our executive officers;

•	evaluating the performance of our senior executives;

•	reviewing our executive compensation policies;

•	recommending to our board of directors compensation levels for our executive officers;

•	administering and implementing our equity incentive plans;

•	determining the number of shares underlying, and the terms of, restricted common stock and stock options to be granted to our directors, executive officers and other employees pursuant to our equity incentive plans;

•	preparing a report on executive compensation for inclusion in our annual proxy statement for our annual stockholder meeting; and

•	meeting at least quarterly without members of management present.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of two independent directors: Messrs. Cronenbold (Chair) and Sobel. Our nominating and corporate governance committee operates pursuant to a written charter adopted by our board of directors, which is included as an exhibit to the registration statement of which this prospectus is a part. Our nominating and corporate governance committee charter, among other things defines the nominating and corporate governance committee’s primary duties to include:

•	establishing standards for service on our board of directors;

•	identifying individuals qualified to become members of our board of directors and recommending director candidates for election or re-election to our board;

•	reviewing any proposed amendments to our charter and bylaws and recommending appropriate action to our board of directors;

•	considering and making recommendations to our board of directors regarding board size and composition, committee composition and structure and procedures affecting directors;

•	developing and recommending to our board of directors a set of governance guidelines and Code of Business Conduct and Ethics, and reviewing them annually and recommending changes as may be appropriate;

•	meeting at least quarterly without members of management present;

•	overseeing our position on and policies in respect to significant stockholder relations issues; and

•	monitoring our corporate governance principles and practices, our human resource practices and our fulfillment of our obligations of fairness in internal and external matters.

Disclosure Committee

The Board of Directors has also ratified the establishment of a disclosure committee that is comprised of members of our senior management and internal audit teams. The authority and responsibility of the Disclosure Committee is set forth in detail in its charter, which is posted on our website. The Disclosure Committee was established to assist Neil Kornswiet, our President and Chief Executive Officer, as well as Howard Weitzman, our Chief Financial Officer, in fulfilling their responsibility for oversight of the accuracy and timeliness of the disclosures made by PCFC. The Disclosure Committee will also assist in ensuring that any disclosure matter that may involve a conflict of interest is approved by disinterested members of the committee and our senior officers.

Compensation Committee Interlocks and Insider Participation

None of the members anticipated to serve on the compensation committee of our board of directors is or has been an officer or employee of our company. No executive officer of our company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee.

Removal of Board of Directors

Any director may resign at any time and may be removed, but only for cause, by the stockholders upon the affirmative vote of at least two-thirds of all the votes entitled to vote generally for the election of directors. “Cause” means, with respect to any particular director, conviction of a felony or final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty.

Limited Liability and Indemnification; Insurance

We maintain a directors’ and officers’ liability insurance policy. Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Our charter also authorizes us, to the maximum extent permitted by Maryland law, to obligate us to indemnify any of our present or former directors or officers or any individual who, while one of our directors or officers and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us to provide such indemnification and advance of expenses. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or certain other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty,

•	the director or officer actually received an improper personal benefit in money, property or services, or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation, and

•	a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and unenforceable. As a result, indemnification of our directors and officers may not be allowed for liabilities arising from or out of a violation of state or federal securities laws. Indemnification will be allowed for settlements and related expenses of lawsuits alleging securities laws violations and for expenses incurred in successfully defending any lawsuit, provided that a court of competent jurisdiction either:

•	approves the settlement and finds that indemnification of the settlement and related costs should be made; or

•	dismisses with prejudice or makes a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee and a court of competent jurisdiction approves the indemnification.

Director Compensation

Any member of our board of directors who is also our employee will not receive additional compensation for serving on our board of directors. Our non-employee directors who do not chair committees receive an annual retainer of $60,000, paid 50% in cash and 50% in restricted stock, and a fee of $1,500 for each full board of directors meeting attended in person, a fee of $1,000 for each committee meeting attended in person that occurs on a date different from a full board meeting date and a fee of $1,000 for each full board or committee meeting attended telephonically. Each non-employee director who is a committee chairman receives an annual retainer of $15,000 for the audit committee chairman, $10,000 for the compensation committee chairman and $10,000 for the chairmen of other committees. We also reimburse our directors for their reasonable travel expenses, if any, incurred in connection with their attendance at full board and committee meetings.

Our non-employee directors are eligible to receive restricted stock and option awards under our stock incentive plan. These options generally vest at a rate of one-third of the number of options per year commencing on the first anniversary of the grant date with an additional one third of the number of options vesting on each of the second and third anniversaries of the grant date. Restricted stock grants vest after twelve months. Our directors are provided insurance policy coverage under our directors’ and officers’ insurance commensurate with industry standards.

Our board of directors may change the compensation of our non-employee directors in its discretion.

Executive Compensation

The following table sets forth certain information relating to various forms of the total compensation earned by our (i) chief executive officer and (ii) our other four most highly compensated executive officers other than the chief executive officer who earned more than $100,000 during the year ended December 31, 2005 and (iii) up to two additional individuals for whom disclosure would have been required pursuant to the foregoing clauses (i) or (ii), but for the fact that the individual was not serving as an executive officer at the end of the year ended December 31, 2005. Such executive officers are referred to as the “Named Executive Officers.”

SUMMARY COMPENSATION TABLE

	Annual Compensation					Long-Term Compensation Awards
Named Executive Officer(1)	Year	Salary	Annual Bonus(2)	Other Annual Compensation(3)	Restricted Stock Awards	Securities Underlying Options		All Other Compensation
						($)	(#)
Neil Kornswiet President & Chief Executive Officer	2005	$500,000	$—	$18,000	$—	$1,950,000	195,000	$—

Brad Plantiko Executive Vice President—Finance and Operations	2005	300,000	300,000	12,000	—	950,000	95,000	—

David Zimmer Executive Vice President—Asset Management	2005	248,030	550,000	—	—	750,000	75,000	—

Dwayne Barfell Executive Vice President and Co-Chief Production Officer	2005	225,000	225,000	12,111	—	950,000	95,000	—

Irwin Gubman General Counsel and Secretary	2005	225,000	168,750		—	1,000,000	100,000	—

(1)	Ms. Lipps, our Executive Vice President and Co-Chief Production Officer, joined us in January 2006 and, accordingly, did not receive compensation in 2005.
(2)	Amounts shown include cash compensation earned and received by the executive officers.
(3)	Other compensation is auto allowances for Messrs. Kornswiet, Plantiko and Barfell.

Option Holdings

The following table presents information relating to options granted to purchase our common stock during the 2005 fiscal year. In accordance with SEC rules, the table presents the hypothetical “gains” or “option spreads” that would exist for the respective options based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the options were granted over the full option term. Each option represents the right to purchase one share of our common stock.

The potential realizable values are based on the assumptions that the stock price of our common stock will appreciate from a price of $10.00 per share at the annual rate shown (compounded annually) from the date of the offering until the end of the option term. These values do not take into account amounts required to be paid as income taxes under the Internal Revenue Code and any applicable state laws or option provisions providing for termination of an option following termination of employment, non-transferability or vesting. These amounts are calculated for illustrative purposes only and do not reflect our estimate of future stock price growth of the shares of our common stock.

	Individual Grants(2)(3)						Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
	Number of Securities Underlying Options Granted (#)		Percent of Total Options Granted To Employees	Exercise Price Per Share ($/sh)	Market Price on Date of Grant ($/sh)	Expiration Date
Named Executive Officer(1)							5%($)	10%($)
Neil Kornswiet President and Chief Executive Officer	195,000	(4)	18.93%	$10.00	$10.00	01/03/2015	$1,226,345	$3,107,798

Brad Plantiko Executive Vice President, Finance and Operations	95,000	(4)	9.22%	$10.00	$10.00	01/03/2015	$597,450	$1,514,055

David Zimmer Executive Vice President—Asset Management	75,000	(4)	7.28%	$10.00	$10.00	02/01/2015	$471,671	$1,195,307

Dwayne Barfell Executive Vice President and Co-Chief Production Officer	95,000	(4)	9.22%	$10.00	$10.00	01/03/2015	$597,450	$1,514,055

Irwin Gubman General Counsel and Secretary	100,000	(4)	9.71%	$10.00	$10.00	01/03/2015	$628,895	$1,593,742

(1)	Ms. Lipps, our Executive Vice President and Co-Chief Production Officer, joined us in January 2006.
(2)	The total number of options granted to employees during the year ended December 31, 2005 were 1,030,000.
(3)	Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. These assumptions are not intended to forecast future appreciation of our stock price. The gains shown are net of the stock option exercise price, but do not include deductions for taxes or other expenses. Actual gains, if any, on the exercise of stock options will depend on, among other things, the future performance of our common stock, the option holder’s continued employment, and the date on which the stock options are exercised. If our stock price does not actually increase to a level above the applicable exercise price at the time of exercise, the realized value to the Named Executive Officers from these options will be zero.
(4)	These options become exercisable as follows: One-third of the shares on each of the first, second, and third anniversaries of the grant date.

Aggregated Option / Exercises

The following table sets forth certain information concerning exercised and unexercised options held by the named executive officers as of December 31, 2005. There was no public trading market for our common stock as of December 31, 2005. Accordingly, the dollar values in the table shown below are calculated based upon an assumed market price of $10.00 per share, less the exercise price of the options, and multiplying the rest by the number of shares.

Named Executive Officer(1)	Shares Acquired On Exercise (#)(2)	Value Realized(3)	Number of Securities Underlying Unexercised Options at December 31, 2005 (#)		Value of Unexercised In-The-Money Options/SARs At December 31, 2005 ($)(4)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Neil Kornswiet President and Chief Executive Officer	—	$—	—	195,000	$—	$—

Brad Plantiko Executive Vice President, Finance and Operations	542,135	4,054,009	216,854	149,213	1,187,899	296,972

David Zimmer Executive Vice President—Asset Management	—	—	—	75,000	—	—

Dwayne Barfell Executive Vice President and Co-Chief Production Officer	867,415	6,920,120	—	311,854	—	1,187,898

Irwin Gubman General Counsel and Secretary	—	—	—	100,000	—	—

(1)	Ms. Lipps, our Executive Vice President and Co-Chief Production Officer, joined us in January 2006.
(2)	Shares acquired on exercise include all shares underlying the stock option, exercised without deducting shares held to satisfy tax obligations, if any, sold to pay the exercise price, or otherwise disposed of.
(3)	The value realized of exercised options is the product of (i) the excess of the per share fair market value of the common stock the date of exercise over the per share option exercise price and (ii) the number of shares acquired upon exercise.
(4)	The value of unexercised “in the money” options is based on a price per share of $5.50, which was the last price of a share of common stock as reported on The Portal Market at the close of business on December 31, 2005, minus the exercise price, multiplied by the number of shares underlying the option.

Employment Agreements

We have entered into employment agreements with each of our executive officers identified in this Registration Statement. These agreements provide that the executive officers agree to devote substantially all of their business time to our business and affairs. These employment agreements are for a three year term and provide for the following annual initial base salaries: Neil Kornswiet, $500,000; Brad Plantiko, $300,000; David Zimmer, $275,000; Dwayne Barfell, $225,000; Irwin Gubman, $225,000; and Kathleen Lipps, $250,000. For 2006, Ms. Lipps’ employment agreement provides a base salary of $250,000 and the greater of a bonus in the amount of $750,000 or a specified percentage of the Wholesale Division’s post-tax profits. The base salaries for Messrs. Plantiko and Barfell are subject to increase by a minimum of 10% on January 1, 2006 and, on each January 1st thereafter. The employment agreement with Mr. Kornswiet is for a term beginning on December 28, 2004 and ending December 31, 2007, subject to extension, and his salary of $500,000 is subject to increase by a minimum of 10% on January 1, 2006 and, on each January 1st thereafter.

The employment agreements provide that the executive officers are eligible to participate in the Stock Plan. The employment agreements also provide that Messrs. Kornswiet, Plantiko, Zimmer, Barfell, and Gubman are eligible to receive annual cash bonuses under our approved bonus plan. Messrs. Plantiko, Zimmer and Barfell are eligible to receive a maximum incentive bonus of 200% of their base salary. Mr. Gubman’s employment agreement provides for a maximum incentive bonus of 100% of base pay. The employment agreement with Mr. Kornswiet provides a target incentive bonus of 200% of his base salary.

Pursuant to the employment agreements, Messrs. Plantiko and Barfell receive a monthly car allowance of $1,000. Ms. Lipps receives a monthly car allowance of $500. Mr. Kornswiet receives a monthly car allowance of $1,500.

The employment agreements referred to above provide that the executive officers are eligible to receive the same benefits, including group health, dental, accident, disability, group life insurance coverage and retirement plan benefits, including retirement plan benefits in a 401(k) plan to the same extent as other similarly situated employees. Participation in employee benefit plans is subject to the terms of such benefit plans as in effect from time to time. Additionally, we maintain at our cost, long-term disability insurance coverage for our Named Executive Officers that provides for payment of not less than 60% of the executive officers’ base salary for so long as any long-term disability continues. The employment agreement with Mr. Kornswiet additionally provides that we shall reimburse Mr. Kornswiet for personal supplemental, long-term disability insurance providing benefits at least equal to 40% of his base salary.

After the first anniversary date, the term of Mr. Kornswiet’s and Mr. Barfell’s employment agreements automatically extend for one additional year, unless one party provides at least 90 days written notice to the other prior to a specified date near the anniversary date of initial employment that it does not wish the term of the employment agreement to continue to be automatically extended, in which case the automatic extensions cease.

The employment agreements of Messrs. Plantiko, Zimmer, Barfell, Gubman and Ms. Lipps permit us to terminate their employment under the following circumstances: (i) death of the executive, (ii) the prolonged disability of the executive, (iii) for cause or (iv) without cause. “Cause” is generally defined to mean:

•	commission of fraud or the misappropriation or embezzlement of funds or property from us;

•	conviction of, or the entry of a plea of guilty or “nolo contendere” to, a felony, whether or not involving us, which constitutes a crime of moral turpitude or which is punishable by imprisonment or which is likely to cause material harm to us, our business, our customers or supplier relations, financial condition or prospects;

•	willful failure to perform (other than by reason of illness or temporary disability) the executive officer’s material duties on an exclusive and full-time basis, or willful violation of any reasonable directive or decision of our Chief Executive Officer or our board of directors;

•	knowing violation or breach of any material law or regulation to our material detriment or any of our affiliates or our business; breach of any non-competition, non-disclosure or non-solicitation agreement between the executive officer and us;

•	breach of any non-competition, non-disclosure or non-solicitation agreement between the executive and ourselves;

•	breach of any material provision of the executive’s employment agreement; or

•	failure to follow any of our policies or procedures.

The employment agreement of Mr. Kornswiet permits us to terminate his employment under the following circumstances: (i) death, (ii) his prolonged disability, (iii) for cause or without cause. Under Mr. Kornswiet’s employment agreement with us, “cause” is generally defined to mean:

•	commission of fraud or the misappropriation or embezzlement of funds or property from us;

•	conviction of, or the entry of a plea of guilty or “nolo contendere” to, a felony, whether or not involving us, which constitutes a crime of moral turpitude or which is punishable by imprisonment or which is likely to cause material harm to us, our business, our customers or supplier relations, financial condition or prospects;

•	notwithstanding not less than 30 days prior written notice from our board of directors, willful failure to perform (other than by reason of illness or temporary disability) the executive officer’s material duties on an exclusive and full-time basis, or willful violation of any reasonable directive or decision of our board of directors; or

•	knowing violation or breach of any material law or regulation to our material detriment or any of our affiliates or our business; breach of any non-competition, non-disclosure or non-solicitation agreement between the executive officer and us, which causes or is reasonably likely to cause material harm to us.

Additionally, in the event we terminate Mr. Kornswiet’s employment agreement with us, his employment agreement requires that we obtain a determination by at least a majority of the members of our board of directors that grounds for cause exist to terminate his employment agreement with us.

The employment agreements permit the executive to terminate the executive officer’s employment under the following circumstances defined as “good reason”:

•	failure by us to comply with any material provisions of the employment agreement that have not been cured within 30 days after the notice of noncompliance has been given by the executive to us;

•	our failure to pay salary or any bonus that is due more than 10 days after the executive sends us notice of noncompliance.

The employment agreements with Messrs. Plantiko, Barfell, Gubman and Zimmer further defines “good reason” to include:

•	the assignment of material duties to the executive inconsistent with the executive’s position with us or a substantial adverse alteration of the executive’s responsibilities;

•	a material reduction in benefits other than a reduction generally applicable to all executives; or

•	in the case of Messrs. Kornswiet, Plantiko, Barfell and Gubman, a relocation of our principal place of business 50 miles outside of Irvine, California and in the case of Mr. Zimmer, a relocation of more than 25 miles from Princeton, New Jersey, in each case without the Named Executive Officer’s consent.

The employment agreement with Mr. Kornswiet further defines “good reason” to include a failure of the Board of Directors to nominate him for reelection as a director of our board of directors or the removal of Mr. Kornswiet as a director or as our Chief Executive Officer by our stockholders or the Board of Directors without cause.

If an executive officer’s employment ends for any reason, we will pay accrued salary, bonuses and incentive payments already determined, and other existing obligations. If we terminate Mr. Kornswiet’s employment for reasons other than death, disability or cause, or if he terminates for good reason, we will be obligated to pay a severance payment to Mr. Kornswiet equal to the sum of 2.99 times his annualized base salary and one times the average incentive bonus paid to him for the three calendar years preceding the date of termination. If we terminate Messrs. Plantiko’s or Barfell’s employment for reasons other than death, disability or cause, or if either of them terminates for good reason, we will be obligated to pay a severance payment equal to the sum of 2.99 times their annualized rate of base salary in effect as of the date of termination. This severance payment will be payable in a series of substantially equal installments (not less frequently than monthly) over a period of three years following the date of termination. Messrs. Zimmer’s and Gubman’s severance payments under these circumstances will be limited to one (1) times their annualized rate of base salary in effect as of the date of termination. Ms. Lipps will receive severance payments under these circumstances limited to six (6) months of her annualized rate of base salary in effect as of the date of termination. However, if Ms. Lipps is terminated for cause due to the underperformance of our wholesale division’s performance goals as determined by our President, then Ms. Lipps will only receive accrued monthly salary and unused vacation benefits earned through her termination date. The full costs for Messrs. Kornswiet, Plantiko, Zimmer and Barfell to participate in the health insurance plan in which the executive officer was enrolled immediately prior to the date of termination for a period of 36 months will be covered, provided that the executive officer’s continued participation is possible under the general terms and provisions of such plan and programs. In the event participation is not possible, we will arrange to provide the executive officer a health insurance plan with benefits substantially similar to those which the executive officer would otherwise have been entitled to receive under such plan from which his continued participation is barred. In addition, in the event of a termination by us for any reason other than for cause, all of the options and restricted shares granted to the executive will become fully vested.

Upon a change in control, the executive officers will become fully vested in their options and restricted shares. In general terms, a change of control occurs:

•	if a person, entity or affiliated group (with certain exceptions) acquires more than 33.3% of our voting securities;

•	if the holders of our voting securities approve an agreement that involves the transfer of all or substantially all of our assets;

•	if we merge into another entity, unless the holders of our voting shares immediately prior to the merger have at least 50% of the combined voting power of the securities in the merged entity or its parent;

•	if the directors who are members of the Board of Directors at the time of our initial public offering, or our Continuing Directors, or whose nomination for or election to our board was recommended or approved by a majority of our Continuing Directors, cease to constitute a majority of the Board of Directors;

•	upon approval of a complete plan of liquidation of us or an agreement for the sale or liquidation by us of all or substantially all our assets (or, if such approval is not required by applicable law and is not solicited by us, the commencement of actions constituting such plan or the closing of such an agreement); or

•	if a majority of our board of directors votes in favor of a resolution, which states that a change in control has occurred.

If payments become due as a result of a change in control and the excise tax imposed by the Internal Revenue Code Section 4999 applies, the terms of Messrs. Kornswiet’s, Plantiko’s, Zimmer’s and Barfell’s employment agreements require us to gross up our executive officers for the amount of this excise tax plus the amount of income and other taxes due as a result of the gross up payment.

We have the right to obtain a key man life insurance policy for our benefit on the life of Mr. Kornswiet with a death benefit of $15.0 million.

During Messrs. Plantiko’s, Barfell’s, Zimmer’s, Gubman’s and Ms. Lipps’s employment with us and for a period of twelve (12) months following the later of (a) the executive officers’ date of termination or (b) the date upon which severance payments to the executive officers cease, the executive officers under these employment agreements have agreed (i) not to compete with us by working with or investing in (subject to certain limitation exceptions) any enterprise which engages in our principal line of business within any state where we operate, or planned to operate at the time of such executive officer’s termination, (ii) not to solicit and/or hire any person who is on the date of termination or who has been within six months prior to the date of termination, an employee of us or one of our affiliates and (iii) not to solicit any supplier, licensee, consultant, customer, client, or business partner who is a party to a written proposal or letter of intent with us, who is on the date of termination or who has been within six months prior to the date of termination, a supplier, licensee, consultant, customer, client, or business partner of us or one of our affiliates for the purpose of inducing such person to cease doing business with us or our affiliates or in any way interfering with our relationship with such persons. Enforceability of the non-competition and non-solicitation provisions is subject to applicable law and public policy.

During Mr. Kornswiet’s employment with us and for a period of 12 months following the date of his termination, Mr. Kornswiet has agreed (i) not to compete with us by working with or investing in (subject to certain exceptions) any enterprise which engages in our principal line of business within any state where we operate, or planned to operate at the time of such executive officer’s termination, (ii) not to solicit and/or hire any person who is on the date of termination or who has been within six months prior to the date of termination, an employee of us or one of our affiliates and (iii) not to solicit any supplier, licensee, consultant, customer, client, or business partner who is a party to a written proposal or letter of intent with us, who is on the date of termination or who has been within six months prior to the date of termination, a supplier, licensee, consultant, customer, client, or business partner of us or one of our affiliates for the purpose of inducing such person to cease doing business with us or our affiliates or in any way interfering with our relationship with such persons. Enforceability of the non-competition and non-solicitation provisions is subject to applicable law and public policy.

2004 Stock Incentive Plan

Our board of directors and our stockholders approved our stock plan prior to the closing of our 144A Offering. Our stock plan is intended to permit the grant of options, stock appreciation rights, or SARs, stock awards, performance shares and incentive awards. Both incentive stock options, or ISOs, and non-statutory stock options, or NSOs, may be granted under our stock plan.

Our employees, including employees of an affiliate, and members of our board of directors are eligible to participate in our stock plan. Our service providers are also eligible to participate in our stock plan if our board of directors determines that it is in our best interest. Additionally, a trust, partnership or limited liability company, owned entirely by our employees or members of our board of directors may receive certain substitution awards under our stock plan in connection with certain transactions.

An option entitles the holder to purchase from us a stated number of shares of our common stock. The exercise price for each stock option may not be less than the fair market value of our common stock on the date the option is granted. Any shareholder who beneficially owns more than ten percent of our combined voting power or that of an affiliated company (determined by applying certain attribution rules) shall be considered a 10% shareholder. If we grant ISOs to any 10% shareholder, the exercise price shall not be less than 110% of the fair market value of our common stock on the date the option is granted.

The maximum period in which an option may be exercised is ten years. If we grant ISOs to any 10% shareholder then the maximum period in which the option may be exercised is five years. In the case of ISOs, the aggregate fair market value as of the date of grant of the ISO of our common stock with respect to which an ISO becomes exercisable for the first time by an individual during any calendar year under any of our plans or plans of any affiliated companies cannot exceed $100,000. ISOs granted in excess of this limitation will be treated as NSOs.

A SAR can be granted alone or in tandem with an option. A SAR entitles the holder to receive upon exercise of the SAR an amount equal to the excess of the fair market value on the date of exercise of each share of our common stock subject to the exercised portion of the SAR over the fair market value of each such share on the date of grant of the SAR. A corresponding SAR is granted in tandem with an option. A corresponding SAR entitles the holder to exercise the option or the SAR at which time the other related award shall expire. Upon exercise of the corresponding SAR, the holder would be entitled to receive the excess of the fair market value on the date of exercise of each share of our common stock subject to the exercised portion of the SAR over the exercise price of the related option. No participant may be granted corresponding SARs under any of our plans or plans of any affiliated companies that are related to ISOs which are first exercisable in any calendar year for shares of our common stock having an aggregate fair market value (determined as of the date of grant) that exceeds $100,000.

A stock award is an outright grant of shares of our common stock, which may be subject to forfeiture restrictions. Upon the grant of a stock award, the participant will have all rights of a stockholder, including the right to receive dividends and vote the shares, except that until a stock award is vested (i.e., nonforfeitable), (i) the participant may not transfer or otherwise dispose of the shares granted pursuant to the stock award and (ii) we shall retain custody of the certificates evidencing shares granted pursuant to the stock award.

Performance shares are granted in reference to a specified number of shares of our common stock. An incentive award is granted in reference to a specified dollar amount. Incentive awards and performance shares entitle the holder to receive, on achievement of the specified performance goals, one of the following: (i) a cash payment, (ii) our common stock or (iii) a cash payment and our common stock.

Performance goals may be linked to a variety of factors including the participant’s completion of a specified period of employment or service with us or an affiliated company. Additionally, performance goals could include objectives stated with respect to our, an affiliated company’s or a business unit’s (i) total stockholder return, (ii) total stockholder return as compared to total return (on a comparable basis) of a publicly available index, (iii) net income, (iv) pretax earnings, (v) funds from operations, (vi) earnings before interest expense, taxes, depreciation and amortization, (vii) operating margin, (viii) earnings per share, (ix) return on equity, capital, assets or investment, (x) operating earnings, (xi) working capital, (xii) ratio of debt to stockholders equity and (xiii) revenue.

No participant shall have any rights as a stockholder with respect to shares issued pursuant to options, SARs, performance shares or an incentive award unless and until such awards are settled in shares of our common stock.

No option or SAR shall be exercisable, no shares of our common stock shall be issued, no certificates for shares of our common stock shall be delivered and no payment shall be made under our stock plan except in compliance with all applicable laws.

All awards granted under our stock plan are governed by separate written agreements. The laws of the State of Maryland govern our stock plan. We bear all expenses of administering our stock plan. Our board of directors or a committee thereof will administer our stock plan. In its discretion, our board of directors or a committee thereof may delegate all or part of its authority and duties with respect to granting awards to one or more of our officers, provided applicable law permits such grant of authority. However, our board of directors may not so delegate with respect to awards to individuals who are subject to the reporting and other provisions of Section 16 of the Exchange Act or, after the transition period prescribed by the regulations under Internal Revenue Code Section 162(m) with respect to any individual who, as of a taxable year, is our Chief Executive Officer (or is acting in such capacity) or one of our four highest compensated officers (other than our Chief Executive Officer) or is otherwise one of the group of “covered employees,” as defined in the regulations under Internal Revenue Code Section 162(m). Our board of directors, or a committee thereof, has authority to grant awards upon such terms (not inconsistent with the provisions of our stock plan), as it may consider appropriate.

Subject to certain adjustments, 3,000,000 shares of our common stock are reserved initially for issuance under our stock plan. That number will increase by 10% of the number of shares of common stock that we issue (or common stock into which securities are convertible relating to securities that are issued), after our 144A

Offering other than shares of common stock issued pursuant to our stock plan. However, in no event, during the life of the plan, will the aggregate number of shares issuable under our stock plan exceed 45,000,000 shares of our common stock. As of March 31, 2006, 1,636,665 shares of our common stock remain available for issuance under our stock plan.

In any calendar year, no participant may receive options, SARs, stock awards, performance shares or any combination thereof that relate to more than 500,000 shares for awards that vest or become payable solely on account of the passage of time or continued employment or service. In any calendar year, no participant may receive other options, SARs, stock awards, performance shares or any combination thereof that relate to more than 500,000 shares. In no case, may a participant receive an aggregate of options, SARs, stock awards, performance shares or any combination thereof that relate to more than 1,000,000 shares in any calendar year. No participant may receive an incentive award payment in any calendar year that exceeds $2,000,000. In no event may any award become exercisable, vested or payable under our stock plan that could result in a violation of the ownership restrictions contained in our charter. Upon the occurrence of certain events affecting our common stock (as described below), our board of directors may adjust (i) the maximum number of shares of our common stock that may be issued pursuant to awards, (ii) the per individual limits on awards and (iii) the terms of outstanding awards. Our board of directors may make such adjustments in the event that (i) we effect one or more stock dividends, stock split-ups, subdivisions or consolidations of shares, (ii) we engage in a transaction Section 424 of the Internal Revenue Code describes or (iii) there occurs any other transaction or event which, in the judgment of our board of directors necessitates such action.

Our board of directors may amend or terminate our stock plan at any time. However, no amendment may impair the rights of a participant with respect to outstanding awards without the participant’s consent. To the extent required by law, and in certain other instances, an amendment will be contingent on approval of our stockholders.

Our stock plan does not confer upon any individual any right to continue employment or service. All rights to any award that a participant has will be immediately forfeited if the participant is discharged from employment for cause.

In the event of or in anticipation of a change in control of us (i) some or all outstanding options and/or SARs (whether or not then exercisable) may be terminated without any payment therefor, provided the holders are given prior written notice of the termination and an opportunity to exercise their options or SARs to the extent then exercisable, (ii) some or all outstanding options and/or SARs (whether or not then exercisable) may be terminated in consideration of a payment with respect to each share of our common stock for which the option (or SAR) is then exercisable, of the excess, if any, of the fair market value on such date of the common stock subject to the exercisable portion of the option (or SAR) over the exercise price (or the fair market value of each such share on the date of grant of the SAR), (iii) outstanding stock awards that are not then vested may be terminated without any payment to the holder of the stock awards or (iv) some or all outstanding performance shares and/or incentive awards that are not then earned and payable may be terminated without any payment to the holder.

For purposes of our stock plan, “change in control” generally means a transaction pursuant to which (i) any person acquires 50% or more of our then outstanding securities entitled to vote generally to elect our board of directors, (ii) we transfer all or substantially all of our assets, (iii) we are involved in any merger, reorganization or similar event unless our stockholders maintain 50% of the voting securities of the surviving entity following such transaction, (iv) we are dissolved, (v) our current board of directors, or members whose nomination for or election to our board of directors was recommended or approved by a majority of our current board of directors members, cease to constitute a majority of our board of directors or (vi) our board of directors determines that such transaction or transactions have resulted in a change in control.

Generally, awards shall be nontransferable except by will or by the laws of descent and distribution. Nevertheless, to the extent the award agreement so provides, an award (other than a stock award, an ISO or a corresponding SAR that is related to an ISO) may be transferred by a participant to certain family members. If a corresponding SAR is transferred, the corresponding SAR and the related option must be transferred to the same person or persons. The holder of an award transferred pursuant to these provisions shall be bound by the same terms and conditions that governed such award during the period that it was held by the participant. However, such transferee may not transfer the award except by will or the laws of descent and distribution.

Stand Alone Option Agreements

In connection with our formation transactions upon completion of our 144A Offering, each option to purchase shares of common stock of PCHLI, whether or not exercisable, that was outstanding at the time of the merger of one of our subsidiaries with PCHLI was converted into and became an option to purchase shares of PCFC common stock and was evidenced by a stand alone stock option agreement. The holders of options to purchase shares of PCHLI common stock received options to purchase an aggregate of 8,945,220 shares of our common stock in exchange for their PCHLI options. We do not expect to issue any additional options, other than options granted pursuant to our 2004 Stock Incentive Plan.

The following table provides information about our equity compensation plans in effect as of March 31, 2006, aggregated for two categories of plans, those approved by shareholders and those not approved by shareholders.

	Equity Compensation Plan Information		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)
Equity compensation plans approved by security holders(1)	5,815,587	$1.67	1,636,665
Equity compensation plans not approved by security holders	—	—	—
Total	5,815,587	$1.67	1,636,665

(1)	Includes 4,452,252 options that were first issued by PCHLI to purchase PCHLI common stock and were converted into options to purchase our common stock upon our acquisition of PCHLI via merger. These options have a weighted-average exercise price of $0.02 per share. Our 2004 equity incentive plan was approved prior to completion of our 144A Offering.

Adjustments for Stock Dividends and Similar Events

The compensation committee may make appropriate adjustments in outstanding awards and the number of shares available for issuance under the Stock Plan, including the individual limitations on awards, to reflect common stock dividends, stock splits, spin-off and other similar events.

401(k) Plan

We established and maintain a retirement savings plan under Section 401(k) of the Internal Revenue Code to cover our eligible employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. We match 50% of the employee’s contributions to the 401(k) plan, up to 4% of the employee’s income each year, subject to statutory limits.

PRINCIPAL STOCKHOLDERS

The following table sets forth the total number and percentage of our shares of common stock beneficially owned as of May 31, 2006: (i) each of our directors; (ii) our chief executive officer and each of the other executive officers; (iii) all executive officers and directors as a group; and (iv) each stockholder known to us to own beneficially more than five percent of our shares of common stock.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(3)		Percent of Class(4)
Five Percent Stockholders:
Neil Kornswiet(2)	13,712,252		22.00%
Deephaven Capital Management LLC and affiliates (5)	5,539,000		9.26%

Directors and Executive Officers:
Robert L. Harris, III(2)	8,333		*
Neil Kornswiet(2)	13,712,252		22.00
Victor J. Coleman(2)	8,333		*
David Cronenbold(2)	8,333		*
Andrew J. Sobel(2)	5,000		*
Brad Plantiko(2)	501,684	(4)	*
David Zimmer(2)	66,717		*
Dwayne Barfell(2)	748,702	(4)	1.24
Irwin Gubman(2)	75,067		*
Kathleen Lipps(2)	—		—
Howard Weitzman(2)	—		—
Executive officers and directors as a group (11 persons)	15,134,421		25.00
Deephaven Capital Management LLC and affiliates (5)	5,539,000		9.26%

*	Less than 1%
(1)	Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment power. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement.
(2)	Address is c/o People’s Choice Financial Corporation, 7515 Irvine Center Drive, Irvine, CA 92618.
(3)	Includes the shares of common stock issuable pursuant to options exercisable within 60 days of March 31, 2006.
(4)	For stockholders who do not own stock options, percentages are based on 59,843,826 shares of our common stock outstanding at March 31, 2006. For stock option holders, percentages are based on 59,843,826 shares of our common stock outstanding at March 31, 2006, plus the number of stock options owned and exercisable within 60 days, calculated on an individual basis, which were 501,684 and 748,702 shares for Messrs. Plantiko and Barfell, respectively.
(5)	Our Board of Directors has exempted Deephaven Capital Management from the ownership limits prescribed by our charter. To qualify as a REIT, our charter provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, either (i) more than 4.99% in value of our outstanding shares of capital stock or (ii) more than 4.99% in value or in number of shares, whichever is more restrictive, of our outstanding shares of common stock. Deephaven Capital Management’s address is 130 Cheshire Lane, Suite 102, Minnetonka, MN 55305.

SELLING STOCKHOLDERS

The stockholders named below or their pledgees, donees, transferees or other successors in interest, whom we collectively refer to in this prospectus as selling stockholders, may from time to time offer and sell any and all of the shares of common stock held by the selling stockholders as shown below, which shares are registered under this prospectus.

The following table names each stockholder who may sell shares pursuant to this prospectus and presents information with respect to each such stockholder’s beneficial ownership of our shares. We do not know which (if any) of the stockholders named below actually will offer to sell shares pursuant to this prospectus, or the number of shares that each of them will offer.

Any selling stockholder that is identified as a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling stockholder obtained the stock as compensation for services. In addition, any affiliate of a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling stockholder purchased in the ordinary course of business and, at the time of its purchase of the stock to be resold, did not have any agreements or understandings, directly or indirectly, with any person to distribute the stock. As a result, any profits on the sale of the common stock by selling stockholders who are deemed to be “underwriters” and any discounts, commissions or concessions received by any such broker-dealers who are deemed to be “underwriters” will be deemed to be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be “underwriters” will be subject to prospectus delivery requirements of the Securities Act and to certain statutory liabilities, including, but not limited to, those under Sections 11, 12 and 17 of the Securities Act and Rule 10b-6 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. A person is deemed to be the beneficial owner of any shares of common stock if that person has or shares voting power or investment power with respect to those shares, or has the right to acquire beneficial ownership at any time within 60 days of the date of the table. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of shares.

The selling stockholders may offer all, some or none of the shares of common stock shown in the table below. Because the selling stockholders may offer all or some portion of the shares of common stock, we have assumed for purposes of completing the last column in the table that all the shares of common stock offered hereby will have been sold by the selling stockholders upon termination of sales pursuant to this prospectus.

Information concerning the selling stockholders may change from time to time, and any changed information will be set forth in prospectus supplements or post-effective amendments, as may be appropriate.

	Beneficial Ownership Prior to this Offering		Shares Offered Pursuant to this Prospectus (Maximum Number That May Be Sold)	Beneficial Ownership After this Offering
Selling Stockholder	Number of Shares Beneficially Owned	Percent of Class		Shares	Percent of Class

The selling stockholders listed in the above table may have sold or transferred, in transactions pursuant to this prospectus or exempt from the registration requirements of the Securities Act, some or all of their shares since the date as of which the information is presented in the above table.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In April 2005, we repurchased and retired 367,297 shares of our common stock from Dwayne Barfell, for $2.9 million, which was based on the then current market value. This transaction took place subsequent to the exercise of 867,415 options to purchase our common stock by Mr. Barfell. This exchange allowed for payment on the executives’ behalf of $2.9 million to the federal and state taxing authorities in connection with taxes due, as a result of the executive’s options.

In November 2005, we repurchased and retired 330,702 shares of our common stock from Brad Plantiko, for $2.5 million, which was based on the then current market value. This transaction took place subsequent to the exercise of 542,135 options to purchase our common stock by Mr. Plantiko. This exchange allowed for payment on the executives’ behalf of $2.5 million to the federal and state taxing authorities in connection with taxes due, as a result of the executive’s options.

During the years ended December 31, 2004 and 2003, we recorded expenses of $2.0 million and $1.6 million, respectively, as consideration for services performed by companies wholly-owned and controlled by Neil Kornswiet, as well as by companies wholly-owned and controlled by a former executive officer and former employee. We accounted for these services as compensation expense in the accompanying statements of income. Approximately $347,000 and $252,000 of the total amount paid by PCHLI during the years ended December 31, 2004 and 2003, respectively, was attributable to Neil Kornswiet.

Option Grants Executive Officers

The following table set forth information regarding options granted to the Named Executive Officers during the year ended December 31, 2005 to purchase shares of our common stock. In accordance with SEC rules, the table presents the hypothetical “gains” or “option spreads” that would exist for the respective options based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the options were granted over the full option term.

	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for the Option Term(4)
	Number of Securities Underlying Grants(2)		Percentage of Total Options Granted to Employees in Fiscal Year(2)	Exercise Price Per Share(3)	Expiration Date

Named Executive Officer(1)						5%	10%
Neil Kornswiet	195,000	(5)	18.93%	$10.00	01/03/2015	$1,226,345	$3,107,798
Brad Plantiko	95,000	(5)	9.22%	10.00	01/03/2015	597,450	1,514,055
David Zimmer	75,000	(5)	7.28%	10.00	02/01/2015	471,671	1,195,307
Dwayne Barfell	95,000	(5)	9.22%	10.00	01/03/2015	597,450	1,514,055
Irwin Gubman	100,000	(5)	9.71%	10.00	01/03/2015	628,895	1,593,742

(1)	Ms. Lipps, our Executive Vice President and Co-Chief Production Officer, joined us in January 2006.
(2)	The total number of options granted to employees during the year ended December 31, 2005 were 1,030,000.
(3)	The exercise price per share of options granted represented the fair market value of the underlying shares of our common stock on the date the options were granted.
(4)	As required under the SEC’s rules, amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. These assumptions are not intended to forecast future appreciation of our stock price. The gains shown are net of the stock option exercise price, but do not include deductions for taxes or other expenses. Actual gains, if any, on the exercise of stock options will depend on, among other things, the future performance of our common stock, the option holder’s continued employment, and the date on which the stock options are exercised. If our stock price does not actually increase to a level above the applicable exercise price at the time of exercise, the realized value to the Named Executive Officers from these options will be zero.
(5)	These options become exercisable as follows: One-third of the shares on each of the first, second, and third anniversaries of the grant date.

Option Exercises and Option Values

The following table sets forth information concerning option exercises in 2005 and the number and dollar value of unexercised options held as of December 31, 2005 by the named executive officers:

	Shares Acquired on Exercise (#)(2)	Value Realized ($)(3)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(4)
Named Executive Officer(1)			Exercisable	Unexercisable	Exercisable	Unexercisable
Neil Kornswiet	—	$—	—	195,000	$—	$—
Brad Plantiko	542,135	4,054,009	216,854	149,213	1,187,899	296,972
David Zimmer	—	—	—	75,000	—	—
Dwayne Barfell	867,415	6,920,120	—	311,854	—	1,187,898
Irwin Gubman	—	—	—	100,000	—	—

(1)	Ms. Lipps, our Executive Vice President and Co-Chief Production Officer, joined us in January 2006.
(2)	Shares acquired on exercise include all shares underlying the stock option, exercised without deducting shares held to satisfy tax obligations, if any, sold to pay the exercise price, or otherwise disposed of.
(3)	The value realized of exercised options is the product of (i) the excess of the per share fair market value of the common stock the date of exercise over the per share option exercise price and (ii) the number of shares acquired upon exercise.
(4)	The value of unexercised “in the money” options is based on a price per share of $ , which was the last price of a share of common stock as reported on The Portal Market at the close of business on , minus the exercise price, multiplied by the number of shares underlying the option.

Employment Agreements

We have entered into employment agreements with Messrs. Kornswiet, Plantiko, Barfell and Zimmer, Gubman and Ms. Lipps, the terms of which are described elsewhere in this prospectus.

We believe that all of the transactions described above were in our best interests and on terms no less favorable to us than could have been obtained from unaffiliated third parties. All of the securities referenced above, with the exception of the restricted stock, were sold at prices equal to the fair market value, as determined by our board of directors, on the date of issuance.

DESCRIPTION OF CAPITAL STOCK

The following summary description of our capital stock is only a summary and is subject to and qualified in its entirety by reference to Maryland law and our charter and our bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information About People’s Choice Financial Corporation.”

General

Our charter provides that we may issue up to 450,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of May 31, 2006, there were 59,843,826 shares of our common stock outstanding and no preferred stock outstanding. Under Maryland law, our stockholders are not generally liable for our debts or obligations.

Voting Rights of Common Stock

Subject to the provisions of our charter regarding restrictions on the transfer and ownership of shares of common stock, each outstanding share of common stock will entitle the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of shares of our stock, the holders of our common stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock may elect all of the directors then standing for election and the holders of remaining shares may not be able to elect any of our directors.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, or engage in a share exchange or engage in similar transactions outside the ordinary course of business unless advised by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides for approval by a majority of all the votes entitled to be cast on the matter for the matters described in the preceding sentence. However, provisions in our charter related to (1) removal of directors, (2) the classification and issuance of common and preferred stock, (3) the restrictions on transfer and ownership of our capital stock and (4) the amendment of the foregoing provisions may only be amended by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter. Also, because many of our operating assets are held by our subsidiaries, these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders. Additionally, our charter provides that a director may be removed, but only for cause, by our stockholders upon the affirmative vote of at least two-thirds of all the votes entitled to vote generally for the election of directors.

Distributions, Liquidation and Other Rights

All shares of common stock offered by this prospectus will be duly authorized, fully paid and nonassessable. Holders of our shares of common stock will be entitled to receive distributions when authorized by our board of directors and declared by us out of assets legally available for the payment of distributions. They also will be entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights will be subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding restrictions on transfer and ownership of our stock.

Holders of our shares of common stock have no appraisal, preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. Subject to the restrictions on transfer and ownership of capital stock contained in our charter and to the power of the board of directors to create additional classes of common stock with differing rights from our existing common stock, all shares of common stock will have equal distribution, liquidation and other rights.

Our charter authorizes our board of directors to classify and reclassify any unissued shares of our common stock and preferred stock into any other classes or series of classes of our stock, as discussed below, to establish the number of shares in each class or series and to set the terms, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series.

Preferred Stock

Our charter authorizes our board of directors to reclassify any unissued shares of common stock into preferred stock, to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any series of preferred stock previously authorized by our board of directors. Prior to issuance of shares of each class or series of preferred stock, our board of directors is required by Maryland law and our charter to fix, subject to our charter restrictions on transfer and ownership, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, our board could authorize the issuance of shares of common stock or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for you or otherwise be in your best interest. We have no present plans to issue any preferred stock.

Power to Issue Additional Shares of Common Stock and Preferred Stock

We believe that the power of our board of directors to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions may be taken without further action by our stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors has no intention at the present time of doing so, it could authorize us to issue a class or series that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or otherwise be in the best interest of our other stockholders.

Restrictions on Ownership and Transfer

Restrictions in Our Charter

In order to qualify as a REIT under the Internal Revenue Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, no more than 50% of the value of our outstanding shares of capital stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of any taxable year. Neither of these requirements applied to our first REIT taxable year ended December 31, 2004. In addition, a tax will be imposed on us if certain disqualified organizations hold our stock and we hold a residual interest in a REMIC or a taxable mortgage pool.

To help us to qualify as a REIT, our charter, subject to certain exceptions, contains restrictions on the number of shares of our capital stock that a person may own and prohibits certain entities from owning our stock. Our charter provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, either (i) more than 4.99% in value of our outstanding shares of capital stock or (ii) more than 4.99% in value or in number of shares, whichever is more restrictive, of our outstanding shares of common stock. Neil Kornswiet is not permitted, directly or indirectly, to own more than 30% in value or number of shares, whichever is more restrictive (as calculated in accordance with the applicable REIT ownership rules), of our outstanding shares of common stock or more than 30% in value of all our capital stock. Our board of directors has the discretion to decrease the ownership limitations for Neil Kornswiet and to increase the ownership limitations for our other stockholders if Neil Kornswiet owns less than 39.98% or 30% (calculated in accordance with the REIT rules), respectively, of our common stock at any time. Our charter prohibits the following “disqualified organizations” from owning our stock: the United States; any state or political subdivision of the United States; any foreign government; any international organization; any agency or instrumentality of any of the foregoing; any tax-exempt organization, other than a farmer’s cooperative described in Section 521 of the Internal Revenue Code, that is exempt from both income taxation and from taxation under the unrelated business taxable income provisions of the Internal Revenue Code; and any rural electrical or telephone cooperative.

Our charter also prohibits any person from (a) beneficially or constructively owning shares of our capital stock that would result in our being “closely held” under Section 856(h) of the Internal Revenue Code, and (b) transferring shares of our capital stock if such transfer would result in our capital stock being beneficially owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership or any person who would have owned shares of our stock that resulted in a transfer of shares to the trust in the manner described below, is required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership do not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Until such time as each class of our stock qualifies as a class of “publicly-offered securities” within the meaning of the plan asset regulations of the U.S. Department of Labor or we qualify for another exemption under such plan asset regulations (other than the insignificant participation exception, as defined in our charter), our charter also generally provides that “benefit plan investors” as defined in the plan asset regulations may not hold, individually or in the aggregate, 25% or more of the value of any class or series of shares of our capital stock, disregarding, for purposes of such determination, any stock held by persons (other than benefit plan investors) who have discretionary authority or control with respect to our assets or who provide investments advice for a fee (direct or indirect) with respect to our assets, and their affiliates. We believe that following this offering our common stock, which will be our only class of stock outstanding, will qualify as “publicly-offered securities” and, as a result, the limitation on ownership of our stock by “benefit plan investors” will not apply.

Our board of directors, in its sole discretion, may exempt a person from the above ownership limits and the restrictions described in the first sentence of the paragraph directly above. However, the board of directors may not grant an exemption to any person unless the board of directors obtains such representations, covenants and undertakings as the board of directors may deem appropriate in order to determine that granting the exemption would not result in (i) our losing our status as a REIT or (ii) our failure to qualify for the “insignificant participation exemption” or other exception to the plan asset regulations, as the case may be. As a condition of granting the exemption, our board of directors may require a ruling from the Department of Labor, Internal Revenue Service or an opinion of counsel, in each case in form and substance satisfactory to the board of directors, in its sole discretion, in order to determine or ensure our status as a REIT or our qualification for the “insignificant participation exemption” or other exception to the plan asset regulations, as the case may be.

If any transfer of our shares of stock occurs which, if effective, would result in any person beneficially or constructively owning shares of stock in excess, or in violation, of the above transfer or ownership limitations, then that number of shares of stock, the beneficial or constructive ownership of which otherwise would cause such person, known as a prohibited owner, to violate the transfer or ownership limitations (rounded up to the nearest whole share), will be automatically transferred to a charitable trust for the exclusive benefit of one or more charitable beneficiaries, and the prohibited owner will not acquire any rights in such shares. This automatic transfer will be considered effective as of the close of business on the business day before the purported violative transfer. If the transfer to the charitable trust would not be effective for any reason to prevent the violation of the above transfer or ownership limitations, then the transfer of that number of shares of stock that otherwise would cause any person to violate the above limitations will be void. Shares of stock held in the charitable trust will continue to constitute issued and outstanding shares of our stock. The prohibited owner will not benefit economically from ownership of any shares of stock held in the charitable trust, will have no rights to dividends or other distributions and will not possess any rights to vote or other rights attributable to the shares of stock held in the charitable trust. The trustee of the charitable trust will be designated by us and must be unaffiliated with us or any prohibited owner and will have all voting rights and rights to dividends or other distributions with respect to shares of stock held in the charitable trust, and these rights will be exercised for the exclusive benefit of the trust’s charitable beneficiary. Any dividend or other distribution paid before our discovery that shares of stock have been transferred to the trustee will be paid by the recipient of such dividend or distribution to the trustee upon demand, and any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution so paid to the trustee will be held in trust for the trust’s charitable beneficiary. Subject to Maryland law, effective as of the date that such shares of stock have been transferred to the trustee, the charitable trust, in its sole discretion, will have the authority to:

•	rescind as void any vote cast by a prohibited owner prior to our discovery that such shares have been transferred to the charitable trust; and

•	recast such vote in accordance with the desires of the trustee acting for the benefit of the trust’s beneficiary.

However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast such vote.

Within 20 days of receiving notice from us that shares of stock have been transferred to the charitable trust, and unless we buy the shares first as described below, the trustee will sell the shares of stock held in the charitable trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations in our charter. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and to the charitable beneficiary. The prohibited owner will receive the lesser of

•	the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the charitable trust (for example, in the case of a gift or devise), the market price of the shares on the day of the event causing the shares to be held in the charitable trust; and

•	the price per share received by the trustee from the sale or other disposition of the shares held in the charitable trust (less any commission and other expenses of a sale).

Pursuant to our charter, the trustee may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner that are owed by the prohibited owner to the trustee. Any net sale proceeds in excess of the amount payable to the prohibited owner will be paid immediately to the charitable beneficiary. If, before our discovery that shares of stock have been transferred to the charitable trust, such shares are sold by a prohibited owner, then:

•	such shares will be deemed to have been sold on behalf of the charitable trust; and

•	to the extent that the prohibited owner received an amount for such shares that exceeds the amount that the prohibited owner was entitled to receive as described above, the excess must be paid to the trustee upon demand.

In addition, shares of stock held in the charitable trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of

•	the price per share in the transaction that resulted in such transfer to the charitable trust (or, in the case of a gift or devise, the market price at the time of the gift or devise); and

•	the market price on the date we, or our designee, accept such offer.

Pursuant to our charter, we may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner that are owed by the prohibited owner to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We will have the right to accept the offer until the trustee has sold the shares of stock held in the charitable trust. Upon such a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee will be paid to the charitable beneficiary.

All certificates representing shares of our capital stock will bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) in value of all classes or series of our capital stock, including shares of common stock, within 30 days after the end of each taxable year, will be required to give written notice to us stating the name and address of such holder, the number of shares of each class and series of shares of our stock that the holder beneficially owns and a description of the manner in which the shares are held. Each owner shall provide to us such additional information as we may request in order to determine the effect, if any, of the holder’s beneficial ownership on our status as a REIT and to ensure compliance with our ownership limitations. In addition, each stockholder shall upon demand be required to provide to us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Our ownership limitations could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or might otherwise be in the best interest of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our shares of common stock is American Stock Transfer & Trust Company.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF

OUR CHARTER AND BYLAWS

The following description of certain provisions of Maryland law and of our charter and bylaws is only a summary. For a complete description, we refer you to the applicable Maryland law, our charter and our bylaws. See “Where You Can Find More Information About People’s Choice Financial Corporation” for how to obtain copies of our charter and our bylaws.

Number of Directors; Vacancies

Our bylaws provide that the number of directorships may be established by our board of directors but, until our bylaws are amended, may not be fewer than one nor more than 15. Our bylaws provide that any vacancy may be filled, at any regular meeting or special meeting called for that purpose, by a majority of the remaining directors, except that a vacancy resulting from an increase in the number of directors must be filled by a majority of the entire board of directors. However, our charter provides that, at such time as we have a class of securities registered under the Exchange Act and at least three independent directors, any vacancy, including a vacancy created by an increase in the number of directors, may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum and such vacancy shall be filled until the end of the term of the directorship in which it occurred.

Removal of Directors

Our charter provides that a director may be removed, but only for cause, by the stockholders upon the affirmative vote of at least two-thirds of all the votes entitled to vote generally for the election of directors. Absent removal of all of our directors, this provision, when coupled with the provisions in our charter authorizing our board of directors to fill vacant directorships, may preclude stockholders from removing incumbent directors and filling the vacancies created by such removal with their own nominees.

Amendment to the Charter and Bylaws

Generally, our charter may be amended only by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter. However, provisions in our charter related to (1) removal of directors, (2) the classification and issuance of common and preferred stock, (3) the restrictions on transfer and ownership and (4) the amendment of the foregoing provisions may only be amended by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter. Our bylaws provide that our board of directors has the exclusive power to adopt, alter or repeal the bylaws or make new bylaws.

Dissolution

Our dissolution must be approved by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.

Business Combinations

Maryland law prohibits “business combinations” between us and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as:

•	any person or entity who beneficially owns 10% or more of the voting power of our stock; or

•	an affiliate or associate of ours who, at any time within the two year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting stock.

A person is not an interested stockholder if our board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our board of directors.

After the five-year prohibition, any business combination between us and an interested stockholder generally must be recommended by our board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of our then outstanding shares of voting stock; and

•	two thirds of the votes entitled to be cast by holders of our voting stock other than stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or stock held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if our common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its stock.

The statute permits various exemptions from its provisions, including business combinations that are approved by our board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution providing that any business combination between us and any other person is exempted from this statute. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer or by officers or directors who are our employees are excluded from the shares entitled to vote on the matter. “Control shares” are voting shares that, if aggregated with all other shares currently owned by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, we may present the question at any stockholders meeting.

If voting rights are not approved at the stockholders meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved by or exempted by our charter or bylaws. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Maryland Unsolicited Takeovers Act

Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland corporation with a class of equity securities registered under the Exchange Act, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter of bylaws, to any or all of five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.

In our charter, we have elected, at such time as we become eligible to elect to be subject to Subtitle 8, that vacancies on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (a) require a two-thirds vote for the removal of any director from the board, (b) vest in the board the exclusive power to fix the number of directorships and (c) require, that unless called by our board of directors, by the Chairman of our board of directors, our Chief Executive Officer or our President, a special meeting of stockholders may only be called by our Secretary upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting.

Limitation of Liability and Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Our charter also authorizes us, to the maximum extent permitted by Maryland law, to obligate us to indemnify any of our present or former directors or officers or any individual who, while one of our directors or officers and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us to provide such indemnification and advance of expenses. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or certain other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty,

•	the director or officer actually received an improper personal benefit in money, property or services, or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation, and

•	a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

We have entered into indemnification agreements with our independent directors that obligate us to indemnify them to the maximum extent permitted by Maryland law. The indemnification agreements require us to indemnify the director, the indemnitee, against all judgments, penalties, fines and amounts paid in settlement and all expenses actually and reasonably incurred by the indemnitee or on his or her behalf in connection with a proceeding other than one initiated by or on behalf of us. In addition, the indemnification agreements require us to indemnify the indemnitee against all amounts paid in settlement and all expenses actually and reasonably incurred by the indemnitee or on his or her behalf in connection with a proceeding that is brought by or on behalf of us. In either case, the indemnitee is not entitled to indemnification if it is established that one of the exceptions to indemnification under Maryland law set forth above exists. In addition, the indemnification agreements require us to advance reasonable expenses incurred by the indemnitee within ten days of the receipt by us of a statement from the indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied by: (1) a written affirmation of the indemnitee’s good faith belief that he or she has met the standard of conduct necessary for indemnification, and (2) an undertaking by or on behalf of the indemnitee to repay the amount if it is ultimately determined that the standard of conduct was not met. The indemnification agreements also provide for procedures for the determination of entitlement to indemnification, including requiring such determination be made by independent counsel after a change of control of us.

The SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and unenforceable. As a result, indemnification of our directors and officers may not be allowed for liabilities arising from or out of a violation of state or federal securities laws. Indemnification will be allowed for settlements and related expenses of lawsuits alleging securities laws violations and for expenses incurred in successfully defending any lawsuit, provided that a court of competent jurisdiction either:

•	approves the settlement and finds that indemnification of the settlement and related costs should be made; or

•	dismisses with prejudice or makes a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee and a court of competent jurisdiction approves the indemnification.

Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors, the Chairman of our board, our Chief Executive Officer or President. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders must be called by our Secretary upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

Advance Notice of Director Nominations and New Business

Our bylaws provide that (a) with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to the our company’s notice of the meeting, (ii) by the board of directors or (iii) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the bylaws and (b) with respect to special meetings of stockholders, only the business specified in our company’s notice of meeting may be brought before the meeting of stockholders and nominations of persons for election to the board of directors may be made only (i) pursuant to our company’s notice of the meeting, (ii) by the board of directors or (iii) provided that the board of directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the bylaws.

SHARES ELIGIBLE FOR FUTURE SALE

As of May 31, 2006, we had outstanding 59,843,826 shares of common stock and options to purchase an additional 5,452,252 shares of common stock, 4,608,073 which are vested and have an average exercise price of $0.54 per share. Our common stock was held by thirteen holders of record. The thirteen holders of record include Cede & Co., which holds shares on behalf of The Depository Trust Company, which itself holds shares on behalf of in excess of 500 beneficial owners of our common stock. All of the shares of common stock sold by the selling stockholders will be freely tradable in the public market without restriction or limitation under the Securities Act, except for any shares purchased by any “affiliate” of ours (as defined in the Securities Act) or those subject to a lock up agreement, if any.

The shares of common stock that are held by our affiliates (as defined in the Securities Act) are “restricted shares” for purposes of Rule 144 under the Securities Act and may not be sold by the affiliate other than in compliance with the registration requirements of the Securities Act or pursuant to an available exemption therefrom. In general, under Rule 144 as currently in effect, an affiliate of ours may sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of such class, or the average weekly trading volume on the national securities exchange on which such shares are listed during the four calendar weeks preceding the date on which a notice of sale is filed with the SEC with respect to the proposed sale. Sales under Rule 144 are subject to restrictions relating to the manner of sale, notice and the availability of current public information about the issuer. A person who has not been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years (including the holding period of any prior owner other than an affiliate), would be entitled to sell such shares without regard to the volume limitations, manner of sale provisions, notice or other requirements of Rule 144.

In addition, we will file a registration statement on Form S-8 covering the issuance of [            ] shares of common stock pursuant to our stock plan promptly after the effectiveness of the registration statement of which this prospectus is a part. Accordingly, these shares of common stock will be available for sale in the public market without restriction or limitation under the Securities Act, except for any shares held by an affiliate. See “Management—2004 Stock Incentive Plan” for a description of the maximum aggregate number of shares available under the Stock Plan.

We cannot predict the effect that any future sales of common stock, or the availability of such shares for sale, will have on the market price of our common stock from time to time. We believe that sales of substantial numbers of shares of common stock, or the perception that such sales could occur, would adversely affect prevailing market prices of the common stock and our ability to raise capital in the future through the sale of additional securities.

Lock-up Agreements

In addition to the limits placed on the sale of our common stock by operation of Rule 144 and other provisions of the Securities Act, on December 28, 2004, all of our executive officers and directors and various other persons associated with us entered into agreements with Friedman, Billings, Ramsey & Co., Inc. in its capacity as the initial purchaser and placement agent in our 144A Offering, under which each of these individuals agreed that he or she will not, without the prior written approval of Friedman, Billings, Ramsey & Co., Inc., directly or indirectly (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock, or (b) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of common stock owned by the individual for a 90-day period immediately following the effectiveness of this registration statement (subject to certain limited exceptions, including bone fide gifts); provided, however, these individuals are not restricted transferring a number of shares equal to one percent of the number of shares outstanding upon completion of our

144A Offering. FBR may consent, depending on market conditions, to release certain of our employees from any lock-up restrictions that would prevent them from selling a sufficient number of shares of our common stock to cover any tax liabilities they may incur upon the exercise of their vested options.

Registration Rights Agreement

Under our registration rights agreement with the holders of shares of our common stock purchased in our December 2004 private offering, we filed with the SEC the registration statement, of which this prospectus is a part, registering for resale under the Securities Act the shares of common stock they purchased in the private offering.

We have agreed to maintain the effectiveness of the resale registration statement generally until the earlier of:

•	two years have elapsed following the effective date of the resale registration statement, not including days we have prohibited the selling stockholders from selling shares;

•	the date on which all shares covered by the resale registration statement have been sold by the selling stockholders;

•	the date on which, in the opinion of our counsel, all shares covered by the resale registration statement that are not held by affiliates can be sold by the selling stockholders under Rule 144(k) under the Securities Act without registration.

We will be permitted to suspend the use, from time to time, of this prospectus (and therefore suspend sales of common stock under this prospectus) for periods, referred to as “blackout periods,” if upon the happening of certain events a majority of the independent members of our board of directors determines in good faith that it is in our best interests to suspend the use and we provide the selling stockholders, among others, with written notice of the suspension. The cumulative blackout periods may generally not exceed an aggregate of 90 days in any rolling 12-month period or more than 60 days in any rolling 90-day period.

In addition, upon our request, the selling stockholders will not be permitted to sell, pledge or otherwise dispose of or transfer any of the shares of common stock covered by this registration statement for a period of 30 days prior to the effective date of a registration statement covering the initial public offering of our common stock and for a period of 60 days after that effective date. Furthermore, upon our request, the selling stockholders who owned common stock or rights to acquire common stock of our predecessor, PCHLI, that were converted into our common stock or rights to acquire our common stock, other than Lehman Commercial Paper, Inc., will be restricted from any transfer for a period of 180 days after the effective date of any initial public offering registration statement.

FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

This section summarizes the federal income tax issues that you, as a stockholder, may consider relevant. Hunton & Williams LLP has acted as our counsel, has reviewed this summary, and is of the opinion that the discussion contained herein fairly summarizes the federal income tax consequences that are likely to be material to a holder of our shares of common stock. Because this section is a summary, it does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the extent discussed in “—Taxation of Tax-Exempt Stockholders” below), financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations (except to the extent discussed in “—Taxation of Non-U.S. Stockholders” below).

The statements in this section are based on the current federal income tax laws governing qualification as a REIT. New laws, interpretations of laws, or court decisions, any of which may take effect retroactively, may cause any statement in this section to be inaccurate.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of the purchase, ownership and sale of our common stock and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such purchase, ownership, sale and election, and regarding potential changes in applicable tax laws.

Taxation of Our Company

We have elected to be taxed as a REIT under the federal income tax laws commencing with our taxable year ended December 31, 2004. We believe that, commencing with such taxable year, we have been organized and have operated in such a manner so as to qualify for taxation as a REIT under the federal income tax laws, and we intend to continue to operate in such a manner, but no assurances can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. Immediately before the closing of the 144A Offering, one of our subsidiaries merged with PCHLI, with PCHLI as the surviving entity. As a result, PCHLI became our wholly-owned subsidiary, and we elected for PCHLI to be treated as a taxable REIT subsidiary effective as of the date of the merger. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

In connection with this offering, Hunton & Williams LLP is rendering an opinion that we qualified to be taxed as a REIT under the federal income tax laws for our taxable year ended December 31, 2004 and December 31, 2005, and our current and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the federal income tax laws for our taxable year ending December 31, 2006 and in the future. Investors should be aware that Hunton & Williams LLP’s opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, and is not binding upon the Internal Revenue Service, or IRS, or any court. In addition, Hunton & Williams LLP’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. Hunton & Williams LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.”

As a REIT, we generally are not be subject to federal income tax on the REIT taxable income that we distribute to our stockholders, but taxable income generated by PCHLI, our taxable REIT subsidiary, is subject to regular corporate income tax. However, our stockholders generally are taxed on dividends that they receive at ordinary income rates unless such dividends are designated by us as capital gain dividends or qualified dividend income. This differs from non-REIT C corporations, which generally are subject to federal corporate income taxes but whose stockholders taxed at individual rates are generally taxed on dividends they receive at the 15% rate on qualified dividend income, and whose corporate stockholders generally receive the benefits of a dividends received deduction that substantially reduces the effective rate that they pay on such dividends. In general, income earned by a REIT and distributed to its stockholders will be subject to less federal income taxation than if such income were earned by a non-REIT C corporation, subjected to corporate income tax, and then distributed and taxed to stockholders.

While we generally are not subject to corporate income taxes on income that we distribute currently to stockholders, we are subject to federal tax in the following circumstances:

•	We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the “alternative minimum tax” on any items of tax preference that we do not distribute or allocate to stockholders.

•	We will pay income tax at the highest corporate rate on:

•	net income from the sale or other disposition of property acquired through foreclosure, or foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, and

•	other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on net income earned from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “—Gross Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on the greater of (i) the amount by which we fail the 75% gross income test or (ii) the amount by which 95% (or 90% our 2004 taxable year) of our gross income exceeds the amount of our income qualifying under the 95% gross income test, multiplied, in either case, by a fraction intended to reflect our profitability.

•	In the event of a failure of any of the asset tests other than a de minimis failure of the 5% asset test or the 10% vote or value test occurring in a taxable year after our 2004 taxable year, as described below under “—Asset Tests,” as long as the failure was due to reasonable cause and not to willful neglect, we file a description of the assets that caused such failure with the IRS, and we dispose of the assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy any of the asset tests.

•	In the event of a failure to satisfy one or more requirements for REIT qualification occurring in a taxable year after our 2004 taxable year, other than the gross income tests and the asset tests, as long as such failure was due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•	If we fail to distribute during a calendar year at least the sum of:

•	85% of our REIT ordinary income for the year,

•	95% of our REIT capital gain net income for the year, and

•	any undistributed taxable income from earlier periods,

we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the stockholder) and would receive a credit or refund for its proportionate share of the tax we paid.

•	We are subject to a 100% excise tax on transactions between us and a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

•	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax is the lesser of:

•	the amount of gain that we recognize at the time of the sale or disposition, and

•	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

•	If we own a residual interest in a REMIC, we are taxed at the highest corporate rate on the portion of any excess inclusion income that we derive from the REMIC residual interests equal to the percentage of our stock that is held in record name by “disqualified organizations.” Although the law is unclear, similar rules may apply if we own an equity interest in a taxable mortgage pool. To the extent that we own a REMIC residual interest or a taxable mortgage pool through a taxable REIT subsidiary, we will not be subject to this tax. For a discussion of “excess inclusion income,” see “Requirements for Qualification—Taxable Mortgage Pools.” A “disqualified organization” includes:

•	the United States;

•	any state or political subdivision of the United States;

•	any foreign government;

•	any international organization;

•	any agency or instrumentality of any of the foregoing;

•	any other tax-exempt organization, other than a farmer’s cooperative described in section 521 of the Internal Revenue Code, that is exempt both from income taxation and from taxation under the unrelated business taxable income provisions of the Internal Revenue Code; and

•	any rural electrical or telephone cooperative.

For this reason, our charter prohibits disqualified organizations from owning our stock.

In addition, notwithstanding our status as a REIT, we may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for federal income tax purposes. Moreover, as further described below, any taxable REIT subsidiary in which we own an interest, including PCHLI, will be subject to federal corporate income tax on its taxable income.

Requirements For Qualification

A REIT is a corporation, trust, or association that meets each of the following requirements:

1.	It is managed by one or more trustees or directors.

2.	Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

3.	It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws.

4.	It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

5.	At least 100 persons are beneficial owners of its shares or ownership certificates.

6.	Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year.

7.	It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

8.	It meets certain other qualification tests, described below, regarding the nature of its income and assets.

We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 do not apply to our 2004 taxable year. If we comply with all the requirements for ascertaining the ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

We believe that we have issued sufficient common stock with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our charter restricts the ownership and transfer of our stock so that we should continue to satisfy these requirements. The provisions of our charter restricting the ownership and transfer of the common stock are described in “Description of Capital Stock—Restrictions on Ownership and Transfer.”

If we comply with regulatory rules pursuant to which we are required to send annual letters to holders of our stock requesting information regarding the actual ownership of our stock, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement 6 above, we will be treated as having met the requirement.

In addition, we must satisfy all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status, use a calendar year for federal income tax purposes, and comply with the record keeping requirements of the Internal Revenue Code and regulations promulgated thereunder.

Distribution of “Earnings and Profits” Attributable to Non-REIT C Corporation Taxable Years.    To qualify as a REIT, we cannot have at the end of any taxable year an undistributed earnings and profits that are attributable to a non-REIT C corporation taxable year (“C corporation E&P”). We were not treated as succeeding to the C corporation E&P of PCHLI in connection with our formation transactions because we made an election to treat PCHLI as a taxable REIT subsidiary as of the date PCHLI merged with one of our subsidiaries.

Qualified REIT Subsidiaries.    A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the

REIT. A “qualified REIT subsidiary” is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit. PCFI is a qualified REIT subsidiary.

Other Disregarded Entities and Partnerships.    An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner, generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners generally is treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. For purposes of the 10% value test (described in “—Asset Tests”), our proportionate share is based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital interests in the partnership. Thus, our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Taxable REIT Subsidiaries.    A REIT is permitted to own up to 100% of the stock of one or more “taxable REIT subsidiaries.” A taxable REIT subsidiary is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. However, an entity will not qualify as a taxable REIT subsidiary if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more taxable REIT subsidiaries.

We have elected to treat PCHLI as a taxable REIT subsidiary of ours as of the date PCHLI merged with one of our subsidiaries. As a taxable REIT subsidiary, PCHLI is subject to federal income tax, and state and local income tax where applicable, on its taxable income. To the extent that PCHLI is required to pay taxes, it will have less cash available for distribution to us. If dividends are paid by PCHLI to us, then the dividends we pay to our stockholders who are taxed as individuals, up to the amount of dividends we receive from PCHLI, will generally be eligible to be taxed at the reduced 15% rate applicable to qualified dividend income. See “—Taxation of Taxable U.S. Stockholders.”

The taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. See “—Taxable REIT Subsidiaries.”

Taxable Mortgage Pools.    An entity, or a portion of an entity, may be classified as a taxable mortgage pool under the Internal Revenue Code if:

•	substantially all of its assets consist of debt obligations or interests in debt obligations;

•	more than 50% of those debt obligations are real estate mortgage loans or interests in real estate mortgage loans as of specified testing dates;

•	the entity has issued debt obligations that have two or more maturities; and

•	the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

Under U.S. Treasury regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a taxable mortgage pool.

We may make investments or enter into financing and securitization transactions that give rise to our being considered to own an interest in one or more taxable mortgage pools. Where an entity, or a portion of an entity, is classified as a taxable mortgage pool, it is generally treated as a taxable corporation for federal income tax purposes. However, special rules apply to a REIT, a portion of a REIT, or a qualified REIT subsidiary that is a taxable mortgage pool. The portion of the REIT’s assets, held directly or through a qualified REIT subsidiary that qualifies as a taxable mortgage pool is treated as a qualified REIT subsidiary that is not subject to corporate income tax, and the taxable mortgage pool classification does not affect the tax status of the REIT. Rather, the consequences of the taxable mortgage pool classification would generally, except as described below, be limited to the REIT’s stockholders. The Treasury Department has yet to issue regulations governing the tax treatment of the stockholders of a REIT that owns an interest in a taxable mortgage pool.

A portion of our income from a taxable mortgage pool arrangement, which might be non-cash accrued income, or “phantom” taxable income, could be treated as “excess inclusion income.” Excess inclusion income is an amount, with respect to any calendar quarter, equal to the excess, if any, of (i) income allocable to the holder of a REMIC residual interest or taxable mortgage pool interest over (ii) the sum of an amount for each day in the calendar quarter equal to the product of (a) the adjusted issue price at the beginning of the quarter multiplied by (b) 120% of the long-term federal rate (determined on the basis of compounding at the close of each calendar quarter and properly adjusted for the length of such quarter). This non-cash or “phantom” income would be subject to the distribution requirements that apply to us and could therefore adversely affect our liquidity. See “—Distribution Requirements.”

Our excess inclusion income would be allocated among our stockholders. A stockholder’s share of excess inclusion income (i) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (ii) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax, and (iii) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty, to the extent allocable to most types of foreign stockholders. See “—Taxation of Taxable U.S. Stockholders,” “—Taxation of Tax-Exempt Stockholders,” and “—Taxation of Non-U.S. Stockholders.” The manner in which excess inclusion income would be allocated among shares of different classes of our stock or how such income is to be reported to stockholders is not clear under current law. Tax-exempt investors, foreign investors, and taxpayers with net operating losses should carefully consider the tax consequences described above and are urged to consult their tax advisors in connection with their decision to invest in our common stock.

If we own less than 100% of the ownership interests in a subsidiary that is a taxable mortgage pool, the foregoing rules would not apply. Rather, the subsidiary would be treated as a corporation for federal income tax purposes, and would potentially be subject to corporate income tax. In addition, this characterization would alter our REIT income and asset test calculations and could adversely affect our compliance with those requirements. We currently do not have, and currently do not intend to form, any subsidiary in which we own some, but less than all, of the ownership interests that are or will become taxable mortgage pools, and we intend to monitor the structure of any taxable mortgage pools in which we have an interest to ensure that they will not adversely affect our status as a REIT.

Gross Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgage loans on real property or qualified temporary investment income. Qualifying income for purposes of the 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by a mortgage on real property, or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets;

•	amounts, such as commitment fees, received in consideration for entering into an agreement to make a loan secured by real property, unless such amounts are determined by income and profits;

•	income derived from a REMIC in proportion to the real estate assets held by the REMIC, unless at least 95% of the REMIC’s assets are real estates assets, in which case all of the income derived from the REMIC; and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, income from certain hedging instruments (during our 2004 taxable year) or any combination of these. Gross income from servicing loans for third parties and loan origination fees is not qualifying income for purposes of either gross income test. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. In addition, commencing with our 2005 taxable year, income and gain from “hedging transactions,” as defined in “—Hedging Transactions,” that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such are excluded from both the numerator and the denominator for purposes of the 95% gross income test (but not the 75% gross income test). We will monitor the amount of our non-qualifying income and we will manage our investment portfolio to comply at all times with the gross income tests. The following paragraphs discuss the specific application of the gross income tests to us.

Interest.    The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. However, interest generally includes the following:

•	an amount that is based on a fixed percentage or percentages of receipts or sales; and

•	an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Interest on debt secured by a mortgage on real property or on interests in real property, including, for this purpose, discount points, prepayment penalties, loan assumption fees, and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property—that is, the amount by which the loan exceeds the value of the real estate that is security for the loan.

The interest, original issue discount, and market discount income that we receive from our mortgage loans and mortgage-backed securities generally will be qualifying income for purposes of both gross income tests. However, as discussed above, if the fair market value of the real estate securing any of our loans is less than the principal amount of the loan, a portion of the income from that loan will be qualifying income for purposes of the 95% gross income test but not the 75% gross income test.

Fee Income.    We may receive various fees in connection with originating mortgage loans. The fees will be qualifying income for purposes of both the 75% and 95% income tests if they are received in consideration for entering into an agreement to make a loan secured by real property, and the fees are not determined based on the borrower’s income or profits. Therefore, commitment fees will generally be qualifying income for purposes of the income tests. Other fees, such as fees received for servicing loans for third parties and origination fees, are not qualifying income for purposes of either income test. PCHLI conducts servicing and origination functions that generate fee income that is not qualifying income. The income earned by PCHLI from these services will not be included for purposes of the income tests.

Dividends.    Our share of any dividends received from any corporation (including PCHLI and any other taxable REIT subsidiary, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest will be qualifying income for purposes of both gross income tests.

Rents from Real Property.    We do not hold, and do not intend to acquire any real property with the proceeds of this offering, but we may acquire real property or an interest therein in the future. To the extent that we acquire real property or an interest therein, rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

•	First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on fixed percentages of receipts or sales.

•	Second, rents we receive from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space and the rent is not attributable to a modification of a lease with a controlled taxable REIT subsidiary (i.e., a taxable REIT subsidiary in which we own directly or indirectly more than 50% of the voting power or value of the stock). A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant.

•	Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

•

Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. However, we may provide services directly to tenants if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a taxable REIT subsidiary, which may provide customary and non-customary services to tenants without tainting its rental income from the related properties.

Hedging Transactions.    From time to time, we enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. To the extent that we entered into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument during our 2004 taxable year to hedge our indebtedness incurred or to be incurred to acquire or carry “real estate assets,” including mortgage loans, any periodic income or gain from the disposition of that contract attributable to the carrying or acquisition of the real estate assets should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Commencing with our 2005 taxable year, income and gain from “hedging transactions” is excluded from gross income for purposes of the 95% gross income test (but not the 75% gross income test). For taxable years after our 2004 taxable year, a “hedging transaction” includes any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets. We will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. To the extent that we hedge for other purposes, or to the extent that a portion of our mortgage loans is not secured by “real estate assets” (as described below under “—Asset Tests”) or in other situations, the income from those transactions is not likely to be treated as qualifying income for purposes of the 95% gross income test. All of our hedging income and gain likely will be non-qualifying income for purposes of the 75% gross income test. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

Prohibited Transactions.    A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets are held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. To the extent necessary to avoid the prohibited transactions tax, we will conduct sales of our loans through PCHLI or one of our other taxable REIT subsidiaries.

It is our current intention that our securitizations of our mortgage loans through our qualified REIT subsidiary, PCFI, will not be treated as sales for tax purposes. If we were to transfer mortgage loans to a REMIC, this transfer would be treated as a sale for tax purposes and the sale may be subject to the prohibited transactions tax. As a result, we intend to continue to securitize our mortgage loans through our qualified REIT subsidiary only in non-REMIC transactions.

Foreclosure Property.    We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan or lease was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Failure to Satisfy Gross Income Tests.    If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. For our 2004 taxable year, those relief provisions generally are available if:

•	our failure to meet such tests was due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

Commencing with our 2005 taxable year, those relief provisions are available if:

•	our failure to meet those tests is due to reasonable cause and not to willful neglect, and

•	following such failure for any taxable year, a schedule of the sources of our income is filed with the IRS.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “—Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amount by which we fail the 75% gross income test or (ii) the amount by which 95% (or 90% during our 2004 taxable year) of our gross income exceeds the amount of our income qualifying under the 95% gross income test, multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgage loans secured by real property;

•	stock in other REITs;

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term; and

•	regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consists of assets that are qualifying real estate-related assets under the federal income tax laws, determined as if we held such assets, we will be treated as holding directly our proportionate share of the assets of such REMIC.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities, or the “5% asset test.”

Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more taxable REIT subsidiaries, or the “10% vote or value test.”

Fifth, no more than 25% of the value of our total assets may consist of the securities of taxable REIT subsidiaries and other non-taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the 5% asset test and the 10% vote or value test, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or taxable REIT subsidiary, mortgage loans that constitute real estate assets, or equity interests in a partnership. For purposes of the 10% value test, the term “securities” does not include:

•	“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled taxable REIT subsidiary (i.e., a taxable REIT subsidiary in which we own directly or indirectly more than 50% of the voting power or value of the stock) hold non-”straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

•	a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

•	Any loan to an individual or an estate.

•	Any “section 467 rental agreement,” other than an agreement with a related party tenant.

•	Any obligation to pay “rents from real property.”

•	Certain securities issued by governmental entities.

•	Any security issued by a REIT.

•	Any debt instrument of an entity treated as a partnership for federal income tax purposes to the extent of our interest as a partner in the partnership.

•	Any debt instrument of an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Gross Income Tests.”

The asset tests described above are based on our gross assets. For federal income tax purposes, we will be treated as owning both the loans we hold directly and the loans that we have securitized through non-REMIC debt securitizations. Although we will have a partially offsetting obligation with respect to the securities issued pursuant to the securitizations, these offsetting obligations will not reduce the gross assets we are considered to own for purposes of the asset tests.

We believe that all or substantially all of the mortgage loans and mortgage-backed securities that we own are qualifying assets for purposes of the 75% asset test. For purposes of these rules, however, if the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, a portion of such loan likely will not be a qualifying real estate asset under the federal income tax laws. Although the law on the matter is not entirely clear, it appears that the non-qualifying portion of that mortgage loan will be equal to the portion of the loan amount that exceeds the value of the associated real property that is security for that loan. To the extent that we own debt securities issued by other REITs or C corporations that are not secured by a mortgage on real property, those debt securities will not be qualifying assets for purposes of the 75% asset test. Instead, we would be subject to the second, third and fifth asset tests with respect to those debt securities.

We will monitor the status of our assets for purposes of the various asset tests and will seek to manage our investment portfolio to comply at all times with such tests. There can be no assurance, however, that we will be successful in this effort. In this regard, to determine our compliance with these requirements, we will need to estimate the value of the real estate securing our mortgage loans at various times. Although we seek to be prudent in making these estimates, there can be no assurances that the IRS might not disagree with these determinations and assert that a lower value is applicable. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

In the event that, at the end of any calendar quarter beginning with our 2005 taxable year, we violate the 5% asset test and the 10% vote or value test described above, we will not lose our REIT status if (i) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (ii) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of a more than de minimis failure of any of the asset tests, other than a de minimis failure of the 5% asset test and the 10% vote or value test as described in the preceding sentence, beginning with our 2005 taxable year, as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT status if we (i) dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure (ii) file a description of the assets that caused such failure with the IRS, and (iii) pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

We currently believe that the loans, securities and other assets that we hold satisfy the foregoing asset test requirements. However, no independent appraisals have been obtained to support our conclusions as to the value of our assets and securities, or in many cases, the real estate collateral for the mortgage loans that we hold. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of:

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

•	90% of our after-tax net income, if any, from foreclosure property, minus

•	the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration.

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year,

•	95% of our REIT capital gain income for such year, and

•	any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “—Taxation of Taxable U.S. Stockholders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. Possible examples of those timing differences include the following:

•	Because we may deduct capital losses only to the extent of our capital gains, we may have taxable income that exceeds our economic income.

•	We will recognize taxable income in advance of the related cash flow if any of our mortgage loans or mortgage-backed securities are deemed to have original issue discount. We generally must accrue original issue discount based on a constant yield method that takes into account projected prepayments but that defers taking into account credit losses until they are actually incurred.

•	We may recognize taxable market discount income when we receive the proceeds from the disposition of, or principal payments on, loans that have a stated redemption price at maturity that is greater than our tax basis in those loans, although such proceeds often will be used to make non-deductible principal payments on related borrowings.

•	We may recognize taxable income without receiving a corresponding cash distribution if we foreclose on or make a significant modification to a loan, to the extent that the fair market value of the underlying property or the principal amount of the modified loan, as applicable, exceeds our basis in the original loan.

•	We may recognize phantom taxable income from any residual interests in REMICs or retained ownership interests in mortgage loans subject to collateralized mortgage obligation debt.

Although several types of non-cash income are excluded in determining the annual distribution requirement, we will incur corporate income tax and the 4% nondeductible excise tax with respect to those non-cash income items if we do not distribute those items on a current basis. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with these requirements.

Failure to Qualify

Commencing with our 2005 taxable year, if we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Gross Income Tests” and “—Asset Tests.”

If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate stockholders might be eligible for the dividends received deduction and domestic non-corporate stockholders may be eligible for the reduced federal income tax rate of 15% on such dividends. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxable REIT Subsidiaries

As described above, we may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by us. A corporation will not qualify as a taxable REIT subsidiary if it directly or indirectly operates or manages any hotels or health care facilities or provides rights to any brand name under which any hotel or health care facility is operated.

We and our corporate subsidiary must elect for the subsidiary to be treated as a taxable REIT subsidiary. A corporation of which a qualifying taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. Overall, no more than 20% of the value of our assets may consist of securities of one or more taxable REIT subsidiaries, and no more than 25% of the value of our assets may consist of the securities of taxable REIT subsidiaries and other non-taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

The taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to us to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and us or our tenants that are not conducted on an arm’s-length basis.

We made an election to treat PCHLI as a taxable REIT subsidiary. PCHLI originates our loans and is subject to corporate income tax on its taxable income. We believe that all transactions between us and PCHLI (including sales of loans from PCHLI to us or a qualified REIT subsidiary, such as PCFI) have been, will be, conducted on an arm’s-length basis.

Taxation of Taxable U.S. Stockholders

The term “U.S. stockholder” means a holder of our common stock that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any of its states or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our common stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor regarding the consequences of the purchase, ownership and disposition of our common stock by the partnership.

As long as we qualify as a REIT, a taxable “U.S. stockholder” must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. stockholder generally will not qualify for the 15% tax rate for “qualified dividend income.” The Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the maximum tax rate for qualified dividend income from 38.6% to 15% for tax years 2003 through 2008. Without future congressional action, the maximum tax rate on qualified dividend income will move to 35% in 2009 and 39.6% in 2011. Qualified dividend income generally includes dividends paid to most U.S. non-corporate taxpayers by domestic C corporations and certain qualified foreign corporations. Because we are not generally subject to federal income tax on the portion of our REIT taxable income distributed to our stockholders (see “—Taxation of Our Company” above), our dividends generally will not be eligible for the 15% rate on qualified dividend income. As a result, our ordinary REIT dividends will be taxed at the higher tax rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 35%. However, the 15% tax rate for qualified dividend income will apply to our ordinary REIT dividends (i) attributable to dividends received by us from non-REIT corporations, such as our taxable REIT subsidiaries, and (ii) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our common stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our common stock become ex-dividend.

A U.S. stockholder generally will take into account distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. stockholder has held our common stock. A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s common stock. Instead, the distribution will reduce the adjusted basis of such common stock. A U.S. stockholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her common stock as long-term capital gain, or short-term capital gain if the shares of common stock have been held for one year or less, assuming the shares of common stock are a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

We may recognize taxable income in excess of our economic income, known as phantom income, in the first years that we hold certain investments, and experience an offsetting excess of economic income over our taxable income in later years. As a result, stockholders at times may be required to pay federal income tax on distributions that economically represent a return of capital rather than a dividend. These distributions would be offset in later years by distributions representing economic income that would be treated as returns of capital for federal income tax purposes. Taking into account the time value of money, this acceleration of federal income tax liabilities may reduce a stockholder’s after-tax return on his or her investment to an amount less than the after-tax return on an investment with an identical before-tax rate of return that did not generate phantom income. For example, if an investor with a 30% tax rate purchases a taxable bond with an annual interest rate of 10% on its face value, the investor’s before-tax return on the investment would be 10% and the investor’s after-tax return would be 7%. However, if the same investor purchased our common stock at a time when the before-tax rate of return was 10%, the investor’s after-tax rate of return on such stock might be somewhat less than 7% as a result of our phantom income. In general, as the ratio of our phantom income to our total income increases, the after-tax rate of return received by a taxable stockholder will decrease. We will consider the potential effects of phantom income on our taxable stockholders in managing our investments.

Any excess inclusion income that we recognize generally will be allocated among our stockholders to the extent that it exceeds our undistributed REIT taxable income in a particular year. A stockholder’s share of excess inclusion income would not be allowed to be offset by any net operating losses or other deductions otherwise available to the stockholder.

Taxation of U.S. Stockholders on the Disposition of Common Stock

In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the U.S. stockholder has held the common stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of common stock may be disallowed if the U.S. stockholder purchases other common stock, or enters into a contract or option to acquire substantially identical stock or securities, within 30 days before or after the disposition.

Capital Gains and Losses

A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate currently is 35% (which rate will apply until December 31, 2010). The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 15% for sales and exchanges of assets held for more than one year occurring through December 31, 2008. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate stockholders at a 15% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 28% with respect to distributions unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. stockholders. See “—Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income, or UBTI. While many investments in real estate generate UBTI, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI. However, if a tax-exempt stockholder were to finance its acquisition of common stock with debt, a portion of the income that it receives from us would constitute UBTI pursuant to the “debt-financed property” rules. Moreover, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI. Furthermore, a tax-exempt stockholder’s share of any excess inclusion income that we recognize would be subject to tax as UBTI. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our stock must treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our stock only if:

•	the percentage of our dividends that the tax-exempt trust must treat as UBTI is at least 5%;

•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust; and

•	either:

•	one pension trust owns more than 25% of the value of our stock; or

•	a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

Taxation of Non-U.S. Stockholders

The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of our common stock, including any reporting requirements.

A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of United States real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed on distributions and also may be subject to the 30% branch profits tax in the case of a corporate non-U.S. stockholder. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us, or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

However, reduced treaty rates are not available to the extent that the income allocated to the non-U.S. stockholder is excess inclusion income. Our excess inclusion income generally will be allocated among our stockholders to the extent that it exceeds our undistributed REIT taxable income in a particular year.

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its common stock. Instead, the excess portion of the distribution will reduce the adjusted basis of that common stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of the common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, a non-U.S. stockholder may incur tax on distributions that are attributable to gain from our sale or exchange of “United States real property interests” under special provisions of the federal income tax laws known as “FIRPTA.” The term “United States real property interests” includes interests in real property and shares in corporations at least 50% of whose assets consists of interests in real property. The term “United States real property interests” does not include mortgage loans or mortgage-backed securities. As a result, we do not anticipate that we will generate material amounts of gain that would be subject to FIRPTA. Under the FIRPTA rules, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of United States real property interests as if the gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution unless as exemption applies, we must withhold 35% of any such distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold. If our common stock becomes regularly traded on an established securities market in the future, capital gain distributions that are attributable to our sale of real property will be treated as ordinary dividends rather than as gain from the sale of a United States real property interest, as long as the non-U.S. stockholder did not own more than 5% of that class of our stock the one year prior to the distribution. As a result, non-U.S. stockholders generally would be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends.

In the unlikely event that at least 50% of the assets we hold were determined to be United States real property interests, gains from the sale of our common stock by a non-U.S. stockholder could be subject to a FIRPTA tax. However, even if that event were to occur, a non-U.S. stockholder generally would not incur tax under FIRPTA on gain from the sale of our common stock if we were a “domestically-controlled REIT.” A domestically-controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. stockholders. It is possible this test will not be met.

If our common stock becomes traded on a securities market, an additional exception to the tax under FIRPTA will become available, even if we do not qualify as a domestically-controlled REIT at the time the non-U.S. stockholder sells our common stock. The gain from such a sale by such a non-U.S. stockholder will not be subject to tax under FIRPTA if:

•	our common stock is considered regularly traded under applicable Treasury regulations on an established securities market, such as the Nasdaq National Market or the New York Stock Exchange; and

•	the non-U.S. stockholder owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period.

If the gain on the sale of the common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

•	the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or

•	the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

Sunset of Reduced Tax Rate Provisions

Several of the tax considerations described herein are subject to a sunset provision. The sunset provisions generally provide that for taxable years beginning after December 31, 2008, certain provisions that are currently in the Internal Revenue Code will revert back to a prior version of those provisions. These provisions include provisions related to the reduced maximum income tax rate for long-term capital gains of 15% (rather than 20%) for taxpayers taxed at individual rates, the application of the 15% tax rate to qualified dividend income, and certain other tax rate provisions described herein. The impact of this reversion is not discussed herein. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of sunset provisions on an investment in our common stock.

State and Local Taxes

We and/or our stockholders may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, stockholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the common stock.

PLAN OF DISTRIBUTION

This prospectus relates to the possible offer and sale from time to time of any shares of common stock held by the selling stockholders as shown in the table on page 147 under the heading “Selling Stockholders.” We are registering these shares of common stock to provide the selling stockholders with freely tradable shares. However, registration of the shares of common stock does not necessarily mean that the selling stockholders will offer or sell any of the shares. We are not offering for sale any shares of our common stock in the registration statement of which this prospectus is a part. We are filing the registration statement pursuant to contractual obligations that exist with the selling stockholders.

Any selling stockholder may from time to time, in one or more transactions, sell all or a portion of the shares of common stock held by the selling stockholder which are registered hereby in the over-the-counter market, on any national securities exchange on which our common stock is listed or traded, in negotiated transactions, in underwritten transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares registered hereby from time to time will be determined by the selling stockholders. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from a selling stockholder or from purchasers of shares registered hereby for whom they may act as agents, and underwriters may sell shares registered hereby to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Under agreements we may enter into, underwriters, dealers and agents who participate in the distribution of shares registered hereby may be entitled to indemnification by us against specific liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The shares registered hereby may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The methods by which the shares registered hereby may be sold include: (A) a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (B) a purchase by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus; (C) an ordinary brokerage transaction and a transaction in which the broker solicits purchasers; (D) privately negotiated transactions; and (E) an underwritten transaction.

Any selling stockholder that is identified as a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling stockholder obtained the stock as compensation for services. In addition, any affiliate of a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling stockholder purchased in the ordinary course of business and, at the time of its purchase of the stock to be resold, did not have any agreements or understandings, directly or indirectly, with any person to distribute the stock. As a result, any profits on the sale of the common stock by selling stockholders who are deemed to be “underwriters” and any discounts, commissions or concessions received by any such broker-dealers who are deemed to be “underwriters” will be deemed to be underwriting discounts and commissions under the Securities Act.

To the extent required, upon being notified by a selling stockholder that any arrangement has been entered into with any agent, underwriter or broker-dealer for the sale of the shares of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by any agent, underwriter or broker-dealer(s), the name(s) of the selling stockholder(s) and of the participating agent, underwriter or broker-dealer(s), specific common stock to be sold, the respective purchase prices and public offering prices, any applicable commissions or discounts, any additional terms constituting compensation, and other facts material to the transaction will be set forth in a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part, as appropriate.

In order to comply with state securities laws, if applicable, the shares registered hereby may be sold only through registered or licensed brokers or dealers. In addition, in specific states, the shares registered hereby may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

We have agreed to pay all costs and expenses incurred in connection with the registration under the Securities Act of the shares being registered hereby, including, without limitation, all registration and filing fees, printing expenses and fees and disbursements of our counsel and our accountants. The selling stockholders will pay any brokerage fees and commissions, fees and disbursements of legal counsel for the selling stockholders and stock transfer and other taxes attributable to the sale of the shares registered hereby.

Registration Rights

In connection with our 144A Offering, we entered into a registration rights agreement with FBR, Lehman Commercial Paper, Inc. and the then existing members of our management. Under our registration rights agreement with the holders of shares of our common stock purchased in our 144A Offering, we filed with the SEC the registration statement, of which this prospectus is a part, registering for resale under the Securities Act the shares of common stock they purchased in the private offering.

We have agreed to maintain the effectiveness of the resale registration statement generally until the earlier of:

•	two years have elapsed following the effective date of the resale registration statement, not including certain days during which we have prohibited the selling stockholders from selling shares;

•	the date on which all shares covered by the resale registration statement have been sold by the selling stockholders;

•	the date on which, in the opinion of our counsel, all shares covered by the resale registration statement that are not held by affiliates can be sold by the selling stockholders under Rule 144(k) under the Securities Act without registration.

We will be permitted to suspend the use, from time to time, of this prospectus (and therefore suspend sales of common stock under this prospectus) for periods, referred to as “blackout periods,” if upon the happening of certain events a majority of the independent members of our board of directors determines in good faith that it is in our best interests to suspend the use and we provide the selling stockholders, among others, with written notice of the suspension. The cumulative blackout periods may generally not exceed an aggregate of 90 days in any rolling 12-month period or more than 60 days in any rolling 90-day period. The blackout periods referred to in this paragraph may extend the time during which we must maintain the effectiveness of the shelf registration statement.

In addition, upon our request, the selling stockholders will not be permitted to sell, pledge or otherwise dispose of or transfer any of the shares of common stock covered by this registration statement for a period of 30 days prior to the effective date of a registration statement covering the initial public offering of our common stock and for a period of 60 days after that effective date. Furthermore, upon our request, the selling stockholders who owned common stock or rights to acquire common stock of our predecessor, PCHLI, that were converted into our common stock or rights to acquire our common stock, other than Lehman Commercial Paper, Inc., will be restricted from any transfer for a period of 180 days after the effective date of any initial public offering registration statement. We have filed a registration statement with the Securities and Exchange Commission in connection with a proposed initial public offering of our common stock.

CUSIP Number

The Committee on Uniform Securities Identification Procedures assigns a unique number, known as a CUSIP number, to a class or issue of securities in which all of the securities have similar rights. Upon issuance, the shares of our common stock covered by this prospectus included shares with three different CUSIP numbers, depending upon whether the issuance of the shares to the selling stockholder was conducted (i) by us to our pre-144A Offering holders or by us under Rule 506, (ii) by the initial purchaser under Rule 144A, or (iii) by the initial purchaser under Regulation S. Prior to the effectiveness of this registration statement, all of the securities covered by this prospectus are restricted securities under Rule 144 and their designated CUSIP numbers refer to such restricted status.

Any sales of our common stock pursuant to this prospectus must be settled with shares of our common stock bearing our general (not necessarily restricted) common stock CUSIP number, which is [                    ]. A selling stockholder named in this prospectus may obtain shares bearing our general common stock CUSIP number for settlement purposes by presenting the shares to be sold (with a restricted CUSIP), together with a certificate of registered sale, to our transfer agent, American Stock Transfer & Trust Company. The form of certificate of registered sale is available from our transfer agent upon request. The process of obtaining such shares might take a number of business days. SEC rules generally require trades in the secondary market to settle in 3 business days, unless the parties to any such trade expressly agree otherwise. Accordingly, a selling stockholder who holds securities with a restricted CUSIP at the time of the trade might wish to specify an alternate settlement cycle at the time of any such trade to provide sufficient time to obtain the shares with an unrestricted CUSIP in order to prevent a failed settlement.

Stock Market Listing

We intend to apply to have our common stock approved for quotation on the New York Stock Exchange under the symbol “PCI.”

Stabilization and Other Transactions

As described above, the selling stockholders may utilize methods of sale that amount to a distribution under federal securities laws. The anti-manipulation rules under the Exchange Act, including, without limitation, Regulation M, may restrict certain activities of, and limit the timing of purchases and sales of securities by, the selling stockholders and other persons participating in a distribution of securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time before the commencement of such distributions subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the common stock offered by this prospectus.

LEGAL MATTERS

Selected legal matters relating to the offering will be passed upon for us by Hunton & Williams LLP.

EXPERTS

The consolidated financial statements of People’s Choice Financial Corporation and subsidiaries as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 have been included herein and in the registration statement in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT

PEOPLE’S CHOICE FINANCIAL CORPORATION

We filed with the SEC a registration statement on Form S-11 under the Securities Act, including exhibits and schedules, for the shares of our common stock to be offered by the selling shareholders, from time to time, pursuant to the registration statement of which this prospectus is a part. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information, we refer you to the registration statement, including the exhibits and schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you free of charge on the SEC’s website at www.sec.gov and on our website at www.pchli.com.

As a result of the filing of the registration statement, we will become subject to the information and reporting requirements of the Exchange Act, and will file periodic proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Website Access to our Periodic SEC Reports

Our corporate website is www.pchli.com. We intend to make our periodic SEC reports (on Forms 10-K and 10-Q) and current reports (on Form 8-K), as well as the beneficial ownership reports filed by our directors, officers and 10% shareholders (on Forms 3, 4 and 5) available free of charge through our website as soon as reasonably practicable after they are filed electronically with the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by SEC rules. The information on our website, or any other website, is not a part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2006 (UNAUDITED) AND DECEMBER 31, 2005 AND 2004	F-3

CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005 (UNAUDITED), AND FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003	F-4

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY/(DEFICIT) FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED), AND FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003	F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005 (UNAUDITED), AND FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003	F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

People’s Choice Financial Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of People’s Choice Financial Corporation and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of People’s Choice Financial Corporation as of December 31, 2005 and 2004 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/    GRANT THORNTON LLP

Irvine, California

April 14, 2006

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31, 2006	As of December 31,
		2005	2004
	(unaudited)
	(in thousands, except per share and share data)
Assets:
Cash and cash equivalents	$70,623	$86,649	$365,060
Restricted cash	86,730	80,476	635
Mortgage loans held for sale, net of valuation allowance of $4,328, $12,711 and $3,731, respectively	646,682	1,231,938	158,321
Mortgage loans held for investment, net of allowance for loan losses of $37,972, $34,924 and $7,622, respectively	3,719,871	4,180,200	2,352,295
Accrued interest receivable	28,864	31,153	12,129
Derivative instruments, net	50,300	41,464	24,230
Fixed assets, net	12,886	13,530	10,524
Deferred income taxes, net	21,575	22,348	32,361
Income taxes receivable	21,258	37,172	1,066
Other assets	52,958	52,791	26,505

Total assets	$4,711,747	$5,777,721	$2,983,126

Liabilities and Stockholders’ Equity:
Warehouse financing facilities	$600,990	$1,209,216	$1,343,771
Mortgage-backed securities, net	3,718,609	4,145,635	1,184,753
Other liabilities	49,367	88,762	53,066

Total liabilities	4,368,966	5,443,613	2,581,590
Commitments and contingencies
Stockholders’ equity:
Preferred Stock, $0.01 par value per share; 50,000,000 aggregate shares authorized; 0 shares issued and outstanding at March 31, 2006 and December 31, 2005 and 2004	—	—	—
Common Stock, $0.01 par value per share; 450,000,000 aggregate shares authorized; 59,843,826 shares, 59,490,491 shares and 57,778,940 shares issued and outstanding at March 31, 2006 and December 31, 2005 and 2004, respectively	598	595	578
Additional paid-in-capital	340,792	340,672	340,674
Retained earnings (accumulated deficit)	1,391	(7,142)	60,711
Deferred compensation	—	(17)	(427)

Total stockholders’ equity	342,781	334,108	401,536

Total liabilities and stockholders’ equity	$4,711,747	$5,777,721	$2,983,126

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements.

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
	(in thousands, except per share data)
Revenues:
Interest income	$88,521	$53,513	$309,747	$90,946	$26,287
Interest expense	57,386	24,257	172,783	33,027	9,328

Net interest income	31,135	29,256	136,964	57,919	16,959
Provision for loan losses on loans held for investment	8,079	5,226	39,734	7,622	—

Net interest income after provision for loan losses	23,056	24,030	97,230	50,297	16,959
Other operating income:
Gain (loss) on sale of loans, net	2,599	(171)	(22,408)	84,510	77,093
Servicing income, net	7,493	964	20,211	1,002	271
Mark-to-market gain (loss) and realized gains (losses)—derivative instruments	8,836	16,169	20,451	(1,843)	—
Other income (expense), net	—	157	597	(27)	331

Total other operating income	18,928	17,119	18,851	83,642	77,695

Total revenues	41,984	41,149	116,081	133,939	94,654
Expenses:
Other operating expenses:
Personnel expense	16,039	14,782	58,281	52,405	29,644
Occupancy expense	1,753	1,244	5,820	3,637	2,332
Telephone and communication expense	332	283	1,230	808	620
Data processing expense	1,237	964	4,673	2,706	1,287
Professional expense	3,413	962	14,087	2,619	1,247
Advertising and promotional expense	3,109	1,624	11,248	4,017	1,769
General and administrative expense	5,788	2,338	16,256	6,152	3,846

Total operating expenses	31,671	22,197	111,595	72,344	40,745

Income before provision (benefit) for income taxes	10,313	18,952	4,486	61,595	53,909
Provision (benefit) for income taxes	1,780	2,164	(8,048)	27,251	23,079

Net income	$8,533	$16,788	$12,534	$34,344	$30,830

Earnings per common share:
Basic earnings per share	$0.14	$0.29	$0.21	N/A	N/A
Diluted earnings per share	0.14	0.27	0.20	N/A	N/A
Weighted average shares outstanding:
Basic weighted average shares outstanding	59,490	57,779	58,873	N/A	N/A
Diluted weighted average shares outstanding	62,426	63,108	63,433	N/A	N/A

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements.

PEOPLE’S CHOICE FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY/(DEFICIT)

Three Months Ended March 31, 2006 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

	Common Shares Outstanding	Common Stock	APIC	Retained Earnings (Accumulated Deficit)	Deferred Compensation	Total Stockholders’ Equity (Deficit)
	(dollars in thousands)
Balance, December 31, 2002	70	$—	$4,705	$10,765	$(2,114)	$13,356
Deferred compensation recognized	—	—	—	—	832	832
Net income, 2003	—	—	—	30,830	—	30,830

Balance, December 31, 2003	70	—	4,705	41,595	(1,282)	45,018
Issuance of common stock, net	35,318	354	324,842	—	—	325,196
Stock options granted	—	—	5,409	—	—	5,409
Exchange of PCFC common stock	19,246	192	(192)	—	—	—
Exchange of PCHLI common stock	(70)	—	—	—	—	—
Exercise of warrants	1,809	18	—	—	—	18
Exercise of stock options	1,406	14	17	—	—	31
Tax benefit from exercise of stock options	—	—	5,893	—	—	5,893
Deferred compensation recognized	—	—	—	—	855	855
Dividends	—	—	—	(15,228)	—	(15,228)
Net income, 2004	—	—	—	34,344	—	34,344

Balance, December 31, 2004	57,779	578	340,674	60,711	(427)	401,536
Exercise of stock options	2,409	24	30	—	—	54
Tax benefit from exercise of stock options	—	—	5,380	—	—	5,380
Repurchase of common stock	(698)	(7)	(5,412)	—	—	(5,419)
Deferred compensation recognized	—	—	—	—	410	410
Dividends	—	—	—	(80,387)	—	(80,387)
Net income, 2005	—	—	—	12,534	—	12,534

Balance, December 31, 2005	59,490	595	340,672	(7,142)	(17)	334,108
Reclassification of deferred compensation to additional paid in capital upon adopting SFAS 123(R) (unaudited)	—	—	(17)	—	17
Issuance of restricted stock and stock-based compensation (unaudited)	354	3	137	—	—	140
Net income, three months ended March 31, 2006 (unaudited)	—	—	—	8,533	—	8,533

Balance, March 31, 2006 (unaudited)	59,844	$598	$340,792	$1,391	$—	$342,781

The accompanying notes to these consolidated financial statements are an integral part of this consolidated statement.

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
	(in thousands)
Cash flows from operating activities:
Net income	$8,533	$16,788	$12,534	$34,344	$30,830
Adjustments to reconcile net income to net cash and cash equivalents (used in) provided by operating activities:
(Gain) loss on sale of loans, net	(2,599)	171	22,408	(84,510)	(77,093)
Provision for loan losses on loans held for investment	8,079	5,226	39,734	7,622	—
Depreciation and amortization	988	718	3,366	2,070	1,015
Loans originated and purchased for sale, net	(997,608)	(1,415,208)	(5,773,708)	(5,150,142)	(3,050,560)
Loan sales and collections	1,591,857	156,813	1,383,805	3,084,914	2,838,236
Decrease (increase) in accrued interest	2,289	(6,631)	(19,024)	(11,479)	(460)
Mark to market—derivative instruments	(8,836)	(16,169)	(16,239)	1,843	—
Gain on sale of mortgage servicing rights	—	(101)	(260)	(152)	—
Proceeds from sale of mortgage servicing rights	—	4,173	10,474	3,715	—
Amortization of loan discount and net deferred origination costs on mortgage loans held for investment	2,717	1,270	7,695	1,353	—
Amortization of bond discount and deferred financing costs	3,579	2,076	11,983	2,698	—
Deferred compensation	10	208	410	855	832
Stock-based compensation	130	—
Issuance of common stock options below market value	—	—	—	5,409	—
Loss on disposal of fixed assets	16	21	297	10	258
Deferred income taxes	773	8,239	10,013	(15,950)	(10,667)
Net change in other assets and liabilities	1,245	(8,809)	(29,649)	(21,073)	13,081

Net cash provided by (used in) operating activities	611,173	(1,251,215)	(4,336,161)	(2,138,473)	(254,528)
Cash flows from investing activities:
Increase in restricted cash	(6,253)	(7,030)	(79,841)	(335)	—
Principal payments received on mortgage loans held for investment, net	433,954	139,886	1,406,597	116,986	—
Purchase of furniture, fixtures, and equipment	(360)	(1,856)	(6,669)	(4,701)	(7,421)

Net cash provided by (used in) investing activities	427,341	131,000	1,320,087	111,950	(7,421)
Cash flows from financing activities:
Net (reduction in) proceeds from warehouse financing facilities	(608,225)	(79,664)	(134,555)	893,409	263,192
Proceeds from issuance of mortgage-backed securities	9,092	1,074,074	4,338,728	1,333,264	—
Debt issuance costs	—	(2,687)	(10,869)	(4,532)	—
Payments of mortgage-backed securities	(437,560)	(132,710)	(1,371,513)	(145,153)	—
Purchase of derivative instruments	—	—	(996)	(26,073)	—
Proceeds from issuance of common stock, net of offering costs	—	—	—	325,196	—
Proceeds from warrants exercised	—	—	—	18	—
Proceeds from common stock options exercised	—	—	54	31	—
Payment for redemption of preferred stock	—	—	—	(3,480)	—
Payment for repurchase of common stock	—	—	(5,419)	—	—
Payment of dividends to common stockholders	(17,847)	(15,228)	(77,767)	—	—

Net cash (used in) provided by financing activities	(1,054,540)	843,785	2,737,663	2,372,680	263,192
Net (decrease) increase in cash and cash equivalents	(16,026)	(276,430)	(278,411)	346,157	1,243
Cash and cash equivalents at beginning of period	86,649	365,060	365,060	18,903	17,660

Cash and cash equivalents at end of period	$70,623	$88,630	$86,649	$365,060	$18,903

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$52,371	$22,521	$163,688	$31,055	$8,640
Income taxes	17	194	10,905	50,753	24,751
Supplemental disclosure of significant non-cash activity:
Transfer of loans held for sale to loans held for investment	$—	$1,316,198	$3,310,008	$2,481,788	$—
Transfer of loans held for sale to real estate owned	1,380	137	6,228	589	—
Transfer of loans held for investment to real estate owned	16,619	1,028	19,071	—	—

The accompanying notes to these consolidated financial statements are an integral part of this consolidated statement.

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

1.    Organization

People’s Choice Financial Corporation (the “Company” or “PCFC”), a Maryland corporation, was formed on May 5, 2004. The Company elected to be taxed as a real estate investment trust (“REIT”), under the Internal Revenue Code commencing with its taxable year ended December 31, 2004. The Company is engaged in the business of originating, selling, securitizing, and servicing single-family, non-prime residential mortgage loans through its wholly-owned subsidiaries, People’s Choice Home Loan, Inc. (“PCHLI”), a Wyoming corporation which was formed on December 29, 1999, and People’s Choice Funding, Inc. (“PCFI”), a Delaware corporation which was formed on May 5, 2004. Prior to December 28, 2004, PCHLI operated as a separate C Corporation. PCHLI began operating as a taxable REIT subsidiary of PCFC on December 28, 2004. PCFI operates as a qualified REIT subsidiary of PCFC.

PCHLI currently has three subsidiaries, two of which were formed to facilitate securitizations and warehouse financing facilities. People’s Choice Home Loan Securities Corp. (“PCSC”) was formed on December 17, 2003 as a Delaware corporation to facilitate the securitization of mortgage loans. People’s Choice Funding II was formed as a statutory trust in Delaware on October 31, 2003. Wilmington Trust Company is the “owner/trustee” of People’s Choice Funding II, and through November 2005, PCHLI contributed mortgage loans to this entity for acquisition by DB Structured Products, Inc., pursuant to a repurchase facility. People’s Choice Consulting, LLC (“PCC”), was formed as a limited liability company in California on July 25, 2003 for the acquisition and operation of the Company’s transportation equipment.

As part of the merger agreement and formation transactions that took place on December 28, 2004, the Company conducted a common stock offering, whereby it sold 35,318,410 shares of common stock at $10.00 per share, less an initial purchaser’s discount, advisor fees and other offering expenses for net proceeds of $325.2 million. As a result of the merger, all of the outstanding shares of convertible preferred stock of PCHLI were redeemed for $3.5 million. In accordance with the merger agreement, each share of common stock of PCHLI was exchanged for 271.067 shares of common stock. Furthermore, as a result of the merger, the Company was obligated to pay a common stock cash dividend in an amount equal to the amount, if any, by which PCHLI’s total stockholders’ equity, including convertible preferred stock, on the date immediately prior to the offering exceeded PCHLI’s total stockholders’ equity, including convertible preferred stock, on September 30, 2004. The dividend totaled $15.2 million and was accrued as a dividend payable and a reduction to retained earnings on PCFC’s consolidated balance sheet at December 31, 2004. In March 2005, the dividend was paid in full by PCHLI, using PCHLI funds. Holders of options to purchase shares of PCHLI common stock that were outstanding immediately before the merger received in exchange for their PCHLI options, options to purchase 8,945,220 shares of the Company’s common stock, based on the merger exchange ratio (with a proportional adjustment in the exercise price per share), with the same vesting rights as their PCHLI options. In addition, warrants to purchase shares of PCHLI common stock, all of which were held by Lehman Commercial Paper, Inc., were converted into warrants to purchase 1,809,002 shares of our common stock, all of which were exercised. Immediately before the closing of the offering, one of the Company’s subsidiaries was merged with PCHLI, with PCHLI as the surviving entity and, as a result, PCHLI became a wholly-owned subsidiary of PCFC. As required by Statement of Financial Accounting Standards No. 141 (“SFAS No. 141”), “Business Combinations”, the transaction was accounted for as a transfer of net assets between entities under common control. The financial statements of PCFC recorded the net assets transferred at their carrying values in the accounts of PCHLI, as though the transfer occurred as of January 1, 2004.

The Company focuses on the single-family, non-prime residential mortgage lending market, namely mortgages that do not meet all of the credit, collateral, and documentation requirements necessary to be eligible

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

for sale to Fannie Mae or Freddie Mac. Loans originated by the Company are extended on the basis of the Company’s evaluation of the creditworthiness of the borrower and the equity in the borrower’s property. PCHLI began interim servicing on all loans funded beginning in August 2002. Since August 2002, PCHLI services all funded loans from the date of origination to the time the investors request transfer of the loan servicing, which is typically up to 90 days from the sale date. The Company services loans held in securitization trusts for longer periods of time under a sub-servicing arrangement which requires the Company to pay a master servicing fee to the master servicer. The aggregate outstanding balance of mortgage loans serviced held in securitization trusts was $2.6 billion and $2.8 billion at March 31, 2006 and December 31, 2005, respectively. The aggregate outstanding balance of mortgage loans serviced on an interim basis by the Company was $1.2 billion and $1.8 billion at March 31, 2006 and December 31, 2005, respectively.

PCHLI has been operating as a finance company, primarily engaged in the business of originating, selling and securitizing home mortgages secured by single-family residences. At March 31, 2006, PCHLI operated 19 wholesale branch offices and 7 retail offices throughout the United States. PCHLI originates mortgage loans on a nationwide basis through its broker and retail production channels.

In April 2004, PCHLI began securitizing loans and issuing mortgage-backed securities through its wholly-owned subsidiary, PCSC. PCSC completed two securitizations, People’s Choice Home Loan Securities Trust Series 2004-1 and 2004-2 in April and August of 2004, respectively. In 2005, PCFI, the Company’s qualified REIT subsidiary, began securitizing loans and completed four securitizations, People’s Choice Home Loan Securities Trust Series 2005-1, 2005-2, 2005-3, and 2005-4 in January, April, July, and October 2005, respectively. On a going forward basis, the Company expects that most of the securitizations will involve loans held by PCFI, a qualified REIT subsidiary. PCHLI will continue to originate and sell a portion of the mortgage loans originated to outside investors, as well as to the Company’s qualified REIT subsidiary, PCFI.

As a REIT, the Company generally is not subject to federal corporate taxes on income produced by the investment portfolio or other REIT income to the extent that income is distributed to the stockholders and other REIT requirements of the Internal Revenue Code are met. The REIT structure allows the Company the flexibility to originate, sell, and securitize mortgage loans through the taxable REIT subsidiary, PCHLI, to provide for future growth in the Company’s capital base and operations. PCHLI is subject to federal, state, and local corporate taxes on its income.

The consolidated financial statements hereafter refer to PCFC and its wholly-owned subsidiaries, collectively as the “Company”.

2.    Summary of Significant Accounting Policies

Principles of Accounting and Consolidation

The Company’s policy is to prepare its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The accompanying consolidated financial statements include the consolidated financial statements of the Company’s wholly-owned subsidiaries, PCHLI, PCFI and PCC. All material inter-company balances and transactions among PCFC and its wholly-owned subsidiaries are eliminated in consolidation.

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

Unaudited Interim Financial Information

The accompanying unaudited interim consolidated balance sheet as of March 31, 2006, the consolidated statements of income for the three months ended March 31, 2006 and 2005, the consolidated statements of cash flows for the three months ended March 31, 2006 and 2005 and the consolidated statement of stockholders’ equity for the three months ended March 31, 2006 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s consolidated statement of financial position at March 31, 2006, its results of operations and its cash flows for the three months ended March 31, 2006 and 2005. The results of operations for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006.

Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although we base our estimates and assumptions on historical experience and on various other factors that management believes to be reasonable under the circumstances, our management exercises significant judgment in the final determination of our estimates. Actual results may differ from these estimates. The areas that require significant judgment by management include: deferred and prepaid taxes, the carrying value of loans held for sale, deferred fees, deferred debt issuance costs, allowance for loan losses on loans held for investment, valuation of derivative instruments and income taxes.

Mortgage Banking Activities

The Company depends on its ability to sell and securitize loans in the secondary markets, as market conditions allow, to generate cash proceeds to pay down its warehouse financing facilities and fund new originations. The ability of the Company to sell and securitize mortgage loans on acceptable terms is essential for the continuation of the Company’s mortgage loan origination operations. Prior to April 2004, the Company derived its revenue primarily through the sale of mortgage loans to various third-party purchasers under purchase and sale agreements. Currently, the Company primarily derives its revenue from net interest income from loans held for investment.

In the ordinary course of business, a purchaser of a loan from the Company may request that the Company refund a portion of the premium paid by the purchaser to the Company at the time of sale if the loan is prepaid in full or alleged violations of standard representations and warranties occur within a certain amount of time from the date of sale. The Company records a repurchase allowance to cover potential premium recapture on loans sold, which is charged to the provision for repurchases.

Cash and Cash Equivalents

For purposes of financial statement presentation, the Company considers all liquid investments with an original maturity of three months or less to be cash equivalents.

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

Restricted Cash

The Company had $86.7 million, $80.5 million and $635,000 of restricted cash as of March 31, 2006, December 31, 2005 and 2004, respectively. Restricted cash includes $150,000, $225,000 and $300,000 at March 31, 2006 and December 31, 2005 and 2004, respectively, held as collateral for a standby letter of credit issued in connection with a lease of office space. Restricted cash also includes $86.5 million, $76.3 million and $335,000 at March 31, 2006 and December 31, 2005 and 2004, respectively, held in separate restricted accounts in the People’s Choice Home Loan Securities Trust Series 2004-1, 2004-2, 2005-1, 2005-2, 2005-3, and 2005-4 securitization trusts as collateral. Additionally, as of March 31, 2006 and December 31, 2005, restricted cash includes $0 and $4.0 million, respectively, in cash held in margin accounts associated with the Company’s interest rate risk management activities.

Mortgage Loans Held for Sale, Net

Mortgage loans held for sale are mortgage loans the Company plans to sell as whole loans and are carried at the lower of aggregate cost, net of deferred loan origination costs and fees, or market calculated on an aggregate pool basis for loans with similar characteristics. Nonrefundable fees and direct costs associated with the origination of mortgage loans held for sale are deferred and recognized when the loans are sold. The fair value of mortgage loans held for sale is determined using current investor commitments or, in the absence of such commitments, fair value is based upon quoted market prices for loans of similar credit quality. The Company maintains a valuation allowance for certain loans held for sale that are severely delinquent, have significant collateral deficiencies or have other attributes that reduce their sale potential such that the cost exceeds market value. The valuation allowance is based upon the Company’s estimate of expected losses, generally based on the Company’s loss history for similar loans. Changes in the valuation allowance are included in the determination of net income in the period in which the change occurs and included in (loss) gain on sale of loans.

Mortgage Loans Held for Investment, Net

During 2004 and 2005, the Company completed six securitizations totaling $5.7 billion. The securitizations were treated as financings under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125.”

Mortgage loans held for investment are carried at cost, net of discounts, deferred origination costs, and an allowance for loan losses. Discounts, nonrefundable fees and direct costs associated with the origination of the loans are deferred and amortized to interest income on a level yield basis over the estimated life of the loans. Mortgage loans held for sale are transferred to mortgage loans held for investment when such loans have been included or identified for inclusion in a securitization transaction. For financial reporting purposes, the transfer is recorded at the carrying value of the loan at the date of transfer.

The Company securitizes its loans held for investment by transferring loans to a trust that issues long term debt. The securitizations are structured legally as sales, but for accounting purposes are treated as financings under SFAS No. 140. The securitizations do not meet the qualifying special purpose entity criteria under SFAS No. 140 and related interpretations because after the loans are securitized, the securitization trusts have the ability to acquire derivatives relating to the beneficial interests retained by the Company and, the servicer, on behalf of the securitization trusts, may also, in its discretion, as an alternative to foreclosure, sell defaulted mortgage loans at fair market value to third-parties, if the servicer reasonably believes that such sale would maximize proceeds

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

with respect to that mortgage loan. Accordingly, the loans remain on the balance sheet, retained interests are not created, and mortgage-backed securities are issued to replace the warehouse financing facility debt originally associated with the mortgage loans.

The Company has sold and contracted to sell mortgage servicing rights for the mortgage loans held for investment to unrelated third party sub-servicers. At the date the mortgage servicing rights are sold, the Company allocates a portion of the basis in the mortgage loans to the mortgage serving rights, which results in a discount to the mortgage loans held for investment. That discount is accreted as an adjustment to yield on the mortgage loans held for investment over the life of the mortgage loans. In accordance with AICPA Statement of Position 01-6, “Accounting by Certain Entities (Including entities with Trade Receivables) That Lend to or Finance the Activities with Others”, the carrying value of the mortgage loan is allocated between the mortgage loan basis and the mortgage servicing right basis consistent with the relative fair value method prescribed in SFAS No. 140. As a result, only a nominal gain is realized from the sale of the mortgage serving rights and a discount is recorded on the mortgage loans held for investment. Additionally, loans identified for future securitizations are classified as loans held for investment.

The Company records interest income on mortgage loans held for investment and interest expense on the mortgage-backed securities issued in the securitizations over the life of the securitizations.

Real Estate Owned

When a loan is deemed to be uncollectible and the property is foreclosed, it is transferred to real estate owned at net realizable value. Net realizable value is defined as the property’s fair value less estimated costs to sell. Individual real estate owned properties are periodically evaluated, and additional impairments upon revaluation are recorded as charges to operations. The costs of holding this real estate and related gains and losses on disposition are credited or charged to operations as incurred. At March 31, 2006 and December 31, 2005 and 2004, real estate owned amounting to $26.9 million, $16.7 million and $589,000, respectively, was included in other assets in the accompanying consolidated balance sheets.

Allowance for Loan Losses

Allowances for loan losses have been provided on certain non-performing loans and other loans held for investment. The allowance is based on the Company’s estimate of losses inherent and probable as of its balance sheet date. Provisions for losses are charged to operations and credited to the allowance for loan losses. The Company charges off uncollectible loans at the time of liquidation. On an ongoing basis, management monitors and evaluates the adequacy of the allowance for loan losses. In determining the adequacy of the allowance for loan losses, management considers such factors as current performance of the loans, historical loss experience, underlying collateral values, known problem loans, assessment of economic conditions, and other appropriate data to identify the risks in the mortgage loans held for investment. The amount of the allowance for loan losses is based on estimates and ultimate losses may vary from current estimates.

Interest Income

Interest income is recorded as earned. Interest income represents the interest earned on loans held for sale during the period prior to their sale, as well as interest earned on loans held for investment, recorded over the life of the loans. For loans that are 90 days or more delinquent, the Company reverses interest income previously

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

recognized but not collected, and ceases to accrue interest income until all past-due amounts are collected. The accrual of interest income is resumed when principal and interest become current and are anticipated to be fully collectible. At March 31, 2006 and December 31, 2005 and 2004, there were loans with an unpaid principal balance of $235.2 million, $156.5 million and $11.6 million on non-accrual status, respectively.

Loan Origination Costs and Deferred Debt Issuance Costs

Interest income on the mortgage loan portfolio is a combination of the accrual of interest based on the outstanding balance and contractual terms of the mortgage loans, adjusted by the amortization of net deferred origination costs related to originations in the investment portfolio, in accordance with Statement of Financial Accounting Standards No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases” (Statement No. 91). Net deferred origination costs consist primarily of premiums, discounts and other net capitalized fees and costs associated with originating mortgage loans. For loans held for investment, these net deferred costs are amortized as adjustments to interest income over the estimated lives of the loans using the effective yield method. Because the Company holds a large number of similar loans for which prepayments are probable and for which the timing of such prepayments can reasonably be estimated, prepayment estimates are currently factored in determining periodic amortization based on a model that considers actual prepayment experience to-date, as well as forecasted prepayments based on the contractual interest rate on the loans, loan age, loan type, prepayment fee coverage, and a variety of other factors. Mortgage prepayments are also affected by the terms and credit grades of the loans, conditions in the housing and financial markets and general economic conditions. Prepayment assumptions are reviewed regularly to ensure that actual Company experience as well as industry data are supportive of prepayment assumptions used in the model. Updates that are required to be made to these estimates are applied as if the revised estimates had been in place since the origination of the loans and result in adjustments to the current period amortization recorded to interest income.

Deferred debt issuance costs and discount related to the mortgage-backed securities are amortized to interest expense using the effective yield method in a manner that anticipates prepayments.

Gain (Loss) on Sale of Loans, Net

Gains or losses resulting from sales of mortgage loans are recognized at the date of settlement and are based on the difference between the selling price and the carrying value of the related loans sold. Also included in gain (loss) on sales of loans are adjustments to the valuation allowance for loans held for sale and repurchase allowance. As part of the sale of the mortgage loans, the Company normally sells the servicing rights. The purchasing company pays the Company a service release premium for that right. This premium is included in “gain (loss) on sale of loans, net” in the accompanying consolidated statements of income.

Loan sales are accounted for as sales when control of the loans is surrendered, to the extent that consideration other than beneficial interest in the loans transferred is received in the exchange.

Repurchase Allowance

The Company records a repurchase allowance for loans sold to investors where there is the potential for repurchase of those loans or indemnification of losses based on alleged violations of representations and warranties which are customary to the mortgage banking industry. Provisions for losses are charged to operations

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

and credited to the repurchase allowance and are determined by management based upon the Company’s evaluation of the potential exposure related to the loan sale agreements over the life of the associated loans sold. In determining the adequacy of the repurchase allowance, management considers such factors as historical loss experience, underlying collateral values, assessment of economic conditions and other appropriate data to identify the risks associated with the potential repurchase of loans sold. The repurchase allowance is included in other liabilities in the accompanying consolidated balance sheets. The amount of the repurchase allowance is based on estimates and ultimate losses may vary from current estimates.

Hedging Activities

In connection with the Company’s strategy to mitigate interest rate risk, the Company uses derivative financial instruments, such as interest rate cap and interest rate swap contracts. The Company also uses Eurodollar futures to hedge interest rate risk. It is not the Company’s policy to use derivatives to speculate on interest rates. These derivative instruments have an active secondary market and are intended to provide income and cash flow to offset potential reduced net interest income and cash flow under certain interest rate environments. In accordance with Statement on Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted (“SFAS No. 133”), the derivative financial instruments and any related margin accounts are reported on the consolidated balance sheets at their fair value. The Company currently accounts for its derivative financial instruments as undesignated derivative instruments. The fair value of the Company’s derivative instruments are included in the consolidated balance sheet. Any realized or unrealized changes in the fair value of derivative instruments are reported in the consolidated statements of income in the period in which the changes occur. Realized gains and losses from the sale or expiration of derivative instruments relating to loans held for sale are recognized at the date of settlement. Prior to 2004, the Company did not use derivative financial instruments. The Company’s derivative instruments did not qualify for hedge accounting treatment during the three months ended March 31, 2006 and 2005 and years ended December 31, 2005 and 2004.

Loan Servicing and Other Fees

PCHLI performs interim servicing functions on mortgage loans originated by the Company, prior to the transfer of the servicing to the purchasers of the loans, typically for a period of up to 90 days from origination. Fees for servicing loans are credited to income when earned. Other loan fees, which represent income from the prepayment of loans and delinquent payment charges on loans held for investment are recorded as revenue when collected. Securitization administration expenses represent third party costs of servicing loans which are expensed as incurred. Servicing income, net, was comprised of the following components for the three months ended March 31, 2006 and 2005 and years ended December 31, 2005, 2004, and 2003:

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
	(in thousands)
Prepayment penalty fees	$9,370	$2,963	$29,610	$2,136	$59
Delinquent payment charges and other	291	806	1,277	497	212
Securitization administration expense	(2,168)	(2,805)	(10,676)	(1,631)	—

Servicing income, net	$7,493	$964	$20,211	$1,002	$271

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

Escrow and Fiduciary Funds

The Company maintains segregated bank accounts in trust for purchasers of loans with respect to payments on securitized loans and mortgage loans serviced for investors, as well as for mortgagors with respect to property tax and hazard insurance premium payments escrowed by mortgagors with the Company. These accounts amounted to $12.7 million, $26.1 million and $28.0 million at March 31, 2006 and December 31, 2005 and 2004, respectively. As these amounts are not owned by the Company, they are not included in the accompanying consolidated financial statements.

Fixed Assets

Premises and equipment are stated at cost, less accumulated depreciation or amortization. Depreciation on premises and equipment is recorded using the straight-line method over the estimated useful lives of individual assets, typically three to thirty years. Leasehold improvements are amortized over the terms of their related leases, which range from three to six years or the estimated useful lives of improvements, whichever is shorter. When assets are disposed of, the applicable costs and accumulated depreciation thereon are removed from the accounts and any resulting gain or loss is included in current operations.

Income Taxes

The Company has elected to be taxed as a REIT for federal income tax purposes, commencing with the taxable year ending December 31, 2004. Qualification as a REIT is dependent upon the Company’s ability to meet, on a continuing basis, various complex requirements under the Internal Revenue Code relating to, among other things, the sources of the Company’s gross income, the composition and values of the Company’s assets, distribution levels and the diversity of ownership of the Company’s capital stock.

As a REIT, the Company generally will not be subject to federal and state income tax if it meets the REIT requirements under the Internal Revenue Code. The Company’s subsidiary that meets the requirements of the Internal Revenue Code to be a qualified REIT subsidiary is not generally required to pay federal and most state income taxes. However, the Company’s wholly-owned subsidiary, PCHLI, is a taxable REIT Subsidiary (“TRS”). As a TRS, PCHLI, is subject to federal and state taxes on its income. Accordingly, the Company must recognize income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” for its taxable REIT subsidiary, whose conduct of the mortgage banking and other businesses is fully taxable at regular corporate rates. SFAS No. 109 requires that inter-period income tax allocation be based on the asset and liability method. Accordingly, the Company has recognized the tax effects of temporary differences between its tax and financial reporting basis of assets and liabilities that will result in taxable or deductible amounts in future periods.

Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period that includes the enactment date.

The Company records a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized, as required by SFAS No. 109. In

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

determining the possible realization of deferred tax assets, the Company considers future taxable income from the following sources: (i) the reversal of taxable temporary differences, (ii) taxable income from future operations and (iii) tax planning strategies that, if necessary, would be implemented to accelerate taxable income into periods in which net operating losses might otherwise expire.

Loan sales from PCHLI, the Company’s TRS, to the REIT are recorded at estimated fair value as of the date of sale and the gain or loss on sale is included in the taxable income of PCHLI and a loan premium is recorded in the Company’s separate accounts. This intercompany gain or loss and loan premium are eliminated upon consolidation for financial reporting purposes. The difference between PCFI’s tax basis in the acquired loans and the basis in the loans for financial reporting purposes is not considered a temporary difference for which deferred taxes are provided. The amount of tax paid or to be paid by PCHLI in its separate return related to this gain is recorded as prepaid taxes for financial reporting purposes and amortized as tax expense over the estimated life of the related loans using the effective yield method.

Stock Options and Stock-Based Compensation

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” (“SFAS No. 123(R)”), using the modified prospective basis. Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based compensation awards using the intrinsic value method of APB Opinion 25, Accounting for Stock Issued to Employees (“APB 25”). Accordingly, the Company did not recognize compensation expense in the statements of income for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant. As required by SFAS No. 123, the Company also provided certain pro-forma disclosures for stock-based awards as if the fair-value-based approach of SFAS No. 123 had been applied. In accordance with SFAS No. 123(R), the Company began recognizing stock-option based compensation expense in the consolidated statements of income using the fair value based method for costs related to all share-based payments including stock options and restricted stock. Under this transition method, the Company has applied the provisions of SFAS No. 123(R) to awards granted after January 1, 2006. Additionally, the Company has eliminated its deferred compensation balance against additional paid in capital and will recognize compensation cost over the remaining service period for the portion of awards for which the requisite service period had not been rendered and remained outstanding as of January 1, 2006. The compensation cost for these awards has been based on the grant date fair value, as calculated for the pro-forma disclosures previously required by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.”

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

During the three months ended March 31, 2006, the Company recorded $130,000 of stock-based compensation in the consolidated statements of income. The following table illustrates the effect on net income and earnings per share for the three months ended March 31, 2005 and the years ended December 31, 2005, 2004 and 2003 if the Company had recognized compensation expense for all stock-based payments, which primarily consisted of stock options, to employees based on their fair values:

	For the Three Months Ended March 31, 2005	For the Years Ended December 31,
		2005	2004	2003
	(unaudited)
	(in thousands, except per share data)
Net income as reported	$16,788	$12,534	$34,344	$30,830
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	184	287	513	499
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(513)	(450)	(559)	(534)

Pro forma net income	$16,459	$12,371	$34,298	$30,795

Basic earnings per share:
As reported	$0.29	$0.21	N/A	N/A
Pro forma	0.28	0.21	N/A	N/A
Diluted earnings per share:
As reported	$0.27	$0.20	N/A	N/A
Pro forma	0.26	0.20	N/A	N/A
Basic weighted average shares outstanding:
As reported	57,779	58,873	N/A	N/A
Pro forma	57,779	58,873	N/A	N/A
Diluted weighted average shares outstanding:
As reported	63,108	63,433	N/A	N/A
Pro forma	63,108	63,433	N/A	N/A

The fair value of stock options granted is estimated at the date of grant using the Black-Scholes option-pricing model. During the three months ended March 31, 2006, the Company granted 195,000 stock options with a weighted average fair value of $0.56 per option. During the year ended December 31, 2005, the Company granted 1,030,000 stock options with a weighted average fair value of $1.20 per option. During the year ended December 31, 2004, stock options granted were recorded as compensation expense using the intrinsic value method. There were no stock options granted during the year ended December 31, 2003 that were required to be valued using the Black-Scholes option pricing model. The fair value of stock options on the date of the grant during 2006 and 2005 using the Black-Scholes option pricing included the following weighted average assumptions:

	For the Three Months Ended March 31, 2006	For the Year Ended December 31, 2005
	(unaudited)
Expected life (years)	3	3
Risk-free interest rate	4.39%	3.25%
Volatility	40.85%	47.01%
Dividend yield	16.00%	16.00%

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

Under the provisions of SFAS No. 123(R), the Company calculates the expected term of option grants based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate will be based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life of the option. Volatility is calculated based on historical stock price volatility of similar entities over a period that approximates the expected term. The dividend rate is based upon historical dividend distributions and, if necessary, adjusted based on the dividend yield of similar entities to reduce volatility in calculating this assumption.

Advertising Expense

The Company’s policy is to charge advertising costs to expense when incurred.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revision of SFAS No. 123, Accounting for Stock-Based Compensation, which also supersedes APB 25 (“SFAS No. 123R”). The revised standard eliminates the alternative to use Opinion 25’s intrinsic value method of accounting and eliminates the disclosure only provisions of SFAS No. 123. The revised standard applies to all awards granted after December 31, 2005 and requires the recognition of compensation expense in the financial statements for all share-based payment transactions subsequent to that date. The revised standard also requires the prospective recognition of compensation expense in the financial statements for all unvested options after January 1, 2006. The Company adopted SFAS No. 123R on January 1, 2006. During the three months ended March 31, 2006, the Company recorded $130,000 of stock-based compensation in the consolidated statements of income.

In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (“SFAS No. 154”), Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 applies to all voluntary changes in accounting principle. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 replaces APB Opinion 20 and requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Company adopted SFAS No. 154 on January 1, 2006. The adoption of SFAS No. 154 had no impact on the Company’s financial statements.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 (“SFAS No. 155”), Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140. SFAS No. 155 permits fair value measurement for certain hybrid instruments, clarifies which interest-only and principal-only strips are subject to SFAS No. 133, clarifies and establishes requirements related to embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on QSPEs holding certain derivative financial instruments. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. The Company has not yet determined the impact SFAS No. 155 will have on its financial statements.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (“SFAS No. 156”), Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140. SFAS No. 156

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

requires companies to record a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset from (i) the transfer of financial assets that meet the requirements for sale accounting, (ii) a transfer of financial assets to a QSPE in a guaranteed mortgage securitization in which the transferor retains the securities and accounts for them as available-for-sale or trading, or (iii) an acquisition or assumption of an obligation to service financial assets that does not relate to financial assets of the servicer or its affiliates. In addition, SFAS No. 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS No. 156 is effective for fiscal years beginning after September 15, 2006. The Company has not yet determined the impact SFAS No. 156 will have on its financial statements.

Reclassifications

Certain items in the prior year financial statements have been reclassified to conform to the current period’s presentation.

3.    Concentrations of Risk

The Company maintains cash accounts in financial institutions that are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to $100,000. At times, cash balances may be in excess of the amounts insured by the FDIC. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company’s ability to continue to originate loans is dependent, in part, upon its ability to sell and securitize loans in the secondary market in order to generate cash proceeds for new originations. The value of and market for the Company’s loans are dependent upon a number of factors, including general economic conditions, interest rates and governmental regulations. Adverse changes in such factors may affect the Company’s ability to sell or securitize loans for acceptable prices within reasonable periods of time.

A prolonged, substantial reduction in the size of the secondary market for loans of the types originated by the Company may adversely affect the Company’s ability to sell, securitize and finance loans with a consequent adverse impact on the Company’s profitability and ability to fund future originations, which could have a significant effect on the Company’s financial position, results of operations, or cash flows.

a)	Significant Customers

For the three months ended March 31, 2006, the Company sold $505.5 million, $461.1 million, and $303.1 million to three separate investors, which represented 32.1%, 29.3%, and 19.2% of total loans sold. For the three months ended March 31, 2005, the Company sold $145.5 million to one investor, which represented 90.3% of total loans sold. For the year ended December 31, 2005, the Company sold $956.2 million and $301.8 million to two separate investors, which represented 71.7% and 22.6% of total loans sold. For the year ended December 31, 2004, the Company sold $1.4 billion, $577.1 million, and $490.3 million to three investors, which represented 48.7%, 19.8%, and 16.8% of total loans sold. For the year ended December 31, 2003, the Company sold $1.6 billion, $305.6 million, and $221.3 million to three investors, which represented 58.3%, 11.3%, and 8.2% of total loans sold.

b)	Market Risk

The Company regularly reviews the interest rates on its loan products and makes adjustments to the interest rates it offers to reflect current market conditions. The Company, from time to time in the normal course of

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

business, uses forward sale commitments and derivative financial instruments in order to reduce exposure to fluctuations in interest rates and market prices on loans held for sale, and to reduce exposure to changes in the excess cash flows related to its mortgage-backed securities and securitized loans.

c)	Credit Repurchase Risk

The Company’s sales of mortgage loans are subject to standard mortgage industry representations and warranties. These representations and warranties relate to certain characteristics of the loans, the borrowers and the underlying properties. If the Company is found to have breached any of these representations and warranties, it may be required to repurchase or substitute those loans. The Company estimates the amount it might be required to repurchase. Any losses related to repurchased loans are charged against the repurchase allowance. The repurchase allowance totaled $13.9 million, $20.4 million and $5.9 million at March 31, 2006 and December 31, 2005 and 2004, respectively, and is included in other liabilities in the accompanying consolidated balance sheets.

d)	Geographical Concentration

The Company originates loans in 44 states, with concentrations of loans in California and Florida. For the three months ended March 31, 2006 and 2005 and years ended December 31, 2005, 2004, and 2003, 27.5%, 47.4%, 45.7%, 48.8%, and 48.2% of originations were in California, and 20.1%, 14.4%, 16.6%, 12.0%, and 11.1% were in Florida. The remaining originations did not exceed 10.0% in any other state during these periods.

e)	Credit Risk

Certain loans, such as adjustable rate mortgages, interest-only loans, loans with a high loan to value (“LTV), and similar loans may increase the Company’s credit risk. A summary of these loan products originated by the Company during the three months ended March 31, 2006 and the year ended December 31, 2005, and in the Company’s portfolio of loans held for sale and held for investment as of March 31, 2006 and December 31, 2005 is as follows:

As of and For the Three Months Ended March 31, 2006

	Originations		Loans Held For Sale		Loans Held For Investment
	Amount Originated	% Originated	Balance at March 31st	% of Balance*	Balance at March 31st	% of Balance*
	(dollars in thousands)
Adjustable rate mortgages	$691,707	70.92%	$428,697	66.05%	$2,546,897	68.07%
Interest-only mortgages	78,883	8.09	56,831	8.76	417,727	11.16
Loans with LTV greater than 80%	445,103	45.64	467,972	72.11	1,357,371	36.28
Second liens with a combined LTV of 100%	49,342	5.06	62,093	9.57	78,018	2.09

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

As of and For the Year Ended December 31, 2005

	Originations		Loans Held For Sale		Loans Held For Investment
	Amount Originated	% Originated*	Balance at March 31st	% of Balance*	Balance at March 31st	% of Balance*
	(dollars in thousands)
Adjustable rate mortgages	$3,701,393	65.05%	$768,415	61.87%	$2,884,819	68.75%
Interest-only mortgages	652,157	11.46	157,488	12.68	470,086	11.20
Loans with LTV greater than 80%	2,371,419	41.68	822,982	66.26	2,058,552	49.06
Second liens with a combined LTV of 100%	279,987	4.91	51,008	4.11	73,592	1.75

*	Total percentage may exceed 100%, as loans may be included in more than one category.

4.    Mortgage Loans Held for Sale, Net

Mortgage loans held for sale, at the lower of cost or market, consisted of the following at March 31, 2006 and December 31, 2005 and 2004:

	As of March 31, 2006	As of December 31,
		2005	2004
	(unaudited)
	(in thousands)
Mortgage loans held for sale—principal balance	$649,003	$1,242,053	$161,016
Net deferred origination costs	2,007	2,596	1,036

Mortgage loans held for sale, net of deferred origination costs	651,010	1,244,649	162,052
Valuation allowance	(4,328)	(12,711)	(3,731)

Mortgage loans held for sale, net	$646,682	$1,231,938	$158,321

At March 31, 2006 and December 31, 2005 and 2004, the Company had mortgage loans held for sale of $20.8 million, $16.9 million and $8.0 million, respectively, on which the accrual of interest had been discontinued. If these mortgage loans had been current throughout their terms, interest income would have increased by $1.8 million and $247,000 in the three months ended March 31, 2006 and 2005, respectively, and $904,000, $477,000 and $119,000 in the years ended December 31, 2005, 2004 and 2003, respectively.

Gain (loss) on sale of loans, net was comprised of the following components for the three months ended March 31, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003:

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
	(in thousands)
Gross gain from whole loan sales	$13,643	$3,269	$16,349	$118,450	$115,907
Realized gain from derivatives	2,358	—	4,742	—	—
Provision for valuation losses	(2,033)	(386)	(19,547)	(5,608)	(2,837)
Provision for repurchases	(7,773)	(2,706)	(22,359)	(2,760)	(7,773)
Origination costs, net	(3,596)	(348)	(1,593)	(25,572)	(28,204)

Gain (loss) on sale of loans, net	$2,599	$(171)	$(22,408)	$84,510	$77,093

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

5.    Valuation Allowance—Mortgage Loans Held for Sale

Activity in the valuation allowance was as follows for the three months ended March 31, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003:

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
	(in thousands)
Beginning Balance	$12,711	$3,731	$3,731	$1,399	$352
Provision for valuation losses	2,033	386	19,547	5,608	2,837
Charge-offs, net	(10,416)	(1,176)	(10,567)	(3,276)	(1,790)

Ending Balance	$4,328	$2,941	$12,711	$3,731	$1,399

6.    Mortgage Loans Held for Investment, Net

Mortgage loans held for investment consisted of the following at March 31, 2006 and December 31, 2005 and 2004:

	As of March 31, 2006	As of December 31,
		2005	2004
	(unaudited)
	(in thousands)
Mortgage loans held for investment—principal balance	$3,741,481	$4,196,068	$2,340,916
Unamortized discount	(6,144)	(7,268)	(2,725)
Net deferred origination costs	22,506	26,324	21,726

Mortgage loans held for investment, net of discount and deferred origination costs	3,757,843	4,215,124	2,359,917
Allowance for loan losses	(37,972)	(34,924)	(7,622)

Mortgage loans held for investment, net	$3,719,871	$4,180,200	$2,352,295

At March 31, 2006 and December 31, 2005 and 2004, the Company had mortgage loans held for investment of $214.4 million, $116.2 million and $17.3 million, respectively, on which the accrual of interest had been discontinued. If these mortgage loans had been current throughout their terms, interest income would have increased by $1.3 million and $617,000 for the three months ended March 31, 2006 and 2005, respectively, and $6.5 million and $22,000 for the years ended December 31, 2005 and 2004, respectively. There were no loans held for investment during the year ended December 31, 2003.

The unamortized discount represents a basis adjustment in the mortgage loans held for investment at the time the related mortgage servicing rights were sold, based on the relative fair value of mortgage servicing rights sold. The discount and deferred origination costs are amortized to interest income on a level yield basis over the life of the loans.

At March 31, 2006 and December 31, 2005 and 2004, the balance of mortgage loans held for investment included $0, $0 and $1.0 billion, respectively, of mortgage loans held for investment at PCFI that were not yet securitized. The $1.0 billion in unsecuritized mortgage loans held for investment at December 31, 2004 was included in the Company’s $1.1 billion securitization completed in January 2005.

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

7.    Allowance for Loan Losses—Mortgage Loans Held for Investment

Activity in the allowance for loan losses was as follows for the three months ended March 31, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003:

	For The Three Months Ended March 31,		For The Years Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
	(in thousands)
Beginning Balance	$34,924	$7,622	$7,622	$—	$—
Provision for loan losses	8,079	5,226	39,734	7,622	—
Charge-offs, net	(5,031)	(892)	(12,432)	—	—

Ending Balance	$37,972	$11,956	$34,924	$7,622	$—

8.    Derivative Instruments, Net

In connection with the Company’s strategy to mitigate interest rate risk, the Company uses derivative financial instruments, such as interest rate cap and interest rate swap contracts, as well as Eurodollar futures contracts. It is not the Company’s policy to use derivatives to speculate on interest rates. These derivative instruments have an active secondary market and are intended to provide income and cash flow to offset potential reduced net interest income and cash flow under certain interest rate environments. In accordance with Statement on Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted (“SFAS No. 133”), the derivative financial instruments and any related margin accounts are reported on the consolidated balance sheets at their fair value. The Company’s derivative instruments did not qualify for hedge accounting treatment during the three months ended March 31, 2006 and the years ended December 31, 2005 and 2004.

At March 31, 2006 and December 31, 2005 and 2004, the fair market value of derivative instruments was $50.3 million, $41.5 million and $24.2 million, respectively. The derivative instruments consist of interest rate caps, interest rate swaps, and Eurodollar futures contracts, which were purchased or entered into to help offset interest rate risk.

The Company began acquiring interest rate caps in April 2004. The interest rate caps are purchased for deposit into certain securitization trusts. The interest rate cap contracts generally have terms of approximately two years with amortizing notional balances. The interest rate cap contracts provide for monthly payments to be made if one-month LIBOR, up to the ceiling rate, exceeds the strike rate. The interest rate caps are marked to market through the consolidated statements of income.

In December 2004, the Company began entering into interest rate swap agreements for deposit into certain securitization trusts. The interest rate swaps enable the trusts to receive floating rate payments in exchange for fixed rate payments on a monthly basis. The interest rate swap agreements generally have terms of approximately five years, with amortizing notional balances, and a fixed rate obligation to the trusts, based on the notional balances. The counterparties to the interest rate swaps have a one-month LIBOR obligation, based on the notional balances. The interest rate swap agreements will provide for net receipt of payments by the trust if one-month LIBOR exceeds the Company’s fixed rate obligation. The interest rate swaps are marked to market through the consolidated statements of income.

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

In February 2005, the Company began using Eurodollar futures contracts, which upon maturity or dissolution are converted into alternative derivatives (swaps and caps) to be deposited into certain securitization trusts. A portion of the cash requirements to maintain the futures accounts are included in Restricted Cash.

Activity in derivative instruments, net was as follows for the three months ended March 31, 2006, and for the years ended December 31, 2005 and 2004:

	As of March 31, 2006
	(unaudited)
	(in thousands)

	Beginning Balance	Premiums Paid	Mark-to- Market Gain (Loss)	Ending Balance	Notional Balance
Interest Rate Caps	$12,110	$—	$(4,809)	$7,301	$2,015,801
Interest Rate Swaps	27,874	—	10,794	38,668	3,245,615
Eurodollar Futures	1,480	—	2,851	4,331	778,000

Total	$41,464	$—	$8,836	$50,300	$6,039,416

	As of December 31, 2005
	(in thousands)

	Beginning Balance	Premiums Paid	Mark-to- Market Gain (Loss)	Ending Balance	Notional Balance
Interest Rate Caps	$23,145	$996	$(12,031)	$12,110	$2,131,225
Interest Rate Swaps	1,085	—	26,789	27,874	3,519,285
Eurodollar Futures	—	—	1,480	1,480	1,120,000

Total	$24,230	$996	$16,238	$41,464	$6,770,510

	As of December 31, 2004
	(in thousands)

	Beginning Balance	Premiums Paid	Mark-to- Market Gain (Loss)	Ending Balance	Notional Balance
Interest Rate Caps	$—	$26,073	$(2,928)	$23,145	$1,175,000
Interest Rate Swaps	—	—	1,085	1,085	1,100,000
Eurodollar Futures	—	—	—	—	—

Total	$—	$26,073	$(1,843)	$24,230	$2,275,000

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

9.    Fixed Assets, Net

Fixed assets consisted of the following at March 31, 2006 and December 31, 2005 and 2004:

	As of March 31, 2006	As of December 31,
		2005	2004
	(unaudited)
	(in thousands)
Furniture, fixtures and equipment	$11,460	$11,455	$7,738
Computer hardware and software	7,055	6,769	5,273
Leasehold improvements	2,578	2,569	1,683

	21,093	20,793	14,694
Less accumulated depreciation and amortization	(8,207)	(7,263)	(4,170)

Total	$12,886	$13,530	$10,524

Depreciation and amortization expense included in operating expense was $988,000 and $718,000 for the three months ended March 31, 2006 and 2005, respectively, and $3.4 million, $2.1 million, and $1.0 million for the years ended December 31, 2005, 2004, and 2003, respectively.

10.    Other Assets

Other assets consisted of the following at March 31, 2006 and December 31, 2005 and 2004:

	As of March 31, 2006	As of December 31,
		2005	2004
	(unaudited)
	(in thousands)
Prepaid expenses and security deposits	$5,169	$6,224	$7,644
Unamortized debt issuance costs	9,862	12,000	4,889
Deferred compensation	—	13,469	13,133
Real estate owned	26,882	16,711	589
Other	11,045	4,387	250

Total	$52,958	$52,791	$26,505

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

11.    Warehouse Financing Facilities

Warehouse financing facilities are secured by mortgage loans held for sale and mortgage loans held for investment, prior to securitization. Amounts outstanding under warehouse financing facilities and repurchase facilities consisted of the following at March 31, 2006 and December 31, 2005 and 2004:

	As of March 31, 2006	As of December 31,
		2005	2004
	(unaudited)
	(in thousands)
$350 million facility, expired March 2006	$64,788	$262,237	$249,285
$300 million facility, expires August 2006	94,726	188,384	263,527
$300 million facility, expires May 2006 (1)	196,583	239,719	198,458
$250 million facility, expires March 2007	38,712	187,810	225,276
$250 million facility, expired November 2005	—	—	196,330
$250 million facility, expires August 2006	23,643	163,225	210,895
$350 million facility, expires December 2006	182,538	167,841	—

Total	$600,990	$1,209,216	$1,343,771

(1)	Line renewed for $300 million through June 2006

The $350 million warehouse financing facility which expired in March 2006 was originally scheduled to expire in January 2006 and was extended. In April 2006, the Company exercised its right to terminate the warehouse financing facility effective May 31, 2006. The $250 million warehouse financing facility scheduled to expire in March 2006 has been renewed with similar terms to expire in March 2007. The warehouse financing facilities bear interest at a margin over one month LIBOR. At March 31, 2006 and December 31, 2005 and 2004, one month LIBOR was 4.83%, 4.39% and 2.40%, respectively. The weighted average interest rate, including commitment fees, on the warehouse financing facilities was 5.61%, 5.19% and 3.30% at March 31, 2006 and December 31, 2005 and 2004, respectively.

The Company utilizes warehouse financing facilities and repurchase facilities to finance the origination of mortgage loans prior to sale or securitization. The Company had total committed warehouse financing and repurchase facilities available in the amount of $1.1 billion at March 31, 2006 and $1.4 billion at December 31, 2005. Warehouse financing and repurchase facilities typically have a term of less than one year and are designated to fund mortgage loans originated within specified underwriting guidelines. Additionally, some of the Company’s warehouse financing and repurchase facilities fund less than 100% of the principal balance of the mortgage loans financed requiring the Company to use working capital to fund the remaining portion of the principal balance of the mortgage loans. The majority of the mortgage loans originated under the warehouse financing and repurchase facilities remain in the facilities for a period generally between 45 and 60 days, at which point they are sold to institutional purchasers or securitized.

On April 28, 2006, the Company entered into a new warehouse financing facility with an investment bank for up to a maximum of $500 million which bears interest at a margin over one month LIBOR. The warehouse financing facility expires in October 2006 unless renewed. On June 19, 2006, the Company entered into a new committed warehouse financing facility with a bank for up to a maximum of $500 million which bears interest at a margin over one month LIBOR. The warehouse financing facility expires in June 2007 unless renewed.

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

All of the Company’s revolving warehouse financing and repurchase facilities contain provisions requiring the Company to meet certain periodic financial covenants, including, among other things, minimum liquidity, stockholders’ equity, leverage and net income levels. The Company was in compliance with all of the terms of the warehouse financing facilities at March 31, 2006. The Company was not in compliance with one of the financial covenants in two facilities during the fourth quarter of 2005. In March 2006, the Company received waivers for the one-time breach of financial covenants during the fourth quarter of 2005.

Warrant Agreement

In connection with one of the warehouse financing facilities described above, PCHLI entered into a warrant agreement on May 5, 2000 with the lender pursuant to which the lender was granted warrants to acquire up to 33,333 shares of PCHLI’s Class A common stock at $0.01 per share, subject to adjustment in accordance with the terms of the warrant agreement.

Prior to the completion of the common stock offering and formation transactions in December 2004, all warrants to purchase shares of PCHLI stock were converted into warrants to purchase 1,809,002 shares of common stock at $0.01 per share, and all warrants were exercised prior to December 31, 2004.

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

12.    Mortgage-Backed Securities

The following is a summary of the outstanding mortgage-backed securities, for each securitization trust:

	As of March 31, 2006	As of December 31,
		2005	2004	Interest Rate
	(unaudited)
	(dollars in thousands)
Series 2004-1
Adjustable rate certificates	$173,726	$197,584	$408,175	1 Month Libor + 0.26% to 3.00
Fixed rate certificates	12,649	12,649	12,649	5.00%
Net interest margin notes	1,349	3,948	23,263	5.25%

	187,724	214,181	444,087

Series 2004-2
Adjustable rate certificates	318,098	363,074	683,071	1 Month Libor + 0.32% to 2.50
Fixed rate certificates	22,615	22,615	22,615	5.00%
Net interest margin notes	7,154	12,028	45,293	5.00%

	347,867	397,717	750,979

Series 2005-1
Adjustable rate certificates	642,011	740,139	—	1 Month Libor + 0.16% to 3.75
Fixed rate certificates	2,000	2,000	—	6.50%

	644,011	742,139

Series 2005-2
Adjustable rate certificates	716,814	809,864	—	1 Month Libor + 0.11% to 3.00

Series 2005-3
Adjustable rate certificates	835,348	927,674	—	1 Month Libor + 0.13% to 2.50

Series 2005-4
Adjustable rate certificates	1,001,802	1,069,129	—	1 Month Libor + 0.12% to 3.00

Total	3,733,566	4,160,704	1,195,066
Unamortized discount	(14,957)	(15,069)	(10,313)

Total mortgage-backed securities, net	$3,718,609	$4,145,635	$1,184,753

The mortgage-backed securities represent senior and subordinated certificates and net interest margin notes issued through a securitization trust. The mortgage-backed securities represent non-recourse debt obligations secured by a pledge of a trust estate consisting of mortgage loans. The mortgage loans held for investment collateral had an aggregate outstanding principal balance of $3.7 billion as of March 31, 2006, and $4.2 billion and $1.1 billion as of December 31, 2005 and 2004, respectively. Total unamortized debt issuance costs, included in other assets in the accompanying consolidated balance sheets, was $9.9 million, $12.0 million and $4.9 million at March 31, 2006 and December 31, 2005 and 2004, respectively.

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

The mortgage-backed securities debt does not have contractual maturity dates. Amounts collected by the servicer of the mortgage loans held for investment are remitted to the trustee, who in turn distributes such amounts each month to the bondholders, together with other amounts received with respect to the mortgage loans, net of fees payable to the servicer and trustee of the mortgage-backed securities. Interest collected each month on the mortgage loans will generally exceed the amount of interest accrued on the mortgage-backed securities. The excess interest and prepayment penalties collected will initially be distributed as principal and interest to the net interest margin notes until such notes are paid in full. Subsequently, the Company will receive any future excess interest or prepayment penalties collected provided that the required over-collateralization levels are maintained. The securitization agreements provide that if delinquencies or losses on the underlying mortgage loans exceed certain maximums, the required levels of over-collateralization would be maintained or increased. Whenever the level of over-collateralization falls below the required level, excess interest will again be paid as principal to the mortgage-backed securities until the required level has been reached.

Securitized loans held for investment are recorded as assets in the consolidated financial statements, prepared in accordance with GAAP. Such assets, however, (i) are carried on PCFC’s consolidated financial statements solely as a result of the consolidation of each of PCFI’s and PCSC’s financial statements with that of PCFC, (ii) are no longer legally owned by either PCFI or PCSC, and (iii) are not available to satisfy the claims of either PCFI’s or PCSC’s creditors.

The costs associated with issuing mortgage-backed securities are capitalized and amortized as a component of interest expense over estimated term of the debt, expecting that the debt will be paid fully from the cash flows from the underlying collateral. Deferred debt issuance costs of $10.9 million and $4.5 million were capitalized during the years ended December 31, 2005 and 2004, respectively. The balance of deferred debt issuance costs at March 31, 2006 and December 31, 2005, net of accumulated amortization, was $9.9 million and $12.0 million, respectively, and is included in other assets.

The discount on bonds reflects the difference between the proceeds received from the sale of the bonds and the face amount to be repaid over the life of the bonds. The discount is being amortized as an adjustment of interest expense over the estimated life of the bonds.

13.    Other Liabilities

Other liabilities consisted of the following at March 31, 2006 and December 31, 2005 and 2004:

	As of March 31, 2006	As of December 31,
		2005	2004
	(unaudited)
	(in thousands)
Accrued compensation	$5,020	$6,262	$9,486
Repurchase allowance	13,929	20,411	5,939
Trade payables	11,068	17,536	5,943
Accrued interest expense	7,075	7,371	3,031
Servicer interest advances	10,067	4,755	—
Dividends payable	—	17,847	15,228
Deferred compensation	—	13,469	13,133
Other liabilities	2,208	1,111	306

Total	$49,367	$88,762	$53,066

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

Activity in the repurchase allowance was as follows for the three months ended March 31, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003:

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
	(in thousands)
Beginning Balance	$20,411	$5,939	$5,939	$8,434	$3,132
Provision for repurchases	7,773	2,706	22,359	2,760	7,773
Charge-offs, net	(14,255)	(1,961)	(7,887)	(5,255)	(2,471)

Ending Balance	$13,929	$6,684	$20,411	$5,939	$8,434

14.    Interest Income

The following table presents the components of interest income for the three months ended March 31, 2006 and 2005, and for the years ended December 31, 2005, 2004, and 2003:

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
	(in thousands)
Interest income—loans held for sale	$21,512	$4,302	$43,888	$49,549	$26,259
Interest income—loans held for investment	65,899	48,486	262,667	41,227	—
Other interest income	1,110	725	3,192	170	28

Total interest income	$88,521	$53,513	$309,747	$90,946	$26,287

15.    Interest Expense

The following table presents the components of interest expense for the three months ended March 31, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003:

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
	(in thousands)
Interest expense—warehouse lines	$14,101	$7,991	$50,408	$17,164	$8,878
Interest expense—mortgage-backed securities	43,282	16,263	122,339	15,288	—
Other interest expense	3	3	36	575	450

Total interest expense	$57,386	$24,257	$172,783	$33,027	$9,328

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

16.    Income Taxes

Effective December 28, 2004, People’s Choice Financial Corporation is structured as a REIT and files a separate federal income tax return that does not include the operations of the Company’s non-REIT subsidiary companies. As the Company qualifies as a REIT, it is generally not subject to federal income tax on the REIT taxable income that it distributes to its stockholders, but taxable income generated by PCHLI, our taxable REIT subsidiary (“TRS”), is subject to regular corporate income tax.

Components of the Company’s provision for income taxes for the three months ended March 31, 2006 and 2005, and for the years ended December 31, 2005, 2004, and 2003 are as follows:

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
	(in thousands)
Current:
Federal	$842	$(5,056)	$(16,400)	$34,729	$25,521
State	165	(1,020)	(1,661)	8,472	8,225

Total current taxes	1,007	(6,076)	(18,061)	43,201	33,746
Deferred:
Federal	526	7,002	10,355	(12,876)	(8,413)
State	247	1,238	(342)	(3,074)	(2,254)

Total deferred taxes	773	8,240	10,013	(15,950)	(10,667)

	$1,780	$2,164	$(8,048)	$27,251	$23,079

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

Deferred income taxes arise from differences in the timing of recognition of income and expense for tax and financial reporting purposes. There have been no significant changes in the components of the net deferred tax asset during the three months ended March 31, 2006. The following table shows the primary components of PCHLI’s net deferred tax asset at December 31, 2005 and 2004:

	As of December 31,
	2005	2004
	(in thousands)
Deferred tax assets:
Allowances for loan losses	$13,064	$5,462
Mark-to-market on loans held for sale, net	—	2,180
Accruals and other reserves	7,719	10,388
Loan securitizations	303	12,918
State taxes	5	—
Gain on sale of mortgage servicing rights	1,108	1,430
Net operating loss	2,428	—
Other	—	2,503

Total	24,627	34,881
Deferred tax liabilities:
Depreciation and amortization	1,390	1,902
Mark-to-market on loans held for sale, net	145	—
Prepaid expenses	102	618
Other	642	—

Total	2,279	2,520

Net deferred tax asset	$22,348	$32,361

The Company’s effective income tax rate for the three months ended March 31, 2006 and 2005 has been prepared based on the estimated annual effective tax rates applied to the interim periods. A reconciliation of the statutory Federal corporate income tax rate of 35% to the effective income tax rate on income from continuing operations is as follows:

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2006	2005	2005	2004	2003
Statutory U.S. federal income tax rate:	35.0%	35.0%	35.0%	35.0%	35.0%
Increase in rate resulting from:
State income taxes, net of Federal benefit	5.7	5.7	5.7	6.2	7.1
Permanent differences	0.2	0.4	8.8	0.2	0.3
Amortization of tax expense	2.1	11.0	48.6	—	—
Exclusion of REIT income	(33.6)	(40.7)	(827.4)	—	—
Inter-company gain	7.8	—	550.0	—	—
Other	0.1	—	—	2.8	—

Effective income tax rate	17.3%	11.4%	(179.3)%	44.2%	42.4%

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

PCHLI’s deferred tax assets are initially recognized for differences between the financial statement carrying amount and the tax bases of assets and liabilities which will result in future deductible amounts and operating loss and tax credit carry forwards. A valuation allowance is then established to reduce that deferred tax asset to the level at which it is “more likely than not” that the tax benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss or tax credit carry forwards depends on having sufficient taxable income of an appropriate character within the carry back and carry forward periods. Sources of taxable income of an appropriate character that may allow for the realization of tax benefits include: (1) taxable income in the current year or prior years that is available through carry back, (2) future taxable income that will result from the reversal of existing taxable temporary differences, (3) future taxable income generated by future operations and (4) tax planning strategies that, if necessary, would be implemented to accelerate taxable income into years in which net operating losses might otherwise expire.

Based upon the level of historical taxable income, availability of net operating loss carry-backs, and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize deferred tax assets existing at March 31, 2006 and December 31, 2005 and 2004. Therefore, there was no valuation allowance for deferred tax assets at March 31, 2006 and December 31, 2005 and 2004.

The Internal Revenue Service is currently auditing the Company’s tax return for 2002. The Franchise Tax Board of the State of California is currently auditing the Company’s tax returns for 2002 and 2003. The Company does not expect to have any adjustments resulting from the audits that would have a material impact on its financial statements.

17.    Convertible Preferred Stock

In December 2001, the Company issued 174,000 shares of PCHLI Class A convertible preferred stock to the Company’s majority stockholder, at an exchange rate of $20.00 per share in exchange for a release of PCHLI from indebtedness. As a result of the merger and formation transactions in December 2004, all shares of PCHLI Class A convertible preferred stock were redeemed for $3.5 million. Dividends were recorded as interest expense at a rate of 12% per annum. At March 31, 2006 and December 31, 2005 and 2004, there was no preferred stock outstanding.

18.    Employee Benefit Plans

401(k) Plan

The Company sponsors a 401(k) Retirement Savings Plan (the “Plan”). The Plan, effective April 1, 2001, and amended January 1, 2004, is a defined contribution plan established by the Company for the benefit of eligible employees of the Company. Substantially, all employees are eligible to participate in the Plan after six months of service and having reached the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Participants may elect to make contributions up to 20% of their compensation, as defined by the Plan. The Company may make a discretionary matching contribution at the end of the Plan year equal to a percentage of participant contributions. The matching contribution can change as determined by the Board of Directors. During the years ended December 31, 2005 and 2004, the Company made a matching contribution to the Plan of $590,546 and $101,090, respectively, or $0.50 on the dollar up to the first 4% of eligible earnings. No matching contribution was made for the Plan year ended December 31, 2003.

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

Option-Based Compensation Plan Trust

Through January 2006, the Company sponsored an option-based compensation plan trust (the “Trust”) through PCHLI for the benefit of eligible employees, referred to as a rabbi trust. A rabbi trust is defined by the Internal Revenue Service as an irrevocable trust that functions as a type of retirement plan or deferred compensation arrangement that offers a limited amount of security to the deferring employee. The Trust, effective January 1, 2004, is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The principal of the Trust, and any earnings thereon, has been and will be custodialized through the direction of the Trustee, First Charter Trust Services. The Company, in its sole discretion, may make additional deposits of cash or other property in trust with the Trustee, to augment the principal to be held, administered and disposed of by the Trustee as provided by the Trust Agreement. The plan participants and their beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the Trust. Any rights created under the plan and the trust agreement shall be unsecured contractual rights of the plan participants and their beneficiaries against PCHLI, and any assets held by the Trust will be subject to the claims of PCHLI’s general creditors under federal and state law in the event of insolvency. At December 31, 2005 and 2004, the balance of the Trust was $13.5 million and $13.1 million, respectively. The assets in the Trust are recorded in other assets, and the corresponding liability to the employees is recorded in other liabilities in the accompanying consolidated balance sheets. In January 2006, the assets in the plan were distributed.

19.    Common Stock and Stock Options

In April, July, November, and December of 2005, the Company’s board of directors declared quarterly cash dividends on the common stock of $0.33, $0.40, $0.325, and $0.30 per share, respectively, to shareholders of record on April 22, August 8, November 18, and December 30, 2005, respectively, which aggregated $80.4 million for the year ended December 31, 2005. On January 13, 2006, the Company paid a dividend of $0.30 per share for the fourth quarter of 2005. The dividend, totaling $17.8 million, was declared and accrued in December 2005.

On April 27, 2006, the Company’s board of directors declared a quarterly cash dividend for the first quarter of 2006 on the common stock of $0.18 per share, to shareholders of record on May 8, 2006. The dividend, totaling $10.8 million, was paid on May 18, 2006.

In the third quarter of 2002, PCHLI granted nonqualified stock options to certain key executives of PCHLI. A total of 31,000 Class A PCHLI common stock options were issued at an exercise price of $6.00 per share. The options were structured to vest over a five-year period beginning on each key executive’s respective vesting commencement date and expiring ten years from the grant date. During the third quarter of 2002, PCHLI retained the services of a professional advisory firm to provide an opinion of the fair value of stock options granted. The valuation completed in the third quarter of 2002 resulted in a fair value of $87.57 per option as of July 19, 2002, taking into consideration market conditions, industry competitors, historical data, and other factors. Deferred compensation of $2.5 million was recorded at PCHLI on the date of the PCHLI option grants representing the difference between fair value and the exercise price on the date of the grants. The deferred compensation is included as a separate component of stockholders’ equity in the consolidated balance sheets and is being amortized over the remaining vesting period of the converted options through the consolidated statements of income. The Company recognized compensation costs for these stock options in the consolidated statements of income of $10,000 and $208,000 for the three months ended March 31, 2006 and 2005, respectively, and $410,000, $855,000, and $832,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

Additionally, PCHLI granted 2,000 non-qualified stock options in the fourth quarter of 2004 at an exercise price of $6.00 per share. These options vested 100% on January 1, 2005. The Company recorded compensation expense of $5.4 million in the fourth quarter of 2004 representing the difference between the fair market value of common stock and exercise price of these stock options. As a result of the merger agreement and formation transactions in 2004, each outstanding option to purchase shares of common stock of PCHLI, whether or not exercisable, were converted, at an exchange rate of 271.067, into and became an option to purchase shares of PCFC common stock at $0.02 per share, and is evidenced by a stand alone stock option agreement. In total, the holders of options to purchase shares of PCHLI received options to purchase an aggregate of 8,945,220 shares of the common stock. According to the original PCHLI option grants, the PCHLI options, if not already vested, were automatically vested and exercisable as if 60% vesting had occurred following the vesting commencement date, immediately prior to the specified effective date of the change in control.

The option valuation models require the input of highly subjective input assumptions. The volatility assumption was based on peer analysis of similar public companies in the Company’s industry.

2004 Stock Incentive Plan

The Company’s board of directors and stockholders approved the 2004 Stock Incentive Plan (the “Stock Plan”) prior to the closing of the common stock offering on December 28, 2004. The Stock Plan allows for the grant of stock options, stock appreciation rights, or SARs, stock awards, performance shares and incentive awards. Both incentive stock options, or ISOs, and non-statutory stock options, or NSOs, may be granted under the Stock Plan. Employees and members of the board of directors and consultants are eligible to participate in the Stock Plan.

During the year ended December 31, 2005, there were 1,030,000 stock options granted with exercise prices ranging from $7.50 to $10.00 per share, all of which were scheduled to vest over 3 years. During the three months ended March 31, 2006, there were 195,000 stock options granted with an exercise price of $5.50. The maximum period in which an option may be exercised is 10 years. All of these stock options were issued with an exercise price equal to the fair value of the stock. The Company may issue up to 3,000,000 shares of common stock under the Stock Plan, of which 1,010,000 were granted and outstanding options and 353,335 were granted but unvested shares of restricted stock at March 31, 2006. There were 1,636,665 shares available for future grants at March 31, 2006.

In February 2006, the Company issued 353,335 shares of restricted stock to key executives and members of the board of directors. The shares of restricted stock had a value of $1.9 million on the issue date. The restricted stock issued to executives fully vest over a three year period. Restricted stock issued to the Company’s directors fully vest over one year. During the three months ended March 31, 2006, the Company recorded compensation expense of $63,000 related to the issuance of restricted stock.

At March 31, 2006, total compensation cost related to nonvested stock options and restricted stock not yet recognized was $1.8 million, which is expected to be recognized as expense over a weighted-average period of 18 months.

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

A summary of changes in outstanding stock options were as follows:

	For the Three Months Ended March 31, 2006		For the Years Ended December 31,
			2005		2004		2003
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
	(unaudited)		(shares in thousands)
PCHLI Options outstanding, January 1	—	$—	—	$—	31	$6.00	31	$6.00
PCFC Options outstanding, January 1	5,814	1.40	7,539	0.02	—	—	—	—
PCHLI Options granted	—	—	—	—	2	6.00	—	—
PCFC Options granted	195	5.50	1,030	9.82	—	—	—	—
PCHLI Options exchanged(1)	—	—	—	—	(33)	6.00	—	—
PCFC Options exchanged(1)	—	—	—	—	8,945	0.02	—	—
PCFC Options exercised	—	—	(2,409)	0.02	(1,406)	0.02	—	—
PCFC Options forfeited/cancelled	(547)	0.11	(346)	6.09	—	—	—	—

PCFC Options outstanding	5,462	1.67	5,814	1.40	7,539	0.02	31	6.00

PCFC Options exercisable	4,554	0.54	4,615	0.02	4,910	0.02	17	6.00

(1)	Exchange rate was 271.067

The weighted average exercise price for outstanding and exercisable options was $1.67 and $0.54 at March 31, 2006, $1.40 and $0.02 at December 31, 2005, respectively, and $0.02 for both outstanding and exercisable options at December 31, 2004. At December 31, 2003, the weighted average exercise price for both outstanding and exercisable options was $6.00. The weighted average remaining contractual life was 6.8 years at March 31, 2006, and 6.9 years, 5.9 years, and 6.6 years at December 31, 2005, 2004 and 2003, respectively.

The following is a summary of the change in non-vested shares for the three months ended March 31, 2006:

	Shares	Weighted Average Grant-Date Fair Value
	(shares in thousands)
Non-vested shares at December 31, 2005	1,200	$0.92
Granted	548	$3.74
Vested	(481)	$0.80
Forfeited/cancelled	(5)	$0.56

Non-vested shares at March 31, 2006	1,262	$2.19

20.    Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if net income were divided by the weighted average number of common shares and potential common shares from outstanding and unvested stock options, where the effect of those securities is dilutive. At March 31, 2006 and December 31, 2005, stock options outstanding to purchase 1,010,000 shares of common stock at an exercise price ranging from $5.50 to $10.00 per share, and 745,000 shares of common stock at an exercise price of $10.00

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

per share, respectively, were outstanding but were not included in the computation of diluted income per share, because the options’ exercise price was greater than the estimated value of common shares during the period, and therefore, the effect would be anti-dilutive.

The following table illustrates the computation of basic and diluted earnings per share for the three months ended March 31, 2006 and 2005, and for the year ended December 31, 2005:

	For the Three Months Ended March 31,		For the Year Ended December 31, 2005
	2006	2005
	(unaudited)
	(in thousands, except per share data)
Basic:
Net earnings	$8,533	$16,788	$12,534
Weighted average number of common shares outstanding	59,490	57,779	58,873

Basic earnings per share	$0.14	$0.29	$0.21

Diluted:
Net earnings	$8,533	$16,788	$12,534
Weighted average number of common shares outstanding	59,490	57,779	58,873

Weighted average number of common share equivalents:
Weighted average number of options and unvested restricted shares outstanding	2,936	5,329	4,560

Weighted average number of diluted common shares outstanding	62,426	63,108	63,433

Diluted earnings per share	$0.14	$0.27	$0.20

Management believes the earnings per share calculation, prior to 2005, is not meaningful due to the merger agreement and formation of the REIT and common stock offering that took place on December 28, 2004.

21.    Commitments and Contingencies

Loan Commitments

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its borrowers. These financial instruments primarily represent commitments to fund loans. These instruments involve, to varying degrees, elements of interest rate risk and credit risk in excess of the amount recognized in the balance sheet. The credit risk is mitigated by the Company’s evaluation of the creditworthiness of potential mortgage loan borrowers on a case-by-case basis. The Company does not guarantee interest rates to potential borrowers when an application is received. The Company quotes interest rates to borrowers which are subject to change by the Company. Although the Company generally honors such interest rate quotes, the quotes do not constitute interest rate locks, minimizing the potential interest rate risk exposure.

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

The Company commits to originate loans, in many cases dependent on the borrower’s ability to satisfy various terms and conditions. The Company had commitments to fund loans of $507.3 million at March 31, 2006 and $376.6 million and $484.0 million at December 31, 2005 and 2004, respectively.

Commitments to sell loans generally have fixed expiration dates or other termination clauses and may require payment of a commitment or a non-delivery fee. The Company had commitments to sell loans to whole loan investors of $91.1 million at March 31, 2006 and $475.0 million and $0 at December 31, 2005 and 2004, respectively. These commitments are not considered derivative instruments as defined by SFAS No. 133 as these commitments do not contain a net settlement provision, nor do the non-delivery fees fluctuate with the overall change in value of the loans during the commitment period.

Lease Commitments

The Company leases office space under non-cancelable operating leases, which expire at various dates through 2010. In addition to rent expense, the Company’s leases contain escalation clauses and provisions for the payment of property taxes, insurance and maintenance expenses. Total rent expense related to these leases amounted to $1.3 million and $896,000 for the three months ended March 31, 2006 and 2005, respectively, and $4.2 million, $2.6 million, and $1.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. The Company is currently subleasing two offices in Roseville and Salinas, California, where the Company previously operated two retail branches.

Future minimum rental commitments under non-cancelable operating leases at December 31, 2005 were as follows:

As of December 31, 2005
(in thousands)
2006	$4,574
2007	4,137
2008	3,991
2009	3,379
2010	660
Thereafter	—

Total	$16,741

Contingencies

The Company has entered into loan sale agreements with investors in the normal course of business which include representations and warranties customary to the mortgage banking industry. Violations of these representations and warranties may require the Company to repurchase loans previously sold or to reimburse investors for losses incurred. In the opinion of management, the potential exposure related to the Company’s loan sale agreements is adequately provided for in the repurchase allowance, included in other liabilities on the consolidated balance sheets.

At March 31, 2006 and December 31, 2005 and 2004, the Company had $13.9 million, $20.4 million and $5.9 million, respectively, in repurchase allowance related to possible off-balance sheet recourse and repurchase agreement losses.

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

Legal Proceedings

On April 6, 2005, People’s Choice Home Loan, Inc. (“PCHLI”) was served with a purported class action lawsuit, Brenda Ibanez, et al. v. PCHLI, Orange County Superior Court. The suit alleged violations of the California Labor Code and Business and Professions Code with respect to all current and former retail telemarketers and loan officers employed by PCHLI within California. Following mediation, PCHLI and plaintiffs’ counsel agreed to a proposed settlement of all claims, including payment of counsel fees and class administration costs. Plaintiffs’ counsel chose on December 21, 2005 to dismiss the Ibanez case and refile the case in Alameda County Superior Court, Samie Malik et al. v. PCHLI, for reasons of expeditious court approval of the terms agreed to at the mediation. The settlement is pending approval by the court. PCHLI reserved for the full amount of the settlement in 2005.

Rhonda L. Torres v. People’s Choice Home Loan, Inc. (“PCHLI”) is a purported nationwide class action suit filed on December 14, 2005 in the United States District Court for the Central District of California. The lawsuit alleges violations of the Fair Credit Reporting Act (“FCRA”) by PCHLI’s use of credit reports to pre-screen and select consumers to receive offers of credit that did not meet the “firm offer” requirements of the FCRA. Asbury v. PCHLI, a similar case filed on behalf of all Illinois recipients of such mailings, was filed in the United States District Court for the Northern District of Illinois on September 28, 2005. These cases have been tendered to PCHLI’s insurance carrier and are still in the early stages of litigation. The ultimate outcome of this matter and the amount of liability, if any, which may result is not presently determinable.

Ronald Poole v. PCHLI and Weeks is a purported class action lawsuit filed on March 10, 2006 in Duval County Circuit Court in Florida on behalf of all Florida borrowers for certain claims and all Florida borrowers whose loans were originated by PCHLI and whose property was appraised by co-defendant The Weeks Appraisal Group Inc. (“Weeks”). The lawsuit alleges, among other things, that PCHLI and Weeks engaged in unlawful business practices by charging deceptive fees and failing to provide required disclosures in violation of RESPA and Florida statutes. PCHLI has removed the case to the United States District Court for the Middle District of Florida, Jacksonville Division, and is preparing a motion to compel arbitration of Mr. Poole’s individual claims. Discovery has not commenced. PCHLI believes it has strong defenses and intends to vigorously defend this lawsuit. The ultimate outcome of this matter and the amount of liability, if any, which may result is not presently determinable.

As of March 31, 2006 and December 31, 2005, the Company has accrued $2.3 million for loss contingencies with respect to the foregoing matters to the extent the loss is probable and the amount of loss can be reasonably estimated at the date of the consolidated financial statements. The Company is a party to various legal proceedings arising out of the ordinary course of business. Management believes that any liability with respect to these legal actions, individually or in the aggregate, is not likely to have a material adverse effect on the Company’s consolidated financial position and results of operations. However, any claims asserted or legal action in the future may result in expenses which could have a material adverse effect on the Company’s consolidated financial position and results of operations.

22.    Related Party Transactions

As part of the common stock offering that took place on December 28, 2004, certain executive officers participated as selling stockholders. The Company did not receive any proceeds from the sale of common stock by its executive officers; however, PCHLI agreed to pay $1.6 million, representing one half of the initial

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

purchaser’s discount that would have otherwise been payable by the selling stockholders which has been recorded in the consolidated statements of stockholders’ equity as offering costs in connection with the net proceeds from the common stock offering.

In April 2005, the Company repurchased and retired 367,297 shares of common stock from an executive officer of the Company for $2.9 million, which was based on the then current market value. This transaction took place subsequent to the exercise of 867,415 options to purchase common stock of the Company by the executive. This exchange allowed for payment on the executive’s behalf of $2.9 million to the federal and state taxing authorities in connection with taxes due, as a result of the exercise of the executive’s options.

In November 2005, the Company repurchased and retired 330,702 shares of common stock from another executive officer of the Company for $2.5 million, which was based on the then current market value. This transaction took place subsequent to the exercise of 542,135 options to purchase common stock of the Company by the executive. This exchange allowed for payment on the executive’s behalf of $2.5 million to the federal and state taxing authorities in connection with taxes due, as a result of the exercise of the executive’s options.

During the years ended December 31, 2004 and 2003, the Company recorded expenses of $2.0 million and $1.6 million, respectively, as consideration for services performed by companies wholly-owned and controlled by two executives and one employee of the Company. The Company accounted for these services as compensation expense in the accompanying statements of income.

23.    Fair Value of Financial Instruments

SFAS No. 107, Disclosure about Fair Value of Financial Instruments, requires disclosure of estimated fair value information for financial instruments, whether or not recognized in the balance sheets. Fair values are based upon estimates using present value or other valuation techniques in cases where quoted market prices are not available. Fair value estimates are based on judgments regarding credit risk, investor expectation of future economic conditions, normal cost of administration and other risk characteristics, including interest rate and prepayment risk. These estimates are subjective in nature and involve uncertainties and matters of judgment, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the fair value estimates presented do not include the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

The Company ascribes no value to loan origination commitments, which have no interest rate-lock commitments, because the Company does not charge fees for these commitments. The Company has commitments to sell loans that are short-term, not assignable or transferable. Additionally, the Company does not pay any fees to enter into the commitments. The rates at which the Company has committed to sell loans approximate current market values; accordingly, no value has been ascribed to the forward sale commitments.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value:

Financial Assets

Cash and cash equivalents:    The fair value of cash and cash equivalents approximates the carrying value reported in the balance sheet.

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

Restricted cash:    The fair value of restricted cash approximates the carrying value reported in the balance sheet.

Mortgage loans held for sale, net:    The fair value of mortgage loans held for sale is determined using current investor commitments or, in the absence of such commitments, fair value is based upon quoted market prices for loans of similar credit quality.

Mortgage loans held for investment, net:    The fair value of mortgage loans held for investment is determined by calculating the net present value of estimated future cash flows using a discount rate commensurate with the risks involved.

Accrued interest receivable:    The carrying amount is an estimate of the fair value.

Derivative instruments, net:    The fair value is based on quoted market prices.

Financial Liabilities

Warehouse financing facilities:    The carrying value reported in the balance sheet approximates fair value, as the warehouse lines of credit and residual financing payable are due upon demand and bear interest at a rate that approximates current market interest rates for similar type lines of credit.

Mortgage-backed securities, net:    The fair value of mortgage-backed securities approximates the carrying value reported in the balance sheet as the debt bears interest at a rate that approximates current market interest rates for similar types of credit.

The estimated fair values of our financial instruments at March 31, 2006 and December 31, 2005 and 2004 are as follows:

	As of March 31, 2006		As of December 31,
			2005		2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(unaudited)
	(in thousands)
Financial Assets:
Cash and cash equivalents	$70,623	$70,623	$86,649	$86,649	$365,060	$365,060
Restricted cash	86,730	86,730	80,476	80,476	635	635
Mortgage loans held for sale, net	646,682	654,251	1,231,938	1,234,026	158,321	160,683
Mortgage loans held for investment, net	3,719,871	3,660,196	4,180,200	4,195,912	2,352,295	2,431,163
Accrued interest receivable	28,864	28,864	31,153	31,153	12,129	12,129
Derivative instruments, net	50,299	50,299	41,464	41,464	24,230	24,230

Financial Liabilities:
Warehouse financing facilities	$600,990	$600,990	$1,209,216	$1,209,216	$1,343,771	$1,343,771
Mortgage-backed securities	$3,718,609	$3,718,609	$4,145,635	$4,145,635	$1,184,753	$1,184,753

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

24.    Financial Information of Parent Company

The following is information as to the financial condition, results of operations, and cash flows of People’s Choice Financial Corporation:

	As of March 31, 2006	As of December 31,
		2005	2004
	(unaudited)
	(in thousands)
Balance Sheets
Assets:
Cash and cash equivalents	$9,339	$15,888	$5,049
Fixed assets, net	1,801	1,881	—
Investment in subsidiaries	323,656	353,183	376,316
Other assets	61,035	30,318	21,550

Total assets	$395,831	$401,270	$402,915

Liabilities and Stockholders’ Equity:

Other liabilities	$3,050	$17,162	$1,379
Payable to subsidiary	50,000	50,000	—

Total liabilities	53,050	67,162	1,379

Stockholders’ equity:
Common Stock	598	595	578
Additional paid-in capital	340,792	340,672	340,674
Retained earnings	1,391	(7,142)	60,711
Deferred compensation	—	(17)	(427)

Total stockholders’ equity	342,781	334,108	401,536

Total liabilities and stockholders’ equity	$395,831	$401,270	$402,915

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
	(in thousands)
Statements of Income
Revenues:
Interest income	$992	$106	$621	$—	$—

Net interest income	992	106	621	—	—
Total other operating income	—	—	—	—	—

Total revenues	992	106	621	—	—

Expenses:
Other operating expenses:
Personnel expense	5,129	208	8,216	—	—
Occupancy expense	244	—	437	—	—
Telephone and communication expense	35	—	58	—	—
Data Processing expense	583	—	1,418	—	—
Professional expense	3,101	128	8,718	7	—
Advertising and promotional expense	20	—	43	—	—
General and administrative (income) expense	(6,180)	987	(10,314)	27	—

Total expenses	2,932	1,323	8,576	34	—

Loss before provision for income taxes	(1,940)	(1,217)	(7,955)	(34)	—
Provision for income taxes	—	—	—	—	—

Net loss	(1,940)	(1,217)	(7,955)	(34)	—
Equity in net earnings of subsidiaries	10,473	18,005	20,489	34,378	—

Net income	$8,533	$16,788	$12,534	$34,344	$—

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
	(in thousands)
Statements of Cash Flows
Cash flows from operating activities:
Net income	$8,533	$16,788	$12,534	$34,344	$—
Adjustments to reconcile consolidated net income to net cash (used in) provided by operating activities:
Depreciation and amortization	278	—	493	—	—
Deferred compensation	10	208	410	8	—
Stock-based compensation	130	—	—	—	—
Net change in other assets and liabilities	(28,298)	21,293	39,171	(20,170)	—
Equity in undistributed earnings of subsidiaries	(10,472)	(18,005)	(20,489)	(34,378)	—

Net cash (used in) provided by operating activities	(29,819)	20,284	32,119	(20,196)	—

Cash flows from investing activities:
Purchase of furniture, fixtures and equipment	(198)	(5)	(2,375)	—	—
Investment in and receivables from subsidiaries	41,315	—	49,000	(300,000)	—

Net cash provided by (used in) investing activities	41,117	(5)	46,625	$(300,000)	—

Cash flows from financing activities:
Proceeds from issuance of common stock, net of offering costs	—	—	—	325,196	—
Proceeds from warrants exercised	—	—	—	18	—
Proceeds from options exercised	—	—	54	31	—
Payment for repurchase of common stock	—	—	(5,419)	—	—
Payment of dividends to common stockholders	(17,847)	—	(62,540)	—	—

Net cash (used in) provided by financing activities	(17,847)	—	(67,905)	325,245	—

Net (decrease) increase in cash and cash equivalents	(6,549)	20,279	10,839	5,049	—

Cash and cash equivalents at beginning of period	15,888	5,049	5,049	—	—

Cash and cash equivalents at end of period	$9,339	$25,328	$15,888	$5,049	$—

25.    Segment Reporting

The operating segments reported below are the segments of the Company for which separate financial information is available, and for which revenues and operating income amounts are evaluated regularly by management in deciding how to allocate resources and assess performance. The accounting policies of the business segments are generally the same as those described in note 2, “Summary of Significant Accounting Policies,” except for the net gain on sale of loans allocated to the taxable REIT subsidiary, related to loan securitizations. The net gain is eliminated on a consolidated basis, as the securitizations are accounted for as financings.

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

The operating segments are as follows:

•	The investment portfolio segments consist of loans held for investment, related to securitizations structured as financings and loans held for future securitizations in the REIT and qualified REIT subsidiary and Taxable REIT Subsidiary. This segment generates net revenues primarily through net interest income after provision for loan losses and net mark-to-market gains and losses on derivative instruments, related to the portfolio of loans held for investment and corresponding debt to finance the portfolio.

•	The mortgage banking segment originates loans through its wholesale and retail channels. Segment net revenues are primarily generated through gain on sale of mortgage loans to third parties and to the investment portfolio segments recording premium on sale of loans, as well as net interest income related to the loans held prior to sale. Gain on sale of loans are net of provisions for repurchases and provisions for valuation adjustments, related to the mortgage loans held for sale.

•	The servicing segment services loans in accordance with the terms of the servicing agreements and earns a servicing fee which includes delinquent payment charges on loans held for investment.

Income before taxes for all segments represent segment net revenue, less direct and allocated operating expenses.

Management evaluates mortgage loans at the segment level. As such, the period end balances of mortgage loans for the segments are included herein.

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

Segment information for the three months ended March 31, 2006 and 2005, and for the years ended December 31, 2005, 2004, and 2003 follows:

	For the Three Months Ended March 31, 2006
	(unaudited)
	REIT & Qualified REIT Subsidiary	Taxable REIT Subsidiary
	Investment Portfolio	Investment Portfolio	Mortgage Banking	Servicing Operations	Eliminations	Total
	(in thousands)
Revenues:
Interest income	$49,474	$9,315	$22,262	$—	$7,470	$88,521
Interest (expense) income	(40,647)	(2,798)	(14,875)	—	934	(57,386)

Net interest income	8,827	6,517	7,387	—	8,404	31,135
Provision for loan losses on loans held for investment	(5,896)	(1,068)	(1,115)	—	—	(8,079)

Net interest income after provision for loan losses	2,931	5,449	6,272	—	8,404	23,056

Other operating income:
Gain on sale of loans, net	—	—	2,595	—	4	2,599
Servicing income (expense), net	4,988	779	(31)	1,757	—	7,493
Mark-to-market gain (loss)—derivative instruments	10,793	(5,108)	3,151	—	—	8,836

Total other operating income (expense)	15,781	(4,329)	5,715	1,757	4	18,928

Total revenues	18,712	1,120	11,987	1,757	8,408	41,984
Operating expenses:
Total operating expenses	4,171	977	24,469	2,054	—	31,671

Income (loss) before provision for income taxes	$14,541	$143	$(12,482)	$(297)	$8,408	$10,313

	As of March 31, 2006
	(unaudited)
Mortgage loans held for sale, net	$—	$—	$646,640	$—	$42	$646,682
Mortgage loans held for investment, net	$3,245,355	$525,089	$—	$—	$(50,573)	$3,719,871

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

	For the Three Months Ended March 31, 2005
	(unaudited)
	REIT & Qualified REIT Subsidiary	Taxable REIT Subsidiary
	Investment Portfolio	Investment Portfolio	Mortgage Banking	Servicing Operations	Eliminations	Total
	(in thousands)
Revenues:
Interest income	$29,079	$18,917	$4,518	$—	$999	$53,513
Interest expense	(14,378)	(7,827)	(2,052)	—	—	(24,257)

Net interest income (expense)	14,701	11,090	2,466	—	999	29,256
Provision for loan losses on loans held for investment	(3,635)	(954)	(296)	—	(341)	(5,226)

Net interest income (expense) after provision for loan losses	11,066	10,136	2,170	—	658	24,030

Other operating income:
Gain (loss) on sale of loans, net	—	—	19,588	—	(19,759)	(171)
Servicing (expense) income, net	(1,352)	1,285	1,133	(102)	—	964
Mark-to-market gain (loss)—derivative instruments	14,656	1,738	(225)	—	—	16,169
Other operating income (expense)	—	—	157	—	—	157

Total other operating income (expense)	13,304	3,023	20,653	(102)	(19,759)	17,119

Total revenues	24,370	13,159	22,823	(102)	(19,101)	41,149
Operating expenses:
Total operating expense	1,542	—	19,491	1,164	—	22,197

Income (loss) before provision for income taxes	$22,828	$13,159	$3,332	$(1,266)	$(19,101)	$18,952

	As of March 31, 2005
	(unaudited)
Mortgage loans held for sale, net	$—	$—	$399,258	$—	$(296,342)	$102,916
Mortgage loans held for investment, net	$2,221,177	$1,036,671	$—	$—	$259,229	$3,517,077

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

	For the Year Ended December 31, 2005
	REIT & Qualified REIT Subsidiary	Taxable REIT Subsidiary
	Investment Portfolio	Investment Portfolio	Mortgage Banking	Servicing Operations	Eliminations	Total
	(in thousands)
Revenues:
Interest income	$185,985	$57,271	$45,261	$—	$21,230	$309,747
Interest (expense) income	(122,297)	(23,846)	(26,899)	5	254	(172,783)

Net interest income	63,688	33,425	18,362	5	21,484	136,964
Provision for loan losses on loans held for investment	(24,638)	(8,424)	(7,217)	—	545	(39,734)

Net interest income after provision for loan losses	39,050	25,001	11,145	5	22,029	97,230

Other operating income:
Gain (loss) on sale of loans, net	—	—	32,187	—	(54,595)	(22,408)
Servicing income, net	9,032	6,712	1,693	2,774	—	20,211
Mark-to-market gain (loss) and realized gain (loss)—derivative instruments	31,022	(11,811)	1,240	—	—	20,451
Other operating income (expense)	—	—	6,608	—	(6,011)	597

Total other operating income (expense)	40,054	(5,099)	41,728	2,774	(60,606)	18,851

Total revenues	79,104	19,902	52,873	2,779	(38,577)	116,081
Operating expenses:
Total operating expenses	9,928	1,639	94,227	5,801	—	111,595

Income (loss) before provision for income taxes	$69,176	$18,263	$(41,354)	$(3,022)	$(38,577)	$4,486

	As of December 31, 2005
Mortgage loans held for sale, net	$—	$—	$1,231,873	$—	$65	$1,231,938
Mortgage loans held for investment, net	$3,644,524	$594,975	$—	$—	$(59,299)	$4,180,200

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

	For the Year Ended December 31, 2004
	REIT & Qualified REIT Subsidiary	Taxable REIT Subsidiary
	Investment Portfolio	Investment Portfolio	Mortgage Banking	Servicing Operations	Eliminations	Total
	(in thousands)
Revenues:
Interest income	$677	$40,632	$49,637	$—	$—	$90,946
Interest expense	(354)	(15,288)	(17,224)	(161)	—	(33,027)

Net interest income (expense)	323	25,344	32,413	(161)	—	57,919
Provision for loan losses on loans held for investment	(3,049)	(4,027)	—	—	(546)	(7,622)

Net interest (expense) income after provision for loan losses	(2,726)	21,317	32,413	(161)	(546)	50,297

Other operating income:
Gain (loss) on sale of loans, net	—	—	95,340	—	(10,830)	84,510
Servicing income (expense) net	—	344	(253)	911	—	1,002
Mark-to-market (loss) gain—derivative instruments	(490)	(2,928)	1,575	—	—	(1,843)
Other operating (expense) income	—	(186)	159	—	—	(27)

Total other operating (expense) income	(490)	(2,770)	96,821	911	(10,830)	83,642

Total revenues	(3,216)	18,547	129,234	750	(11,376)	133,939
Operating expenses:
Total operating expenses	73	1	68,690	3,580	—	72,344

(Loss) income before provision for income taxes	$(3,289)	$18,546	$60,544	$(2,830)	$(11,376)	$61,595

	As of December 31, 2004
Mortgage loans held for sale, net	$—	$—	$340,612	$—	$(182,291)	$158,321
Mortgage loans held for investment, net	$1,037,087	$1,147,886	$—	$—	$167,322	$2,352,295

PEOPLE’S CHOICE FINANCIAL CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

Years Ended December 31, 2005, 2004 and 2003

	For the Year Ended December 31, 2003
	REIT & Qualified REIT Subsidiary	Taxable REIT Subsidiary
	Investment Portfolio	Investment Portfolio	Mortgage Banking	Servicing Operations	Eliminations	Total
	(in thousands)
Revenues:
Interest income	$—	$—	$26,287	$—	$—	$26,287
Interest expense	—	—	(9,325)	(3)	—	(9,328)

Net interest income (expense)	—	—	16,962	(3)	—	16,959
Provision for loan losses on loans held for investment	—	—	—	—	—	—

Net interest income (expense) after provision for loan losses	—	—	16,962	(3)	—	16,959

Other operating income:
Gain on sale of loans, net	—	—	77,093	—	—	77,093
Servicing (expense) income, net	—	—	(158)	429	—	271
Other operating income	—	—	331	—	—	331

Total other operating income	—	—	77,266	429	—	77,695

Total revenues	—	—	94,228	426	—	94,654
Operating expenses:
Total operating expense	—	—	39,236	1,509	—	40,745

Income (loss) before provision for income taxes	$—	$—	$54,992	$(1,083)	$—	$53,909

	As of December 31, 2003
Mortgage loans held for sale, net	$—	$—	$488,198	$—	$—	$488,198
Mortgage loans held for investment, net	$—	$—	$—	$—	$—	$—

Until [                    ], 2006 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

                 Shares

PEOPLE’S CHOICE FINANCIAL CORPORATION

Common Stock

PROSPECTUS

June     , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution

The following table sets forth an estimate of the fees and expenses payable by the registrant in connection with the registration of the common stock offered hereby. All of such fees and expenses, except for the Registration Fee, are estimated:

Registration Fee—Securities and Exchange Commission	$20,639.04
Accounting fees and expenses	*
Legal fees and expenses	*
Printing fees and expenses	*
Miscellaneous	*

Total	$

*	To be filed by amendment.

All expenses in connection with the issuance and distribution of the securities being registered and offered hereby shall be borne by the registrant and are included in the table above, other than underwriting discounts and selling commissions, if any.

Item 32. Sales to Special Parties

Not applicable.

Item 33. Recent Sales of Unregistered Securities

The following information relates to securities we have issued or sold within the past three years that were not registered under the Securities Act of 1933, as amended (the Securities Act). Each of these transactions was completed without registration of the relevant security under the Securities Act in reliance upon exemptions provided by Section 4(2) for transactions not involving a public offering:

•	On December 28, 2004, we sold 29,282,090 shares of common stock in a private unregistered offering to FBR pursuant to the exemption from registration set forth in Section 4(2) of the Securities Act, which shares were subsequently resold to qualified institutional buyers in accordance with Rule 144A of, and other available exemptions set forth in, the Securities Act. The per share purchase price of the common stock sold to FBR was $9.40 per share, net of FBR’s discount, for an aggregate offering price of approximately $230 million, and the per share offering price to investors was $10.00.

•	On December 28, 2004, we sold 6,036,320 shares of common stock in a private placement directly to investors who returned subscription agreements and investor questionnaires sufficient for us reasonably to conclude that these investors were accredited investors, at a price of $10.00 per share, in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder. FBR received a placement fee of $0.60 per share with respect to these shares.

•	Pursuant to our stock plan, subsequent to the closing of our 144A Offering, we granted options to purchase 585,000 shares of common stock to our directors and named executive officers to our directors and named executive officers. For a more detailed description of our stock plan, see “Management—2004 Stock Incentive Plan” in this Registration Statement. These awards were issued at no cost to the grantee and in reliance upon an exemption from registration set forth in Section 4(2) of the Securities Act and Rule 701 thereunder.

Item 34. Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Our charter also authorizes us, to the maximum extent permitted by Maryland law, to obligate us to indemnify any of our present or former directors or officers or any individual who, while one of our directors or officers and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us to provide such indemnification and advance of expenses. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or certain other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty,

•	the director or officer actually received an improper personal benefit in money, property or services, or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation, and

•	a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and unenforceable. As a result, indemnification of our directors and officers may not be allowed for liabilities arising from or out of a violation of state or federal securities laws. Indemnification will be allowed for settlements and related expenses of lawsuits alleging securities laws violations and for expenses incurred in successfully defending any lawsuit, provided that a court of competent jurisdiction either:

•	approves the settlement and finds that indemnification of the settlement and related costs should be made; or

•	dismisses with prejudice or makes a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee and a court of competent jurisdiction approves the indemnification.

Item 35. Treatment of Proceeds from Stock Being Registered

The registrant will not receive any proceeds from the sale of the stock by the selling stockholders. This registration is solely for the benefit of the selling stockholders. None of the proceeds of the registrant’s original private issuance of the offered shares were credited to an account other than the appropriate capital share account.

Item 36. Exhibits and Financial Statement Schedules

(a) Financial Statement Schedules

None.

(b) Exhibits

The exhibits listed on the Exhibit Index following the signature page are included in this registration statement.

Item 37. Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors and officers of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director or officer of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be bound by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(c) The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on this 28th day of June 2006.

PEOPLE’S CHOICE FINANCIAL CORPORATION (registrant)

By:	/s/ NEIL KORNSWIET
Neil Kornswiet President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Neil Kornswiet and Brad Plantiko, and each of them, acting individually and without the other, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this registration statement, and to sign any and all registration statements relating to the same registration and offering of securities as this registration statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the foregoing, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, the NYSE and such other authorities as he deems appropriate, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them individually, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT L. HARRIS Robert L. Harris	Chairman of the Board of Directors	June 28, 2006

/s/ NEIL KORNSWIET Neil Kornswiet	Director, President and Chief Executive Officer (Principal Executive Officer)	June 28, 2006

/s/ HOWARD WEITZMAN Howard Weitzman	Chief Financial Officer (Principal Financial and Accounting Officer)	June 28, 2006

/s/ VICTOR J. COLEMAN Victor J. Coleman	Director	June 28, 2006

/s/ DAVID F. CRONENBOLD David F. Cronenbold	Director	June 28, 2006

/s/ ANDREW J. SOBEL Andrew J. Sobel	Director	June 28, 2006

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger dated as of December 28, 2004, by and among People’s Choice Home Loan, Inc., People’s Choice Financial Corporation and the other parties named therein

3.1	Articles of Amendment and Restatement of People’s Choice Financial Corporation

3.2	Amended and Restated Bylaws of People’s Choice Financial Corporation

3.3	Articles of Merger between People’s Choice Home Loan Inc. and People’s Choice Merger Sub, Inc.

4.1*	Specimen Common Stock Certificate

4.2	Registration Rights Agreement dated as of December 28, 2004 by and among People’s Choice Financial Corporation and the other parties named therein

4.3	Amended and Restated Stockholders Agreement dated as of December 28, 2004 among People’s Choice Financial Corporation, People’s Choice Home Loan, Inc., Lehman Commercial Paper, Inc. and Neil Kornswiet

5.1*	Opinion of Hunton & Williams LLP as to the legality of the securities being registered

8.1*	Opinion of Hunton & Williams LLP as to certain U.S. Federal income tax matters

10.1	People’s Choice Financial Corporation 2004 Stock Incentive Plan

10.2*	Form of Incentive Stock Option Agreement

10.3	Employment Agreement dated as of December 21, 2004 between People’s Choice Financial Corporation and Neil B. Kornswiet, as amended

10.4	Employment Agreement dated as of December 17, 2004 between People’s Choice Financial Corporation and Dwayne Barfell

10.5	Employment Agreement dated as of December 23, 2004 between People’s Choice Financial Corporation and Brad Plantiko, as amended

10.6	Employment Agreement dated as of February 1, 2005 between People’s Choice Financial Corporation and David Zimmer, as amended

10.7	Employment Agreement dated as November 8, 2005 between People’s Choice Financial Corporation and Kathleen Lipps

10.8	Employment Agreement dated as May 1, 2005 between People’s Choice Financial Corporation and Irwin Gubman

10.9	Form of Indemnification Agreement with Independent Directors

10.10*	Summary of Board of Directors’ Compensation

10.11	Form of Lock-Up Agreement

10.12*	Master Repurchase Agreement, dated as of April 28, 2006 by and among Arlington Funding Company LLC, Friedman, Billings, Ramsey Group, Inc., People’s Choice Financial Corporation, People’s Choice Funding, Inc. and People’s Choice Home Loan, Inc.

10.13*	Master Repurchase Agreement, dated as of August 12, 2004, by and between People’s Choice Home Loan, Inc. and People’s Choice Funding, Inc. and Bear Stearns Mortgage Capital Corporation

10.14*	Master Repurchase Agreement, dated as of April 21, 2005 by and among Credit Suisse First Boston Mortgage Capital LLC and People’s Choice Home Loan, Inc., People’s Choice Funding, Inc., and People’s Choice Financial Corporation

Exhibit Number	Description

10.15*	Third Amended and Restated Master Repurchase Agreement, dated as of March 23, 2006, by and among People’s Choice Home Loan, Inc., People’s Choice Funding, Inc. and IXIS Real Estate Capital Inc.

10.16*	Second Amended and Restated Warehousing Credit and Security Agreement, dated as of December 28, 2004 by and among People’s Choice Home Loan, Inc. and People’s Choice Funding, Inc. and Residential Funding Corporation

10.17*	Amended and Restated Master Repurchase Agreement, dated as of December 28, 2004 by and among People’s Choice Home Loan, Inc., People’s Choice Funding, Inc. and Wachovia Bank, National Association

10.18*	Mortgage Loan Repurchase Agreement, dated as of June 19, 2006, by and among Concord Minutemen Capital Company, LLC, People’s Choice Financial Corporation and People’s Choice Home Loan, Inc. and People’s Choice Funding, Inc.

12.1*	Statement regarding computation of ratios

21.1*	List of Subsidiaries of People’s Choice Financial Corporation

23.1*	Consent of Hunton & Williams LLP (included in Exhibit 5.1 and 8.1)

23.2	Consent of Grant Thornton LLP

24.1	Powers of Attorney (included on the signature page of the Registration Statement)

*	To be filed by amendment.